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REGISTRANT'S NAME Lukoil Oil Co

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JUN 26 2008
THOMSON REUTERS

FILE NO. 82- 04006 FISCAL YEAR 12-31-07

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DAT : 6/25/08

082-04006
RECEIVED
2008 JUN 25 A 9:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
12-31-07 AR/S



ANNUAL REPORT 2007

RECEIVED
2008 JUN 25 A 9: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE
April 24, 2008

OAO LUKOIL BOARD OF DIRECTORS RESOLVES TO HOLD ANNUAL GENERAL SHAREHOLDERS MEETING

The Board of Directors of OAO LUKOIL held a meeting today in Tashkent (the Republic of Uzbekistan) where resolutions relating to the Annual General Shareholders Metting were passed.

In particular, it was decided that the Annual General Shareholders Metting will be held on June 26, 2008 at 11:00 at the Company's headquarters in Moscow. It was also resolved that the record date for the list of shareholders entitled to participate in the Annual General Shareholders Meeting shall be May 08, 2008. The Board of Directors intends to recomend to the shareholders to approve dividends for the 2007 financial year in the amount of RUR 42 per ordinary share (RUR 38 per ordinary share for 2006).

The shareholders will elect the Board of Directors of OAO LUKOIL, consisting of 11 memebers, from the list of candidates approved by the Board of Directors of OAO LUKOIL on February 4, 2008:

1. Vagit Yu. Alekperov, President of OAO LUKOIL;
2. Igor V. Belikov, Director of the Russian Institute of Directors;
3. Donald Evert Wallette (Jr.), President of Russia/Caspian Region, ConocoPhillips
4. Valery I. Grayfer, General Director of OAO RITEK;
5. Oleg E. Kutafin, Rector of the Moscow State Academy of Law;
6. Andrey L. Kostin, Chairman and CEO of OAO Bank VTB;
7. Ravil U. Maganov, First Executive Vice President of OAO LUKOIL;
8. Richard H. Matzke, former Vice Chairman of Chevron Corporation;
9. Sergei A. Mikhailov, General Director of OOO Management-Consulting;
10. Nikolai A. Tsvetkov, Chairman of the Board of Directors of OOO Upravlyayuschaya kompaniya Evolyutsia [Evolution Management Holding Company];
11. Igor V. Sherkunov, Chairman of the Board of Directors of ZAO Investitsionnaya Gruppa Kapital [Capital Investment Group];
12. Alexander N. Shokhin, President of Russian Union of Industrialists and Entrepreneurs (employers).

Meanwhile, Andrey L. Kostin notified the Company of his refusal to be elected to the Board of Directors of OAO LUKOIL on the ground of conflict of interests.

The Board of Directors decided to recommend that shareholders approve KPMG ZAO as the independent auditor of OAO LUKOIL.

The Board of Directors also reviewed a report by LUKOIL Overseas Holding Ltd. on project implementation results and prospects in the Republic of Uzbekistan.

Today, the Company is involved in exploration, field development and hydrocarbon production projects in Uzbekistan.

In mid-term perspective, LUKOIL's estimated peak gas production in Uzbekistan may exceed 16 billion cubic meters. The 2007–2039 estimated aggregate gas production may surpass 300 billion cubic meters. The peak oil production in 2011 is expected to reach 500 thousand tons a year, making about 7 million tons throughout the whole development period.

"Projects in Uzbekistan gain a priority importance for the Company in the area of international activity development and gas strategy implementation. Uzbekistan has created most favourable environment for foreign investment. Undoubtedly, LUKOIL will fulfill all its commitments to the Republic of Uzbekistan," Vagit Alekperov, President of OAO LUKOIL, said.

Press Service
OAO LUKOIL
Tel.: (495) 627-16-77
Fax: (495) 627-16-53
E-mail: pr@lukoil.com

CONTENTS

ADDRESS TO SHAREHOLDERS

Dear Shareholders,

Outstanding financial results and realization of new, large-scale projects made 2007 a remarkable year for LUKOIL. Our performance, measured by main industrial and financial indicators, was better than in 2006. The Company continued to develop in accordance with its long-term strategy and to strengthen its competitive positions on the world energy market. LUKOIL began production of gas in Uzbekistan, continued major work for modernization of its refineries, and completed acquisition of a filling-station network in Europe.

Company net profit in the accounting year rose by 27.1% to a record level of $9.5 billion. Return on average capital employed was 22.2%. Operating cash flow was significantly higher than in 2006, reaching $10.9 billion. This enabled us to finance $9.1 billion of capital expenditures. And it should be noted that about 40% of LUKOIL's capital expenditures in 2007 were on new projects, leading to rapid expansion in the scale of Company business.

Thanks to record financial results in 2007, we were able to recommend dividends of 42 roubles ($1.80) per share for approval by our shareholders, exceeding 2006 dividends by 10.5%. Dividend yield for 2007 is the highest in three years at 2.1%. The price of LUKOIL shares declined slightly in 2007 (by 1.1%), for the first time since 2000. This was due to various Russian domestic political factors and to instability in the global financial system. However, we are doing everything we can to maintain high income levels to our shareholders. In particular, the Company continued to buy back its own shares: $712 million were spent for this purpose in 2007.



Chairman of LUKOIL Board of Directors, Valery Grayfer

The favourable price environment was the main factor driving financial results of LUKOIL Group in 2007. Prices for crude oil were high, as were margin levels in the refining segment. Growth of financial results was also supported by enlarged scale of Company business. In particular, the Company achieved significant increase of oil refining volumes. Refinery throughputs at the Company's Russian refineries rose by nearly 8% and loading of Russian refining capacities was over 96%, which is a record level. Unlike most competitors, LUKOIL also continued to increase levels of hydrocarbon production. Daily output by the Group rose to 2.18 million boe in 2007. High organic growth of production in international projects deserves special mention.

There was positive effect on Company results from work to improve operational and financial efficiency in all areas of the business. LUKOIL also maintained its tight financial discipline, keeping production costs under control despite high inflation and significant devaluation of the dollar. This was achieved mainly through centralized work with contractors and suppliers, use of tender procedures, energy saving, and increase of labour productivity.

In the Exploration & Production segment LUKOIL adhered firmly to its strategic goals of increasing volumes and efficiency of production, and expanding the resource base to ensure steady, long-term growth.

The Company is continuously growing its resource base and has completely replaced hydrocarbon production through increase of proved reserves in each of the last 8 years. LUKOIL's biggest discovery in 2007 was the Bayandyskoye oil field in the Republic of Komi, which will be brought into production in 2008. In total we discovered 7 new fields and brought 13 fields into production during 2007.

Average daily production of marketable hydrocarbons grew by 1.5% in 2007. Slowdown in production growth rates compared with previous years was due to sale of a 50% stake in the company Caspian Investments Resources Ltd., lowering of natural gas purchases by Gazprom, as well as electricity supply interruptions at fields in Western Siberia. Large resource potential, launch of production in new major projects, and accelerated implementation of the Company's gas program make us confident that LUKOIL will achieve the goals, which it has set itself for growth of hydrocarbon production in the medium term.

The main event in 2007 in the Exploration & Production segment was launch of gas production in Uzbekistan. This was the first time that the Company had commissioned a gas condensate field abroad in the role of operator. High potential for production growth and market conditions for sale of gas outputs make the Uzbek project (Kandym – Khauzak – Shady) the most efficient in the Company's gas portfolio. It is also LUKOIL's biggest international project, measured by the Company's share in production. Planned peak annual production levels are about 12 billion cubic meters of gas.

Completion of the Varandey terminal in the northern part of European Russia was also an important Company milestone in 2007. Varandey is the world's first export terminal with capability for year-round operation in Arctic conditions. The immediate purpose of the terminal is for export of oil from the Yuzhnaya Khylchuya field, which will be commissioned in mid-2008, but Varandey will also be used in the future for export of oil from other fields in Timan-Pechora.

LUKOIL continued to work hard on development of international Exploration & Production business in 2007, achieving major successes in implementation of existing international projects. Commercial oil reserves were discovered in Colombia as part of the Condor project, representing the first discovery by a Russian oil company in the Western hemisphere. LUKOIL also became a participant in three new geological exploration projects in Cote d'Ivoire and Ghana.

Successful development of partnerships with state oil & gas companies in all parts of the world also deserves to be emphasized. Cooperation with state companies is crucial for successful and sustainable business in the long-term as resource volumes that are available to private oil companies diminish. Partnership with Gazprom and its subsidiaries is particularly important. We have signed a number of agreements that open the way to cooperation in Exploration & Production, petrochemicals production, and sale of hydrocarbons and fuels. LUKOIL also began to cooperate with state companies in China, Indonesia and Qatar in the accounting year. We are confident that this will help to increase resource potential and production levels, and, consequently, shareholder value of the Company.



President of LUKOIL,
Vagit Alekperov

Efficiency of hydrocarbon sales was significantly increased in 2007 through improvement of price formulas and optimization of supply routes. Although gas deliveries by the Company were almost unchanged from 2006, net profit in the gas sector doubled thanks partly to increase of direct sales to final users. High levels of refining margin in Russia led to 7% increase in deliveries of crude oil to the domestic market.

In the Refining & Marketing segment the Company focused its attention on increase of capacity and throughputs, improvement of product quality and development of the sales network.

Crude oil refining volumes at the Group's own refineries grew by nearly 7% to a record level of 52 million tonnes. The share of high-octane gasolines approached 90% of total gasoline output and the share of environment-friendly diesel fuel rose to 70% of the total, both thanks to ongoing modernization of refineries. We commissioned a number of units in 2007, which will enable substantial increase in production volumes of motor fuels that meet European environmental standards. These steps will give LUKOIL a major advantage compared with competitors following approval of technical regulations at the start of 2008, which require full changeover to Euro-3 fuels in Russia from 1 January, 2009.

Retail fuel sales increased by 14% to 12.8 million tonnes in 2007 thanks to successful marketing policy, improvement of production quality and expansion of the filling-station network.

The Company acquired more than 500 filling stations in 2007 and entered the retail market in Western Europe for the first time. Improvement of marketing efficiency and optimization of the filling station network led to increase of average daily sales per station to 7.9 tonnes, which is almost 10% more than in 2006.

A new sector will be included in LUKOIL's business structure from 2008, centered on electricity generating assets, which the Company plans to acquire from RAO UES during the current year. The new electricity generating business will also include small-scale units: power stations at fields, and generating facilities at oil refineries. The new structure is being set up to ensure reliability of power supplies at our industrial facilities and to increase the Company's opportunities for selling natural gas at market prices.

LUKOIL is committed to achieving the highest standards of environmental and industrial safety in its business and also implements a wide-ranging social policy. We strive for continuous improvement of transparency in our social policy and for an ongoing, constructive dialogue between the Company and society. Publication in 2007 of the Company's second Sustainability Report is a reflection of the Company's commitment to these goals.

We would like to thank all employees of LUKOIL for the successes, achieved in 2007. We understand that people are the basis for our development potential and we value the contribution of each employee to the overall mission of ensuring our Company's prosperity.

Achievements in the accounting year are proof that LUKOIL does not merely use its existing industrial potential, but ensures intensive development of that potential. The Company's strategic task is to strengthen its positions in the global oil & gas sector. This requires, on the one hand, constant enlargement of our business scale and, on the other hand, increase of business efficiency. In 2007 the Company was successful in both tasks. We are confident that we will continue to create value for shareholders, and make further advances on the road to achievement of our goals.

President of LUKOIL,
Vagit Alekperov

Chairman of LUKOIL
Board of Directors,
Valery Grayfer

MAIN OPERATING AND FINANCIAL INDICATORS

	2007	2006	Growth, %
MAIN FINANCIAL INDICATORS			
Sales, $ million	81,891	67,684	+21.0%
EBITDA, $ million	15,388	12,299	+25.1%
Operating income, $ million	13,418	10,477	+28.1%
Income before income taxes, $ million	13,018	10,257	+26.9%
Net income, $ million	9,511	7,484	+27.1%
Basic EPS, $	11.48	9.06	+26.7%
ROACE, %	22.2	21.5	
Capital expenditures, $ million	9,372	6,886	+36.1%
Investments (acquisition of subsidiaries and minority stakes), $ million	1,566	1,688	-7.2%
Share price (end of year), $	87.00	87.95	-1.1%
Dividend per share, roubles	42	38	+10.5%
MAIN OPERATING INDICATORS			
Oil reserves, million barrels	15,715	15,927	-1.3%
Gas reserves, billion cubic feet	27,921	26,597	+5.0%
Hydrocarbon reserves, million boe	20,369	20,360	+0.0%
Crude oil production, million barrels	713.0	703.1	+1.4%
Production of marketable natural gas, million cubic meters	9,652	9,821	-1.7%
Production of marketable associated gas, million cubic meters	4,303	3,791	+13.5%
Production of marketable hydrocarbons, thousand boe per day	2,178	2,145	+1.5%
Throughputs at own refineries, million tonnes	52.16	48.88	+6.7%
Throughputs at third-party refineries, million tonnes	4.61	4.99	-7.6%
Gas processing, million cubic meters	3,317	2,647	+25.3%
Production of petrochemicals, million tonnes	2.04	2.04	+0.1%
Crude oil exports, million tonnes	42.15	44.13	-4.5%
Petroleum product exports, million tonnes	25.1	20.5	+22.0%
Crude oil sales, million tonnes	41.01	42.84	-4.3%
Wholesale sales of petroleum products, million tonnes	78.10	72.71	+7.4%
Retail sales of petroleum products, million tonnes	12.76	11.17	+14.3%
Number of filling stations (owned, leased and franchises)	6,090	5,793	+5.1%
Employees, thousand	151.4	148.6	+1.9%

LUKOIL IS ONE OF THE MAJOR INTERNATIONAL INTEGRATED OIL & GAS COMPANIES


USA
Colombia
Venezuela
Geological exploration
Production of oil & gas, preparation for production
Oil refining & gas processing
Petrochemicals
Power generating
Marketing



Finland
Estonia
Belarus
Latvia
Lithuania
Ukraine
Poland
Slovakia
Czech Republic
Hungary
Belgium
Luxemburg
Serbia
Montenegro
Romania
Macedonia
Bulgaria
Moldova
Cyprus
Cote d'Ivoire
Ghana
RUSSIA
Kazakhstan
Uzbekistan
Azerbaijan
Georgia
Iran
Iraq
Turkey
Saudi Arabia
Egypt

EVENTS IN 2007

■ JANUARY

LUKOIL Group completes consolidation of Geoilbent by purchase of the remaining 34% of the company for $300 million. The Group previously accounted its investments in Geoilbent based on its stake in share capital. Geoilbent develops fields in the Yamal-Nenets Autonomous District (Western Siberia), as well as carrying out geological exploration work at a number of license areas.

■ FEBRUARY

LUKOIL and the Government of Leningrad Region sign a new cooperation agreement. The document defines main areas of cooperation between the parties for further development and efficiency improvement of the fuel and energy complex in Leningrad Region, increasing production potential, ensuring reliable provision of oils and lubricants to enterprises, organizations and the general public, and improving environmental conditions in the Region.

LUKOIL signs a memorandum of mutual understanding with the Qatar state oil company, Qatar Petroleum, on cooperation in exploration, development and rehabilitation of oil & gas fields in Qatar.



LUKOIL and Qatar state oil company, Qatar Petroleum, sign a memorandum of mutual understanding

LUKOIL and the Saudi Arabian state oil company complete drilling of the first exploration well at the Tukhman structure (part of the Block A contract area in the Kingdom of Saudi Arabia). Work on the well began in January 2006, and it was drilled to a depth of 4,800 meters. A hydrocarbon deposit was found and studies were begun to assess its composition and potential. The studies should be completed in 2008.

LUKOIL commissions a gas-filling station in Volgograd. The station has annual capacity for 15,000 tonnes of liquefied gas. It will supply high-quality liquefied gas to LUKOIL's multi-fuel filling stations and to households in the Region.



ЧИСТЫЙ ВОЗДУХ
ПРОПАН-БУТАН
ЛУКОЙЛ

Commissioning of a gas-filling station in Volgograd

LUKOIL completes drilling of an exploration well in the dome of the Medina structure at the Condor exploration block in Colombia. Well depth is 4,500 meters and testing gave a flow of high-quality Vasconia crude oil (1,200 barrels per day). A field with commercial reserves has thus been discovered. This is the first-ever discovery by Russian oilmen in the Western hemisphere.

■ MARCH

A polypropylene production facility with 120,000 tonnes annual capacity is commissioned at the Stavrolen Petrochemicals Plant (Budennovsk, Stavropol Region). This is the first such facility among LUKOIL's petrochemical assets. Output will fully meet Russian market requirements for modern grades of polypropylene.

LUKOIL Group begins construction of a gas-fired power station with 72 megawatt capacity in Western Siberia. The purpose of the station will be to provide all electricity needs of the Vat-Yeganskoye field, which is one of the Group's main sources of crude oil, and it will be the biggest generating facility in LUKOIL ownership. The station will burn associated gas from Company fields in Western Siberia.

LUKOIL signs a cooperation agreement with the Government of Kirov Region. The agreement concerns provision of high-quality petroleum products, gas processing outputs, and various other services to consumers in the Region, as well as construction of tank farms and filling stations, sustainable use of natural resources, and steps to protect the environment.

LUKOIL and GAZ Group sign a cooperation agreement for the period from 2007 to 2010. The agreement is for deliveries of LUKOIL lubricants to fill new vehicles coming off the GAZ production line, as well as inclusion of these lubricants in design and technical documentation. The parties also plan to work together on development and certification of new types of lubricants for engines and transmissions, as well as developing industrial lubricants for use in automotive manufacturing equipment.



LUKOIL and GAZ Group sign a cooperation agreement for the period from 2007 to 2010

LUKOIL completes calculation and independent audit of oil & gas reserves as of January 1, 2007. According to the data, which were confirmed by the US company, Miller and Lents, the Company's proved hydrocarbon reserves on January 1, 2007 were 20.36 billion boe, of which 15.93 billion barrels of crude oil and 26.60 trillion cubic feet of gas. Growth of the Company's proved reserves in 2006, including production, was 4.1%. Growth of hydrocarbon reserves has fully covered production in the last seven years.

■ APRIL.

LUKOIL obtains an unsecured syndicated $250 million credit facility for five years at LIBOR +0.4%. The facility represents the cheapest-ever unsecured five-year syndicated borrowing by a Russian company.

LUKOIL Group joins the Technical Association of the European Lubricants Industry (ATIEL). Other members of the Association are 16 of the largest international producers of lubricants.

LUKOIL and KAMAZ sign a cooperation agreement for the period from 2007 to 2010. Provisions of the agreement include deliveries of LUKOIL lubricants to fill vehicles on the KAMAZ production line as well as inclusion of these lubricants in KAMAZ design and technical documentation.



LUKOIL and KAMAZ sign a cooperation agreement for the period from 2007 to 2010

LUKOIL signs a cooperation agreement with the Russian Ministry of Foreign Affairs. The Ministry undertakes to support the Company in its foreign business and protect its lawful interests abroad. LUKOIL undertakes to provide the Ministry with expert advice on development of cooperation with foreign countries and international organizations in the fuel and energy sector, as well as providing consulting support on issues related to international oil & gas markets and hydrocarbon exports.

LUKOIL completes sale of 50% of Caspian Investments Resources Ltd. (former Nelson Resources Limited) to the company Mittal Investments S.A.R.L. for $980 million. Mittal Investments S.A.R.L. also pays off about $175 million owed to LUKOIL companies by Caspian Investments Resources Ltd. (50% of the total outstanding debt). Caspian Investments Resources Ltd. carries out oil field exploration and development in Kazakhstan.

LUKOIL signs an agreement with the American oil & gas company, Vanco Energy, on acquisition of a 56.66% stake in three geological exploration projects at promising offshore blocks in the Gulf of Guinea (Western Africa). Blocks CI-101 and CI-401 are located on the continental shelf of the Republic of Cote d'Ivoire, and the Cape Three Points Deep Water block is located on the continental shelf of the Republic of Ghana. All three blocks are in the deep-water zone of the Gulf of Guinea, 50–100 km from the coast, and are geologically part of the Tano Basin, where presence of commercial oil & gas reserves has already been proved.

Standard & Poor's rating agency raises its long-term issuer rating and all ratings for LUKOIL debt instruments from BB+ to BBB-. This means that LUKOIL now has investment-grade ratings from all three leading rating agencies — Moody's (Baa2), S&P (BBB-) and Fitch (BBB-).

■ MAY

LUKOIL and Gazprom Neft sign a memorandum of mutual understanding for joint realization of oil & gas projects in the Russian Federation. The companies are creating a joint venture for this purpose, in which LUKOIL will own 49% and Gazprom Neft will own 51%. Management of the joint venture will be on parity basis.



LUKOIL and Gazprom Neft sign a memorandum of mutual understanding

LUKOIL and the European Bank for Reconstruction and Development sign an agreement on provision of a $300 million unsecured credit to finance implementation by LUKOIL organizations of their Environmental Safety Program in 2004–2008. The syndicated credit is in two tranches of $150 million each. The first tranche is provided by the EBRD for a period of 10 years at LIBOR +0.65%. The second tranche is provided for seven years by a syndicate of commercial banks at LIBOR +0.45%. The maturity is the longest ever obtained by a Russian private company for an unsecured syndicated credit.

LUKOIL signs a cooperation agreement with the Republic of Tatarstan. The agreement envisages cooperation in geological subsurface studies, and production and refining of hydrocarbons, as well as development of the supply system for petroleum products, and of industrial and social infrastructure in Tatarstan. The parties also agree that Tatneft will take part in implementation of the agreement. Tatneft plans to develop mutually beneficial cooperation with LUKOIL.

LUKOIL, ICEM (the International Federation of Chemical, Energy, Mine and General Workers' Unions) and NGSP RF (the Russian Union of Oil & Gas Industry and Construction Workers) sign the third global (framework) agreement on cooperation. By signing the agreement, LUKOIL confirms its commitment to the principles of this global initiative by the United Nations and to fundamental principles of good practice in the labor and environment spheres, as enshrined in conventions of the UN and ILO (International Labor Organization). At the time of signing LUKOIL was the only Russian company to have subscribed to such an agreement.

■ JUNE

The Annual Report on Company Business and financial statements for 2006 are approved at the Annual General Meeting of Shareholders of LUKOIL. Shareholders approve payment of dividends on Company operations in 2006 at 38 roubles per ordinary share (compared with 33 roubles for 2005). The AGM also approves amendments and addenda to the Company Charter and to the Statute on preparation and holding of the General Meeting of Shareholders of LUKOIL, as well as setting the number of ordinary shares authorized for issuance at 85 million.

LUKOIL and the Administration of Yamal-Nenets Autonomous District sign a cooperation agreement. The document envisages creation of favourable conditions for geological study of



The Annual General Meeting of Shareholders of LUKOIL

subsurface areas, conduct of exploration work, production of hydrocarbons, and maximum utilization of associated gas, as well as application of the latest technologies in exploration, production, preparation and processing of oil & gas. The parties also agree to cooperate in realization of environmental protection programs and sustainable use of natural resources in the District.

LUKOIL completes work on creation of a global system for cash management, including measures to ensure more efficient use of cash, improvement of liquidity planning, as well as centralization of currency operations and operations on financial markets. Measures implemented in 2006 to optimize financial management gave overall gains of nearly $350 million.

LUKOIL successfully places two equal tranches of Eurobonds with maturities of 10 and 15 years for a total of $1 billion. Coupon rate on the 10-year tranche was 6.356%, and the rate on the 15-year tranche was 6.656%. There was more than $6 billion of demand for the bonds, which obtained the highest rating ever accorded to an issue by a Russian private company.

LUKOIL signs a cooperation agreement with the Republic of Kalmykiya. The document provides for cooperation between the parties in exploration and development of oil & gas fields, production and preparation of raw hydrocarbons, development of the petroleum product supply system, and creation of industrial and social infrastructure.

LUKOIL completes the deal with ConocoPhillips for acquisition of 100% stakes in companies that own 376 filling stations in Europe (156 in Belgium and Luxemburg, 49 in Finland, 44 in the Czech Republic, 30 in Hungary, 83 in Poland, and 14 in Slovakia). Value of the deal is $442 million.

The Company opens a modernized refuelling complex at Kishinev International Airport. Holding volume of reservoirs at the complex is 5,200 cubic meters. Modernization of the complex is part of LUKOIL's strategy for development of airport refuelling business, which includes expansion of the aviation fuel market and creation of an extensive network of the Company's own refuelling complexes.

■ JULY

LUKOIL completes certification audit of its Unified Corporate Safety Management, Labor and Environment Protection System, which is intended to ensure compliance with the requirements of ISO 14001:2004 and OHSAS 18001:1999. The certifying organization, Bureau Veritas Certification, confirmed the high level of integration and efficiency of LUKOIL's corporate System and recommended it for certification as compliant with ISO 14001:2004 and OHSAS 18001:1999.

■ AUGUST

LUKOIL and the Chamber of Commerce and Industry (CCI) of the Russian Federation sign an agreement on cooperation in the information sphere. In accordance with the document, the CCI will assist LUKOIL in establishment of business links with foreign partners, mixed chambers of commerce and business councils of foreign countries, and will also help to create a favourable legal climate for business activity. LUKOIL will provide the CCI with consulting and expert support on issues of development of


JET
FLEET SERVICES

LUKOIL acquires 376 filling stations in Europe from ConocoPhillips



LUKOIL and the Chamber of Commerce and Industry of the Russian Federation sign an agreement on cooperation in the information sphere international oil & gas markets, as well as export of hydrocarbons, petroleum products and petrochemicals produced in Russia.

LUKOIL completes installation of a global planning system based on SAP software, including plan preparation and budget modules for all aspects of planning, as well as a set of tools for evaluation and approval of investment projects and formation of the Group's Investment Program. The planning system was installed in more than 70 Russian and foreign enterprises, which are part of LUKOIL Group.

LUKOIL becomes the first non-financial Russian company to join the Derivatives Market at the Moscow Interbank Exchange (MICEX). Membership of the MICEX Derivatives Market will enable the Company to minimize currency risks and reduce its financial service costs.

■ SEPTEMBER

Six LUKOIL officials are included in a rating of the "1,000 most professional managers in Russia". The rating was compiled by a panel of about 400 experts, who aimed to select the most professional managers and leaders in specific sectors and fields of specialization.

LUKOIL takes 6th position among oil & gas companies in Europe, Middle East and Africa and 11th position among international oil companies in Platts rating of the world's 250 largest energy companies in 2007. Companies were assessed by four main criteria: assets, sales, profit, and return on capital employed. LUKOIL took 6th and 15th places in respective categories of the same rating in 2006, and 9th and 16th places in 2005.

LUKOIL and the Indonesian state oil company, Pertamina, signed an agreement on conduct of joint geological exploration work in Indonesia over a period of two years. The agreement includes creation of a management committee and joint technical group for study of several promising offshore and onshore territories in various regions of Indonesia. The partners will assess and interpret existing data prior to carrying out geological exploration and development of oil & gas territories.

A second edition of the LUKOIL Sustainability Report for 2005–2006 is published. The document contains complete information on main aspects and indicators of industrial, social and ecological activities by the Company in the regions where it is present. This is the only report in the Russian oil & gas sector, which is included in the GRI (Global Reporting Initiative) data base. It is also included in the National Register of Corporate Non-financial Reports, which is administered by the Russian Union of Industrialists and Entrepreneurs, and is referred to in Russian and international reviews and ratings.

LUKOIL and the Chinese national oil & gas company, CNPC, sign an agreement on strategic partnership. The agreement provides for broadening of cooperation between the companies in current projects as well as cooperation in promising projects for production, development and refining of crude oil & gas, and production of petroleum products in third countries. The parties will also discuss opportunities for working together in deliveries of oil and natural gas to China and refining of raw hydrocarbons in that country.


ЕРЕМОНИЯ ПОДПИСАНИЯ СОГЛАШЕНИЯ
СОТРУДНИЧЕСТВЕ МЕЖДУ КИТАЙСКОЙ
РПОРАЦИЕЙ И ОТКРЫТЫМ АКЦИОНЕРНЫМ
НЕФТЯНАЯ КОМПАНИЯ «ЛУКОЙЛ»
2007

LUKOIL and CNPC sign an agreement on strategic partnership

■ OCTOBER

An isomerization unit with a hydro-treatment block is commissioned at the Perm Refinery. The facility has annual production capacity of 450,000 tonnes and produces isomerizate (a high-octane additive for motor gasoline). Commissioning of the unit enables the Perm Refinery to reduce purchases of high-octane additives, increase volume of production of high-octane gasoline, and start production of gasoline that meets Euro-3 and Euro-4 requirements.

LUKOIL completes the first stage of modernization of the Odessa Refinery, including reconstruction of distillation facilities and various other equipment and premises. The second stage of modernization will include construction of a visbreaking unit, which will reduce output of fuel oil and increase output of vacuum gas oil. Refining depth at the Odessa Refinery should rise from 56% to 78% after the modernization has been completed.

The Company commissions a power supply unit and Integrated Control Room at the Petrotel Refinery in Romania. Launch of power supply unit №4 with 25 megawatts capacity increases total installed generating capacity at the Refinery's power station to 61 megawatts, making power supply arrangements at the Refinery much more dependable. The power station now fully covers power and heat needs of the Refinery as well as enabling supplies of heat energy for use in the city of Ploiesti.



LUKOIL commissions a power supply unit and Integrated Control Room at the Petrotel Refinery in Romania

■ NOVEMBER

LUKOIL starts production at the Khauzak gas area in the Republic of Uzbekistan. Khauzak is part of the Kandym – Khauzak – Shady gas project which is being jointly implemented by LUKOIL (90% stake) and the national holding company Uzbekneftegaz (10% stake). Target annual production levels at Kandym – Khauzak – Shady are about 12 billion cubic meters of natural gas.

The Ukhta Refinery commissions a vacuum residue visbreaking unit with annual design capacity of 800,000 tonnes. The unit will enable 77% increase of vacuum gas oil production through reduction of fuel oil output, increasing refining depth by five percentage points and improving ecological security at Ukhta.

LUKOIL and the Government of Saratov Region sign a new cooperation agreement. The document provides for construction of new LUKOIL facilities in the Region and reconstruction of the Company's existing facilities for production of petrochemicals, transport, storage and sale of petroleum products, including expansion of the network of filling stations, which operate non-cash forms of payment. In accordance with the agreement, LUKOIL also commits to implementing measures for environmental protection and accident prevention.

■ DECEMBER

LUKOIL and Gazprom Neft set up a joint oil & gas company, Regional Development. The joint venture will acquire rights for subsurface usage, geological studies of specific areas, exploration and production of hydrocarbons, field preparation, realization of infrastructure projects, and transport and sale of produced hydrocarbons. LUKOIL takes a 49% stake in capital of the joint venture, while Gazprom Neft takes 51%. Capital is paid in cash. The venture is managed by the partners on parity basis.

LUKOIL obtains the distribution network of the company Rostovneft for 1.4 billion roubles (about $56 million). The acquired asset includes 55 filling stations as well as tank farms. Acquisition of the Rostovneft distribution network will enable the company to double its retail sales of petroleum products in Rostov Region, increasing its share of the retail market in the Region from 6% to 12%.

LUKOIL wins the nomination, "Best Program for Effective Cooperation between Business, Non-profit Organizations and Regional Government" as part of the annual competition, "Russian Corporate Donor of 2007". The competition panel also acclaimed LUKOIL as the rating leader by volumes of assistance assigned to charity programs.

LUKOIL commissions an isomerization unit at the Volgograd Refinery. Annual production capacity is 370,000 tonnes and the unit produces the high-octane gasoline additive, isomerizate. The new unit will enable the Refinery to start production of gasoline in full compliance with Euro-3 and Euro-4 standards from 2008.


ТПП "ЛАНГЕПАС
НЕФТЕГАЗ"

EXPLORATION & PRODUCTION



STRATEGY

- Creating the potential for long-term Company growth by reserve replacement in traditional production regions and faster development in new production regions both in Russia and abroad.
- Improving efficiency of geological exploration work through careful selection of projects and application of the latest technologies.
- Achieving at least 5% average annual growth rate of hydrocarbon production in the medium term.
- Improving production indicators and lowering lifting costs by application of modern technologies, and by optimization of the well stock and of field development systems.
- Applying financial criteria for assessment of projects and business results and for optimization of the asset portfolio.

LUKOIL Group continued successful development of its Exploration & Production segment in 2007 in accordance with the Company's strategic goals and tasks.

Net profit in the Exploration & Production segment was $4,686 million, which is 31% more than in 2006. Daily production of marketable hydrocarbons grew by 1.5% to 2.178 million boe, including increase of oil production by 1.4% and of marketable gas by 2.5%.

The Company achieved record financial results thanks to a favourable price environment, increased size of the business and improved production efficiency. Efficiency gains were made through withdrawal of non-core assets, better use of the well stock, application of new technologies, optimization of corporate structure and logistics, and acquisition of new highly efficient assets.

A key event in 2007 was launch of natural gas production as part of the Kandym – Khauzak – Shady PSA project in Uzbekistan. Peak production in the project will be about 12 billion cubic meters per year, which exceeds overall natural gas production by LUKOIL in 2007.

There was negative impact on results from high tax burden in Russia and strengthening of the rouble in real terms, which led to higher hydrocarbon production and transportation costs. Results were also negatively affected by slower-than-planned rates of production growth, due mainly to the warm winter of 2006–2007, which led to reduction in purchases of gas from Company fields by Gazprom, and to postponement of commissioning of the Yuzhnaya Khylchuya field in Timan-Pechora. Sale of a 50% stake in Caspian Investments Resources Ltd. and problems with power supplies at LUKOIL fields in Western Siberia had additional negative impact on production growth rates.

PRICING AND TAX ENVIRONMENT

CRUDE OIL MARKET

The price environment on the international market for crude oil was favourable in 2007. The average annual price for Brent crude was 11.1% higher than in 2006. Prices fluctuated within an overall upward trend due to a policy of supply limitations by OPEC, low rates of production growth by independent producers and rapid increase of demand from developing countries. Price growth was also encouraged by political instability in production regions and weakening of the dollar against other main currencies. Prices for Brent crude had reached a historical maximum of $96 per barrel by the end of 2007.

More than 94% of oil production by LUKOIL Group in 2007 was in Russia. So prices for Urals crude (Russian export blend) had major impact on Company results. The Transneft oil pipeline system does not provide any quality bank, so crude oil of any quality, which is supplied via the system, is sold at the Urals price, and Urals is therefore LUKOIL's main export commodity. LUKOIL exported about 5% of its crude oil in 2007 bypassing the Transneft system. These deliveries were priced according to factual quality of the crude oil supplied, mainly with a premium to Urals prices.

The average price per barrel for Urals blend in 2007 was $69.3, which is 13.0% higher than in 2006. Faster growth of prices for Urals compared with Brent (reduction of the price differential between the two types of crude) was due to ending of growth in export deliveries of Russian crude to Europe (export volumes even declined in 2007) in a context of increased attractiveness of the domestic market, and was also due to resolution of imbalances on international markets for light and dark petroleum products. Reduction in the differential between Urals and Brent is positive for the Company and gave additional revenue of $0.7 per barrel in 2007.

The Company pays mineral extraction tax on its crude production inside Russia. Mineral extraction tax on oil grew by 16.0% in dollar terms in 2007 and the average tax rate was $13.2 per barrel. The mineral extraction tax rate grew faster than prices for Urals crude because the tax uses a progressive scale.

The Company pays export tariffs on crude oil exported from Russia, calculated using a progressive scale based on Urals prices. Export tariffs on crude oil rose by 4.9% in 2007 and the average rate for the year was $28.2 per barrel. Slower growth of export tariffs compared with growth of Urals prices was due to a time lag in calculation of the tariff level (under Russian law the level of export tariff for the coming two months is calculated based on the average oil price for the previous two months).

The Urals crude price for a Russian exporter net of taxes (the international market price minus export tariff and mineral extraction tax) was $27.9 per barrel in 2007, which is 21.2% more than in 2006. This was one of the main reasons for growth of the Company's financial results in 2007 in the Exploration & Production business segment.

REVENUE STRUCTURE OF A RUSSIAN CRUDE OIL EXPORTER, $ PER BARREL



70
60
50
40
30
20
10
0
61.3
69.3
26.9
28.2
11.4
13.2
53.1%
62.5%
59.7%
2006
2007
69.3 Price of Urals crude oil
Export tariff
Mineral extraction tax
Net revenue



ЛУКОЙЛ

A law on differentiation of mineral extraction tax on oil came into force on 1 January, 2007. For LUKOIL this means introduction of a zero tax rate for fields with high-viscosity oil and use of a reducing coefficient for fields which are more than 80% depleted. These remissions depend on observance of requirements for direct accounting of production volumes, which acquires preparatory works at fields. There are also difficulties rising from lack of experience in application of these remissions.

By the end of 2007 LUKOIL had more than 60 fields with depletion levels higher than 80%. Just over 20 of them had annual production levels in excess of 50,000 tonnes, and these fields were prioritized in preparation for application of the remissions. During 2007 a total of 7 fields with depletion levels above 80% were prepared for application of the tax remissions (5 in Western Siberia and 2 in the Volga region). Production volume at these fields in 2007 was about 2.9 million tonnes. However, not all of the fields were ready for application of the remissions from the start of the year and the actual volume of crude production, subject to the remissions, was about 1.4 million tonnes. Total declared remissions for these fields were about $35 million.

LUKOIL produces high-viscosity oil in the Komi Republic at a deposit, which is part of the Usinskoye field, and at the Yaregskoye field. Production of high-viscosity oil in 2007 was about 2.1 million tonnes. Preparatory work has to be completed at fields before tax remissions for production of high-viscosity oil can be obtained.

LUKOIL Group has revised its plan for development of fields with high-viscosity oil following introduction of the remissions on mineral extraction tax. The target for annual production of such oil by 2017 has been raised to 5 million tonnes. High-viscosity oil from the Yaregskoye field will be refined at the Ukhta Refinery, where a unit for primary distillation of such oil will be installed.



LUKOIL pays tax in international projects in accordance with PSA conditions and concession agreements. The only significant tax paid by the Company in Egypt is income tax, which is paid as a share of production. The tax rate is progressive and depends on oil prices. In Kazakhstan the Company pays income tax at a fixed rate in cash form. But Kazakh PSAs also require payment of a share of profit production (the size of the share depends on a project's internal rate of return), while other Kazakh projects require payment of royalties and tax on super profits. So taxation for all the Company's projects in Kazakhstan is progressive. Due to oil price growth in 2007 tax payments as part of international projects increased.

GAS MARKET

LUKOIL produces most of its gas inside Russia and as part of the Karachaganak project in Kazakhstan. Rates of output in the Shakh-Deniz project in Azerbaijan, which was launched in December 2006, also grew rapidly during 2007. Marketable gas produced in Russia is sold to Gazprom and to Russian consumers. The Company cannot export the gas, which it produces, since Gazprom has a monopoly on exports and owns the gas transport system. Natural gas produced in the Karachaganak project is supplied to the Orenburg Gas-processing Plant. Gas produced as part of the Shakh-Deniz project is supplied to the domestic market of Azerbaijan and also via the Southern Caucasus pipeline to Georgia and Turkey, where it is sold at market prices.

The price environment on the market for natural gas inside Russia was very favourable in 2007. Sale prices for gas from the Nakhodkinskoye field rose by 84%, from $22.5 to $41.4 per 1,000 cubic meters, due to a new agreement which became effective between LUKOIL Group and Gazprom. The average weighted price for gas supplies to other customers rose by 37% to $43.7 per 1,000 cubic meters.

The Company pays mineral extraction tax on its gas production in Russia. The tax rate in 2007 remained unchanged from 2006 at 147 roubles per 1,000 cubic meters. However, the rate increased by 6.3% in dollars due to nominal strengthening of the rouble against the US currency.

Taxation in the Karachaganak project is in accordance with PSA conditions (see the section, "Crude oil market" on page 18).

In Azerbaijan LUKOIL is exempt from payment of taxes in cash on production and export of gas in accordance with PSA conditions. The only significant tax, which the Company pays, is fixed-rate profit tax (the tax is withheld as a share of production).

Production of gas as part of the Kandym - Khauzak - Shady PSA project in Uzbekistan began in November 2007. The gas produced in the project is sold to Gazprom on the border between Uzbekistan and Kazakhstan at an official price, defined in an agreement between Russia and Uzbekistan. The price in 2007 was $100 per 1,000 cubic meters. It increased to $130 as from 1 January, 2008, and will increase further to $160 per 1,000 cubic meters on 1 July, 2008. Under the agreement royalties are paid on production at a privileged rate and LUKOIL has a seven-year holiday from income tax, at the end of which income tax will also be paid at a privileged rate. The government share in profit oil varies depending on the internal rate of return of the project for LUKOIL, so the tax scale is, in effect, progressive.

INFLATION AND EXCHANGE RATES

LUKOIL Group produces most of its hydrocarbons inside Russia, so that a significant part of Company costs are in roubles and strengthening of the rouble against the dollar, both nominal and real (taking account of inflation), leads to growth of Company costs in dollars, with negative effect on financial results and cash flows. Real strengthening of the rouble against the dollar in 2007 compared with 2006 was 16.0%. Appreciation of the Russian currency accelerated in 2007 due to more rapid depreciation of the dollar against main world currencies and increase of inflation rates in Russia.

Strengthening of the rouble in real terms was the main reason for growth of the Company's hydrocarbon lifting costs in Russia. They grew by 17.9%, from $3.01 to $3.55 per boe. However, growth of hydrocarbon lifting costs in real terms was only 1.6%, which shows the Company's success in controlling costs through optimization of production and application of modern technologies. Hydrocarbon lifting costs in Russia declined by more than 20% in real terms between 2003 and 2007.

Real appreciation of the rouble was also one of the main factors behind 47.5% growth of capital expenditures in the Exploration & Production segment in Russia. Excluding the effect of real strengthening of the rouble, Russian capital expenditures in the Exploration & Production segment grew by 27.2%.

Devaluation of the dollar also leads to growth of the Company's operating and capital expenditures in international projects. Nominal year-on-year appreciation of the tenge (the national currency of Kazakhstan) was 3.7%, the Egyptian pound strengthened by 1.7%, and the Azerbaijan manat gained 4.3% against the US currency.

Group average lifting costs rose by 16.1% in 2007, from $3.08 to $3.58 per boe. Capital expenditures in the Exploration & Production segment grew by 41.8% to $7.3 billion.

ACQUISITION OF ASSETS

The Company continued to consolidate existing assets and to seek and acquire highly efficient new assets during 2007 in order to expand resource potential and production capacities. Spending on consolidation of existing companies and acquisition of new assets in the Exploration & Production segment totalled $434 million.

In January 2007 LUKOIL Group completed a transaction for acquisition of the remaining 34% stake in Geoilbent. Value of the transaction was $300 million. The Group had previously accounted its investments in Geoilbent based on its stake in share capital (66%). This was because the minority shareholder had a right of significant participation in the company. Geoilbent developed the Severo-Gubkinskoye, Prisklonovoye and Yuzhno-Tarasovskoye fields in Yamal-Nenets Autonomous District, and also carried out geological exploration work at a number of license areas. Geoilbent was reorganised in 2007 through merger into LUKOIL-Western Siberia. Production at Geoilbent fields in 2007 totalled 1.096 million tonnes. Total proved reserves of the company as of 1 January, 2008, were about 152 million boe (including 100 million barrels of oil). Addition to LUKOIL Group production as a result of the consolidation was 337,000 tonnes, and addition to proved reserves was 52 million boe (including revaluation of reserves at Geoilbent's fields at the start of 2008). LUKOIL paid a price of $5.8 per boe for acquisition of the proved reserves.

LUKOIL won an auction at the start of 2007 for acquisition of an exploration and development license at the Oshskoye oil field in Nenets Autonomous District. The license price was just over $230 million. Proved, probable and possible reserves at the field are estimated at 43 million barrels. So the price per barrel of reserves was $5.4. Available information suggests that the license area has high geological potential. Oshskoye is located only 8 km from the Kharyaginskoye field, which is one of LUKOIL's largest fields, and is immediately adjacent to the Yuzhno-Oshskoye field, which is being developed by Nobel Oil Group. Production is already underway at Oshskoye from reactivated wells. Oil is transported via a temporary pipeline to the Kharyaga - Usinsk trunk pipeline. Output volumes will be rapidly increased in 2009 and planned annual production level is 0.6 million tonnes.

In April 2007 LUKOIL signed an agreement with the US oil & gas company, Vanco Energy, on acquisition of 56.66% stake in three projects for exploration of promising offshore blocks in the Gulf of Guinea (West Africa). Blocks CI-101 and CI-401 are located on the continental shelf of the Republic of Cote d'Ivoire, and the Cape Three Points Deep Water block is located on the continental shelf of the Republic of Ghana. All three blocks are in the deep-water zone of the Gulf of Guinea, 50–100 km from the coast, and are geologically part of the Tano Basin, where presence of commercial oil & gas reserves has already been proved. Total area of the blocks is about 15,000 km² and water depth is between 200 and 3,000 meters. Other parties to the contracts are the state oil companies PETROCI Holding (blocks CI-101 and CI-401) and Ghana National Petroleum Company (Cape Three Points Deep Water) with 15% stakes. Vanco Energy has retained a 28.34% stake. The deal for blocks CI-101 and CI-401 was closed in 2007, and closure of the deal for Cape Three Points Deep Water is expected in 2008. Geological exploration at blocks CI-101 and CI-401 is being carried out on the basis of a PSA, signed in September 2005. Duration of the exploration period is 5.5 years and part of the work has already been carried out. LUKOIL Group is committed to completing seismic exploration work and drilling one exploration well at each block by the end of the period. Geological exploration at Cape Three Points Deep Water is being carried out on the basis of an oil & gas agreement, which was signed in August 2002. The exploration period is seven years and part of the work has already been completed. Drilling of one exploration well at the block is scheduled for 2008.



MAJOR DISCOVERIES

Drilling of an exploration well by LUKOIL at the Denisovskaya Depression in the Komi Republic led to discovery of the Bayandyskoye field, a large field with high-quality oil. Well tests gave flows of high-quality oil at a daily rate of up to 4,900 barrels. Proved, probable and possible oil reserves at the field are estimated at nearly 270 million barrels.

The Bayandyskoye field is located not far from the Usinskoye field, which is under development by the Company. This will enable launch of test production in 2008 without significant costs for construction of transport infrastructure. Oil from the new field will be fed into the Transneft system.

OPTIMIZATION OF CORPORATE STRUCTURE AND CONSOLIDATION

LUKOIL continued to optimize its corporate structure in 2007, aiming to improve efficiency of business management and to reduce administrative costs.

The Company completed transfer of Nazymgeodobycha (a company acquired by LUKOIL in 2006 as part of assets of Marathon Oil Corporation) to the LUKOIL subsidiary, RITEK. The transfer was justified since RITEK has the necessary experience and technologies to carry out efficient exploration work and development of Nazymgeodobycha's 6 fields, which are located on the right bank of the Ob river and have complex geology. Production at the fields in 2007 totalled 62,000 tonnes of crude oil. Nazymgeodobycha was transferred to RITEK in exchange for newly issued shares of RITEK. Nazymgeodobycha was reorganized through merger with RITEK. The stake of LUKOIL Group in RITEK increased to 74.86% as a result of this operation and partial buy back of shares from RITEK minority shareholders.

Geoilbent, whose consolidation was completed in January 2007 as a result of acquisition of the remaining 34% stake, was reorganized through merger with LUKOIL-Western Siberia.

LUKOIL increased its stake in Khantymansiyskneftegazgeologiya, acquired among other assets from Marathon Oil Corporation in 2006, from 95% to 100% by purchase of shares from minorities. A total of 1.407 million tonnes of oil were produced at the company's fields in 2007, and its proved oil reserves at the start of 2008 were 216 million barrels.

The Company continued consolidation of its assets in Timan-Pechora and optimization of their structure during 2007. The Group's stake in most companies was increased to 100% through purchase of shares from minorities. In February 2007 LUKOIL-SEVER was transferred to LUKOIL-Komi. As a result of consolidation and optimization of corporate structure in recent years assets of more than 15 companies, which own licenses for exploration and development of reserves in Timan-Pechora, were united into two companies: Naryanmarneftegaz and LUKOIL-Komi Group (the latter consisting of LUKOIL-Komi itself and its subsidiaries, YaNTK, SeverTEK, Bitran and LUKOIL-SEVER).

■ ASSET SALES

In April 2007 LUKOIL completed sale of a 50% stake in Caspian Investments Resources Ltd. (former Nelson Resources Limited) to Mittal Investments S.A.R.L. Caspian Investments Resources Ltd. carries out oil exploration and production in Kazakhstan and participates in a number of production projects (KarakudukMunai, North Buzachi, Arman, Kazakhoil-Aktobe), as well as in the South Zhambai and South Zaburunye geological exploration projects. Oil production by Caspian Investments Resources Ltd. in 2007, measured by its project stakes, was 2.323 million tonnes and proved oil reserves, measured by project stakes, were 224 million barrels at the start of 2008. Value of the transaction was $980 million. Mittal Investments S.A.R.L. also settled debt of about $175 million owed by Caspian Investments Resources Ltd. to Group companies (50% of total outstanding debt).

LICENSING

The main tasks for the Company as regards licensing inside Russia are: to obtain new licenses for mineral resource exploitation; to extend the terms of licenses up to full field depletion; to secure reissue of licenses to reflect reorganization of subsidiary companies; and to change and add to conditions for mineral resources exploitation. The Company was successful in all these tasks during 2007.

LUKOIL Group had 413 licenses on its balance for use of mineral resources at the end of 2007, of which 373 carried production rights and 40 were for geological exploration, including prospecting and field assessment.

The Company obtained 13 new licenses in 2007, of which 8 licenses with production rights were obtained based on evidence of field discoveries. Another 4 licenses with production rights were obtained as a result of auctions (the Oshskoye field in Timan-Pechora, the Nadezhdinsky area in Western Siberia, and the Yuzhno-Khoreiversky and Predtimansky-II areas in Timan-Pechora). Spending to acquire these four licenses was $255 million. One license was obtained on the basis of an application to carry out geological studies.

2 licenses for geological studies and 2 licenses for exploration and production of hydrocarbons were surrendered by LUKOIL due to expiry of the period of validity and on the Company's own initiative.

22 licenses were re-issued during 2007 in connection with ongoing restructuring of the Group and optimization of its corporate structure.

Also in 2007 a total of 29 licenses were extended up to complete field depletion and five were extended until completion of geological sub-surface studies at the license areas. Work continued on amendments and additions to current license agreements. A total of 59 additions were made concerning rescheduling of development launches at fields, changes to geological exploration programs, clarification of borders of license areas, confirmation of ownership rights to production from the license areas, and clarifications concerning obligations to achieve specific production levels in accordance with project documentation, as well as other issues.

OIL AND GAS RESERVES

PROVED OIL & GAS RESERVES OF LUKOIL GROUP BY REGIONS



21.3%
2.5%
Timan-Pechora
3,346 million barrels
709 billion cubic feet
54.8%
7.8%
Western Siberia
8,616 million barrels
2,163 billion cubic feet
1.3%
47.4%
Bolshekhetskaya Depression
203 million barrels
13,243 billion cubic feet
3.1%
18.2%
International projects
495 million barrels
5,068 billion cubic feet
1.6%
0.0%
Other
247 million barrels
12 billion cubic feet
13.7%
1.7%
Urals
2,151 million barrels
471 billion cubic feet
1.6%
0.7%
Volga
250 million barrels
198 billion cubic feet
2.6%
21.7%
Northern Caspian
407 million barrels
6,057 billion cubic feet
OIL
100%
TOTAL
15,715 million
barrels
GAS
100%
TOTAL
27,921 billion
cubic feet

LUKOIL Group pays much attention to reserve replacement, which is the basis for future production. The Company carries out extensive geological exploration work in Russia and abroad in order to increase its reserves as well as maintaining constant monitoring of new projects and assets, which could represent acquisition targets. LUKOIL has always fully replaced its hydrocarbon production through increase of reserves. By doing so the Company creates potential for steady, long-term growth of production.

As of today LUKOIL is one of the leaders among Russian and international oil & gas companies by volume of proved hydrocarbon reserves. The Company's share of total proved oil reserves worldwide is 1.3% and its share of gas reserves is 0.4%.

Proved hydrocarbon reserves of LUKOIL Group as of January 1, 2008 by SPE[1] international classification were 20.369 billion boe, of which 15.715 billion barrels of oil and 27.921 trillion cubic feet of gas.

The ratio of proved hydrocarbon reserves to production is 25 years (22 years for oil and 48 years for gas).

Most of the Company's proved oil reserves are in Western Siberia, the Timan-Pechora oil & gas province and the Urals region. Most of proved gas reserves are in the Bolshekhetskaya Depression and the Caspian region. 56% of the Company's proved reserves are under development (64% of oil reserves and 29% of gas reserves). This reserves structure reflects high potential for production increases by the Company in the medium term, particularly for increases in production of gas.

[1] In 2007 Miller and Lents (USA) carried out its thirteenth annual technical and economic audit of oil & gas reserves of LUKOIL Group. Reserve measurement was in accordance with requirements of the Petroleum Resources Management System devised by the US Society of Petroleum Engineers (SPE-PRMS), as reviewed and approved by the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE). Reserves were accounted both within the time limits of license agreements and beyond expiry of license agreements up to the end of profit oil. Company reserves in all categories include 100% of the reserves of subsidiaries and shares in reserves of equity affiliates.



OIL & GAS RESERVES OF LUKOIL GROUP

1 JANUARY, 2008	Oil, million barrels	Gas, billion cubic feet	Hydrocarbons, million boe
Proved reserves	**15,715**	**27,921**	**20,369**
of which:			
developed	10,059	8,055	11,402
undeveloped	5,656	19,866	8,967
Probable reserves	**8,679**	**21,048**	**12,187**
Possible reserves	**4,446**	**11,134**	**6,301**

Most of proved reserves are traditional. Only about 4% of hydrocarbon reserves consist of high-viscosity oil and 7% of reserves are at offshore fields. This reserve structure enables the Company to ensure efficient control of development costs and to commission new fields rapidly.

PROVED HYDROCARBON RESERVES, BILLION BOE


2007
20.369
2006
2005
20.330
20.30
20.32
20.34
20.36
20.38

The level of LUKOIL's proved reserves remained almost unchanged in 2007 compared with 2006, but increased by 4.0% including production. Growth of oil reserves, including production, was 3.1% and the equivalent figure for gas was 7.2%. The reserve replacement rate was 101% (70% for oil and 329% for gas).

Change in reserve levels of LUKOIL Group during 2007 were due to production, geological exploration work, and acquisition and sale of assets. The favourable price environment also had impact on reserve levels as of the start of 2008.

Growth of reserves in 2007 due to geological exploration work and new data obtained in the course of production drilling totalled 659 million boe (518 million barrels of oil and 844 billion cubic feet of gas). So organic reserve growth covered about 81% of hydrocarbon production (73% for oil and 146% for gas). Most of the organic growth of proved reserves of oil was in Western Siberia (75% of the total) and Timan-Pechora (14% of the total). Most organic growth in proved reserves of gas was in the Yamal-Nenets Autonomous District — at fields in the Bolshekhetskaya Depression and Geoilbent fields (33% of the total), — in the Northern Caspian (27% of the total), and in the Kandym – Khauzak – Shady and Shakh-Deniz international projects (25% of total growth).

PROVED OIL RESERVES, BILLION BARRELS


2007
15.715
2006
2005
16.114
12
13
14
15
16
17

Acquisitions and asset consolidation also made a contribution to growth of proved reserves. Acquisition of the remaining 34% stake in Geoilbent in January 2007 increased proved reserves of LUKOIL Group by 30 million barrels. Reassessment of Geoilbent's reserves as of the start of 2008 led to additional growth of reserves by 15 million barrels of oil and 51 million boe of gas. Proved oil reserves at the Oshskoye field, for which LUKOIL obtained a development license in 2007, were estimated at 24 million barrels at the end of 2007.

PROVED GAS RESERVES, TRILLION CUBIC FEET


2007
27.921
2006
2005
25.298
23
24
25
26
27
28
29

Review of previous reserve estimates (mainly due to the favourable price environment) led to increase of LUKOIL's proved hydrocarbon reserves by 190 million boe.

The transaction for sale of a 50% stake in Caspian Investments Resources Ltd. was completed in April 2007. Proved reserves of the company, measured by its stakes in projects, were 224 million barrels of oil at the start of 2008. So LUKOIL Group reserves decreased by 112 million barrels due to sale of the stake in Caspian Investments Resources Ltd.

GEOLOGICAL EXPLORATION

MAIN GEOLOGICAL EXPLORATION REGIONS OF LUKOIL GROUP


Kaliningrad
Azov Sea
Northern Caspian
Colombia
Venezuela
Uzbekistan
Azerbaijan
Iran
Saudi Arabia
Cote d'Ivoire
Ghana
Egypt

The chief objective of LUKOIL's geological exploration work is to replace production with new commercial reserves of hydrocarbons and to prepare reserves for rapid launch and expansion of production in promising regions (Timan-Pechora, Northern Caspian and the Bolshekhetskaya Depression). The Company maximizes efficiency of its geological exploration work by use of the latest technologies.

Most of the Company's geological exploration work in 2007 was concentrated in Western Siberia, the offshore Caspian, Volgograd Region, and the Timan-Pechora oil & gas province.

During 2007 the Company carried out 7,736 km of 2D seismic and 5,451 km² of 3D seismic in order to locate and detail geological structures and to prepare for drilling of prospecting and exploration wells at promising sites. In recent years the Company has improved quality of its seismic exploration work and speeded up processing and interpretation of data, mainly thanks to installation of the latest IT solutions. High quality of seismic exploration has improved the success rate of exploration drilling to a level above 70% in the last five years.

Geoelectric exploration totalled 2,513 km. Vertical seismic profiling, which details the geological structure around a drilled well, was carried out at 30 wells. Total exploration drilling in 2007 was 143,000 meters with efficiency of more than 920 tonnes of reference fuel per meter. LUKOIL drilled up 47 prospecting and exploration wells in 2007, of which 36 were productive, and the drilling success rate was 77%.

A total of 7 new fields were discovered in 2007: the Bayandyskoye and Osvanyurskoye fields in the Republic of Komi; the Novoye field in the offshore Azov Sea (jointly with Rosneft); the Chekaldinskoye field in the Republic of Tatarstan; the Tsentralno-Stanovoye field in Volgograd Region; and the Preobrazhenskoye and Maltsevskoye fields in Perm Territory. The Company also found 17 new deposits at previously discovered fields.

Commercial reserves under Russian classification discovered by LUKOIL Group in 2007 through geological exploration work totalled 132 million tonnes of reference fuel (including shares in international projects). Extensions and discoveries of proved reserves under SPE classification, through geological exploration work and through additional findings in the course of production drilling, totalled 659 million boe. Spending by LUKOIL on geological exploration in 2007 was $558 million.

Most growth of liquid hydrocarbon reserves due to geological exploration work was achieved in Western Siberia, Timan-Pechora and as part of the Kumkol project. Most of the



growth in gas reserves was from the offshore Caspian, the Bolshekhetskaya Depression and the Kandym – Khauzak – Shady project in Uzbekistan.

■ RUSSIA

Exploration drilling in Russia in 2007 totalled 130,000 meters, 2D seismic exploration was 6,265 km and 3D seismic was 2,629 km^2. Geological exploration spending in Russia was $378 million.

WESTERN SIBERIA

The **Khanty-Mansiysk Autonomous District** is the main oil production base of LUKOIL Group. The chief aim of geological exploration work there is replacement of reserves in order to maintain the Group's current production levels in the region.

Total 3D seismic work in the region during 2007 was 1,373 km^2 and exploration drilling was 53,000 meters. A total of 22 wells were drilled, of which 17 were productive, so the success rate of exploration drilling was 77%. 5 new oil deposits were detected at previously discovered fields during 2007. The Company's proved oil reserves in the Khanty-Mansiysk Autonomous District (including production) increased by 435 million barrels, or by 5.1%.

Testing of an exploration well at the Nong-Yeganskoye field, which is currently under development, gave daily oil flow of up to 500 barrels. Proved reserves at the field increased by 7% including production.

Drilling of an exploration well at the Severo-Pokachevskoye field, which is currently under development, also proved successful. Proved oil reserves at the field grew by 33% including production.

Drilling of exploration well №42 at the Galyanovskoye field gave a gushing flow of oil at daily rate of 500 barrels and a new oil deposit was discovered. Testing was continued at an exploration well in the Zapadno-Tugrovskoye field and oil flow of 260 barrels per day was obtained.

Proved reserves at several major Company fields were substantially increased as a result of production drilling and revision of previous estimates due to the favourable price environment. In particular, reserves at the Povkhovskoye field grew by 10% including production, growth at the Uryevskoye field was 15%, and 4% at the Nivagalskoye field.

LUKOIL is developing gas reserves at the Bolshekhetskaya Depression in **Yamal-Nenets Autonomous District** as part of its program for accelerated production of gas.

A total of 6,000 meters of exploration drilling was carried out in the region during 2007, and 4 new deposits were found at the Pyakyakhinskoye field, increasing proved reserves at that field by 5.5%. Improvement of the geological-hydrodynamic model at the Nakhodkinskoye field led to increase of its proved gas reserves by more than 13%, and by 21% including production.

Proved reserves of gas at Company fields in the Bolshekhetskaya Depression had been increased to 13.2 trillion cubic feet by the end of 2007 (47.4% of total proved gas reserves of LUKOIL Group). Reserves grew by 3.6% compared with the previous year.

LUKOIL is also carrying out geological exploration at license areas of Geoilbent located in Yamal-Nenets Autonomous District (the Severo-Gubkinskoye, Prisklonovoye, and Yuzhno-Tarasovskoye oil & gas condensate fields, as well as the Urabor-Yakhinsky and Vansko-Namyssky areas).

Drilling of an exploration well at the Severo-Gubkinskoye field discovered 4 productive horizons. Proved reserves of oil at the field were increased by 15% to 75 million barrels. Gas reserves grew by 51 million boe as a result of the start of gas utilization system construction. The Company carried out 1,000 km of 2D seismic work at the Urabor-Yakhinsky and Vansko-Namyssky license areas.

TIMAN-PECHORA

The Timan-Pechora province (the Nenets Autonomous District and the Komi Republic) is a promising oil-producing region for the Company. The region is little studied and has high potential for new discoveries. The Company carried out extensive geological exploration work in Timan-Pechora during 2007, including 800 km of 2D seismic and 168 km² of 3D seismic. Exploration drilling was 18,100 meters. Geological exploration work in 2007 led to discovery of two new fields and one new deposit at a previously discovered field.

In the **Republic of Komi** the Company drilled a first prospecting well at the Bayandyskaya structure in the Denisovskaya Depression. Well testing gave flows of high-quality oil at a rate of up to 4,900 barrels per day. Proved, probable and possible reserves of oil at the field are estimated at nearly 270 million barrels. Discovery of the Bayandyskoye field was the biggest discovery by LUKOIL Group in 2007. Density of oil at the field is 43 API, which compares with 38 for Brent crude and 32 for Urals. Test production at the field is scheduled for 2008.

Drilling of Osvanyurskaya well №2 led to discovery of a new field — the Osvanyurskoye field. C1+C2 reserves (Russian classification) at the field are estimated at 5.1 million tonnes. The field was brought into production.

Drilling of a well at the Severovolminskaya structure, which is a part of the Makaryel-Nizevaya area, did not lead to any reserve discoveries and the well was closed down. 2D seismic exploration was carried out in 2007 at the Denisovskaya Depression area, the Yuzhno-Makaryelsky area and the Lyaelskaya area. 3D seismic exploration work was carried out at the Aresskoye, Yuzhno-Lyzhskoye, Yuzhno-Yuryakhinskoye and Verkhnegrubeshorskoye fields.

In the **Nenets Autonomous District** a further exploration well was drilled at the Vostochno-Sarutayuskoye field, which was discovered in 2003. Oil was obtained from all formations, which were tested at the well.

Naryanmarneftegaz (a joint venture between LUKOIL and ConocoPhillips) discovered a new oil deposit at the Yuzhnaya Khylchuya field. Well testing gave an oil flow from the new deposit at a rate of 800 barrels per day. Testing of an exploration well at the Severo-Saremboyskoye field gave an oil flow at a rate

EXPLORATION COSTS, $ MILLION


2007
558
2006
2005
426
0
200
400
600

HYDROCARBON RESERVE EXTENSIONS AND DISCOVERIES (SPE STANDARDS), MILLION BOE


2007
659
2006
2005
676
0
200
400
600
800

of 2,300 barrels per day. In addition, 2D seismic work was carried out in 2007 at the Perevoznoye field and Vostochno-Perevoznaya area.

URALS REGION

The Urals is a traditional production region for the Company, and reserves in the region have been extensively explored. LUKOIL carried out 239 km² of 3D seismic exploration in the region during 2007, and exploration drilling totalled 8,600 meters. Two new fields were discovered.

Drilling of an exploration well at the Zabrodovskaya area led to discovery of the Preobrazhenskoye field, where well testing gave a gushing flow of water-free oil at a rate of 300 barrels per day. Proved reserves are estimated at one million barrels of oil.

Drilling of an exploration well at the Volimskaya area led to discovery of the Maltsevskoye field, where well testing gave a gushing flow of water-free oil at a rate of 400 barrels per day.

Drilling of a prospecting well was completed at the Perspektivnaya structure in the Yenapaevskaya area. Well testing gave gushing flows of water-free oil at maximum daily rate of 1,000 barrels. Work began to appraise the discovered reserves, which will be related to the Mokhovskoye field.

VOLGA (onshore)

The Volga is also a traditional production region for LUKOIL Group and its geology has also been extensively explored. The Company carried out 3,090 km of 2D seismic in this region in 2007 and 200 km² of 3D seismic. Exploration drilling was 19,000 meters. The work led to discovery of two fields.

In **Volgograd Region** drilling of two exploration wells was completed at the Berezovsky license area. Well testing gave oil flows at a rate of up to 600 barrels per day and led to discovery of the Tsentralno-Stanovoye field. Proved oil reserves at the field were estimated at just over 2 million barrels of oil and production has been started.

2 prospecting wells were drilled at the Levoberezhny license area. One slant well was drilled in order to carry out additional exploration of the Rechnoye field, and testing gave oil flows at a daily rate of 1,400 barrels. The second well was drilled at the Severo-Alexeyevskaya structure and testing gave flows of oil, gas condensate and gas.

In **Astrakhan Region** the Company carried out 350 km of 2D seismic and 200 km² of 3D seismic exploration at the Poimenny license area, where the giant Tsentralno-Astrakhanskoye gas-condensate field is located. Drilling of Tsentralno-Astrakhanskaya



prospecting well №2 is scheduled for the start of 2008. Probable and possible reserves at the Tsentralno-Astrakhanskoye field were estimated at 10.2 trillion cubic feet of gas and 1.2 billion barrels of condensate as of the start of 2008. These reserve volumes are comparable with those at the Karachaganak field in Kazakhstan. Gas at the Tsentralno-Astrakhanskoye field contains very high levels of hydrogen sulfide. However, this problem can be solved by application of modern technologies, as shown by Gazprom during development of the adjacent Astrakhanskoye field. The Tsentralno-Astrakhanskoye field will be one of the main sources for increase of gas production by the Company after 2012.

In the **Republic of Tatarstan** the Company carried out 365 km of 2D geological exploration at the Agryzsky license area. A prospecting well was drilled and oil flows were obtained as a result of testing, leading to discovery of the Chekaldinskoye oil field with recoverable C1+C2 reserves (Russian classification) of 4 million barrels.

NORTHERN CASPIAN

The Northern Caspian is one of the key regions for increase of oil & gas production by LUKOIL in the medium term and the Company is putting special emphasis on development of resource potential in the region.

Studies of promising structures in the Northern Caspian were continued in 2007. Drilling of an exploration well at the Diagonalnaya structure in the central Caspian license area was completed to a depth of 1,950 meters. No productive formations were found and the well was closed down. Study of the geological information obtained during drilling was continued. 3D seismic and offshore geoelectric exploration work was carried out at a sub-surface area north-east of the Rakushechnaya structure, in accordance with the license agreement.

The geological model of the V.Filanovsky field was specified in 2007 using data obtained from drilling of the second exploration well. Proved reserves of gas at the field were increased by 42 million boe as a result.

Interpretation of 2D seismic materials was completed in the framework of the Caspian Oil Company, in which LUKOIL has a stake of 49.89% (another 49.89% belongs to Rosneft and the residual stake is held by Gazprom). The work led to identification of one main structure, the Zapadno-Rakushechnaya structure, and two satellites — Rybachiya and Zapadno-Rybachiya. Preparations were also made for drilling of a prospecting-and-appraisal well at the Zapadno-Rakushechnaya structure. The main result was completion of a base structure for prospecting-and-appraisal drilling in shallow water. Drilling of the first well is scheduled for 2008.

Work began on drilling of a prospecting well at the Tsentralnaya structure in the framework of TsentrCaspneftegaz, in which LUKOIL has a 50% stake (the other 50% belongs to Gazprom). The Tsentralnaya structure is located on the border between Russia and Kazakhstan. An agreement between the two countries, reached in 2002, puts the structure under Russian jurisdiction, but any discovered commercial reserves will be developed on a parity basis by Russia and Kazakhstan. At the start of 2008 the borehole bottom was at a depth of 1,470 meters. The well should be completed to a depth of 4,200 meters in 2008.

AZOV SEA

Drilling of a slant prospecting-and-appraisal well at the Novaya structure, in the offshore Azov Sea, was completed in 2007 in the framework of Priazovneft, in which LUKOIL has a 42.5% stake (another 42.5% belongs to Rosneft and 15% to the State Property Fund of Krasnodar Territory). Well testing gave a mixed oil & gas flow at a daily rate of about 1,000 barrels, leading to discovery of the Novoye field and giving the first proof of high potential of the Azov Sea shelf. Appraisal of field reserves has begun and

EXPLORATION DRILLING BY REGIONS (2007)


International projects 9.3%
Other 8.8%
Bolshekhetskaya Depression 4.2%
Urals 6.0%
Volga 21.3%
Timan-Pechora 12.7%
Western Siberia 37.7%

EXPLORATION DRILLING, THOUSAND METERS


2007
143
2006
2005
131
0
60
120
180

the next prospecting-and-appraisal well will be drilled at the Gelendzhikskaya structure. Drilling is to be carried out in 2008.

KALININGRAD REGION

The Company's resource base in Kaliningrad Region consists of a number of small onshore fields and the large Kravtsovskoye field on the Baltic Sea shelf.

A new onshore oil deposit was discovered in Kaliningrad Region during 2007 at the Yuzhno-Oktyabrskoye field. LUKOIL also began intensive work on the Baltic Sea shelf, where 600 km of 2D seismic profiles were processed in preparation for prospecting drilling at promising oil structures, including the D29 structure. C3 recoverable reserves (Russian classification) at the structure are estimated at 40 million barrels of oil.

■ INTERNATIONAL PROJECTS

The emphasis in geological exploration work abroad is to prepare the resource base for rapid launch of production as part of the Company's strategy for intensive development of its international business. 2D seismic work in international projects totalled 1,470 km in 2007, 3D work was 2,822 km^2 and overall exploration drilling was 13,000 meters. Spending on geological exploration outside Russia was $180 million. The Company continued rapid development of its international Exploration & Production business.

2D SEISMIC, KM



2007
7,736
2006
10,573
2005
9,787
0
3,000
6,000
9,000
12,000

3D SEISMIC, KM^2



2007
5,451
2006
2005
5,686
0
2,000
4,000
6,000
8,000

The Group was involved in 15 geological exploration projects outside Russia during 2007: in Azerbaijan, Colombia, Iran, Kazakhstan, Saudi Arabia, Uzbekistan, Venezuela, and Cote d'Ivoire.

LUKOIL Group constantly monitors opportunities for participation in new, promising international projects, and the Company acquired stakes in three new projects during 2007: an agreement was signed in April with the American oil & gas company, Vanco Energy, for acquisition of a 56.66% stake in three projects for geological exploration of promising offshore blocks in the Gulf of Guinea (Western Africa) (see the section, "Acquisition of Assets" on page 21).

An agreement was also signed with the Indonesian state oil company, Pertamina, for conduct of joint geological exploration work in Indonesia over a two-year period. The agreement envisages creation of a management committee and joint technical group for study of several promising offshore and onshore areas in various parts of Indonesia. The objective is to assess and interpret existing data in preparation for subsequent geological exploration work and development of oil & gas areas.

LUKOIL signed a memorandum in 2007 with the state oil company, Qatar Petroleum, on cooperation for exploration, development and rehabilitation of oil & gas fields in Qatar.

The Company continued geological exploration work in 2007 as part of international projects in the offshore Caspian.

The **Tyub-Karagan** project in the Kazakh sector of the Caspian Sea was continued, including geoelectric work and specification of parameters of promising structures. Work as part of the **Atash** project, located not far from Tyub-Karagan, enabled parameters of the Atash structure to be specified and led to a decision on location of the first exploration well. Preparations were begun for drilling of the well.

Work at the **South Zhambai** and **South Zaburunye** offshore blocks, located in the Kazakh sector of the Caspian Sea, included processing and reinterpretation of geological and geophysical data in preparation for exploration drilling, which should begin in 2009. In April 2007 a new version of the foundation documents of Zhambai, the South Zhambai and South Zaburunye PSA operator, were signed following exercise by Caspian Investments Resources Ltd. of an option for acquisition of a stake in Zhambai. In accordance with the new documents, the owners of Zhambai are KazMunaiGaz (50%), Caspian Investments Resources Ltd. (25% through a subsidiary), and Repsol (25% through a subsidiary).

LUKOIL's stake in the PSA is 12.5%, since the Company sold a 50% stake in Caspian Investments Resources Ltd. to Mittal Investments S.A.R.L. in April 2007.

The **D-222** project, which relates to a part of the Yalama-Samur structure, located in the Azerbaijani sector of the Caspian Sea (the second part is located in the Russian sector), saw completion of analysis of geological and geophysical materials for the Yalama-Samur structure. A location was decided for the second prospecting well (no commercial reserves were found as a result of drilling of the first well in 2005), and preparatory work was carried out (drilling of the well is scheduled for the end of 2008). It was also decided to extend the license for geological exploration work at the Russian part of the structure until the end of 2011. The new license agreement reduces the license area by three times. Drilling of a prospecting well is scheduled for 2010.

The **Shakh-Deniz** project in the Azerbaijani sector of the Caspian Sea was continued with drilling of an appraisal well in the south-western part of the structure. Drilling results helped to clarify field reserves: proved reserves of oil and gas condensate rose by 9%, and proved reserves of gas increased by 51%. Work on drilling of another appraisal well is scheduled to start in 2008.

Work also continued on other projects.

In the **Kungrad** project (part of the large-scale **Kandym – Khauzak – Shady** project in Uzbekistan) 574 km of 2D seismic work was carried out and a certificate for structure of the South Shege structure was prepared.

Work as part of the **Aral** project in the Uzbek sector of the Aral Sea included 329 km of 2D seismic exploration work.

At the **Block A** gas project in Saudi Arabia drilling of a well at the Tukhman structure led to discovery of a hydrocarbon accumulation. Well testing was carried out at the Muleiha structure and drilling of wells began at the Mushaib, Kharif and Fadil structures. 2D and 3D seismic work was continued. Information on reserves at Block A is not disclosed, in accordance with conditions of the agreement.

Test operations were carried out as part of the **Condor** project in Colombia at the field, which was discovered in 2006, and 1,400 tonnes of oil were produced. Reserves at the Medina structure were recounted as of the beginning of 2008, and proved, probable and possible reserves were estimated at 35 million barrels of oil. Preparations were made for commercial production at the field. Location of a well at the Lengupa structure was decided and preparatory work was carried out for construction of the well. Results of seismic exploration at the Las Palomas and Faraiones structures were reinterpreted and reprocessed.

In the **Meleiha** project in Egypt drilling of a prospecting-and-appraisal well led to discovery of commercial hydrocarbon reserves at the Gavakher structure, and work began to measure the reserves.

In the **Junin-3** project in Venezuela 7 stratigraphic wells were drilled as part of the second stage of appraisal of high-viscosity oil reserves. 2D seismic work was also carried out. A total of 10 stratigraphic wells will be drilled at the block. This should enable better definition of the geological model of Junin-3, based on seismic and drilling data, and will allow comparison of these data with those obtained at neighbouring blocks.

The company carried out work at newly acquired blocks in Cote d'Ivoire during 2007. Reinterpretation and reprocessing of 3D seismic materials were carried out for block **CI-205** leading to confirmation of potential oil & gas-bearing qualities of structure A. Total 1,109 km² of 3D seismic work was carried out at blocks **CI-101** and **CI-401**.

GEOELECTRICS, KM


2007
2,513
2006
4,030
2005
2,381
0
900
1,800
2,700
3,600
4,500

OIL FIELD DEVELOPMENT AND PRODUCTION

LUKOIL GROUP OIL PRODUCTION BY REGIONS



62.0%
Western Siberia
59,917 thousand tonnes
5.7%
International projects
5,545 thousand tonnes
2.2%
Other
2,110 thousand tonnes
100%
TOTAL
96,645
thousand tonnes
15.1%
Timan-Pechora
14,576 thousand tonnes
11.6%
Urals
11,257 thousand tonnes
3.4%
Volga
3,240 thousand tonnes

Crude oil production by LUKOIL Group (including share of production by equity affiliates) in 2007 totalled 96.645 million tonnes (1.953 million barrels per day), of which 94.147 million tonnes were produced by Company subsidiaries. The Company's average daily crude production level rose by 1.4% compared with 2006.

Most of the increase in crude production by LUKOIL was due to increased levels of production drilling and new well launches, as well as various measures to ensure reservoir enhanced oil recovery at fields. The Company achieved production increases in excess of 50,000 tonnes at over 20 fields. The largest production increases (in excess of 200,000 tonnes) were achieved at three fields (the Pashshorskoye field in Timan-Pechora, and the Uryevskoye and Severo-Pokachevskoye fields in Western Siberia) and added more than 1.1 million tonnes to overall output for the year. Substantial organic growth of output as part of international projects, including Karachaganak, North Buzachi, and KarakudukMunai, compensated production losses due to sale of a 50% stake in Caspian Investments Resources Ltd. It is important to emphasize that sale of the stake in Caspian Investments Resources Ltd. was one of the main reasons for non-fulfilment of crude oil production targets in 2007. The second reason was problems with power supplies at Company fields in Western Siberia, and the third reason was postponement of production launch at Yuzhnaya Khylchuya, the Company's giant field in Timan-Pechora until the middle of 2008, due to the warm winter in 2006–2007, which made it impossible to complete field preparation in time for the scheduled launch.

The Company worked hard in 2007 to prepare and launch production at fields in Russia and abroad as part of its strategy of accelerated production growth. Special emphasis was placed on fields in Timan-Pechora and the Northern Caspian.

Company subsidiaries and equity affiliates produced crude oil at 361 fields during 2007, and 12 new oil fields were put under development: the Tsentralno-Stanovoye field (Volga region), the Chekaldinskoye and Vladimirskoye fields (Tatarstan), the Mokhovskoye, Dozortsevskoye, Sypovskoye and Lesnoye fields (Urals region), the Verkhnee-Volminskoye, Oshskoye, and Osvanyurskoye fields (Timan-Pechora), the Domnovskoye field (Kaliningrad Region), East Kumkol (Kazakhstan), and one gas field — the Khauzak field (Uzbekistan). Test production was carried out at the huge Yuzhnaya Khylchuya field in Timan-Pechora which is due to enter full production in the middle of 2008. Test production was also carried out at the Condor field in Colombia.

Work continued in 2007 to improve efficiency of field development and reduce operating expenses as part of LUKOIL's program for optimization of development and production of oil in the period of 2006-2008. LUKOIL production companies took systematic measures in 2007 for increase of well productivity and oil recovery rates in order to achieve oil production targets. Development costs totalled $6,660 million.

A total of 264 fields had been included in the Company's multi-level system of field development monitoring by use of geological-hydrodynamic models by the end of 2007, and the system underwent intensive development during the year. Modelling of more than 60 fields was carried out in the course of the year. Geological-hydrodynamic models are helpful in selecting optimal technical solutions for field development, matching solutions to specific geology and structure of existing reserves. Modelling raises the oil recovery ratio and reduces field development costs. The Company makes extensive use of models for drilling at fields and for application of enhanced oil recovery techniques. In 2007 use of models enabled maintenance of relative efficiency of geotechnical measures at a level of 9.8 tonnes per day, equal to the level in 2006, despite worsening in the structure of residual reserves and increase in the number of measures, which had to be undertaken for extraction of hard-to-reach reserves. The number of geological-hydrodynamic models of Group fields should be increased to over 300 by 2010, so that 85% of all Company fields will be modelled. Models will be prepared for all fields in Western Siberia, Timan-Pechora and Kaliningrad Region.

The Company had 28,470 production wells at the end of 2007, of which 24,100 were actually in use. The number of injection wells was 9,060, of which 6,660 were under pressure. The number of production wells increased by 2.3% compared with

PRODUCTION DRILLING BY REGIONS (2007)



International projects 11.0%
Other 1.7%
Volga 0.2%
Urals 3.3%
Timan-Pechora 8.5%
Western Siberia 75.3% (including Bolshekhetskaya Depression)

2006 due to increase in volumes of drilling. The share of wells that were out of use had reduced marginally by the end of 2007 compared with the end of 2006, and stood at 15.3% of all production wells.

Total production drilling in 2007 was 2.968 million meters, which is 27% more than in 2006. There was an increase in the share of international projects in total production drilling, which reflected intensive field development work as part of projects, in which Caspian Investments Resources Ltd. was a participant. A total of 1,193 new production wells were commissioned, including 109 horizontal wells. Average daily flow at new wells was 37.8 tonnes, including 65.5 tonnes from horizontal wells. Total production from new wells (Group share) was 5.47 million tonnes. Drilling of horizontal wells has been found to be highly efficient and the Company plans to increase their numbers in the medium term.

The Company continued to increase drilling of sidetracks in 2007. A total of 188 wells with sidetracks were commissioned during the year and they gave average daily oil flows of 19.2 tonnes. The biggest production increases through drilling of sidetracks

OIL PRODUCTION DRILLING, THOUSAND METERS



2007
2,968
2006
2005
1,453
0
1,000
2,000
3,000
4,000

OIL PRODUCTION, MILLION TONNES



2007
96.65
2006
95.24
2005
90.16
85
90
95
100

were obtained at a number of fields around Kogalym in Western Siberia, where average growth of daily oil flows at 47 wells, where sidetracks were drilled, was 33.4 tonnes. That is almost equal to flow rates from new wells. 21 sidetracks, drilled from old wells, were brought into operation in the Urals region. Average increase of daily flow was 13.7 tonnes, which is more than twice higher than average flow rates from Company wells in the region. Sidetracks have proved highly efficient and the Company plans to drill more of them in the medium term. Also in the Urals region LUKOIL has started to use radial drilling which represents a new technique for intensification of oil production. Radial drilling was used at 39 wells in 2007 and gave average daily flow rate increases of 8 tonnes.

A total of 548 new injection wells (including 21 steam-injection wells) were put under pressure in 2007 as part of efforts to optimize field development and maintain reservoir pressure. 454 million cubic meters of water were pumped into productive formation, which is 7.8% more than in 2006. However, power supply interruptions at some fields in Western Siberia meant that pumping of water for maintenance of reservoir pressure was less than planned, and this led to under-achievement of production growth targets. The Company is building small-scale generating facilities at its fields in order to resolve this problem (see the section, "Energy-saving Technologies" on page 76). The Company will continue to improve its systems for maintenance of reservoir pressure at fields that are currently under development in order to increase production volumes.

Steps were taken in 2007 to increase well productivity through mechanization, selection of optimal operating regimes, and intensification of flow rates. A total of 2,158 operations were carried out in 2007 in order to optimize functioning of the Company's mechanized wells, and 116 wells were transferred to mechanized operation. Additional oil, obtained from these measures, totalled 1.93 million tonnes (Group share). The Company continued to make intensive use of enhanced oil recovery (EOR) techniques in order to compensate natural decline of oil production as fields approach depletion and structure of their reserves worsens. A total of 5,292 EOR operations on productive formation were carried out during the year using physical, chemical, hydrodynamic and heat methods to raise oil recovery rates (see the section, "Exploration and Production Technologies" on page 72). Additional oil production from wells due to these operations totalled nearly 24 million tonnes in 2007, which is equal to the level in 2006 and represents over 26% of total Group production in Russia.

All the described efforts allowed the Company to maintain average daily oil flow from wells at a level of 11.55 tonnes (based on Group share in projects), helping to minimize growth of lifting costs. It should be emphasized that average daily flows at oil wells in Russia grew from 9 to 11 tonnes between 2002 and 2007.

RUSSIA

Crude oil production by LUKOIL Group in Russia in 2007 was 91.100 million tonnes, including 90.735 million tonnes produced by subsidiaries. Russian production was 1.7% higher than in 2006.

Subsidiaries and equity affiliates of the Company produced oil at 337 fields in Russia during 2007. Production drilling was 2.641 million meters, which is 24.5% more than in 2006. The number of Company production wells in Russia at the end of 2007 was 27,450, of which 23,240 were actually in use.

OIL PRODUCTION WELLS, THOUSAND WELLS


2007
28.47
2006
2005
27.35
26.5
27.0
27.5
28.0
28.5
29.0

OIL PRODUCTION WELLS IN USE, THOUSAND WELLS


2007
24.10
2006
2005
22.75
22
23
24
25

981 new wells were commissioned during 2007 and production at new wells totalled 5.05 million tonnes.

Western Siberia accounted for 65.8% of oil production by LUKOIL in Russia during 2007 and production in the region was marginally higher than in 2006 at 59.92 million tonnes. Production growth was due to consolidation of Geoilbent, acquisition in June 2006 of the assets of Marathon Oil Corporation, and also to increase of output at several large fields. However, growth of production in Western Siberia was lower than planned as a result of power supply interruptions. Power shortages led to technical losses and made it impossible to pump sufficient volumes of water to maintain reservoir pressure. This had a particularly serious effect on two of the Company's largest fields: Tevlinsko-Russkinskoye and Vat-Yeganskoye. The Company is addressing the electricity supply problem at fields by building its own mini-power stations, running mainly on associated oil gas (see the section, "Energy-saving Technologies" on page 76).

Most fields in Western Siberia have been under development for a long time and levels of reserve depletion are high. The Company is therefore focusing its efforts on optimization of development systems in order to limit the natural decline of crude output. However, several fields in the region have significant growth potential. For example, the Uryevskoye and Severo-Pokachevskoye fields both showed record growth of oil production in 2007.

Oil production at the Uryevskoye field, which was commissioned in 1978, grew by nearly 21% in 2007 compared with 2006 to a level of 2.23 million tonnes. This achievement was mainly due to drilling and launch of new wells. Production drilling was over 190,000 meters and 65 wells were commissioned with average daily oil flow of 34 tonnes. All wells at the field used hydrofracturing of formation and work continued on a system for maintaining reservoir pressure: 14 injection wells were put under pressure, which helped to minimize flow rate declines at operating wells. Work was also carried out at 26 wells to deepen the borehole and develop new formations.

Oil production at the Severo-Pokachevskoye field, which was commissioned in 1995, increased by 28% to 1.09 million tonnes. The increase was mainly due to high volumes and efficiency of production drilling. A total of 21 new wells were commissioned in 2007 (including 8 horizontal wells). Thanks to drilling of highly efficient horizontal wells average daily oil flows at new wells reached 74.4 tonnes. Increase of production volumes was also achieved by drilling of 4 sidetracks at old wells, which gave average daily flow increases of 20.1 tonnes. In addition, hydrofracturing of formation was applied at 6 wells,


ЛУКОЙЛ


ТПП "УРАЙНЕФТЕГАЗ"
3508

obtaining average growth of daily flow rates by 29.6 tonnes. Operating regimes were optimized at 5 wells, giving average extra daily flows of 14.4 tonnes.

The biggest growth of production achieved by LUKOIL in Russia was at its fields in the **Timan-Pechora** oil & gas province. Output of oil in Timan-Pechora grew by nearly 1 million tonnes to 14.58 million tonnes, increasing the region's share in total Group production to a level of 15%. Timan-Pechora will be the main source of oil production growth for LUKOIL in the medium term, and the Company is making every effort to speed up commissioning of large reserves in the region. However, production growth in Timan-Pechora was lower than had been planned in 2007 due to postponement of production launch at the Company's biggest field in Timan-Pechora, the Yuzhnaya Khylchuya field.

Several other fields entered production in Timan-Pechora during 2007: the small Verkhnee-Volminskoye field, the Osvanyurskoye field (discovered in 2007) and the Oshskoye field, the development license for which was obtained by LUKOIL in 2007. Most oil production growth in the region was provided by the Pashshorskoye, Kyrtaelskoye and Perevoznoye fields, at which production increased by 0.8 million tonnes.

Oil production at the Pashshorskoye field, which was commissioned in 2004, grew by 545,000 tonnes in comparison with the previous year to 629,000 tonnes. The production growth was due to commission of new wells and increase of output at old exploration wells thanks to launch of an inter-field pipeline between Pashshorskoye and the Yuzhno-Shapkinskoye fields. 9 new wells were commissioned in 2007 and gave average daily flow of 174 tonnes.

Naryanmarneftegaz, the joint venture between LUKOIL and ConocoPhillips, produced 617,000 tonnes of oil in 2007, which is 23.4% more than in 2006. All of the growth was due to development of the Perevoznoye field. The joint venture also continued preparations for development of the Yuzhnaya Khylchuya field in 2007.

Oil production by LUKOIL in the **Urals** region rose by 334,000 tonnes or 3.1%. This region accounted for 22% of oil production growth by the Group in Russia and all of the increase was organic. Such high rates of growth were achieved thanks to application of new technologies, such as drilling of sidetracks, radial drilling, and acid fracturing of formation.

Oil production in the **Volga** region in 2007 was 3.24 million tonnes, representing a slight increase compared with 2006. Improvement of field development efficiency in the region led to rise of the recovery rate, maintaining production levels despite considerable depletion of reserves.

Preparations continued in 2007 for development of fields on **the Caspian Sea shelf**. Development of these fields will be the main factor in oil production growth by the Company from 2010. The V.Filanovsky and Yu.Korchagin fields will be the first to be commissioned and will be the main source of output growth. Development plans envisage annual production of about 12 million tonnes (250,000 barrels per day) at these fields by 2015. Development will be on a zero-discharge basis, minimizing impact on the natural environment of the Caspian Sea.

Work was carried out in 2007 on construction of an ice-resistant stationary platform for use in development of the Yu.Korchagin field, and mounting of drilling equipment on the platform was begun. Building of the second tug-and-transport vessel for use on the Caspian was completed. An overall concept was designed for development of the V.Filanovsky field, which is the largest in the Northern Caspian. Forecast daily production at the field based on current data is 210,000 barrels of high-quality oil. The V.Filanovsky field contains light, low-sulfur oil with density of 44 API and 0.1% sulfur content. It will be sold on international markets with a premium to Brent.

COMMISSIONING OF NEW FIELDS, FIELDS


2007
13
2006
2005
9
0
5
10
15

OIL PRODUCTION WELL LAUNCHES, WELLS


2007
1,193
2006
2005
558
0
300
600
900
1,200
1,500

The warm winter in 2006–2007 made it impossible for the Company to prepare the Yuzhnaya Khylchuya field for commissioning — specifically, to complete construction of a pipeline to the Varandey terminal — since deliveries of equipment to the region where the field is located can only be made in winter, when the temperature is below zero, using so-called "ice roads". It was initially planned to commission the field at the end of 2007, but it has been necessary to make a postponement until the middle of 2008. However, test production was successfully carried out at the field in 2007. Proved oil reserves at the Yuzhnaya Khylchuya field are in excess of 500 million barrels. Planned annual production at the field is 7.5 million tonnes (more than 150,000 barrels per day), and this target level will be reached in 2009. The amended development plan envisages 64 wells at the field. Crude from the field will be delivered by pipeline to the Varandey terminal, from where it will be carried by tanker to the international market (see the section, "Oil Deliveries" on page 60). By channelling oil from the Yuzhnaya Khylchuya field via the Varandey terminal LUKOIL will be able to preserve quality of the oil, which is superior to average quality of Urals export blend: density is 35.5 API (compared with 32.0 for Urals) and sulfur content is 0.71% (1.30% for Urals). It will therefore be possible to sell oil from the Yuzhnaya Khylchuya field on the international market at a premium to Urals.

Development of the Yuzhnaya Khylchuya field will be the main factor of production growth by the Company in 2008–2009. The field is being developed by Naryanmarneftegaz, which is a joint venture between LUKOIL and ConocoPhillips.

■ INTERNATIONAL PROJECTS

LUKOIL's share of production in international projects was 5.545 million tonnes in 2007, which is 2.3% less than in 2006. The volume reduction was due to completion of the transaction for sale of a 50% stake in Caspian Investments Resources Ltd. Daily oil production by Caspian Investments Resources Ltd. at the time of the sale (based on its share in projects) was about 46,000 barrels. So the sale reduced daily output of crude oil by LUKOIL Group by 23,000 barrels. However, organic production growth in international projects was 9.8%, which almost completely compensated shrinkage of production due to the sale of Caspian Investments Resources Ltd. Most of the organic growth was from the KarakudukMunai, Karachaganak and North Buzachi projects.



Production drilling in the Company's international projects was 327,000 meters, which is 49% more than in 2006. The large growth of production drilling in 2007 reflects intensive field development as part of projects involving Caspian Investments Resources Ltd. and as part of the Kumkol project. The number of oil production wells outside Russia was 1,017, of which 861 were in use. 212 new production wells were commissioned during the year. Average oil flow at wells was 61.7 tonnes per day. Launch of new wells gave 420,000 tonnes of additional production (Group share).

LUKOIL continued intensive development of its production projects in Kazakhstan, investing $287 million in development of Kazakh fields during 2007.

The KarakudukMunai project in Kazakhstan commissioned 28 new production wells in 2007, which gave average daily flows of 29.1 tonnes. Total output increase in KarakudukMunai was a record 45%, to 1.02 million tonnes. However, LUKOIL's share in production was reduced to 668,000 tonnes due to sale of a 50% stake in Caspian Investments Resources Ltd. Work was begun on design and construction of a complex gas processing unit as part of the project for utilization of associated gas, which was agreed with supervisory authorities in Kazakhstan in 2006. Marketable gas will be delivered to Russia through the Bukhara – Ural gas pipeline. A railway loading rack and terminal were commissioned, which will enable transportation of oil produced in the project to the port of Aktau without detriment to its quality. High-quality oil, produced in the project, was previously transported via the pipeline system, which led to average value losses of $4 per barrel due to mixing of Karakuduk oil with oil from other fields.

LUKOIL produced 1.60 million tonnes of oil and gas condensate in 2007 as its share of the **Karachaganak** project in Kazakhstan. Production rose by 10.5% compared with 2006. One multi-bore horizontal well with daily oil flow of 1,400 tonnes was launched in 2007 and construction of another multi-bore well was completed. A further 6 such wells are due to be commissioned in 2008. Work was carried out in 2007 for the third stage of the project, which will involve substantial capacity increases. Implementation of the third stage is scheduled to start in 2008.

Intensive development of the **North Buzachi** field in Kazakhstan was continued in 2007, with commissioning of 127 new production wells, giving average daily oil flow of 22.6 tonnes. Project production increased by 20.5% to 1.61 million tonnes, but LUKOIL share in production decreased to 524,000 tonnes due to sale of a 50% stake in Caspian Investments Resources

Ltd. A scheme for utilization of associated gas was selected and agreed with the supervisory authorities in Kazakhstan, and began to be implemented. The initial plan was to sell the gas to the company KarazhanbasMunai, but this company failed to meet its commitments. It was therefore decided to use the associated gas for heating of water prior to its injection into formation.

8 new production wells with average daily output of 840 tonnes were commissioned as part of the **Tengiz** project in Kazakhstan. Expansion of production capacities at Tengiz gave a 4.6% increase of output and LUKOIL share of production was 376,000 tonnes.

Intensive development of the **Kumkol** field in Kazakhstan was continued. A total of 25 production wells were commissioned and sidetrack drilling technology was tested. Average oil flows from new wells, commissioned in 2007, were 77.9 tonnes per day. A unit for primary disposal of water and a group pumping station were completed as part of development of the system for maintaining reservoir pressure. A scheme for utilization of associated gas was selected and agreed with the supervisory authorities in Kazakhstan, and implementation was begun. The East Kumkol satellite field was brought into production in 2007. Total output in the Kumkol project rose by 2.9% in 2007 to 1.76 million tonnes (LUKOIL's share). Output has now reached the planned level and LUKOIL's objective is to maintain production at this level for as long as possible. 32 new production wells are to be drilled in 2008 and sidetracks will be drilled at 10 wells.

10 new production wells were launched at the **Alibekmola and Kozhasai** fields as part of the Kazakhoil-Aktobe project in Kazakhstan and gave average daily oil flows of 52.5 tonnes. A new drill fluid was successfully used at the Kozhasai field to enable safe drilling of saline interlayers. Work was continued for use of associated gas and field preparation. Total output at the two fields was 869,000 tonnes and LUKOIL share was 286,000 tonnes.

Volumes of oil and gas condensate production in the **Shakh-Deniz** project in Azerbaijan (launched in December 2006) increased rapidly thanks to successive launch of three new production wells in addition to the well, which was commissioned in 2006. Total oil and gas condensate production was 895,000 tonnes and LUKOIL's share was 88,000 tonnes. Two more production wells are to be drilled in 2008.

Test production was carried out at the first exploration well as part of the **Condor** project in Colombia and 1,400 tonnes of high-quality Vasconia crude was produced. Work began on a development plan and a schedule for field preparation.

In Egypt 13 new wells were launched as part of the **Meleiha** project. They gave average daily oil flow of 43 tonnes. An extension of the concession agreement for the Meleiha block up to 2024 came into force in 2007. A further 32 wells are to be drilled in 2008. A system of reservoir pressure maintenance was made ready for launch as part of the **WEEM** project in Egypt and well drilling will be restarted in 2008. A total of 5 new production wells are to be drilled in the project. The share of production of LUKOIL Group in Egyptian projects remained at its level in 2006 (200,000 tonnes).

Production of gas condensate began in 2007 at the **Khauzak** area (part of the Dengizkul gas condensate field in Uzbekistan, which is being developed as part of the **Kandym – Khauzak – Shady** project). A complex system was put in place for transportation of gas condensate to Uzbekistan's Dzharkurgansky Oil Refinery.

DRILLING OF SIDETRACKS, SIDETRACKS


2007
188
2006
146
2005
102
0
40
80
120
160
200

DRILLING OF HORIZONTAL WELLS, WELLS


2007
109
2006
56
2005
41
0
30
60
90
120

GAS FIELD DEVELOPMENT AND PRODUCTION

LUKOIL GROUP MARKETABLE GAS PRODUCTION BY REGIONS


18.1%
Western Siberia
2,528 million cubic meters
55.3%
Bolshekhetskaya Depression
7,719 million cubic meters
12.1%
International projects
1,682 million cubic meters
0.1%
Other
9 million cubic meters
100%
TOTAL
13,955 million cubic meters
4.0%
Timan-Pechora
565 million cubic meters
6.4%
Urals
897 million cubic meters
4.0%
Volga
555 million cubic meters

The objectives of LUKOIL's gas program are accelerated growth of gas production both in Russia and abroad and increase in the share of gas to a third of total hydrocarbon production by the Group. The strategic aim is to commercialise gas reserves and reduce the Company's exposure to price volatility on the international oil market.

Gas production by LUKOIL in 2007, including the Company share of production by equity affiliates, was 16.397 billion cubic meters (1.586 billion cubic feet per day). Output of marketable gas (net of own use, reinjection into reservoir formations and transport losses) totalled 13.955 billion cubic meters (1.350 billion cubic feet per day), of which 13.731 billion cubic meters were produced by subsidiaries. Average daily production of marketable gas grew by 2.5% compared with 2006. LUKOIL net profit from gas projects was over $150 million, which is more than twice higher than in 2006.

Production of natural gas was 10.787 billion cubic meters, of which 9.652 billion cubic meters was marketable. Output of marketable natural gas was 1.7% lower than in 2006 due to reduction of purchases by Gazprom from the Nakhodkinskoye field. The main achievement in gas production during 2007 was launch of production at the Khauzak gas field as part of the Kandym – Khauzak – Shady project.

Production of associated gas was 5.610 billion cubic meters. Associated gas is used at Company fields for maintenance of reservoir pressure (by injection of the gas), for production of electrical energy at gas-fired generating stations and for other production needs. Marketable associated gas is delivered to gas-processing plants and to local consumers. Production of marketable associated gas was 4.303 billion cubic meters, which is 13.5% more than in 2006. Faster growth in production of marketable associated gas compared with production of oil was mainly due to capacity increase at the Lokosovsky gas-processing complex in Western Siberia, which was completed in 2006, as well as development of the system for utilization of associated gas at Company fields.

PRODUCTION OF MARKETABLE GAS, BILLION CUBIC METERS


2007
13.96
2006
2005
5.64
0
5
10
15

The utilization rate for associated gas[1] was 69.0% in 2007 which is lower than in 2006. This was mainly due to acquisition in 2005–2006 of new production assets (Geoilbent and Khantymansiyskneftegazgeologiya), which do not have developed systems for gas utilization, as well as rapid growth of oil production by these assets.

The system for utilization of associated gas at Company fields was further developed in 2007 by construction of compressor stations and gas pipelines. The level of utilization at main Company fields in Western Siberia exceeded 95%. Implementation of projects for use of associated gas at newly acquired assets will enable production of the gas to be increased by more than one billion cubic meters.

LUKOIL is carrying out a small-scale generating program, based on construction of gas-fired mini power stations at fields in order to increase associated gas utilization. As a result the Company is able to reduce flaring of associated gas and cut electricity costs, thus reducing oil lifting costs. These measures are important for implementation of LUKOIL's program, which aims to increase associated gas utilization to 95%, and which was approved in 2003.

The Company had 376 gas production wells at the end of 2007, of which 277 were in use.

GAS PRODUCTION WELLS, WELLS


2007
376
2006
367
2005
365
350
360
370
380

GAS PRODUCTION WELLS IN USE, WELLS


2007
277
2006
285
2005
239
200
220
240
260
280
300

[1] Share of produced gas in total volume of gas extracted from formations.The remainder is flared off.



■ RUSSIA

Production of marketable gas in Russia in 2007 was 12.273 billion cubic meters, which is 1.2% less than in 2006. The share of natural gas was 66%, which is 5 percentage points less than in 2006. LUKOIL had 297 gas production wells in Russia by the end of 2007, of which 221 were in use.

Most of the Company's natural gas production in Russia was at the Nakhodkinskoye field in the Bolshekhetskaya Depression. Gas production there in 2007 was 7.8 billion cubic meters, which 8.1% less than in 2006. The decline was due to reduction of gas purchases by Gazprom due to lower demand for gas because of the warm winter of 2006–2007. A new agreement with Gazprom, effective from 1 January, 2007, almost doubled the price for gas from Nakhodkinskoye to 1,059 roubles per 1,000 cubic meters (see the sections, "Pricing and Tax Environment" on page 18 and "Gas Deliveries" on page 62). This significantly improved economics of the project.

LUKOIL continued preparations for development of the Khvalynskoye gas field in the Northern Caspian during 2007. The field is located on the border between Russia and Kazakhstan. An agreement between the two countries, reached in 2002, puts the field under Russian jurisdiction, but it will be developed on a parity basis by Russia and Kazakhstan in a PSA framework. The organizations officially authorized to participate in the project from the Russian and Kazakh sides are LUKOIL and KazMunaiGaz. Work is being carried out through Caspian Oil & Gas Company, which is a joint venture between LUKOIL and KazMunaiGaz. The focus in 2007 was on preparation of a technical scheme for field development and preparation of the feasibility study.



■ INTERNATIONAL PROJECTS

Production of marketable gas in 2007 as part of international projects was 1.682 billion cubic meters, which is 41.6% more than in 2006. The share of natural gas was 89%, which is 4 percentage points higher than in 2006. The Shakh-Deniz and Kandym – Khauzak – Shady projects accounted for most of the growth in gas output. LUKOIL gas production wells in international projects totalled 79 at the end of 2007, of which 56 were in use.

The biggest volumes of marketable gas (1.046 billion cubic meters by LUKOIL's project share) were produced at the **Karachaganak** field in Kazakhstan, where output increased by 4.2% compared with 2006. One multi-bore horizontal well was launched at Karachaganak in 2007 and drilling of another multi-bore well was completed. A further 6 such wells are to be brought into operation during 2008. Project work was carried out in 2007 on the third stage of field development, which will significantly increase capacities. The third stage will start to be implemented in 2008.

Output volumes in the **Shakh-Deniz** project in Azerbaijan (launched in 2006) grew rapidly in 2007 thanks to successive launch of three new production wells in addition to the well, launched in 2006. Another two production wells will be drilled in 2008. Production of marketable gas in 2007 was 3.15 billion cubic meters, of which LUKOIL share was 309 million cubic meters). Gas from the field is supplied to the domestic market and also to Georgia and Turkey via the South Caucasus pipeline.



One of the Company's main achievements in 2007 was launch of natural gas production at the Khauzak gas area (part of the Dengizkul gas condensate field, which is being developed as part of the Kandym – Khauzak – Shady project in Uzbekistan). Supplies of natural gas from Khauzak via the Dengizkul – Mubarek pipeline began in November 2007. 10 slant wells were put into operation during the year, a gas treatment unit was commissioned, gas processing capacities at the Mubarek Gas-processing Plant were prepared for use and measures were taken to enable transportation of the gas through the Central Asia – Center trunk pipeline network. Drilling and additional exploration at the Khauzak area were carried out using three drilling rigs.

Gas produced in the project is delivered through the Central Asia – Center pipeline or the Bukhara – Ural pipeline to the border with Kazakhstan, where it is sold at a price that is officially established by an agreement between Russia and Uzbekistan. The price in 2007 was $100 per 1,000 cubic meters. The price rose to $130 per 1,000 cubic meters as from 1 January, 2008, and will be increased to $160 per 1,000 cubic meters from 1 July, 2008 (see the section, "Pricing and Tax Environment" on page 18).

12 new production wells will be launched at the Khauzak area in 2008 and production should rise to 2.5 billion cubic meters of gas. Specifying of the geological model and reappraisal of assets are also planned.

Proved reserves in the Kandym – Khauzak – Shady project at the start of 2008 totalled 3.338 trillion cubic feet of gas and 6.5 million barrels of oil and condensate (of which the Company share was 3.290 trillion cubic feet of gas and 6.4 million barrels of oil and condensate). Peak production in the project will be about 12 billion cubic meters of gas, which exceeds total production of natural gas by LUKOIL in 2007. More detailed information about the Kandym – Khauzak – Shady project is given in the section "LUKOIL in Uzbekistan" on page 107.





OIL REFINING, GAS PROCESSING AND PETROCHEMICALS

STRATEGY

- Maximizing refinery throughputs
- Production of high-quality, environmentally friendly petroleum products with high value-added
- Increase of light-products yield
- Control over production expenses

Net profit in 2007 in the Refining & Marketing segment reached an all-time high of $4.770 billion, which is 31% more than in 2006. Excellent financial results were achieved mainly by increase of refinery throughputs and retail sales volumes thanks to favourable macroeconomic environment and improvement of business efficiency in the segment. Net profit in petrochemicals was $148 million, which is 54% more than in 2006.

OIL REFINING

LUKOIL GROUP REFINERIES



Odessa Refinery (Ukraine) 3.2
2.8
0.01
Nizhny Novgorod Refinery 3.6
17.0
16.67
Ukhta Refinery 3.1
3.7
4.14
Perm Refinery 8.0
12.4
11.94
Ploiesti Refinery (Romania) 9.9
2.4
2.54
Mini-refineries in Uray and Kogalym
0.4
0.19
Burgas Refinery (Bulgaria) 8.3
8.8
7.06
Volgograd Refinery 5.2
11.0
9.61
Total, foreign refineries
14.0
9.61
Total, Russian refineries
44.5
42.55
TOTAL
58.5
52.16
Annual capacity, mln tonnes per year
Refining in 2007, mln tonnes
Nelson index

LUKOIL developed its oil refining business very rapidly in 2007, particularly at Russian refineries, thanks to intensive modernization and extension of capacities, in a context of high refining margins.

The Company refined 56.77 million tonnes of oil in 2007 (including processing at third-party refineries), which is 5.4% more than in 2006. LUKOIL's own facilities refined 52.16 million tonnes (6.7% more than in 2006). The Group's program for modernization and reconstruction of its refineries was continued in 2007 with capital expenditures of $830 million. LUKOIL also consolidated its oil refining assets, including increase of its stake in the Nizhny Novgorod Refinery to 96.91%. Investments in Group refineries during 2007 totalled $157 million.

As part of ongoing modernization and expansion of refining capacities the Company installed two new isomerization units with annual capacity of over 800,000 tonnes, one unit for isomerization of *n*-butane with 50,000 tonnes annual capacity, and one visbreaking unit with 800,000 tonnes annual capacity.

The price environment on the petroleum product market was favourable in 2007. Price growth for main products inside Russia was between 5% and 15%. Wholesale prices for gasoline in Russia (not including VAT) were 14% higher than in 2006, prices for diesel fuel rose by 6% and for fuel oil by 11%. Prices for gasoline and diesel fuel in Europe rose by about 10% compared with 2006 and prices for fuel oil were almost 20% higher. The tax environment was also favourable for the refining segment. Excises on petroleum products in Russia were unchanged.

Russian refining margin in the accounting year was more than twice higher than its average level in the last three years. The main factor driving Russian refining margin is the difference between export tariffs on oil and on petroleum products. For example, in 2007 export tariffs on light petroleum products were on average a little above 73% of export tariffs on crude oil, while export tariffs on dark petroleum products were only 39.5% of the level for crude. This ratio is roughly the same as in 2006 and it has been kept stable by the government in order to encourage development of the refining industry in Russia. So, all other things being equal, higher export tariffs on crude oil entail higher Russian refining margin. It is also important to note that domestic price levels for petroleum products in 2007 were higher than export netbacks. This is another key factor, which supported Russian refining margin at a high level, since about 40% of outputs from LUKOIL Russian refineries are sold on the domestic market.

Refining margin in Europe during 2007 was more than 40% higher than its average level in the last 5 years. This was due to strong demand for petroleum products, particularly light products, as well as a deficit of refining capacities capable of producing fuels that meet new environmental requirements.

The Group strategic development program for 2008–2017 targets increase of annual refinery throughputs at Company facilities to 65 million tonnes and rise of the Nelson index (refinery complexity) to 8.2 (from 5.8 in 2007). Gasoline yield should be increased from 14% in 2007 to 20% by 2017, and diesel fuel yield should rise from 28% in 2007 to 36% in 2017. On the contrary, fuel oil yield should be reduced to 13% from 24% in 2007, and yield of vacuum gas oil should decline to 3% from 9% in 2007.

Work began in 2007 on efficiency improvement at Company refineries in order to reduce the gap compared with global industry leaders. Principal measures for raising efficiency are optimization of production capacities and increase of capacity load, more efficient use of energy, better management of personnel numbers and rotation, improving reliability of equipment (specifically, by increasing periods of use between overhauls), as well as standardization of business processes and systems.

■ RUSSIAN REFINERIES

Refinery throughputs at LUKOIL's own Russian refineries rose by 7.7%, to 42.55 million tonnes in 2007. Capacity load in Russia was 96.5%, which is the highest level in Company history. LUKOIL processed 3.59 million tonnes of crude oil at third-party refineries in Ufa, helping to take best advantage of the favourable price environment.

The share of high-octane gasoline in total output of gasoline at Company refineries in Russia (not including mini-refineries) rose to 83.5% in 2007, up from 76.6% in 2006. Refining depth

OIL REFINING BY LUKOIL, MILLION TONNES



60
40
20
0
50.12
53.87
56.77
2005
2006
2007
At third-party refineries
At the Company's foreign refineries
At the Company's refineries in Russia

was 74.0% and light product yield was 49.9%. The biggest output increases in 2007 were of fuel oil (18.4% increase compared with 2006), heating oil (+13.9%) and motor gasolines (+11.4%).

Measures were implemented in 2007 to reduce operating expenses and raise production efficiency of Russian refineries. As a result irretrievable losses at refineries were reduced from 0.70% to 0.65%. Irretrievable losses at the Nizhny Novgorod and Ukhta Refineries were among the lowest in the Russian refining industry at 0.38% and 0.22%, respectively. There was also a 2% reduction in average personnel numbers at LUKOIL's Russian refineries during the year.

Capital expenditures for modernization of the Company's Russian refineries were $606 million and investments were $157 million in 2007.

REFINING MARGIN IN RUSSIA
(AVERAGE REFINERY IN EUROPEAN RUSSIA WITHOUT CATALYTIC CRACKING), $ PER BARREL



2007
2006
2005
15
10
5
0
-5
-10
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec

At the **Perm Refinery** an isomerization unit was installed and put into operation. The unit, with annual production capacity of 450,000 tonnes, reduces purchases of high-octane additives, increases output of high-octane motor gasoline and reduces levels of benzol, aromatics and sulfur to conform to Euro-3 and Euro-4 standards. Economic effect (NPV) from installation of the unit is estimated at $85 million.

The Perm Refinery also commissioned an automated mixing station for motor gasolines with daily capacity of 6,500 tonnes. The station enables automated production of any grade of gasoline, thus reducing necessity for storage and, consequently, reducing working capital, while increasing gasoline production volumes.

Annual refining capacity at the Perm Refinery was increased from 12.0 to 12.4 million tonnes in 2007 thanks to overhaul of fractionation columns on distillation units.

The **Volgograd Refinery** commissioned an isomerization unit with annual production capacity of 370,000 tonnes. The unit enables increase in yields of high-octane gasolines conforming to Euro-3 and Euro-4 standards. Economic effect (NPV) is estimated at $50 million.

At the **Ukhta Refinery** the Company commissioned a vacuum residue visbreaking unit with 800,000 tonnes annual capacity. The unit increases refining depth, reduces output of fuel oil and raises output of vacuum gas oil. Estimated economic effect (NPV) of the new unit is $94 million.

At the **Nizhny Novgorod Refinery** the Company completed most of the work on installation of a vacuum residue visbreaking unit with 2.4 million tonnes annual capacity, and commissioning of the unit is scheduled for the second quarter of 2008. Economic effect (NPV) of the new installation is estimated at $383 million thanks to greater depth of refining and efficiency improvements.

The first stage of modernization (from 2006 to 2010) involves construction of catalytic cracking facilities, which will enable all motor gasolines at the Refinery to be produced to Euro-4 standards (the Refinery has produced gasoline to Euro-3 standards since 2006) and increase in overall output of motor fuels by 1.5 times. Qualitative indicators of the Refinery should be improved by 2010: Nelson index will rise to 7.4 (from 3.6 in 2007), light product yields will reach 60% (42.6% in 2007), and the share of high-octane gasoline in overall gasoline output will reach 100% (86.6% in 2007). Annual EBITDA of the Nizhny Novgorod Refinery should rise by $240 million (in 2007 prices) as a result of launch of the new facilities.

INTERNATIONAL REFINERIES

Refinery throughputs at the Group's international refineries grew by 2.5% in 2007 to 9.61 million tonnes. Total international refinery throughputs, including processing, were 10.63 million tonnes, which is 4.1% less than in 2006. The reduction was due to scaling down of deliveries to third-party refineries outside Russia by 39.9% due to redirection of crude oil flows to refineries in Russia. Average capacity load at the Ploiesti (Petrotel) Refinery in Romania and at the Burgas Refinery in Bulgaria was 85.8%, which is slightly higher than the level in 2006.

Average refining depth at the Company's foreign refineries rose to 81.0% in 2007 from 80.4% in 2006. Light product yield was 64.1%, down slightly from 66.1% in 2006, which was due to unscheduled stoppages of catalytic cracking units at the Petrotel-LUKOIL Refinery and unscheduled repairs to catalytic cracking units and distillation unit at the Burgas Refinery. Irretrievable losses were 1.11%. The share of high-octane gasoline in total output of gasoline at foreign refineries was 100% in 2007 (as in 2006).

The highest rates of output growth at international refineries were for jet fuel (+20.5%) and coke (+13.5%). Production of motor gasoline rose by 1.8%, and increase of diesel output was 3.5%.

Capital investments in modernization of foreign refineries were $224 million in 2007.

At the **Burgas Refinery** in Bulgaria construction of a unit for isomerization of *n*-butane with 50,000 tonnes annual capacity was completed. Its launch will increase production of feedstock for the sulfuric acid alkylation unit at Burgas, raising production potential and enabling greater flexibility in production of high-octane gasolines (by increasing output of alkylate, which is



a high-octane component) at the Refinery. Economic effect (NPV) from launch of the new unit exceeds $70 million.

A 25 megawatt power supply unit was commissioned in 2007 at the **Petrotel-LUKOIL Refinery** in Romania, increasing total installed generating capacity at the Refinery to 61 megawatts. The new power supply unit increases reliability of power supplies to the Refinery, fully covering its electricity and heat needs, and also creates potential for supplies of heat to meet needs of the city of Ploiesti. The first stage of reconstruction of the power generating facilities at the Refinery has now been completed. The overall project also includes construction in the second half of 2009 of a boiler complex with 245 megawatts heat capacity, fired by petroleum coke. Petroleum coke is also produced at the Refinery and is considerably cheaper than fuel oil, which is currently used at the Refinery's generating station. Petrotel-LUKOIL also commissioned an automated system, which ensures efficient management of technical processes at various Refinery units and can react in real time to any changes in the Refinery's production cycle.

The **Odessa Refinery** in Ukraine completed the first stage of reconstruction, which was begun in August 2005. The distillation unit and various other facilities were rebuilt during this first stage. Test operation was successfully carried out at the Refinery in 2007. In 2008 the Refinery completed the second stage of modernization by installation of a visbreaking unit, which will lower output of fuel oil and raise output of vacuum gas oil. The Odessa Refinery was put back in operation in April 2008. Modernization of the Refinery will increase refining depth from 56% to 78%. Economic effect (NPV) from the modernization is estimated at $87 million.

CHANGE IN OUTPUT LEVELS OF PETROLEUM PRODUCTS AT COMPANY REFINERIES IN 2007 COMPARED WITH 2006, %[1]


20
10
0
-10
-20
11%
10%
9%
9%
8%
6%
6%
1%
-5%
-7%
-15%
Vacuum gas oil
Fuel oil and ship fuel
Jet fuel
Naphta
Motor gasoline
Diesel fuel
Bitumen
Coke
Heating oil
Lubricants
Other

SHARE OF DIESEL FUEL WITH SULFUR CONTENT BELOW 0.05% IN TOTAL DIESEL PRODUCTION, %[1]


2007
2006
2005
70.6
61.8
0
20
40
60
80

SHARE OF HIGH-OCTANE GASOLINE IN TOTAL GASOLINE PRODUCTION, %[1]


2007
2006
2005
88.8
79.5
0
20
40
60
80
100

[1] Excluding mini-refineries.

OILS AND LUBRICANTS

LUKOIL PRODUCTION OF OILS AND LUBRICANTS



Nizhny Novgorod Refinery
242 th. tonnes
Perm Refinery
417 th. tonnes
Subsidiary of LLK International
Tyumen Region
29 th. tonnes
LLK Finland Oy
Hamina, Finland
31 th. tonnes
Volgograd Refinery
461 th. tonnes
LLK Lubricants Romania S.R.L.
Ploiesti, Romania
33 th. tonnes
Mixing of lubricants from ready components
93 th. tonnes
Full-cycle lubricant production
1,120 th. tonnes

Production and sale of oils and lubricants is an important aspect of LUKOIL's business. They are produced at Group refineries in Perm, Volgograd and Nizhny Novgorod, and LUKOIL accounts for almost 45% of total Russian production of lubricants. The Company also mixes lubricants from ready-made components (both produced by the Company and bought from third parties) at facilities in Russia, Romania and Finland. LUKOIL produces about 120 lubricant types to international standards. They include base oils (used as inputs for production of ready-to-use oils, lubricants, and additives), industrial oils for use in factory equipment, as well as motor and transmission oils for all types of transport.

Company refineries produced 1.12 million tonnes of oils and lubricants in 2007. Mixing and packaging of oils and lubricants (including those produced at Group refineries) at other Company facilities totalled almost 100,000 tonnes. LUKOIL introduced new specifications for its base oils in the accounting year and started production of improved base oils, as well as increasing marketable product yield and energy saving. The Company began production of a number of new, secondary products (axle lubricants for Russian Railways, engine flushes, and ingredients for protective coatings). A total of 21 new and reformulated products were launched in the course of the year.

LUKOIL became a member of the Association of European Lubricant Producers, ATIEL (Association Technique de L'Industrie Européene des Lubrifiants) in 2007. Members of the Association, 16 major lubricant producers, decide on technical issues, set rules for compatibility between lubricants, reach agreements with engine manufacturers and additive developers, and develop regulations and procedures for testing of new lubricant specifications. Adherence to ATIEL represents acknowledgement of LUKOIL as an equal member of the European market and enables the Company to take part in design of quality standards for lubricant producers, working closely with manufacturers of engines and industrial equipment.

LUKOIL motor oils match international requirements of the Society of Automotive Engineers (SAE), the American Petroleum Institute (API), the European Automobile Manufacturers Association (ACEA) and the Russian Association of Automobile Engineers (AAE). Company oils are produced using the latest technologies and contain efficient additives supplied by Russian and foreign producers.

High performance qualities of LUKOIL lubricants are acknowledged by major automotive manufacturers in Russia and abroad. Company lubricants have passed tests at western certification centers on engines made by DaimlerChrysler, BMW, Volkswagen, MAN, Porsche, Volvo, Renault trucks and Cummins and have been approved for use in these engines.

The joint enterprise for production of additives, which was created in 2006 together with the Belarus company, Naftan, continued to develop successfully in 2007. The enterprise provided about 40% of LUKOIL's additive needs in the accounting year, and that figure should rise to 80% in the medium term.

Consistent quality improvements and expansion of the Company's lubricant range is supporting demand growth. Sales volume of packaged and branded LUKOIL lubricants rose by 17% in 2007. The first stage of restructuring of the Company's lubricant packaging business on foreign markets was completed, leading to increase in export sales of packaged and branded LUKOIL lubricants by 70% to Ukraine, 75% to Belarus, and 20% to Kazakhstan.

The Company takes a modern approach to the lubricants business, as shown by creation of a system of client relationship management. LUKOIL is one of the first companies in the sector to offer a full service of product support, from placement of a client order to delivery and, ultimately, disposal of used lubricants. This approach enables the Company to sell more than 80% of its output to end-users.

LUKOIL further developed its cooperation with machine builders and industry associations in 2007, obtaining 33 approvals, including several approvals for use of its lubricants for first-fill purposes on assembly lines and for vehicle servicing. The share of the Company in total volumes of lubricants supplied to Russian vehicle manufacturers for first-fill purposes reached a record level of 97% in 2007. The Company also carried out a program to obtain approvals from leading international manufacturers of marine engines.



OILS AND LUBRICANTS PRODUCTION AT COMPANY REFINERIES, THOUSAND TONNES


2007
1,120
2006
2005
1,115
0
200
400
600
800
1,000
1,200

PRODUCTION OF PACKAGED OILS, THOUSAND TONNES


2007
223
2006
206
2005
180
0
60
120
180
240

The Company's oils and lubricants are sold in 30 countries around the world, including many countries in Western Europe (under the Teboil brand), confirming excellent quality and environmental characteristics of LUKOIL products. In 2007 oils and lubricants produced at LUKOIL plants began to be sold directly to end-users in Italy, France, Holland, Belgium and Greece, as well as via subsidiaries and traders to Turkey and African countries. The Company won a tender in 2007 to deliver base oils to the Syrian state company, Sytrol. LUKOIL intends to significantly expand its oil and lubricant sales network in the near-abroad (former Soviet republics), the Baltics, and countries in South-East Asia.

LUKOIL worked hard on improvement of its oil and lubricant marketing in 2007. The range of branded lubricants was adapted to suit the structure of the market, and a pricing strategy was designed and implemented. Also in 2007 LUKOIL carried out its first sales of base oils through long-term contracts, tied to European price levels.

GAS PROCESSING



LUKOIL's gas-processing plants process associated gas, produced by the Company in Russia, into marketable gas (which is fed into Gazprom gas pipeline system) and into liquid hydrocarbons.

Gas-processing plants of LUKOIL Group processed 3.317 billion cubic meters of gas feedstock and 882,000 tonnes of natural gas liquids in 2007. Gas processing rose by 25% compared with 2006 and processing of natural gas liquids was 40% higher. Major growth of processing volumes was due to capacity expansion at the Lokosovsky complex, which was completed in 2006. Company plants produced 2.595 billion cubic meters of stripped gas. They also produced 960,000 tonnes of LPG (36% more than in 2006). Output of liquid hydrocarbons (stable gas naphta, isopentane, hexane-heptane fractions, and natural gas liquids) totalled 873,000 tonnes, which is 38% more than in 2006.

Permneftegazpererabotka commissioned a new railway rack for loading of liquefied hydrocarbon gases and discharging of feedstock. The new installation will increase productivity of discharge and loading capacities by 1.5 times, enabling the plant to accept an extra 500,000 tonnes of natural gas liquids each year for processing.

GAS-PROCESSING PLANTS OF LUKOIL GROUP



Lokosovsky Gas-processing Plant
Langepas
(Western Siberia)
2,300
2,038
TOTAL
3,788
3,317
1,061
882
mcm per year
mcm
Capacity
Processing in 2007
th. tonnes per year
th. tonnes
Gas processing
Processing of liquid hydrocarbons
Usinsk Gas-processing Plant
Usinsk (Komi Republic)
533
247
Permneftegazpererabotka
Perm
505
587
900
822
Korobkovsky Gas-processing Plant
Kotovo (Volgograd Region)
450
445
161
60

PETROCHEMICALS

LUKOIL GROUP PETROCHEMICAL PLANTS


Petrochemical plants
Stavrolen
Budennovsk (Stavropol Region, Russia)
Polyethylene and other products
Saratovorgsintez
Saratov (Russia)
Acrylonitrile and other organic synthesis products
Karpatneftekhim
Kalush (Ukraine)
Polyethylene, vinyl chloride and other products
Refineries with petrochemical units
LUKOIL Neftokhim Burgas AD
Burgas (Bulgaria)
Polymers and organic synthesis products

LUKOIL's petrochemical business is the biggest in Russia and Eastern Europe. Company plants in Russia, Ukraine and Bulgaria make pyrolysis and organic synthesis products, fuel fractions and polymer materials. LUKOIL meets a major share of Russian domestic demand for various chemicals and is a major exporter of chemicals to more than 50 countries.

In accordance with its development strategy in the petrochemicals segment, LUKOIL is steadily increasing production of chemicals with high value-added (polymers, monomers, and organic synthesis products) and reducing production of chemicals with low value-added (secondary pyrolysis products and fuel fractions). LUKOIL petrochemical plants in 2007 produced 2.041 million tonnes of marketable petrochemicals, including 844,000 tonnes of polymers and monomers, 578,000 tonnes of organic synthesis products and 611,000 tonnes of pyrolysis products and fuel fractions. The Company made 477,800 tonnes of polyethylene (6.8% more than in 2006), 225,000 tonnes of propylene (3.2% less than in 2006), and 82,900 tonnes of polypropylene (18.1% more than in 2006). Net profit in the petrochemicals sector was $148 million, which is 54% more than in 2006.

Conditions on markets for petrochemicals were favourable in the accounting year. The market price for polyethylene rose by 8% in Europe and 4% in Russia. Prices for polypropylene were 7% higher in Europe, although they declined by 3% in Russia, and the market price for benzol rose by 10% in Europe and 2% in Russia.

LUKOIL took various steps for modernization of its existing petrochemical facilities and setting up of new production lines in 2007 as part of Company strategy for development in the petrochemical sector. Capital expenditures in the segment were $171 million and investments were $20 million.

During 2007 Otechestvennye Polimery, a joint venture between LUKOIL Group and SIBUR, acquired a controlling stake in POLIEF, which owns Russia's only polyester facilities and is the country's sole producer of terephthalic acid. Production volumes in 2007 were about 180,000 tonnes and annual capacity is 230,000 tonnes. Terephthalic acid is the raw material for production of polyethylene terephthalate (PET), which is widely used in the textile and packaging industries as well as in other sectors. Launch of PET production with annual capacity of 120,000 tonnes by Otechestvennye Polimery, using its own feedstock, is scheduled for the first half of 2008.

A sodium cyanide unit with 15,000 tonnes annual capacity was installed in 2007 at **Saratovorgsintez**. The unit was brought into production in the first quarter of 2008. The sodium cyanide production process uses DuPont technology, which is highly dependable and secure. Sodium cyanide is used in gold mining



for separation of precious metals from ore material. Current annual needs of the Russian gold mining industry are 20,000 tonnes, nearly all of which is met by imports. Economic effect (NPV) of the new unit is estimated at $20 million.

Work was carried out during 2007 for installation of chlorine and caustic soda production facilities at **Karpatneftekhim** using membrane technology. The facilities will enable annual production of up to 200,000 tonnes of caustic soda. The facilities should be commissioned in the third quarter of 2008. Estimated economic effect (NPV) is more than $200 million. Work was also carried out to install a unit for production of suspended polyvinylchloride, with annual capacity of 300,000 tonnes. Integration of the new unit with production of vinylchloride monomer will greatly increase overall production efficiency. Economic effect (NPV) is estimated at $140 million.

An aggregate for inputs to pyrolysis furnaces was overhauled at Karpatneftekhim in 2007 in order to allow partial replacement of naphta feedstock by cheaper *n*-butane fraction (up to 20,000 tonnes per month) for production of ethylene. The work was completed in the first quarter of 2008 and economic effect (NPV) is estimated at $65 million.

Stavrolen commissioned a new polypropylene unit with 120,000 tonnes capacity in 2007. The unit is the first of its kind at LUKOIL's petrochemical assets in Russia. The Unipol process, which the unit uses, was designed by DOW Chemical and has better environmental parameters than other polypropylene production methods. The technology enables production of shock-proof and cold-resistant polypropylene as well as various modifications for use in medicine and agriculture. General-purpose polypropylene from Stavrolen will be supplied to Russian producers of fibers and threads, pipes and technical and consumer goods. Economic effect (NPV) from the unit is estimated at $130 million.

Work on installation of a new polyethylene compounding line was also carried out at Stavrolen during 2007 and the line will be commissioned in the second quarter of 2008. The purpose of the project is to improve quality of finished production.

A key project for LUKOIL in the next few years is construction of the **Caspian Gas-chemical Complex**, which will use natural gas and condensate produced by LUKOIL in the Caspian region. The purpose of the project is to increase added value through deeper processing of gas feedstock and to achieve highly efficient chemical processing of ethane, natural and gas condensate. The Complex will also carry out complex processing of natural gas and its components into basic organic synthesis products, polyethylene, polypropylene and other petrochemicals. A pre-feasibility study for construction of the Complex was completed in 2007, including selection of the configuration and structure of marketable output. A provisional decision was taken to build a gas-processing plant with annual capacity exceeding 6 billion cubic meters at the town of Artezian in the Republic of Kalmykiya, from where over a million tonnes of hydrocarbon feedstock will be delivered each year via a product pipeline for deep processing at Stavrolen. The feedstock will be processed at Stavrolen using new facilities for production of ethylene and its derivatives constructed for that purpose. Total annual capacity of Stavrolen will thus increase to 950,000 tonnes of ethylene, 900,000 tonnes of polyethylene, and 300,000 tonnes of polypropylene. Also, stripped gas produced at the Caspian Gas-processing Plant will be supplied to the Company's power generating assets in the Southern Federal District.

Conceptual engineering for ethylene and ethylene derivative production from Northern Caspian hydrocarbons will be carried out in 2008, and negotiations will be held to secure agreements for licensing, equipment deliveries and construction of units to produce ethylene, polypropylene, and high- and low-density polyethylenes.

PETROCHEMICAL PRODUCTION, THOUSAND TONNES


2007
2,041
2006
2,038
2005
2,179
0
500
1,000
1,500
2,000
2,500
3,000






LUKOIL

PRODUCT DELIVERIES AND MARKETING

STRATEGY

- Optimizing logistics: control over transportation expenses
- Prompt management of trade flows
- Increasing efficiency of trade operations
- Increasing retail sales volume of petroleum products and of related products and services
- Retail network optimization

CRUDE OIL DELIVERIES

Crude oil deliveries by the Company in 2007 totalled 97.8 million tonnes, which is equal to the level in 2006. The Russian market environment in the accounting year was favourable due to growth of export tariffs and refining margins. LUKOIL therefore maximized profits by rapid redirection of crude oil volumes away from less efficient exports to the domestic market and to its own and third-party refineries inside Russia.



The Company sold 1.60 million tonnes of crude oil **in Russia** during the year, which is 12.0% less than in 2006. Refining at the Company's own refineries inside Russia was 42.55 million tonnes, which is 7.7% more than in 2006. LUKOIL also increased deliveries to third-party refineries in Russia by 9.1% to 3.59 million tonnes, in order to take advantage of favourable conditions on the domestic market. LUKOIL bought 47,000 tonnes of oil in Russia in 2007 compared with 1.85 million tonnes in 2006. The reduction of crude purchases was due to consolidation of Geoilbent, which previously accounted for the largest share of purchases.

The Company was successful in limiting growth of transportation costs by optimization of delivery routes. Tariffs of the pipeline monopolist, Transneft, rose by 12.1% in 2007, while LUKOIL pipeline transportation costs per tonne of crude oil on the internal market increased only by 9.5%.

Measures for route optimization included an agreement with Transneft on increase of daily pipeline deliveries to the Volgograd Refinery from 26,400 to 27,500 tonnes giving estimated annual economic effect (NPV) of $15.8 million per year through increase in refinery throughputs. Organizational and technical measures also enabled increase of crude deliveries for refining at the Nizhny Novgorod Refinery by the end of 2007 from 43,000 to 49,000 tonnes per day, with estimated economic effect of $70 million per year.

Crude oil exports from Russia by LUKOIL subsidiaries (including oil purchased from other producers) declined to 42.15 million tonnes, down by 4.5% from 2006, due to redirection of a part of export oil to the domestic market. LUKOIL exported 38.10 million tonnes to the far-abroad countries and 4.05 million tonnes to the near-abroad. The Company managed its export deliveries efficiently in 2007, selecting the most profitable routes. The largest share of export volumes was delivered via the ports of Primorsk and Novorossiysk, which accounted for 50% of total exports (46% in 2006). A further 13% of exports were directed to Germany via the Druzhba pipeline (16% in 2006).

Most crude exports by LUKOIL in 2007 were made via the Transneft pipeline system. Export deliveries via Transneft totalled 39.99 million tonnes (3.6% less than in 2006) and their share in overall exports rose from 94% to 95%. Average cost of pipeline export delivery of one tonne of crude rose by only 7.3%, which is nearly 4 percentage points less than growth of Transneft tariffs, reflecting efforts by LUKOIL to improve efficiency of transportation and to select the most advantageous delivery routes. The Company did not use infrastructure of its refineries for export of crude oil during 2007, because export capacities provided by Transneft proved sufficient and because additional volumes of oil were retained in Russia to load Russian refineries. Export volumes by-passing the Transneft system declined by 18.7% in 2007 to 2.16 million tonnes.

The Company continued to develop its own export capacities, which enable reduction of transportation costs and make

Work on the unique Varandey terminal on the Barents Sea was almost completed in 2007. The terminal will enable year-round transportation of up to 12.0 million tonnes of oil from the Timan-Pechora oil & gas province, initially from the Yuzhnaya Khylchuya field. Capital expenditures on the project were about $620 million in 2007. A stationary, ice-resistant sea loading terminal was fully built and tested and work on construction of two reservoirs and laying of an underwater pipeline was completed. Work also continued on construction of an oil pipeline from the Yuzhnaya Khylchuya field to Varandey, which will be used to transport oil produced at Yuzhnaya Khylchuya and (in later periods) oil from the southern part of Timan-Pechora.

The terminal is due to be completed in 2008. The project includes construction of a stationary, ice-resistant loading terminal at sea, an underwater pipeline, a system of onshore reservoirs, and an offshore transshipment base adjacent to Murmansk. The terminal will operate as follows: ice-class shuttle tankers with 70,000-tonne deadweight will transport oil to a floating reservoir in the ice-free waters near Murmansk, from where long-distance tankers with 150,000-tonne deadweight will deliver the oil to Western Europe and the USA.

transport arrangements more flexible. A total of 1.9 million tonnes of oil were exported via the Company's own transport terminals in 2007.

Work in 2007 to improve pricing formulas raised sale prices of LUKOIL's export crude deliveries for nearly all destinations reached via the Druzhba pipeline. Total additional revenue thanks to improvement of price formulas was $10.1 million. Sales formulas for Hungary and Slovakia were improved by 25 cents per barrel, the contract price for deliveries to the Czech Republic increased by 61 cents per barrel, and the price formula for deliveries to Germany was improved by 26 cents per barrel.

The Company applied a new approach to price formation as part of its work to improve efficiency of crude oil deliveries in 2007. The new approach takes account of developments on the international market for purposes of oil sales in Russia and the near-abroad countries. The result was an improvement in quality of commercial decisions thanks to better justification and predictability of financial results at the planning stage, creating additional revenue of about $20 million.

Crude oil deliveries to foreign refineries of LUKOIL Group were 9.61 million tonnes, which is 2.5% more than in 2006. In addition to deliveries to its own refineries, the Company also supplied its own crude for processing at third-party refineries (Naftan and the Mozyrsky Refinery in Belarus and the Panchevo Refinery in Serbia). Volumes of these deliveries in the accounting year were 1.02 million tonnes, which is 39.9% less than in 2006. The reduction was due to redirection of crude oil flows to refineries inside Russia.

The Company sold 39.41 million tonnes of crude oil **on the international market**, of which 2.71 million tonnes in near-abroad countries and 36.70 million tonnes in countries of the far-abroad.

CRUDE OIL EXPORTS, MILLION TONNES


2007
42.2
2006
44.1
2005
45.8
40
42
44
46
48


P 6-5
6-4

GAS DELIVERIES

The gas segment is a new and promising segment of LUKOIL's business, and the Company is prioritizing its development with emphasis on commercialization of gas reserves in order to boost Company value.

Sales of natural, associated and stripped gas by Group enterprises in Russia totalled 11.520 billion cubic meters in 2007, which is 2.7% less than in 2006. Lower sales volumes were due to reduction of purchases by Gazprom from the Nakhodkinskoye field.

The average sale price for gas rose from 690 roubles to 1,070 roubles per thousand cubic meters in 2007 (1,052 roubles for Gazprom and 1,117 roubles for end-users). Additional revenue from price increases to Gazprom was $133 million, and gains from price increases to other customers were $42 million.

Higher prices for sales to Gazprom were based on an additional agreement for deliveries of natural gas from fields in the Bolshekhetskaya Depression at a price, which is 35% higher than the minimum wholesale price established by the Federal Tariff Service for the Yamal-Nenets Autonomous District.

At the end of 2006 LUKOIL began gas trading with other customers at market prices using the electronic trading system of Mezhregiongaz. The Company sold 702.2 million cubic meters of gas by this means in 2007. Sales volumes via the electronic trading system should rise to one billion cubic meters in 2008.

LUKOIL and Gazprom set up a 50/50 joint venture, Gas-Oil Trading, in 2007 for supplies to customers of natural, associated and dry stripped gas produced by LUKOIL and other companies. The joint venture will help the Company to ensure a long-term, guaranteed market for its gas, to obtain access to the Gazprom gas transport system, and to sell gas to end-users in Russian regions at the maximum price, and will also provide opportunities for buying additional gas volumes from Gazprom.



PETROLEUM PRODUCT MARKETING

■ WHOLESALE TRADING IN PETROLEUM PRODUCTS

LUKOIL's petroleum product wholesale business **in Russia** is carried out by its refineries and by 8 petroleum product organizations inside the Group, operating in 60 regions of the country. Volume of petroleum products wholesale in Russia in 2007 was 13.70 million tonnes, which is 9.6% less than in 2006 due to increase in retail sales.

LUKOIL introduced prompt management of its wholesale petroleum product supplies from its refineries in 2007 in order to improve marketing efficiency. The result was an increase in sales of petroleum products under direct agreements at a premium to average wholesale market prices. The Company also launched a new planning system for deliveries of petroleum products from refineries. The system creates 10-day schedules with counter parties for each month, making the planning process more transparent and increasing refinery throughputs.

LUKOIL **exported** 25.1 million tonnes of petroleum products to the near- and far-abroad in 2007 (22.0% more than in 2006). The growth compared with 2006 was due to production and export increases at nearly all of the Company's Russian refineries. The bulk of exports (over 85%) consist of fuel oil, diesel and vacuum gas oil.

Most petroleum products are delivered to export by railway (83.5% of the total in 2007). LUKOIL optimized its product deliveries by rail in 2007, using its own tankers and tankers provided by other private companies, and obtaining lower tariffs and discounts on main export routes. These efforts enabled the Company to limit growth of rail delivery costs in 2007: cost for LUKOIL of rail delivery of a tonne of products to export rose by 11.9% during the year, compared with 13.0% tariff increase by Russian Railways.

The Company also exports its products by water and pipeline. LUKOIL continued to develop its own export terminals during the year and reached an agreement with Russian Railways in April 2007 on development of rail infrastructure for transportation of up to 12 million tonnes of petroleum products per year to the Vysotsk terminal. The agreement led to increase in volumes of transhipment at Vysotsk by 2.5 million tonnes to 11.7 million tonnes, which gave savings of $60 million compared with alternative export routes.

LUKOIL developed new routes for pipeline exports of petroleum products in 2007, including diesel fuel deliveries to Hungary and Belarus. Gains from deliveries to these countries compared with deliveries via the port of Vysotsk were $15.6 million.

Exports of Regular A-92 motor gasoline to the far-abroad, mainly the USA, increased by nearly 1.5 times in 2007. The exports were via the ports of Murmansk and Vitino. Increased exports of motor gasoline were due to growth of output at Russian refineries and consequent increase of supply on the domestic market.

LUKOIL is working hard to develop its **international product trading business** through increase of business scale and geographical diversification. The objective of this business is to place Company resources more efficiently, including direct sales to final users, by-passing third-party traders.

LUKOIL has trading offices in 15 countries worldwide. In 2007 the Company prepared all the offices for introduction of global book in order to enhance business coordination and scale. LUKOIL made deliveries of crude oil and products to markets in Europe, the USA and the Asia-Pacific region, as well as building sales volumes in new regions (Africa, Latin America and the Middle East).

While placing its products LUKOIL consistently monitors the state of global hydrocarbon markets. This creates opportunities for arbitrage deliveries from the Company's own resources and third-party resources. The Company also carries out blending of products, including biofuels, in order to achieve the best-possible match with consumer preferences and quality demands.

The volume of LUKOIL's wholesale product sales on the international market in 2007 was 64.39 million tonnes, which is 11.9% more than in 2006.

RETAIL NETWORK OF LUKOIL GROUP



TOTAL
6,090
1,578
Baltics
195
1,815
Europe
2,041*
461

* Including 434 Petrol-Bulgaria filling stations which sell petroleum products of LUKOIL Group.

RETAIL SALES OF PETROLEUM PRODUCTS

The Company's retail network extends to 24 countries, including Russia, the near-abroad and European countries (Azerbaijan, Belarus, Georgia, Moldova, Ukraine, Bulgaria, Hungary, Finland, Estonia, Latvia, Lithuania, Poland, Serbia, Montenegro, Romania, Macedonia, Cyprus, Turkey, Belgium, Luxemburg, Czech Republic, and Slovakia) as well as the USA and includes 197 tank farm facilities with total capacity of 3.11 million cubic meters as well as 6,090 filling stations, including franchises.

Retail sales continued to grow in 2007. The Company sold 12.76 million tonnes of fuel through its own filling stations, which is 14.3% more than in 2006. Growth of retail sales was mainly due to increase of average sales per filling station supported by the favourable macroeconomic environment and optimization of the distribution network including acquisition of highly efficient filling stations.

Optimization of the filling station network was mainly through withdrawal of filling stations and tank farms with low-efficiency. 21 low-efficiency filling stations were withdrawn from the Group in Russia, more than 250 in the USA, and the numbers of low-margin filling stations in Europe were almost halved. Construction and acquisition of high-efficiency stations was continued, and additional construction work was carried out at existing stations. A total of 142 new stations were built, upgrading work was carried out at 148 stations, and 533 stations were acquired. Capital investments in the retail sector in 2007 were $620 million. Average daily sales per filling station (owned and leased) rose to 7.9 tonnes, or nearly by 10%.

Retail sales volumes will continue to grow in the medium term thanks to further optimization and development of the retail network, and thanks to acquisitions that were made in 2007 and are planned to be completed in 2008.

AVERAGE DAILY SALES OF PETROLEUM PRODUCTS PER FILLING STATION, TONNES PER DAY



2007
7.9
2006
7.2
2005
7.0
6.8
7.2
7.6
8.0

STRUCTURE OF PETROLEUM PRODUCT SALES IN 2007 (WHOLESALE AND RETAIL)



USA 21.9%
Russia 38.4%
Turkey 2.7%
Europe 26.3%
CIS 7.5%
Baltics 3.2%

The Company designed a program for development of its marketing and sales network for liquefied and compressed gas in 2007, aiming to increase annual sales of these products in Russia by more than 6 times to 530,000 tonnes in the period up to 2014. Liquefied gas sales already increased by 31% in 2007 compared with 2006 to a level of 101,000 tonnes. During the reporting year LUKOIL commissioned a gas-filling station in Volgograd as part of the program. Annual capacity of the station is 15,000 tonnes of liquefied gas and it will supply high-quality liquefied gas to the Company's multi-fuel filling stations and to regional consumers.

LUKOIL added 10 new multi-fuel filling stations to its chain in Russia during 2007, bringing the total number of such stations in Russia to 79. The Company also owns 4 gas-filling stations in Russia. The Company owns 697 multi-fuel and gas stations outside Russia. Total volumes of liquefied and compressed gas sales abroad were 486,000 tonnes in 2007, of which 216,000 tonnes were retail sales.



76
92
95
Евро-4

Russia

The Group's retail network in Russia consists of 1,815 filling stations (including franchises) and 122 tank farm facilities with reservoir capacity of 1.87 million cubic meters. Filling stations and tank farms are operated by 8 petroleum product organizations in 60 of Russia's administrative regions.

Volume of product retail sales on the domestic market in 2007 was 4.85 million tonnes (21.5% more than in 2006). Capital expenditures by the Group in the Russian retail sector were $264 million. A total of 43 new filling stations were built in 2007 (including 30 in St. Petersburg and Leningrad Region), 94 were upgraded and 94 were acquired. LUKOIL also carried out reconstruction and modernization of its tank farm facilities.

The Group withdrew (sold, closed down or mothballed) 6 low-margin tank farm facilities and 21 filling stations in 2007 as part of the program for optimization of the sales network.

PETROLEUM PRODUCT EXPORT STRUCTURE, %



100%
80%
60%
40%
20%
0%
2005
2006
2007
8.4
29.2
19.2
39.2
4.0
9.7
28.6
19.3
37.4
5.0
9.1
35.2
17.8
33.9
4.0
other
fuel oil
vacuum gas oil
diesel fuel
naphta


ЭКТО
2
95 ЭКТО
ЭКТО
4
Супер-98
95 ЭКТО
92 ЭКТО
Аи-80
ЭКТО
6
Супер-98
95 ЭКТО
92 ЭКТО
Аи-80

In 2007 LUKOIL acquired the retail network of Rostovneft, consisting of 55 filling stations and tank farm facilities, for $56 million. The purchase will enable LUKOIL to double its retail sales in Rostov Region and to increase its market share on the Region's retail market from 6% to 12%.

Average daily product sales per filling station in Russia increased by 16% to 9.4 tonnes in 2007 thanks to growth of demand, optimization work and acquisition of highly efficient new assets.

There was steady growth during 2007 in sales of LUKOIL's EKTO branded motor fuels, production of which was launched in 2006 (the name in Russian is short for "ecological fuels"). Sales volumes of EKTO gasolines increased from 27,000 tonnes in January to 44,000 tonnes in December 2007, and sales of EKTO diesel fuel rose from 10,000 tonnes to 38,000 tonnes respectively. Sales geography of the new fuels is also expanding: there were 158 filling stations selling EKTO gasolines and 286 stations selling EKTO diesel fuel in a total of 12 regions around the country in 2007, representing a significant increase from total 98 stations offering EKTO gasoline and diesel in 2006 in 3 regions. The new fuels fully meet requirements of European environmental standards (Euro-3 for gasolines and Euro-4 for diesel), and they offer improved operational features, which justify a price premium for quality. Additional income from sale of EKTO fuels was about $5.3 million in 2007. The target for 2008 is to nearly triple the number of filling stations that sell EKTO fuels and to expand the project geography to 25 Russian regions.

Work continued in 2007 on expansion of the filling station network that uses the LICard fuel card system. The network grew by 15.4% and included 2,514 filling stations by the end of 2007, of which 1,472 are LUKOIL stations. The number of cards in circulation increased by 1.5 times to 1.75 million. A total of 2.2 million tonnes of petroleum products were sold using these cards, which is 41.9% more than in 2006.

Work continued in the reporting year on the program for development of retail sales of non-fuel products and services by LUKOIL's Russian petroleum product organizations in the period up to 2014. By the end of 2007 more than 1,500 of the Company's filling stations in Russia had their own shops. Revenue from sale of non-fuel products and services through the Company's retail network was over $120 million, which is 30% more than in 2006. The revenue increase reflects improvement of service quality at Company filling stations and extension of the range of goods and services on offer. Development of non-fuel business is an important factor in positioning of LUKOIL as a customer-oriented company with European standards of service.

International

LUKOIL's retail network in Europe, the near-abroad countries and the USA consists of 4,275 filling stations (including franchises) and 75 tank farm facilities with capacity of 1.24 million cubic meters. The Company built or acquired 538 new filling stations outside Russia in the accounting year and upgraded 54 stations. LUKOIL entered new product markets during the year in Central Europe (Czech Republic, Slovakia, Belgium and Luxemburg) thanks to acquisition of a chain of filling stations from ConocoPhillips.

Capital expenditures in international retail were $356 million in 2007.

Volume of retail product sales on the international market in 2007 was 7.91 million tonnes (10.3% more than in 2006). Average daily sales per filling station in Europe and the near-abroad increased by more than 20% in 2007 to 6.8 tonnes thanks to network optimization and acquisition of highly efficient assets. Daily sales per station in the USA were 7.9 tonnes.

In 2007 LUKOIL completed the transaction, begun at the end of 2006, for acquisition of retail business, consisting of 376 filling stations in 7 European countries, from ConocoPhillips. Value of the transaction was $442 million. The acquired assets include 156 filling stations in Belgium and Luxemburg, 49 in Finland, 44 in the Czech Republic, 30 in Hungary, 83 in Poland, and 14 stations in Slovakia. These filling stations are among the most efficient on their markets: average daily sales per station were 10.4 tonnes in 2007, which is more than 1.5 times greater than average sales at other LUKOIL stations in Europe and the near-abroad. In 2007 the 49 stations in Finland were transferred to the Teboil brand (owned by LUKOIL), and rebranding of the 327 stations in other countries will be completed in 2008.

LUKOIL is working hard to increase profitability of its filling stations internationally as well as in Russia, and development of retail sales of non-fuel products and services is an important way of doing this. Revenue from sales of non-fuel products and services at international filling stations more than doubled in 2007 compared with 2006 to $320 million. The growth was due to increase in numbers of filling stations in the Group's international network as well as broadening of the product range, improvement of service quality, optimization of work with suppliers and intensive marketing efforts.

The LICard system was in use at 418 LUKOIL filling stations outside Russia (mainly in Ukraine) by the start of 2008. Volume of fuel card sales was 97,000 tonnes.



TRADE BALANCE OF LUKOIL SUBSIDIARIES (2007)


RUSSIA
OIL PURCHASES
0.1 MLN TONNES
OIL PRODUCTION
90.7 MLN TONNES
TOTAL OIL
90.8 MLN TONNES
REFINING AT OWN REFINERIES
42.5 MLN TONNES
REFINING AT THIRD-PARTY REFINERIES
3.6 MLN TONNES
OIL SALES
1.6 MLN TONNES
OIL EXPORTS
42.2 MLN TONNES
INTERNATIONAL
OIL PURCHASES
4.5 MLN TONNES
OIL PRODUCTION
3.4 MLN TONNES
TOTAL OIL
50.1 MLN TONNES
REFINING AT OWN REFINERIES
9.6 MLN TONNES
REFINING AT THIRD-PARTY REFINERIES
1.0 MLN TONNES
OIL SALES
39.4 MLN TONNES

"Total oil" is before LUKOIL's own consumption and transportation losses. Other figures take account of refining, transportation and storage losses as well as changes in stocks.



PETROLEUM PRODUCT PURCHASES 1.5 MLN TONNES
TOTAL PETROLEUM PRODUCTS 45.2 MLN TONNES
PROCESSING AT PETROCHEMICAL PLANTS 1.0 MLN TONNES
TOTAL PETRO-CHEMICAL PRODUCTS 1.0 MLN TONNES
SALES OF PETRO-CHEMICAL PRODUCTS 0.7 MLN TONNES
WHOLESALE SALES OF PETROLEUM PRODUCTS 13.7 MLN TONNES
RETAIL SALES OF PETROLEUM PRODUCTS 4.9 MLN TONNES
PETROLEUM PRODUCT EXPORTS 25.1 MLN TONNES
EXPORTS OF PETRO-CHEMICAL PRODUCTS 0.3 MLN TONNES
TOTAL PETROLEUM PRODUCTS 73.6 MLN TONNES
PETROLEUM PRODUCT PURCHASES 38.7 MLN TONNES
PROCESSING AT PETROCHEMICAL PLANTS 1.0 MLN TONNES
TOTAL PETRO-CHEMICAL PRODUCTS 1.4 MLN TONNES
SALES OF PETRO-CHEMICAL PRODUCTS 1.4 MLN TONNES
WHOLESALE SALES OF PETROLEUM PRODUCTS 64.4 MLN TONNES
RETAIL SALES OF PETROLEUM PRODUCTS 7.9 MLN TONNES





TECHNOLOGY AND INNOVATION

Commitment to innovative technologies is one of LUKOIL's competitive strengths. We improve existing technologies and design new and promising solutions. Use of the very latest technologies in all spheres ensures consistent growth of our business and increase of its efficiency. New technologies have made an invaluable contribution to LUKOIL's success in protecting the environment and achieving sustainable use of natural resources.

LUKOIL Group spent more than $60 million on research & development in 2007, of which almost $50 million was spent on R&D in Exploration & Production.

LUKOIL obtained 23 intellectual property patents in the reporting year (for inventions, models, industrial items, and computer software), and patent authorities are currently considering 93 patent applications for unique technical solutions and other LUKOIL designs. The Company had a total of 531 intellectual property items on its balance sheet at the end of 2007, and LUKOIL is among the leaders, both in Russia and internationally, by the rate of commercialization of its intellectual property (over 40%).

The Company devised a framework in 2007 for improvement of its R&D activity, based on priorities of the LUKOIL strategic development program for the period up to 2017. The framework will enhance coordination of scientific and technical operations, ensure efficient use of money and expand the Company's planning horizon.

EXPLORATION & PRODUCTION TECHNOLOGIES

Most R&D spending in the E&P segment was on development of geological and geophysical study techniques, improvement of reserve assessment methods (including work on methods to assess hydrocarbon reserves in reservoirs with complex structure), as well as design and improvement of methods for increasing oil recovery and optimizing the technology used for development of new license areas and hydrocarbon deposits. The Company pays special attention to technologies for ensuring environmental safety during field development, particularly in development of offshore fields.

A key outcome of our R&D activity is efficient application of technologies for intensification of oil production and enhanced oil recovery (EOR) technologies. EOR offers significant increase of recoverable reserves and oil production levels, enabling commercial development of high-viscosity oil reserves, reserves in almost impenetrable collectors and hard-to-recover reserves at late stages of field development. In recent years the share of oil produced at LUKOIL fields using various EOR techniques has been over 20% of total oil production.

The Company carried out 5,292 EOR operations in 2007, which is equal to the level of 2006. Physical, chemical, hydrodynamic and heat techniques were applied. Additional production in 2007 thanks to EOR was 23.7 million tonnes, representing more than 26% of total oil production by LUKOIL in Russia.

Most of the additional production (14.4 million tonnes, or 61.3%) was obtained using physical methods, particularly hydrofracturing.

Further testing of acid hydrofracturing techniques was carried out at 12 fields in the Urals in the accounting year. A total of 31 operations gave average 9.4 tonnes growth of daily flow rate per well (59,000 tonnes for the year). The results justify broad extension of acid hydrofracturing to the Company's other oil production regions.

ADDITIONAL PRODUCTION FROM EOR IN RUSSIA, MILLION TONNES


2007
23.7
2006
24.2
2005
22.1
20
21
22
23
24
25

EFFECT FROM EOR IN RUSSIA (2007)


18,187
30.3%
Western Siberia
65
4.6%
Other
EOR production, th. tonnes
Share of EOR production in total production, %
23,748
26.1%
LUKOIL Group in Russia
2,688
18.4%
Timan-Pechora
2,171
19.3%
Urals
637
16.2%
Volga

Other forms of EOR (hydrodynamic, heat, chemical methods and oil production intensification) gave 9.2 million tonnes of production. Analysis of results showed high efficiency of chemical methods in preventing growth of water cut at wells. Extensive use of chemical technologies at fields in Western Siberia lowered growth of the water cut from 2.4% in 2006 to 1.2% in 2007. Use of chemical technologies more than doubled in 2007 compared with the previous year, from 494 to 1,004 operations, and additional output due to application of the technology was 1.3 million tonnes.

The Company continued testing new WAG (water-alternating gas) technologies on oil & gas deposits in 2007, using a booster unit to enhance oil recovery. Total additional production due to application of WAG technologies since November 2005 at the Vostochno-Perevalnoye field in Western Siberia has been 8,300 tonnes, of which 3,100 tonnes were obtained in 2007. Extension of the technology to other LUKOIL production sites is scheduled for 2008.

Drilling of sidetracks at existing wells has also proved a highly efficient form of EOR and the Company increased drilling of sidetracks in 2007. A total of 188 sidetracks were brought into operation in 2007, compared with 146 in 2006, and gave average daily flow rate increase of 19.2 tonnes. Total additional production due to sidetracks was 579,000 tonnes in 2007, which is 17.2% more than in 2006. The largest growth rates were achieved at a number of fields in Western Siberia: average daily flows at 47 wells in the region, where sidetracks were drilled, increased by 33.4 tonnes (nearly equal to flow rates from new wells).

The Company continued test-production work using radial drilling in the Urals region. Drilling of radial channels at existing wells is a relatively inexpensive way of increasing production and reaching hard-to-recover reserves. 39 operations were carried out, giving average daily growth of well output by 8 tonnes. Additional production due to application of radial drilling was 21,500 tonnes and the positive results justify extension of the technique to the Company's other oil-producing regions.

Horizontal drilling also improves efficiency of production, increasing productivity per well by 1.5–2 times. 109 new horizontal wells were commissioned in 2007 with average daily flow rate of 65.5 tonnes.

CHEMICAL EOR OPERATIONS, WELLS


2007
1,004
2006
494
2005
276
0
400
800
1,200

AVERAGE INCREASE IN FLOW RATE FROM SIDETRACKS, TONNES PER DAY


2007
19.2
2006
25.9
2005
25.0
0
7
14
21
28

EOR TECHNIQUES USED BY LUKOIL GROUP IN 2007


Hydrofracturing 14%
Drilling of sidetracks 3%
Other physical techniques 3%
Chemical techniques 19%
Hydrodynamic techniques 28%
Heat techniques 2%
Intensification of oil production 31%

SHARES OF VARIOUS TECHNIQUES IN OVERALL EOR PRODUCTION IN 2007


Intensification of oil production 13%
Hydrofracturing 48%
Heat techniques 4%
Hydrodynamic techniques 16%
Chemical techniques 5%
Other physical techniques 4%
Drilling of sidetracks 10%



In 2007 the Company used new technologies of drilling and construction of horizontal wells. In order to ease construction of two horizontal wells in Western Siberia a model of the productive formation was created on the basis of data obtained from drilling of pilot boreholes. Downhole surveying (logging) during the drilling process helped to refine the model in real time and to choose the best-possible well trajectory in accordance with porousness and oil saturation.

The Company used smart well completion systems at a horizontal well in permocarbon deposit at the Usinskoye field in the Komi Republic where heavy oil is produced. The horizontal area was divided into four sections, each with pressure and temperature sensors as well as a device, operated in real time from the surface, for opening and closing of the perforation interval. This enables separate operation of each well section and efficient monitoring of reservoir parameters.

The Company has been carrying out test-production work since the end of 2005 at the high-viscosity Yaregskoye field in the Komi Republic to adapt thermo-gravitational deposit-draining technologies, using horizontal wells for secondary steam-heat development of the field. There has been steady growth of main production indicators in the two years since the technology was first applied. Monthly output at the test area grew from 200 tonnes in January 2006 to 1,000 tonnes by the start of 2008. A program was developed in 2007 for adaptation of the technology at new test areas of the Yaregskoye field, and implementation will begin in 2008. In 2007 LUKOIL created a special method for development of fields with high-viscosity oil, using approaches similar to those at Yaregskoye. The method is now being examined by Rospatent (the Russian patents agency).

REFINING TECHNOLOGIES

LUKOIL carried out research work in the refining segment in 2007 to design and test new fuels and lubricants. LUKOIL is working hard on modernization, development and construction of high-tech equipment, which both reduces refining costs and enables the Company to offer new high-quality products on the market. Products with more value-added generate extra profits for the Company, and consistent quality improvements serve the interests of both customers and the environment.

Much work was carried out during 2007 for installation of new equipment at Company refineries. Isomerization units were built at the Volgograd and Perm refineries under license from UOP Ltd. (USA). The units produce isomerizate, a high-octane component for motor gasolines, which enables production of gasolines with less than 42% aromatics, 1% benzol and 150 ppm sulfur. The new units will reduce purchase volumes of high-octane additives and significantly increase output of high-octane motor gasolines that meet European standards.

The Company also completed construction of an *n*-butane isomerization unit with 50,000 tonnes annual capacity at the Burgas Refinery. The unit enables to increase production of feedstock for the Refinery's sulfuric acid alkylation unit, making the production process for high-octane gasolines more flexible (thanks to increased output of alkylate, which is a high-octane gasoline component) and increasing the Refinery's potential production capacity.

Development of up-to-date production technologies for oils, lubricants and additives has priority importance for LUKOIL, and the Company has established a science-and-technology department for this purpose. Tasks of the department are development and marketing of new, high-tech products, designed for modern machine technologies, as well as application of new technologies and development of new blends. The Company's work in this direction is in close association with Russian scientific centers. LUKOIL began production of 21 completely new and reformulated products during 2007.



ENERGY-SAVING TECHNOLOGIES

LUKOIL has strived constantly to reduce spending on energy resources and to maximize dependability of its electricity supply arrangements. These efforts are now coordinated in the framework of the Company's energy-saving program for 2006–2010. Steps towards realization of the program gave fuel and energy savings of about $26 million during the reporting year. The other key component of the Company's fuel and energy policy is a program for the period 2006–2010, which aims to improve dependability of electricity supplies at Company subsidiaries. About $51 million were spent in 2007 on measures as part of the latter program. The Company has also approved an energy audit schedule of its oil & gas production subsidiaries for the period from 2006 to 2010, which will identify wasteful use of energy resources and design measures to address root causes of such waste. Audits of LUKOIL-Kaliningradmorneft and of RITEK were carried out during 2007 as part of this schedule.

All Company subsidiaries now use an automated commercial metering system for electricity use. The system takes advantage of three different levels of tariffs, in force at different times of the day, and increases accuracy in measurement of electricity consumption, reducing spending on electric power and keeping track of the Company's power supply arrangements.

LUKOIL is rapidly developing its own generating facilities, which enables large savings on purchases of electricity and increase rates of utilization of associated gas, which is used as fuel at gas-fired power stations. A new gas-fired power station in Western Siberia with 72 megawatt capacity was completed during 2007 and became the largest generating facility in Company ownership as of the end of 2007. The purpose of the new station is to provide constant supplies to the Vat-Yeganskoye field. The station uses associated gas from the Company's Western Siberian fields as feedstock. There are a total of 352 generating units installed at Company power stations and they have combined generating capacity of 300.5 megawatts (including the new station in Western Siberia). LUKOIL generating facilities produced 395.2 million kilowatt-hours of power in 2007 representing 2.9% of Company consumption, and over 90% of Company power was provided by gas-fired stations.

Development of electricity business is an important factor for growth of Company capitalization in the long term, and the LUKOIL strategic development program for 2008–2017 sets the goal of separating electricity generating into an independent business sector.



В капле «ЛУКОЙЛа»,

INFORMATION TECHNOLOGIES



We are keen to apply the latest information technologies, enabling us to optimize business processes in various areas of the Company's activity. Work continues on development and application of automated systems for management of production and technological processes, and of localized IT systems. Improvements are being made to information security, telecommunications, computer equipment and other business equipment.

We pay particular attention to development of technologies that improve efficiency of both operational and management activity. LUKOIL has been working since 2001 on installation of an integrated management system based on SAP R/3, which will help to optimize decision-making processes and automate management accounting. By the beginning of 2007 the system was being used at 13 production and refining subsidiaries. The system was also installed in the course of the year at 9 other organizations within the Group (LLK-International, LUKOIL-Tsentrnefteprodukt, LUKOIL-Volganefteprodukt, LUKOIL-Nizhnevolzhsknefteprodukt, LUKOIL-Yugnefteprodukt, LUKOIL-Permnefteprodukt, LUKOIL-Uralnefteprodukt, LUKOIL-Severnefteprodukt and LUKOIL-Severo-Zapadnefteprodukt). Some parts of the system were also operated in test mode in the parent Company. So elements of the system, at the design and installation stage, are gradually being extended to all spheres of LUKOIL business.

Preparations continued in the accounting year for changeover from projects in specific business areas to implementation of a global integrated management system and a global system for monitoring of information infrastructure throughout the Company. This will help to ensure that business management in the Group as a whole is more balanced and functional.





SOCIAL RESPONSIBILITY

MISSION OF LUKOIL:

"Our purpose is to harness natural energy resources for human benefit

We aim to support long-term economic growth, social stability, prosperity and progress in the regions where we operate, as well as caring for the environment and ensuring sustainable use of natural resources..."

PROTECTING THE ENVIRONMENT

We are fully aware of our responsibility to society for protecting the environment and for rational use of resources. LUKOIL therefore adheres to the highest standards in protection of the environment and industrial safety. We make every effort to raise the level of environmental safety at our production facilities, to reduce burden on the environment due to our industrial activities, and to ensure that natural resources (both those directly employed in production and those adjacent to our production sites) are used in the most rational way possible. Protection of the environment is a prime consideration at all stages of project implementation, from investment idea to disposal of production assets and equipment.

We aim to ensure that Company activity is in full compliance with national legislation and international standards for environmental protection, and that Company products match the higher environmental requirements, which are now in force.

The Company continued work on the program for environmental security at LUKOIL organizations, which is scheduled for implementation in the period from 2004 to 2008. The program contains more than 400 environmental actions at overall cost of about $1.2 billion. LUKOIL spent almost $600 million on protection of the environment during 2007, compared with $380 million in 2006.

There was some worsening of key environmental impact indicators in the accounting year, including the number of accidents with acknowledged environmental impact. This was due to increase of production volumes and proliferation of pipeline accidents due to corrosion and ageing of pipeline systems. However, it is important to emphasize that most Company indicators were unchanged or showed improvement by comparison with 2006, and are still significantly better than average indicators for the oil & gas sector in Russia.

The Company borrowed $300 million in 2007 for financing of measures as part of the 2004–2008 environmental safety program for organizations of LUKOIL Group. The money is to be invested in construction of new facilities and reconstruction of existing units at oil production and oil refining enterprises, reducing atmospheric emissions and pollution levels in waste water. Part of the money will be spent on steps to reduce consumption of water by Company enterprises and to reduce gas flaring, as well as to increase waste utilization.


NS CHAMPION
Бс271

In 2007 the Company approved a corporate planning concept for industrial activities by LUKOIL Group organizations, based on principles of the Kyoto Protocol. Planned measures include a corporate system for management of greenhouse gas emissions, which will facilitate more efficient planning of industrial activities by Group organizations, reducing costs and optimizing use of natural resources. Pilot projects for environmental control systems continued to be put in place at Group organizations during the reporting year, and preparations were completed for creation of a Fire and Accident Prevention Center at Group organizations.

LUKOIL understands that reduction of environmental impacts depends to a large extent on increasing output of high-quality products. About 20% of all capital expenditures by the Company are therefore directed to the Refining & Marketing segment. A large part of these investments are spent to organize production of fuels with improved environmental features. LUKOIL launched isomerization units at its refineries in Volgograd and Perm during 2007. The units produce isomerizate, the high-octane component of motor gasolines and their launch will reduce need for external purchases of high-octane additives, increase output of high-octane gasoline and enable production of gasoline to Euro-3 and Euro-4 standards. LUKOIL's new gasoline, which is sold under the EKTO ("Ecological Fuel") brand, significantly reduces emissions of carcinogens, sulfur compounds, nitrogen and other harmful substances. The Company's refinery in Ukhta has commissioned a vacuum residue visbreaking unit. The unit will increase output of vacuum gas oil through reduction of fuel oil output, increasing depth of refining and improving environmental parameters of refinery processes.

Environmental protection measures are also applied in transportation and marketing. LUKOIL's new filling stations use systems for return of gasoline fumes from the reservoir to the tankers during product discharge as well as systems for prevention of product spillages from reservoirs and facilities for waste-water purification.

Work by LUKOIL Group to protect the environment has been acclaimed by social organizations over a number of years. In 2007 the Independent Ecological Rating Agency placed LUKOIL shares in the highest section of its environmental stock index as part of a social and environmental responsibility rating. The Agency assessed environmental efficiency of 1,500 enterprises in order to compile the rating.

ENVIRONMENTAL SPENDING, $ MILLION


2007
2006
2005
0
200
400
600
800

NUMBER OF ACCIDENTS WITH ACKNOWLEDGED ENVIRONMENTAL IMPACT


2007
2006
2005
0
20
40
60
80

POLLUTED LAND, HECTARES


2007
2006
2005
0
100
200
300

WASTE WATER DISCHARGE, MILLION CUBIC METERS


2007
2006
2005
0
5
10
15
20



The Company operates in conditions of strict state and social control over environmental issues, as well as ongoing reform of natural resource and environmental legislation in Russia and other countries. Relevant developments in 2007 were as follows:

- Decisions by the G-8 Summit established tougher environmental control over facilities in the fuel and energy sector. All LUKOIL organizations carried out inspections to ensure compliance with legislation;
- New Water, Forest and Urban Codes came into force in Russia on 1 January, 2007;
- The Russian Ministry for Economic Development and Trade set maximum levels for reduction of greenhouse gases in the period from 2008 to 2012;
- Administrative procedures for preparation and approval of documents that certify accordance with environmental norms have become more complex. Changes include a new, more complex form of settlement for negative environmental impacts;
- Rostekhnadzor (the Federal Service for Environmental Supervision) submitted a proposal to the Russian government, which would increase fines for release into the atmosphere of combustion products from flaring of associated gas by 163 times;
- New rules came into force governing agreements on water use, rules on fire safety and pollution in forest areas, rules on waste generation and limits on its disposal, etc.;
- Work continued on drafts of the Environment Code, of several laws ("On environmental control", "On compensation payments for negative environmental impact", and "On mineral resources") and of documents to support Russia's enactment of the Kyoto Protocol, and also on a number of technical regulations concerning environment protection;
- Activity by national and international environmental NGOs has intensified in all regions where the Company has operations, and influence of such organizations on economic decision-making has increased.

The Company has taken prompt account of all changes in Russian legislation governing nature conservation and the Company was not subject to any criticisms or claims from monitoring and supervisory agencies in the course of 2007.

INDUSTRIAL SAFETY AND LABOUR PROTECTION

The Company recognizes its duty to ensure safe working conditions and to care for the health of its employees.

LUKOIL continued work in 2007 on implementation of its 2006–2010 program for industrial and labour safety, improvement of working conditions, and prevention and resolution of emergency situations at Group organizations. Work as part of the program included construction and reconstruction of technical facilities, installation of modern automated management and accident prevention systems at industrial sites, checks on compliance of work places with legal requirements, and making sure that personnel are provided with protective clothing and equipment. Spending on measures as part of this program was in excess of $190 million.

Efforts by LUKOIL to ensure industrial safety and labour protection were rewarded in 2007 by a reduction in the number of fatal accidents at Group enterprises in comparison with 2006.

Good working conditions and low accident levels enable many LUKOIL subsidiaries to obtain discounts on standard rates for obligatory insurance covering industrial accidents and job-related illness. The amounts, which are saved, are spent on further improvements to industrial safety.

Work on improvement of industrial safety, labour protection and care for the environment is carried out in accordance with the Company's official Policy on Industrial Safety, Protection of Labour and Environment in the 21st Century.

In 2001 LUKOIL became the first Russian oil company to obtain certification under the ISO 14001 international standard and the OHSAS 18001 specification. In 2007 the Company's systems were acknowledged in compliance with these standards following conduct of a regular external audit.

Compliance with the ISO 14001 standard entails that the Company has an environmental policy in place, observes provisions of this policy in its business, makes constant improvements to environmental management systems, and takes all measures to prevent negative environmental impact.

The OHSAS 18001 specification is intended as guidance for organizations in management of their project risks associated with protecting health and safety of personnel and members of the public. Key elements of the specification are identifying, assessing and controlling risk factors, as well as observance of legal requirements and consistent improvement of safety in the work place.

TOTAL INJURY RATE


2007
0.5
2006
0.4
2005
0.5
0
0.2
0.4
0.6

NUMBER OF FATAL ACCIDENTS


2007
7
2006
8
2005
14
0
4
8
12
16



PERSONNEL AND SOCIAL PROGRAMS

Our business is based on a clear understanding that the Company's most valuable asset is its employees, on whom the growth of shareholder value and business efficiency depends. We place a high value on the contribution of all our employees to the overall objective of Company success and we strive to acknowledge the work done and the efforts made by each of them. The goal of our social policy is to improve efficiency of our employees in the work place and to ensure that they are protected by social guarantees. We also take motivation of our employees seriously and try to ensure that each of them is personally interested in attainment of best possible results by the Company.

We are constantly improving standards of personnel management, which is an important factor for steady and successful development of the Company. A new stage was reached in 2007 in systematization of personnel management processes at LUKOIL organizations and improvement of the Company's regulatory framework in this sphere. Most importantly, the Company developed and approved a functional strategy for personnel management at LUKOIL Group in the period from 2008 to 2017.

Work continued in 2007 on restructuring of LUKOIL Group in order to increase efficiency of the Group's productive and financial activities and reduce expenses. One aspect of this work was optimization of the organizational structure of existing sub-divisions and creation of new structural sub-divisions, as well as reshaping organizational structure at subsidiaries to match new standards. Withdrawal of non-core and low-margin assets from the Group was also continued in 2007. One result of these measures was reduction in personnel numbers at oil & gas production and refining organizations. However, company personnel numbers rose by 1.9% overall in 2007, mainly due to growth of employees in the rapidly expanding network of filling stations, and also due to acquisition of new assets.

Improvements to the system of employee compensation are a priority in the Company's personnel policy, since adequate compensation is an essential tool for maintaining motivation and ensuring commitment of employees to growth of shareholder value. Systematic analysis of the labour market in regions where the Company operates is carried out on a permanent basis, as well as monitoring of wages and other benefits. This helps to ensure that LUKOIL's wage levels are competitive and adequate for attracting new employees to the Company. Average wages at LUKOIL Group organizations rose by 17% in 2007, and Company payroll expanded by more than 60% between 2005 and 2007, from $1.5 billion to $2.5 billion.

LUKOIL uses other means in addition to material incentives in order to support morale of its employees. 29 Company employees received national awards in 2007 for professional excellence, and for conscientious and successful work, while 1,126 were awarded sectoral marks of distinction, and 644 employees and 43 employee groups were awarded marks of distinction within the Company. Also in 2007 the Company held







a competition entitled "The Best Employees and Organizations of LUKOIL Group".

As well as material and non-material incentives, LUKOIL offers its employees a social package consisting of a system of programs and special measures, as follows:

- Health care and medical treatment, including voluntary health insurance;
- Rest and recreation for employees and their families, organization of sport and fitness events;
- Help to employees in buying their own homes;
- Social support to women and families with children;
- Social support for young specialists;
- Non-state pension support for employees on the basis of shared funding, consisting of contributions by the Company and its employees. This system has been in operation since 2004. It enables employees to raise their pension to over 60% of their salary level at the time of retirement after 20 years of taking part in the program. Over 64,000 people had subscribed to this scheme by the end of 2007 in Russia, and their contributions in the accounting year were $20.4 million. The Company's total contributions as part of non-state pension programs in Russia and abroad amounted to $37 million.

Total spending on realization of social guarantees for employees and pensioners of LUKOIL organizations in 2007 was over $350 million, of which spending on social programs was $280 million.

An efficient system of social guarantees helps to attract qualified specialists to the Company, reduces employee churn, strengthens Company morale and provides the best basis for successful conduct of business.

LUKOIL understands the importance of professional training of Company personnel. The Company has a system of continuous training, helping employees to obtain the knowledge and professional know-how, which they need in their jobs. LUKOIL uses the whole range of modern educational techniques: workshops, seminars away from the work place, special training programs, secondments abroad, training sessions, courses for raising of qualifications, training days, distance learning, MBA programs, etc. LUKOIL organizations have 27 functioning study centres, and the Company also has it own School of Corporate Trainers. The Company is developing cooperation with leading institutions of higher education, including the


ЛУКОЙЛ

PRODUCTION PER EMPLOYEE, THOUSAND BOE


2007
2006
2005
4.6
4.8
5.0
5.2
5.4

Gubkin State Oil & Gas University, the Oil & Gas Business Institute, the Financial Academy and the Higher School of Economics. In 2007 the Company reached a cooperation agreement with the Diplomatic Academy of the Russian Ministry of Foreign Affairs. The Company also established a coordination council for work with higher education institutions.

The personnel exchange program, which is part of the strategic partnership between LUKOIL and ConocoPhillips, was continued in 2007. A third group of 13 Company employees was selected and dispatched for a period of work at ConocoPhillips, and a fourth group was also selected, ready to travel to the US company in July 2008.

Implementation of the program for training of Iraqi specialists, which is part of the memorandum of understanding and cooperation signed with the Iraqi Oil Ministry in March 2004, was continued in the accounting year. A group of 85 people underwent a short course of work experience at Company enterprises in Western Siberia and a further 55 people were trained at Group enterprises in Perm. A total of 522 Iraqi specialists have worked at Company enterprises since the program came into operation.

Encouragement of young specialists is particularly important to the Company and is the main objective of the Group's program for work with young people and young specialists in the period

EMPLOYEE STRUCTURE BY BUSINESS SEGMENTS (1 JANUARY, 2008)


Corporate center 1%
LUKOIL international organizations 17%
Other 11%
Oil & gas production 40%
Petroleum product marketing 16%
Petrochemicals 8%
Oil refining 7%

from 2005 to 2010. In 2007 the Company held a competition for the best scientific design by young R&D experts, as well as holding the 7th scientific and technical conference for young researchers and specialists at LUKOIL organizations, and a competition to find "The Best Young Specialist of the Year" from among Company employees.

In order to enhance transparency of its social policy in 2007 the Company issued a Sustainability Report on its activities in the Russian Federation in 2005–2006 in accordance with the AA 1000 international standard, using recommendations of the Global Reporting Initiative. LUKOIL issues such reports once every two years.

Efficiency of LUKOIL activities in personnel management has been independently attested. In 2007 the Company was acclaimed winner of the All-Russian annual competition "The Best Russian Human Resources Department".

SALES PER EMPLOYEE, $ THOUSAND


2007
2006
2005
200
300
400
500
600

NET PROFIT PER EMPLOYEE, $ THOUSAND


2007
2006
2005
20
30
40
50
60
70

OIL REFINING PER EMPLOYEE, TONNES


2007
2006
2005
240
280
320
360

SOCIAL POLICY AND CHARITY ACTIVITIES

Social and charity programs are an integral part of the Company's corporate strategy and help to ensure constructive partnership with the state, business and society. LUKOIL's social and charity programs have a targeted character and are based on the special professional experience and human potential of the regions, where they are implemented.

The Company continues to deliver on commitments, which it undertook voluntarily and on its own initiative under the LUKOIL Social Code. This Code is obligatory for all LUKOIL organizations and represents a set of principles and norms of socially responsible behaviour towards all parties, whose interests are affected by Company business. Commitments under the Code are additional to commitments arising from collective negotiations with employees. The principles, which are set out in the Code, regulate Company dealings with its employees, pensioners and shareholders as well as business partners, the state and society as a whole.

As well as traditional forms of charity, LUKOIL carries out strategic charity programs and social investment programs, which connect solution of social problems with the Company's own strategic goals. Total spending by the Company in 2007 on charity and social partnership was in excess of $170 million.

The Company's social and charity programs are highly appreciated by the society. The annual competition, "Russian Corporate Donor, 2007", acclaimed LUKOIL as winner in the category: "Best program for realizing cooperation potential between business, non-profit organizations and regional government". This competition is supported by the Donor Forum, the Ministry for Economic Development of the Russian Federation, the Russian Union of Industrialists and Entrepreneurs and the Commission of the Public Chamber of the Russian Federation for Charity, Aid and Voluntary Action. The competition panel recognized LUKOIL's leadership in Russia by volume of spending for charity purposes.



Support for Children's Homes and Schools

Help to children has priority for LUKOIL, and the Company designs all of its social programs (charity, sponsorship, support for child and youth sport, and cultural programs) with this priority in mind. The Company tries to achieve a balanced approach, providing assistance both to children who are relatively disadvantaged due to family circumstances or for health reasons and to children from secure family backgrounds in order to encourage their natural abilities and talents.

LUKOIL helps children in more than 50 children's homes and boarding schools. The Company ensures that children at these institutions obtain education and good health care, and helps them to find a profession and a place in life. The Company provides financial support for various needs of the homes, schools and boarding schools, from organizing vacations to major repairs to buildings. Every year LUKOIL organizes summer vacations on the Black Sea and Caspian Sea coasts as well as educational trips for children from homes sponsored by the Company in the towns of Ishim, Langepas, Kirov, St. Petersburg, and Baku. Since 2006 LUKOIL has provided grants to students who continue their education in higher or vocational colleges after leaving children's homes, which the Company sponsors.

Children with disabilities are in special need of help. LUKOIL's charity project, "A book for each blind child", has been in operation for several years as part of the program, "Illustrated Books for Blind Children". In 2007 such books were provided to specialized children's institutions in Nizhny Novgorod Region.

Education Programs

LUKOIL is keen to support preparation of qualified young specialists for the Russian oil & gas industry, since they are essential for the Company's future success and prosperity.

LUKOIL provides financial support to a number of higher education institutions which train oil & gas specialists. These include specialized universities and institutions in Moscow, St. Petersburg, Perm, Ukhta, Tyumen, Ufa, Volgograd, Samara, and Arkhangelsk. Sector training institutes in the near-abroad countries, such as the State Oil Academy of Azerbaijan, also receive support from LUKOIL. As well as supporting oil & gas institutes, LUKOIL also helps the Russian Civil Service Academy, the Khrulev Military Base and Transport Academy, and secondary schools, including the Kstovo technical college and Moscow upper secondary school № 45.



Since 2000 the Company has paid grants to particularly talented students at oil industry and technical institutes. Such corporate grants are currently paid to 170 students in various towns and cities across Russia. LUKOIL plans to extend this scheme in order to provide incentives to young people when they are still at school.

The Company is also concerned to maintain quality of teaching staff and pays special grants to 50 talented young teachers at leading Russian oil & gas institutes.

Support for Medical Institutions

Another integral part of LUKOIL's social effort is support to the medical care system in regions where the Company has operations, as well as support to a number of major specialized medical research centers. These include the Scientific Center for Obstetrics, Gynaecology and Perinatal Care, the Center for Haematology Research, the Russian Cardiovascular Scientific and Production Complex, the Research Center for Children's Surgery, as well as the Seventh Central Military Clinical Hospital.



Social Projects Competition

LUKOIL's social project competitions offer a particularly efficient way of channelling financial assistance to help improve social and economic conditions in regions, where the Company is present. The purpose of the competitions is to support regional projects and initiatives, which address urgent regional needs.

LUKOIL-PERM has been holding competitions for social and cultural projects since 2002. There were 1,100 entries at the sixth such competition in 2007, of which about 200 were deemed worthy of financing. Most of the winners are well-considered (sometimes innovative) and socially valuable projects, which address various social problems. The grant fund for distribution in Perm has grown by 14 times over 6 years. A total of about 4,500 projects have been considered during that time, of which 800 have been financed.

Since 2004 competitions have also been held in Volgograd and Astrakhan Regions, since 2005 in the Komi Republic and Western Siberia, and the tradition came to Nizhny Novgorod Region for the first time in 2007. A total of 65 projects were selected for financing in these regions in 2007 respectively.

Numbers of participants and quality of the projects put forward for financing are rising year by year. Total grant funding made available through the competitions has grown from 2 million roubles in 2002 to more than 150 million roubles (about $6 million) in 2007. The number of projects that obtain financing has risen from 33 to 266.

Preserving Cultural and Spiritual Heritage

Support for cultural, historical and spiritual heritage is a traditional aspect of LUKOIL's charity activities. The Company does all it can to preserve and revive cultural, historical and religious values and traditions, whose loss would have inevitable negative impact on the lives of current and future generations, leading to spiritual degeneration and impoverishment of society as a whole.

LUKOIL provides support to a number of leading Russian museums, including the Pushkin Museum of Fine Art, Museums of the Moscow Kremlin, the Russian Museum and the Tretyakov Gallery. The Company also supports the Astrakhan Kremlin, the Museum-House of Mikhail Sholokhov in Volgograd Region and the Kirov Art Museum. During 2007 LUKOIL purchased the picture, "Evening Café", by the Spanish impressionist painter, Hermengildo Anglada y Camarasa as a gift for the Pushkin Museum and also provided significant funding for restoration of a picture by Karl Brullov, "Portrait of General V.Perovsky", which is a permanent exhibit at the Tretyakov Gallery. LUKOIL worked with Museums of the Moscow Kremlin in 2007 and the start of 2008 to organize a visiting exhibition in Volgograd entitled "The Moscow Kremlin in Volgograd. Relics of Russian History".



The LUKOIL Museum, which was opened in June 2005, has special importance for formation of the Group's corporate culture. It operates as a coordination center for educational and cultural work with Group employees, oil industry veterans and visitors to the Company. The Museum is equipped with the latest information technologies, which help visitors to look into the history of the Company's development and development of the Russian oil sector as a whole. The Museum is used for presentations by veterans of the Russian oil industry, and admission ceremonies for new company employees who have successfully undergone a trial period of employment. The Museum is also used for regular meetings of LUKOIL veterans and celebration of jubilees.

LUKOIL organizations operate a total of 20 museums, some of which are members of the Association of Scientific and Technical Museums (part of the Russian Committee of the International Museums Council).

LUKOIL also has programs of support for theaters and performing art groups. The Company has worked for many years with the Tchaikovsky Symphony Orchestra, conducted by Vladimir Fedoseyev, and also supports the Perm State Theater of Opera and Ballet as well as the Volgograd Youth Theater. The Company is a member of the Council of Patrons of the Bolshoi Theater in Moscow and the Moscow Conservatory.

LUKOIL makes significant contributions to restoration and preservation of religious traditions and spiritual heritage. In 2007 LUKOIL continued its program of support for restoration work at the Optina Pustyn Monastery in Kozelsk as well as providing funding for construction of the residence of the Patriarch of Moscow and All Russia (the Church and Bell-tower of the Three Holy Hierarchs). LUKOIL is a constant patron of the Church of Michael the Archangel and the Church of Tsars Constantine and Helen in Volgograd Region and the Pherapont Monastery in Vologda Region. In Kaliningrad Region the Company supports the Church of Vera, Nadezhda, Lyubov and their Mother, Sofia. A number of churches in Perm Region receive assistance from the Company: the Belogorsk Monastery of St. Nicholas, the Obvinsk Monastery of the Assumption, and the Church of St. Nicholas.

Help to War Veterans and the Disabled

Oil workers and other veterans of the Great Patriotic War (World War II), as well as veterans of the labour front, have a special place in LUKOIL's social programs. Every year veterans who live in regions where the Company has operations receive special payments and gifts from the Company to coincide with Victory Day.

LUKOIL also provides financial assistance to disabled people. Specifically, the Company helps them to earn a living and thus to feel a part of society.

Support for Northern Peoples

Operations by Group companies in Siberia and the Far North of Russia can have significant impact on the living conditions of small indigenous peoples, creating various social and economic problems. LUKOIL respects the traditions and customs of these peoples and understands the importance of preserving their age-old way of life. The Company is therefore implementing special programs to help such indigenous groups, and LUKOIL's policy is to shift gradually from charity provision to economic partnership.

In the Komi Republic, Nenets Autonomous District and Western Siberia LUKOIL has signed agreements with local administrations, with heads of lands that are traditionally inhabited and exploited by indigenous groups, and with social organizations. The agreements guarantee money compensation to indigenous families for use of their traditional lands, provision of tools and equipment for reindeer herding and household purposes, construction of housing and communications, medical care and air transportation. The Company organizes traditional celebrations and sports events, as well as holding competitions which offer financing for projects to support spiritual, historical and cultural values of indigenous peoples. LUKOIL understands that material support alone is not enough, and that northern peoples also need help to improve education levels and find employment. The Company therefore works hard to provide various special training to local people and to find them subsequent employment at LUKOIL enterprises.





Sport

Company priorities in the sphere of physical education and sport are encouragement of health and fitness activities among employees and their families, development of mass sport, support to Russian sports professionals, national federations and the national Olympic Movement, as well as assistance for development of children's sport in Russia.

LUKOIL's international amateur sports competitions are large-scale events that help to promote sport and fitness among the Company employees. The first such competition was held in 2001 in Astrakhan and the second in Perm two years later. The third event was held in Kaliningrad in June 2005, and a fourth winter event, celebrating the Company's 15th anniversary, was held in Kogalym in 2007. As many as 350 sportsmen and women in 9 teams, drawn from regions of Company presence, competed in the finals.

The Company is an important source of support for several leading Russian sports teams, including Spartak football club (Moscow), Zarya Kaspiya handball team in Astrakhan (known until 2007 as LUKOIL-Dinamo), and Spartak water polo team in Volgograd (known until 2007 as LUKOIL-Spartak).

The Company makes a strong contribution to development of ski sport in Russia, providing support to the national ski-racing team and acting since 2006 as general sponsor to the Russian Federation of Ski-Racing, and thus as sponsor of both the male and female national teams. LUKOIL also supports one of the biggest children's sport organizations in Russia, the Children's Football League, through which about 250 teams from all over Russia compete annually in regional and international championships.

LUKOIL was a long-standing official partner of the Russian Olympic Committee and has cooperated with the Foundation for Support of Russian Olympic Sport since 2005. In 2007 the Company provided financial assistance to the Sochi–2014 Bid Committee in its successful proposal of Sochi as a candidate venue for the 22nd Winter Olympics, which will be held in 2014.

Sport means more to LUKOIL than backing sports teams — it is also a way of testing the Company's own products in extreme conditions. The victories and successes of LUKOIL Racing Team (Moscow), and Sura Motorcross Team (Penza) serve as proof of the excellence of LUKOIL's fuels and motor oils.


LUKOIL
swisscom
45
DAVOS







CORPORATE GOVERNANCE AND SECURITIES

The Company views corporate governance first and foremost as an instrument for protecting the rights and observing the interests of its shareholders. Efficient corporate governance is a decisive factor for increasing competitiveness of LUKOIL Group, reducing investment risks and cost of capital, and raising investment attractiveness and shareholder value of the Company.

We take great care to protect the rights of minority shareholders. Amendments to the LUKOIL Charter, made in 2005, expanded authority of the Board of Directors and established a principle of unanimous agreement on key matters (issue of securities, changes in charter capital and large transactions). These changes help to protect interests and lawful rights of minority shareholders.

■ MANAGEMENT

LUKOIL strives to make its corporate management processes comply with best international practice, and to make them transparent and efficient. A sound mechanism of corporate governance has been put in place, with 4 independent BoD members out of total 11 and BoD committees on Strategy and Investment, Audit, and Personnel and Remuneration already in place for several years. Company management is always open to dialogue, as confirmed by regular meetings of Company officials with investors and shareholders, organization of trips for representatives of the investment community to Company production regions, and conference calls and webcasts to accompany publication of financial results and for presentation of other important Company events. An annual rating by the Russian Association of Managers and Kommersant Publishing House, "1,000 Most Professional Russian Managers", placed 6 LUKOIL managers near the top of the rating in 2007.

■ CHANGES IN GROUP STRUCTURE

Since 2002 LUKOIL has been engaged in a restructuring program with the principal aim of increasing shareholder value through increased transparency and efficiency of management processes, consolidation of subsidiaries and withdrawal from the Group of non-core and inefficient assets.

A total of 53 companies were withdrawn from the Group in 2007 through sale of shares and share stakes to third parties or through liquidation and merger with other Group companies. A total of 17 new subsidiaries were set up in 2007 and 16 were acquired. So the total number of companies in the Group was reduced by 20 in the course of the year, from 311 to 291.

The value of shares and share stakes of subsidiaries and affiliates which were sold by the Group in 2007 amounted to $1.136 billion, the main part of which relates to sale of a stake in Caspian Investments Resources Ltd. A total of $1.566 billion were paid out by the Group for acquisitions and consolidations.

THE MAIN CORPORATE TRANSACTIONS IN 2007 WERE AS FOLLOWS:

- In January 2007 LUKOIL acquired the remaining 34% in capital of Geoilbent for $300 million, increasing the Group's share in this company to 100%. LUKOIL had previously accounted investments in Geoilbent based on its equity stake, since the minority shareholder had significant participation rights. Following its acquisition Geoilbent was reorganized through merger with LUKOIL-Western Siberia.
- In November 2006 LUKOIL signed an agreement with Mittal Investments S.A.R.L. on sale of a 50% stake in Caspian Investments Resources Ltd. (previously Nelson Resources Limited) for $980 million. The transaction was completed on 20 April, 2007. Mittal Investments S.A.R.L. also settled debt of about $175 million, representing 50% of outstanding debt of Caspian Investments Resources Ltd. to Group companies.
- In June 2007 LUKOIL Group completed acquisition from ConocoPhillips of 100% stakes in companies, which own 376 filling stations in Europe, including 156 stations in Belgium and Luxemburg, 49 in Finland, 44 in the Czech Republic, 30 in Hungary, 83 in Poland and 14 in Slovakia. Value of the deal was $442 million.

■ FINANCIAL MANAGEMENT

Growth of the scale and geographical diversification of Company business requires a global approach to financial management. The Company successfully operates a system for centralized management of treasury operations created in 2006, which helps to optimize distribution of capital between Group organizations.

Implementation in 2007 of a system for pooling of cash balances and their efficient redistribution in Russia and abroad reduced external financing needs of Group business and increased return from investments of cash balances. Short-term external debt of the Group's foreign assets was completely paid off. Centralized external borrowing policy was continued as well. This approach makes it possible to maintain cost of consolidated debt at best-available market levels.

Despite the crisis on international financial markets, which began in July 2007, the Company has been successful in maintaining interest margin on short-term bank credits and trade financing instruments (guarantees and letters of credit) at levels obtained before the crisis, and has even improved qualitative features of the debt portfolio.

In June 2007 the Group carried out its first-ever placement of unsecured Eurobonds with value of $1 billion. The bonds are divided into two tranches with maturities of 10 and 15 years. The 10-year issue is worth $500 million and carries a coupon of 6.356%, while the 15-year issue (of equal size) offers a 6.656% coupon. The placement underwriters were Credit Suisse and Deutsche Bank. Demand exceeded $6 billion, so the instruments were oversubscribed by more than 6 times. Maturity of the LUKOIL Eurobonds was a record high for a debut corporate issue on the Russian market and the coupon level represented a record low for a Russian private issuer on similar terms. The issue was given an investment-grade credit rating by all three major rating agencies. Cash raised was all used for settlement of the syndicated credit, which LUKOIL took in October 2005 for purchase of Nelson Resources Limited. The Eurobond issue enabled LUKOIL to diversify the structure of its debt portfolio by source and currency as well as lengthening average maturity of the portfolio by 5 years.

An agreement was signed in May 2007 for provision of a $300 million unsecured credit for financing of the environmental safety program of LUKOIL enterprises. The syndicated credit is in two tranches, of $150 million each. The first tranche is for 10 years at LIBOR+0.65% and the second for 7 years at LIBOR+0.45% p.a. The credit is the longest ever unsecured syndicated facility obtained by a Russian private company.

The Company was able to reduce its share of secured credit from 12% at the start of 2007 to 6% by the end of the year thanks to high liquidity levels, measures for reduction of debt secured by export oil, and success in obtaining unsecured financing. This had positive effect on the Company's credit ratings.

LUKOIL's rating from Standard & Poor's was raised in April 2007 from BB+ to investment grade of BBB- with stable outlook thanks to the Company increasing credit worthiness and attractiveness for investments. Ratings from Fitch and Moody's remained at investment grade of BBB- and Baa2 respectively. So at the end of 2007 LUKOIL had investment ratings from all three leading rating agencies for the first time in its history.

LUKOIL continued to expand use of documentary operations (letters of credit and guarantees) in 2007, replacing the practice of supplier advances. This gave economic benefits of $60 million for the year thanks to savings of the Company's own and borrowed capital and relatively low cost of bank letters of credit and guarantees, which were made available to the Company. Current cost of these instruments for the Group is less than 1% p.a.

In order to improve efficiency of operations on financial markets LUKOIL became the first Russian non-financial company to join the Derivatives Market of the Moscow Interbank Currency Exchange (MICEX). Membership of the Market will improve LUKOIL's control over the price of currency forward contracts (futures, options and swaps), helping to achieve the Group's objective of minimizing currency risks.

Overall economic effect from measures in 2007 to optimize financial management totalled over $350 million.

INFORMATIONAL OPENNESS

Since receiving a full listing on the London Stock Exchange in 2002 the Company has set up and successfully operates a system of corporate information disclosure for the investment community. LUKOIL's level of informational openness and quality of information disclosure fully comply with internationally accepted standards and with standards of UK Financial Service Authority.

In 2007 Standard & Poor's again singled out LUKOIL Group as the leader among publicly traded Russian oil & gas companies for informational openness. The agency estimated LUKOIL's transparency level at 71% (the average level for Russian companies was about 55%).

THE COMPANY'S POLICY OF INFORMATIONAL OPENNESS INCLUDES:

- quarterly publication of financial statements, prepared in accordance with US GAAP;
- annual publication of international audit of Company hydrocarbon reserves;
- conference calls and webcasts for the investment community to accompany publication of financial results and announcement of other important corporate events;
- trips for representatives of the investment community to Company production regions;
- regular meetings with investors and shareholders;
- annual publication of an Analyst DataBook and Fact Book containing detailed industrial and financial statistics;
- publication every two years of a Company Sustainability Report on its activities in the Russian Federation.

BOARD OF DIRECTORS AND MANAGEMENT COMMITTEE

BOARD OF DIRECTORS OF LUKOIL



Valery Grayfer

Chairman of the LUKOIL Board of Directors
CEO of RITEK
Born 1929

Graduated in 1952 from Moscow's Gubkin Oil Institute. Doctoral Candidate in Technical Sciences. Awarded six orders, four medals, and a diploma of the Supreme Soviet of the Tatar ASSR. Deputy to the USSR Oil Industry Minister from 1985, Head of the Tyumen Main Office for the Oil & Gas Industry. From 1992, CEO of RITEK. Chairman of the Board of Directors of LUKOIL from 2000. Professor of the Gubkin Russian State Oil & Gas University, Lenin Prize Winner and Russian Government Prize Winner.



Vagit Alekperov

President of LUKOIL
Member of the LUKOIL Board of Directors
Chairman of the LUKOIL Management Committee
Born 1950

Graduated in 1974 from the Azizbekov Institute of Oil and Chemistry in Azerbaijan. Doctor of Economics, current Member of the Russian Academy of Natural Sciences. Awarded four orders and eight medals. Winner of two Russian Government Prizes. Worked from 1968 in the oil industry in Azerbaijan and Western Siberia. From 1987 to 1990 CEO of Kogalymneftegaz (oil production company), a division of Glavtyumenneftegaz within the Ministry of the Oil & Gas Industry of the USSR. From 1990 to 1991, Deputy, then First Deputy to the USSR Oil & Gas Industry Minister. From 1992 to 1993 President of Langepasuraykogalymneft (oil production group). Chairman of the Board of Directors of LUKOIL from 1993 to 2000. President of LUKOIL from 1993.



Mikhail Berezhnoi

Member of the LUKOIL Board of Directors
Chairman of the Board of Trustees of Non-state Pension Fund LUKOIL-GARANT
Member of the LUKOIL BoD Audit Committee
Born 1945

Graduated in 1974 from the Saratov Institute of Law. Doctoral Candidate in Philosophy. Awarded two medals. CEO, President, and Chairman of the Board of Trustees of the Non-state Pension Fund LUKOIL–GARANT from 1994.



Oleg Kutafin

Independent Member of the LUKOIL Board of Directors
President of the Moscow State Law Academy
Chairman of the LUKOIL BoD Audit Committee
Born 1937

Graduated in 1959 from Moscow State University. Professor and Doctor of Law. Member of the Russian Academy of Science, member of the Russian Academy of Education, awarded special recognition for contributions to Russian science. Rector of the Moscow State Law Academy from 1987 to 2007. From 2007 President of the Moscow State Law Academy. Chairman of the Russian Presidential Commission on Nationality. Deputy Secretary of the Public Chamber of the Russian Federation. Awarded orders "For Services to Russia" (1st, 2nd, 3rd and 4th grades) and 10 medals.



Ravil Maganov

Member of the LUKOIL Board of Directors
Member of the LUKOIL Management Committee
First Executive Vice-President of LUKOIL (Exploration & Production)
Member of the LUKOIL BoD Strategy and Investment Committee
Born 1954

Graduated in 1977 from Moscow's Gubkin Oil & Gas Institute. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two orders and three medals. Winner of three Russian Government Prizes in science and technology. Chief Engineer, Deputy CEO, CEO of Langepasneftegaz (oil production company) from 1988 to 1993. Vice-President of LUKOIL from 1993 to 1994. First Vice-President of LUKOIL from 1994 to 2006. First Executive Vice-President of LUKOIL from 2006.



Richard Matzke

Independent member of the LUKOIL Board of Directors
Chairman of the LUKOIL BoD Strategy and Investment Committee
Born 1937

Graduated from Iowa State University (1959), Pennsylvania State University (1961), and St. Mary's College in California (1977). Masters in Geology, MBA. President of Chevron Overseas Petroleum and Member of the Board of Directors of Chevron Corporation from 1989 to 1999. Vice-Chairman of Chevron and Chevron-Texaco Corporation from 2000 until 2002. Awarded a non-Government (sectoral) medal "For Development of the Russian Oil & Gas Industry" in 2006; winner of the national prize "Director of the Year, 2006" (Russia) in the "Independent Directors" nomination, organized by the Association of Independent Directors and PricewaterhouseCoopers.



Sergei Mikhailov

Independent Member of the LUKOIL Board of Directors
CEO of the company Management-Consulting
Member of the LUKOIL BoD Audit Committee
Member of the LUKOIL BoD HR and Compensation Committee
Born in 1957

Graduated in 1979 from Dzerzhinsky Military Academy, in 1981 from the Moscow Aviation Institute (Further Qualification Faculty), in 1998 from the Plekhanov Russian Economics Academy. Doctoral Candidate in Technical Sciences, Doctor of Economic Sciences, Professor. Awarded four medals. 1974–1992, service in armed forces. Head of Section, Deputy Chairman of the Russian Federal Property Fund from 1992 to 1996. Head of Restructuring and Investment Department of Ministry of Industry in 1996–1997. CEO of Management-Center (management company) from 1997 to 2003. CEO of the company Management-Consulting from 2001. Chairman of the BoD of Management-Center from 2003.



Igor Sherkunov

Member of the LUKOIL Board of Directors
Chairman of the Board of Directors of Capital Investment Group
Member of the LUKOIL BoD Strategy and Investment Committee
Born 1963

Graduated in 1985 from the Moscow Finance Institute, and in 1993 from the All-Russia Academy of Foreign Trade. Vice-President of LUKOIL Insurance Company from 1993 to 1996. CEO of LUKOIL-Reserve-Invest from 1996 to 2002. Chairman of the Board of Directors of Capital Investment Group from 2003.



Alexander Shokhin

Independent Member of the LUKOIL Board of Directors
President of the Russian Union of Industrialists and Entrepreneurs
President of the State University – Higher School of Economics
Chairman of the LUKOIL BoD HR and Compensation Committee
Born 1951

Graduated from Economics Faculty of Moscow State University in 1974, Doctor of Economic Science, Professor. Awarded an order and a medal. Began working career in 1969. Deputy Chairman of the Government of the Russian Federation, Minister of the Economy, Minister for Labour and Employment (1991–1994). Deputy of the State Duma of the Russian Federation (1994–2002). First Deputy Chairman of the State Duma of the Russian Federation (1996–1997). Chairman of Duma Fraction "Our Home is Russia" (1997–1998). Deputy Chairman of the Russian Government in 1998. Chairman of the Supervisory Council of Renaissance Capital Investment Group (2002–2005). President of the Russian Union of Industrialists and Entrepreneurs (from 2005). Member of the Public Chamber of the Russian Federation, Member of the Presidential Council for Priority National Projects and Demographic Policy, Member of the Competitiveness and Enterprise Council of the Russian Federal Government, Member of the Government Commission for Administrative Reform.



Nikolai Tsvetkov

Member of the LUKOIL Board of Directors
Chairman of the Board of URALSIB Financial Corporation
Member of the LUKOIL BoD HR and Compensation Committee
Born 1960

Graduated in 1980 from Dzerzhinsky Military Aviation Engineering School in Tambov, in 1988 from the Zhukovsky Air Force Academy and in 1996 from the Plekhanov Russian Economics Academy. Doctoral Candidate in Economics. President of NIKoil Oil Investment Company, Executive Director of LUKOIL's Securities Department, Vice-President of LUKOIL from 1994 to 1997. CEO of NIKoil investment bank from 1998 to 2003. Chairman of AVTOBANK-NIKOIL bank from 2003 to 2005. CEO of URALSIB BANK from 2005 to 2007. Chairman of the Board of Directors of URALSIB Financial Corporation from 2007.



Donald Wallette Jr

Member of the LUKOIL Board of Directors
Russia/Caspian Region President of ConocoPhillips
Member of the LUKOIL BoD Strategy and Investment Committee
Born 1958

Graduated from the University of Southern California with a Degree in Chemical Engineering in 1981. ConocoPhillips Manager for Production Support and Optimization from 2002 to 2005. Vice-President for the Shtokman Project in the Russia/Caspian Region Division of ConocoPhillips in 2005 to 2006. Russia/Caspian Region President of ConocoPhillips from December 2006.

MANAGEMENT COMMITTEE OF LUKOIL



Anatoly Barkov

Member of the LUKOIL Management Committee

Vice-President, Head of the Main Division of General Affairs, Corporate Security and Communications

Born 1948

Graduated in 1992 from Ufa Oil Institute. Doctoral candidate of Economic Science. Honored Employee of the Oil & Gas Industry of the Russian Federation. Awarded an order and 10 medals. Head of Operations, Head of Oil & Gas Production, Senior Engineer at Kogalymneftegaz from 1987 to 1992. Executive Director, then Director of the Department of Foreign Projects at Langepasuraykogalymneft in 1992–1993. Vice-President of LUKOIL and Head of the Main Division of General Affairs, Corporate Security and Communications from 1993.



Jevan Cheloyants

Member of the LUKOIL Management Committee

Vice-President, Head of the Main Technical Division

Born 1959

Graduated in 1981 from Grozny Oil Institute. Honored Employee of the Oil & Gas Industry. Awarded a medal for "Services to Russia" (2nd grade) and 4 medals. Winner of a Russian Government Prize. Section Head, then Deputy CEO for Foreign Economic Affairs of Langepasneftegaz from 1990 to 1993. Vice-President of LUKOIL for Foreign Market Trading from 1993 to 1995. Vice-President of LUKOIL and Head of the Main Department for Maritime and Foreign Projects from 1995 to 2001. Vice-President, Head of the Main Division of Oil & Gas Production from 2001 to 2007. Vice-President of LUKOIL and Head of the Main Technical Division since 2007.



Leonid Fedun

Member of the LUKOIL Management Committee

Vice-President of LUKOIL, Head of Main Division of Strategic Development and Investment Analysis

Born 1956

Graduated in 1977 from Rostov Nedelin Higher Military School. Doctoral Candidate in Philosophy. Awarded an order and 7 medals. CEO of LUKoil Consulting from 1993 to 1994. Vice-President of LUKOIL and Head of Mail Division of Strategic Development and Investment Analysis from 1994.



Evgueny Khavkin

Member of the LUKOIL Management Committee

Secretary of the Board of Directors, Head of the BoD Office

Born 1964

Graduated in 2003 from Moscow Institute of Economy, Management and Law. Awarded 2 medals. Worked in oil companies in Western Siberia from 1988. Deputy Head, then First Deputy Head of the BoD Office of LUKOIL from 1997 to 2003. BoD Secretary, Head of the BoD Office of LUKOIL from 2003.



Lyubov Khoba

Member of the LUKOIL Management Committee

Chief Accountant

Born 1957

Graduated in 1992 from the Sverdlovsk Institute of National Economy. Doctoral Candidate of Economic Science. Honored Economist of the Russian Federation. Awarded 2 medals and an order. Senior Accountant at Kogalymneftegaz from 1991 to 1993. Chief Accountant at LUKOIL from 1993 to 2000. Vice-President of LUKOIL, Head of Financial Accounting from 2000 to 2003. Chief Accountant and Vice-President of LUKOIL from 2003 to 2004. Chief Accountant of LUKOIL from 2004.



Sergey Kukura

Member of the LUKOIL Management Committee

First Vice-President for Economics and Finance

Born 1953

Graduated in 1979 from the Ivano-Frankovsk Institute of Oil & Gas. Doctor of Economic Science. Honored Economist of the Russian Federation. Awarded an order and five medals. Vice-President of Langepasuraykogalymneft from 1992 to 1993. First Vice-President of LUKOIL from 1993.



Ivan Masliaev

Member of the LUKOIL Management Committee

Head of the Main Division of Legal Support

Born 1958

Graduated in 1980 from Moscow State University. Doctoral Candidate in Law. Awarded three medals. Head of the Legal Department of Langepasuraykogalymneft from 1992 to 1993. Head of the LUKOIL Legal Department from 1994 to 1999. Head of the Main Division of Legal Support at LUKOIL since 2000.



Alexander Matytsyn

Member of the LUKOIL Management Committee

Vice-President, Head of the Main Division of Treasury and Corporate Financing

Born 1961

Graduated in 1984 from Moscow State University. Doctoral Candidate in Economic Science. MBA from Bristol University (1997). Awarded a medal "For Services to Russia" (2nd grade). Director and CEO of international auditing firm KPMG in 1994–1997. Vice-President, Head of the Main Division of Treasury and Corporate Finance at LUKOIL from 1997.



Anatoly Moskalenko

Member of the LUKOIL Management Committee

Head of the Main Division of Human Resources

Born 1959

Graduated in 1980 from Moscow Higher School of the Armed Forces, from the Military-Diplomatic Academy in 1987, and from the Russian Presidential Civil Service Academy in 2005. Doctoral Candidate in Economic Science. Awarded five orders and 20 medals. Served in the Armed Forces from 1976 to 2001. Head of Human Resources Department of LUKOIL from 2001 to 2003. Head of the Main Division of Human Resources at LUKOIL from 2003.



Vladimir Mulyak

Member of the LUKOIL Management Committee

Vice-President of LUKOIL, Head of the Main Division of Oil & Gas Production

Born 1955

Graduated from Gubkin Oil & Gas Institute in 1977. Doctoral Candidate in Geological and Mineralogical Sciences. Awarded a medal for "Services to Russia" (2nd grade). Chief Engineer, Head of Lasyeganneft Oil & Gas production unit of LUKoil-Langepasneftegaz (1990–1996). First Deputy CEO for Production, CEO of production company Belorusneft (1996–2001). First Vice-President for Production of KomiTEK in 2001. Chief Engineer, First Deputy CEO, CEO of LUKOIL-Komi (2002–2007). Vice-President, Head of the Main Division of Oil & Gas Production of LUKOIL from 2007.



Vladimir Nekrasov

Member of the LUKOIL Management Committee

First Vice-President of LUKOIL for Refining & Marketing

Born 1957

Graduated in 1978 from Tyumen Industrial Institute. Doctoral Candidate in Technical Science, Member of the Academy of Mining Sciences. Awarded an order and three medals. Winner of a Russian Government Prize. Chief Engineer, CEO of Kogalymneftegaz of LUKOIL-Western Siberia from 1992 to 1999. Vice-President of LUKOIL and CEO of LUKOIL-Western Siberia from 1999 to 2005. First Vice-President of LUKOIL since 2005.



Vagit Sharifov

Member of the LUKOIL Management Committee

Vice-President, Head of the Main Division of Control and Internal Audit

Born 1945

Graduated in 1968 from Azerbaijan's Azizbekov Institute of Oil and Chemistry. Doctor of Economics. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded 2 orders and 6 medals. Senior Engineer, CEO of Volgogradnefteprodukt, and LUKoil-Volgogradnefteprodukt from 1985 to 1994. CEO of the regional branch of LUKOIL Finance in 1994–1995. CEO of LUKOIL regional office in Volgograd in 1995–1996. Vice-President of LUKOIL for Petroleum Product Marketing from 1996 to 2002. Vice-President, Head of the Main Division of Control and Internal Audit from 2002.

SHARES OF BOD AND MANAGEMENT COMMITTEE MEMBERS IN CHARTER CAPITAL, AS OF 31 DECEMBER, 2007[1]

BOD AND MANAGEMENT COMMITTEE MEMBERS	Stake, %
Vagit Alekperov	19.09[2]
Mikhail Berezhnoi	0.005
Valery Grayfer	0.005
Oleg Kutafin	0.0002
Ravil Maganov	0.49
Richard Matzke	-
Sergei Mikhailov	0.003
Nikolai Tsvetkov	1.05[2]
Igor Sherkunov	0.04
Alexander Shokhin	-
Donald Wallette, Jr	-
Anatoly Barkov	0.07
Jevan Cheloyants	0.10
Leonid Fedun	8.33[2]
Evgueny Khavkin	0.01
Lyubov Khoba	0.34
Sergei Kukura	0.39
Ivan Masliaev	0.02
Alexander Matytsyn	0.29
Anatoly Moskalenko	0.009
Vladimir Mulyak	0.012
Vladimir Nekrasov	0.03
Vagit Sharifov	-

REMUNERATION PAID TO MANAGEMENT COMMITTEE AND BOD MEMBERS

	Paid in 2007, thousand roubles				
	Salary	Bonuses	Remuneration	Other payments	Total
BOD	–	–	42,414.6	5,501.8[3]	47,916.4
MANAGEMENT COMMITTEE	377,207.0	197,878.9	23,327.3	15,212.1	613,625.3

Each member of the Board of Directors was paid a remuneration of $125,000[4] in 2007 for carrying out their duties. There were additional payments for the roles of Board Chairman ($30,000), Chairman of a BoD Committee ($15,000), as well as some other types of payment associated with duties of Board members and members of BoD Committees.

The general meeting of shareholders on 28 June, 2007 decided to change the currency of remunerations to members of the Board of Directors, from dollars to roubles. The size of annual remuneration was set at 4.3 million roubles.

Members of the Management Committee were paid a remuneration equal to their monthly salary in their principle job. This payment is made in accordance with main conditions of contracts, drawn up with members of the Management Committee, subject to achievement of key corporate targets in the reporting period. Members of the Management Committee also received an annual base salary, annual bonus payments based on results of their work for the year, and additional compensations of a social nature.

[1] Share stakes of BoD and Management Committee members are shown in accordance with requirements of Russian law for disclosure of such information, and include shares held directly by Board/ Management Committee members as well as shares held by nominee investors in their names.

[2] Including beneficiary ownership.

[3] Reimbursement of expenses.

[4] The remuneration is calculated using the rouble equivalent of $1 at the Russian Central Bank exchange rate on the date of the AGM, at which payment of the remuneration is decided.

COMMITTEES OF THE BOARD OF DIRECTORS

STRATEGY AND INVESTMENT COMMITTEE

The purpose of this Committee is to draw up proposals to the BoD concerning:

- design of strategic goals for Company development;
- analysis of strategic development concepts, programs and plans;
- dividend amounts and procedure for dividend payment;
- distribution of Company profit and loss for the financial year.

The Committee consists of Richard Matzke (Chairman), Donald Wallette Jr, Ravil Maganov and Igor Sherkunov.

AUDIT COMMITTEE

The purpose of this Committee is to make proposals to the BoD concerning:

- assessment of quality of services provided by the auditor, and observance by the auditor of auditing independence;
- selection and assessment of performance by the auditor.

The Committee consists of Oleg Kutafin (Chairman), Mikhail Berezhnoi and Sergei Mikhailov.

HR AND COMPENSATION COMMITTEE

The purpose of this Committee is to make proposals to the BoD concerning:

- design of corporate personnel policy;
- policy and standards in selection of candidates to management positions in the Company, emphasizing importance of appointing the most highly qualified specialists.

The Committee consists of Alexander Shokhin (Chairman), Sergei Mikhailov and Nikolai Tsvetkov.

INTERNAL CONTROL AND AUDIT

LUKOIL has a system of control and internal audit in place and operating successfully, ensuring that the Company's governing bodies obtain full and objective information about business of LUKOIL Group organizations and structural subdivisions of the Company. The system of control and internal audit is an inseparable part of corporate governance, guaranteeing efficiency of Company operations and defense of shareholder and investor interests.

There were 26 control and internal audit checks at organizations and structural subdivisions of LUKOIL Group during 2007, spread over all business segments. Their purpose is to ensure that the Group's organizations and structural subdivisions comply with current legal requirements, rules in force within the Group and its organizations, and international norms and standards.

The main tasks of the checks were:

- analysis of efficiency, including investment efficiency, of LUKOIL Group organizations;
- ongoing quality monitoring of implementation of internal audit recommendations and compliance with Company management decisions, which followed previous control and audit checks;
- discovering existing risks and preparing recommendations for reducing them, improving the risk management system;
- assessing measures by management of subsidiaries and structural subdivisions of the Company to ensure stable and efficient functioning of various components of the internal control system;
- assessing whether organization and conduct of financial accounting helps to make operating and financial control more efficient, contributes to further growth of shareholder value and protects shareholder interests.

The Company continued work in the accounting year on organization and coordination of its internal audit and control system. Audit and control commissions have been elected and now operate at 60 LUKOIL subsidiaries and affiliates.

There was further monitoring of observance within the Company of the procedure (previously approved by the Management Committee) for decision-making on participation in other organizations. Materials concerning 70 corporate transactions were considered in the accounting year, of which 54 were approved. Materials concerning four large transactions were considered in 2007 as required by the procedure for approval of large transactions carried out by subsidiaries of LUKOIL Group.

COMPANY SECURITIES

Shares of LUKOIL were among the most liquid instruments of Russian issuers in 2007. The main stock exchanges for trading of Company shares in Russia were the MICEX, where LUKOIL shares accounted for 8.1% of trading in 2007, and the RTS (6.9% of total volumes). The Company's shares were among the top-5 most traded shares on both exchanges on 2007 results.

Programs of American and Global Depository Receipts on Company shares continued to operate in 2007. These instruments traded on the over-the-counter market in the USA as well as on stock exchanges in London, Frankfurt, Munich, Stuttgart, etc. Total ADRs issued on the Company's common shares were equivalent to 592 million shares by the end of the year (69.6% of the Company's charter capital). ADRs issued on shares of LUKOIL were in second place by trading volumes in 2007 among ADRs of foreign companies listed in the IOB system of the London Stock Exchange (they represented 15.5% of average monthly trading volumes in the system).

Average monthly trading in LUKOIL shares in 2007 was $10.9 billion compared with $11.9 billion in 2006.

Shares of LUKOIL are a basic instrument for trading on the Russian stock futures market. Futures contracts for delivery of LUKOIL shares are one of the main instruments at the futures section of the RTS Stock Exchange, taking third place by volumes after futures contracts on shares of Gazprom and on the RTS Index. Futures on LUKOIL shares accounted for about 9% of total trading volumes at the futures section of the RTS Stock Exchange in 2007.

Prices for Company shares showed a decline in 2007, for the first time in 7 years, losing 1.08% of their value in trading on the RTS and closing at the end of the year at $87. LUKOIL market capitalization as of 31 December, 2007 was $74.0 billion. Experts identify the following key external factors, which had negative impact on price trends for Company shares:

- reallocation of capital from oil companies to other sectors (finance, metallurgy, retail trade), which was largely due to the large number of IPOs on the Russian market (volume of initial public offerings in 2007 was $23.3 billion);
- the Russian government's tough fiscal policy towards oil companies;
- tendency of investors in the Russian oil sector to give preference to shares of state oil & gas companies in the run-up to parliamentary and presidential elections in Russia.

However, lowering of market capitalization in 2007 due to pressure from short-term negative factors in no way detracts from major fundamental factors, which are still in place and which promise further growth of the Company's shareholder value. These fundamental factors are the rich resource base (offering much potential for production increases), large refining capacities (creating much value for the Company under the current tax regime), and a highly efficient network of filling stations. These factors represent significant competitive advantages for the Company, offering large potential for growth of its value in the long term.

The Company continued its share buy-back program in 2007, spending $712 million in the course of the year. The overall program envisages purchases with total value up to $3 billion in the period from 2006–2008 (a sum of $782 million was spent on share purchases in 2006).

MONTHLY TRADING IN LUKOIL SHARES AND DEPOSITARY RECEIPTS (2007), $ MILLION


15,000
12,000
9,000
6,000
3,000
0
jan
feb
march
april
may
june
july
aug
sept
oct
nov
dec
MICEX
RTS
LSE
US OVER-THE-COUNTER MARKET

LUKOIL SHARE PRICE ON THE RTS EXCHANGE (2007), $


100
90
80
70
-1.1%
jan
feb
march
april
may
june
july
aug
sept
oct
nov
dec

LUKOIL SHARE PRICE ON THE RTS AND URALS OIL PRICE (2007), %


170
150
130
110
90
70
LUKOIL
Urals crude
jan
feb
march
april
may
june
july
aug
sept
oct
nov
dec

LUKOIL SHARE PRICE, BLOOMBERG OILS INDEX AND RTS INDEX (2007), %



150
130
110
90
70
LUKOIL
BLOOMBERG OILS
RTS
jan
feb
march
april
may
june
july
aug
sept
oct
nov
dec

MAIN LUKOIL SHAREHOLDERS[1] (STAKES LARGER THAN 1%)

	Number of shares on 1 January, 2007	% of total shares on 1 January, 2007	Number of shares on 1 January, 2008	% of total shares on 1 January, 2008
ING Bank (Eurasia)	**548,189,159**	**64.5%**	**600,052,544**	**70.5%**
KB Citibank	**67,149,334**	**7.9%**	**67,431,596**	**7.9%**
Depository-Clearing Company	**39,104,964**	**4.6%**	**60,124,748**	**7.1%**
SDK Garant	**74,002,498**	**8.7%**	**35,375,790**	**4.2%**
National Depository Center	**29,692,658**	**3.5%**	**32,607,234**	**3.8%**
DK URALSIB	**60,529,689**	**7.1%**	**20,667,261**	**2.4%**

[1] Nominees.

DIVIDENDS

LUKOIL bases its dividend policy on a balance of interests between the Company and its shareholders, aiming to increase the Company's investment attractiveness and shareholder value, and to respect and strictly observe the rights of shareholders, as set out in acting legislation of the Russian Federation, the Company Charter and its internal documents.

In making per share dividend recommendations to the AGM the Board of Directors treats as axiomatic that dividend payment should not be less than 15% of net income under LUKOIL consolidated US GAAP. Dividends accrued in 2007 on results of 2006 were $1.223 billion or 16.3% of consolidated net income of LUKOIL Group for 2006 under US GAAP.

The Company is steadily increasing the dividend payments. Dividends for 2007 recommended by the Board of Directors for approval at the Annual General Meeting on 26 June, 2008 are a record 42 roubles ($1.80) per common share, which is 10.5% more than the dividend recommendation for 2006.

Income per common share grew by 26.7% in 2007 to $11.48 compared with $9.06 in 2006. Dividend yield is 2.1%, which is the highest indicator shown by the Company in the last three years.

DIVIDEND PER COMMON SHARE, ROUBLES, AND DIVIDEND YIELD, %

	Dividend, roubles	Dividend yield, % [2]
2003	24	2.8
2004	28	2.9
2005	33	1.3
2006	38	1.8
2007[1]	42	2.1

DIVIDENDS PAID ON COMPANY COMMON STOCK, $ MILLION



2007
1,230
2006
1,015
2005
800
0
300
600
900
1,200
1,500

[1] Dividends recommended by the LUKOIL Board of Directors for approval at the annual general meeting of shareholders.

[2] On the date when the BoD dividend recommendation was announced.





REGION: UZBEKISTAN

Uzbekistan is traditionally one of the leading gas producers in the Central Asian region. The country's gas industry dates back more than 50 years and Uzbekistan was the birthplace of the Soviet gas industry. The first gas field – the Setalan-tepe field in the Kyzylkum Desert – was discovered in 1953. Despite the long period of exploitation, Uzbekistan's gas reserves are still far from depleted. The production potential of existing projects and of regions, which have not previously been developed (such as the Aral Sea shelf), is high. LUKOIL therefore regards Uzbekistan as a key country for development of its international business in the Exploration & Production segment.



The Company first came to Uzbekistan in spring 2001, signing an agreement on basic principles and terms of a future production sharing agreement. A representative office was opened in Tashkent in the beginning of 2003. In 2004 the PSA came into force for the Kandym – Khauzak – Shady project between the Republic of Uzbekistan and an investor consortium consisting of LUKOIL Group and the National holding company Uzbekneftegaz. The start of natural gas production at the Khauzak area in 2007 was a key event for LUKOIL, representing an important step in implementation of the Company's gas strategy.

Also in 2007 a PSA came into force for exploration and development of the Uzbek sector of the Aral Sea, signed in 2006 by an investors consortium consisting of the National holding company Uzbekneftegaz, LUKOIL, Petronas Carigali Overseas (Malaysia), CNPC International Ltd. (China) and KNOC Aral Ltd. (Korea). The investors consortium began seismic work as part of the project in autumn 2007.

At the start of 2008 LUKOIL bought 100% of SNG Holdings Ltd., which is a party in the PSA at fields in South-West Gissar and the Ustyurtsky region of Uzbekistan. The other party in the PSA is the National holding company Uzbekneftegaz, acting as the authorized agent of the Uzbek government.

LUKOIL is one of the biggest investors in Uzbekistan. Total volume of capital expenditures by the Group in Uzbekistan between 2004 and 2007 was $437 million. Total planned investments in Uzbekistan as part of the Group's current projects are more than $3 billion.

Environmental and industrial safety are prime considerations for LUKOIL in conduct of efficient business on all the regions, where it is active. Systems for management of environmental and industrial safety and labour protection are therefore in place and operational at the Company's projects in Uzbekistan. They are created in full compliance with acting international legislation basing on the best domestic and foreign practice.

The Company is also pursuing charity and sponsorship activities in Uzbekistan. LUKOIL provides help to oil & gas industry veterans in the country, to children's foundations, sports organizations, medical centers, to the Navoi Theater of Opera and Ballet, the Russian Cultural Center and various other social and cultural organizations.

The Republic of Uzbekistan is a country in the central part of Central Asia bordering in the north with Kazakhstan, in the south with Turkmenistan and Afghanistan, and in the east with Tadjikistan and Kyrgyzstan. The country occupies a territory of 447,000 km² and has no access to the ocean, although it has a 420 km coastline along the inland Aral Sea.

Uzbekistan has a law-governed democratic **political structure** with the President as head of state.

The **capital** of Uzbekistan is Tashkent.

Uzbekistan has **population** of 27 million people, of whom 37% live in urban areas and 63% in the countryside. Uzbeks are the main ethnic group, amounting to almost 80% of the total population, but the country is multi-ethnic with more than 100 nationalities and ethnic groups represented. The country has a relatively young population.

The country has a continental-desert **climate** with average temperatures varying from -6°C in January to +32°C in July.

The **national currency** is the som (in 2007 one rouble was equal to 49 soms and one dollar to 1,260 soms).

GDP rose by 9.5% in 2007 to over $22 billion. Inflation was 6.8%. GDP is divided between 22% agriculture, 30% industry, and 48% services.

External trade in 2007 was $14.2 billion, of which $9.0 billion exports and $5.2 billion imports. Fuels and petroleum products account for 20% of exports, 13% are cotton, 12% are ferrous and non-ferrous metals, 11% are services and 44% are other goods. Uzbekistan is the world's second largest exporter of cotton.

Uzbekistan has about 100 valuable and useable **minerals** on its territory. The main energy resources are natural gas, coal, uranium ore and hydroelectric power.

Proved reserves of gas in Uzbekistan are nearly 2 trillion cubic meters (about 70 trillion cubic feet), putting the country among the top-20 countries in the world by gas reserves. The largest gas fields are Shurtanskoye (0.5 trillion cubic meters, 18 trillion cubic feet) and Alanskoye (0.2 trillion cubic meters, 7 trillion cubic feet).

Production of natural gas in Uzbekistan in 2007 was 65.2 billion cubic meters, which is 3.9% more than in 2006. Gas exports were about 14 billion cubic meters. Russian purchases of Uzbek gas are made by Gazprom.

■ KANDYM – KHAUZAK – SHADY

The Kandym – Khauzak – Shady project, for which the LUKOIL signed a PSA in 2004, is the most efficient project in LUKOIL Group's gas portfolio, thanks to large potential for output growth and possibility of achieving market prices for the gas produced. It is also LUKOIL's largest international project measured by the Company stake: maximum annual production level in the overall project will be about 12 billion cubic meters. Total project capital expenditures by the consortium are estimated at $2 billion.

The project agreement is for 35 years and the PSA participants are the Republic of Uzbekistan and a consortium of investors consisting of LUKOIL Group (90% participation share) and the National holding company Uzbekneftegaz (10%). The agreement envisages development of the Khauzak-Shady area of the Dengizkulskoye field and the Kandym group of fields as well as geological exploration work at the Kungradsky block. Proved reserves of the projects at the start of 2008 were 3,338 billion cubic feet of gas and 6.5 million barrels of oil and gas condensate (of which the Company's share is 3,290 billion cubic feet of gas and 6.4 million barrels of condensate).

In 2005 the Company began seismic exploration work at the Khauzak and Shady areas and carried out environmental audit at all of the project areas. A commercial flow of oil was obtained at the Kungradsky block from well Shege-1, which was acquired and demothballed in the same year. Intensive production drilling was carried out at the Khauzak area, as well as construction of a gas treatment unit, gas-gathering stations and infrastructure. Production of natural gas was begun in November 2007. This was the first time that LUKOIL had commissioned a gas condensate field outside Russia as an operator.

Gas produced by the project is supplied via the Central Asia – Center pipeline or the Bukhara – Ural pipeline to the border between Uzbekistan and Kazakhstan where it is sold at an official price, established in an agreement between Russia and Uzbekistan. The price in 2007 was $100 per 1,000 cubic meters, increasing to $130 per 1,000 cubic meters on 1 January, 2008 and $160 per 1,000 cubic meters from 1 July, 2008.

The PSA conditions allow royalty payment at reduced rate, and LUKOIL has a 7-year holiday from income tax. At the end of that time income tax will be paid at a reduced rate. The share of the Uzbek government in profit oil varies depending on the internal rate of return of the project for LUKOIL. So the tax scale for the project is, in effect, progressive.

KHAUZAK-SHADY AREA

The Khauzak-Shady area extends for 316 km² in the border area between Uzbekistan and Turkmenistan.

Construction of a gas treatment unit at the Khauzak area was completed in 2007 and work was carried out for reopening, inspection and lowering of equipment into wells. 10 new slant wells with daily flow rate of 525,000 cubic meters were brought into production. A condensate pipeline connecting the area to a discharge rack at the North Urtabulak field was put into operation.

Commercial production of gas at the Khauzak area and its transportation through the Dengizkul – Mubarek pipeline began at the start of November 2007. Production of natural gas in 2007 was 185 million cubic meters (the Group's share was 154 million cubic meters), condensate output was 2,000 tonnes (of which the Group share was 1,700 tonnes). 12 production wells were in operation by the end of 2007.

12 more production wells are scheduled for launch at the Khauzak area in 2008 and 2.5 billion cubic meters of gas should be produced during the year. It is also planned to specify the geological model of the area and carry out a recalculation of reserves.

Target annual production at the Khauzak-Shady area will be more than 3 billion cubic meters, and this level should be reached in 2009. Launch of production at the Shady area is planned for 2012. The Khauzak-Shady area is to be developed using 37 production wells, of which one will be horizontal, 25 will be slant and 11 vertical.

KANDYM GROUP OF FIELDS

The Kandym group of fields (Kandym, Kuvachi-Alat, Akkum, Parsankul, Khodji, and West Khodji) occupies an area of 1,100 km². Part of the area is located in the border zone with Turkmenistan. Distance from the area to the system of trunk pipelines is 80 km.

A preliminary feasibility study for development of the Kandym group of fields was prepared and approved in 2007. A competition was also held for preparation of a final feasibility study and working documentation. The feasibility study should be completed in 2009 and the working documentation will be ready in 2010. Work to demothball and test 24 production wells was carried out in 2007.

Construction of basic facilities and drilling of production wells are planned for the middle of 2009. The Kandym group of fields will be developed using 126 production wells. Launch of the first production phase at Kandym is scheduled for the end of 2011. Target annual gas production is over 8 billion cubic meters.

The project also envisages construction of a gas-processing plant with annual capacity of 8 billion cubic meters. The first phase of the plant should be commissioned in 2010. The Kandym gas-processing plant will include facilities for gas separation, condensate stabilization, production of liquefied gases, sulfur purification, sulfur production, etc. The plant will be comparable in size with the biggest in the CIS (Astrakhan, Orenburg, Mubarek plants). Purified and dried gas from the Kandym plant will be fed via a new 90-kilometer pipeline into the Bukhara – Ural and Central Asia – Center pipeline systems. Processing products (stable condensate, liquefied gas, sulfur) will be despatched by railway.

OIL & GAS MARKETING SCHEME


To Almaty
Shymkent
Bukhara – Ural
Tashkent
Fergana refinery
Uchkuduk
CA – Center
CS Gazli
Kandym
Kandym GPP
Bukhara refinery
Mubarek GPP
Sulfur plant
GTU
Khauzak
Urtabulak
Khauzak-Shady
To Turkmenistan, Iran
Gas delivery point
Condensate delivery point
Natural gas liquids delivery point
Sulfur delivery point
Gas pipeline
Oil pipeline
Condensate pipeline
Railway
National borders

KUNGRAD AREA

The Kungrad area, where the company is carrying out geological exploration, extends over 3,700 km² and the Central Asia – Center pipeline passes across it. At the time when the Company entered the project Kungrad has been inadequately and unevenly explored, although geological exploration had been carried out there since the 1950s. Before LUKOIL entered the project 2 reference wells had been drilled (Kungrad-1, Raushan-1), as well as 2 parametric wells (Takhtakair-1 and Arka-Kungrad-1) and 2 prospecting wells (Shege-1 and Shege-2).

Complex interpretation by the Company of seismic and drilling data gave more detailed understanding of geological structure at the Kungrad area. Testing of the Shege-1 well in 2005 gave a commercial gas flow of 348,000 cubic meters per day, and work was completed in 2007 on construction of a geological-geophysical model of the area and estimation of its resources. 574 km of 2D seismic work was carried out and a certificate for the South-Shege structure was prepared.

The PSA conditions for Kungrad area require the consortium to carry out 3,100 km of 2D seismic work over 6 years and drill two exploration wells. Seismic exploration work should be completed by the end of 2008. A decision will then be taken on drilling of a prospecting well based on a ranging of promising sites. The well should be drilled in 2009.

■ ARAL PROJECT

An agreement was signed in Tashkent on 8 September, 2005 for creation of an investors consortium consisting of the National holding company Uzbekneftegaz, LUKOIL Group, Petronas Carigali Overseas (Malaysia), Korea National Oil Corporation (Korea) and CNPC International Ltd. (China) for purposes of obtaining rights for geological exploration and development of hydrocarbon reserves in the Uzbek sector of the Aral Sea. All members of the consortium have equal stakes of 20%. A project PSA was signed in 2006 and came into force at the start of 2007. Duration of the PSA is 35 years. The contract area is 18,300 km². The exploration period is up to 2012 with possibility of extension until 2015.

An environmental audit at the contract territory was completed in 2007 and 329 km of 2D seismic exploration work was carried out onshore, offshore, and in a transitional zone. Completion of seismic work is scheduled by the end of 2008 and drilling of two prospecting wells will be carried out in 2009–2010.

■ ACQUISITIONS IN 2008

At the start of 2008 LUKOIL acquired 100% of SNG Holdings Ltd., which participates in a PSA for exploration and development of fields in South-West Gissar and the Ustyurtsky region in Uzbekistan. Value of the deal was $578 million. (The agreement also envisages two conditional payments for a total sum of $200 million). The other party in the PSA is the National holding company Uzbekneftegaz. The PSA came into force in April 2007 and has duration of 36 years.

The South-West Gissar contract territory contains 7 fields: Djarkuduk-Yangi Kyzylcha, Gumbulak, Amanata, Pachkamar and Adamtash (all gas condensate), the oil and gas condensate South Kyzylbairak field and the Koshkuduk oil field. Small amounts of oil and gas condensate were already being produced at the South Kyzylbairak and Koshkuduk fields at the time of acquisition by LUKOIL.

Category C1 geological reserves at South-West Gissar fields are about 100 billion cubic meters of gas and 6 million tonnes of liquid hydrocarbons (oil and gas condensate). So acquisition cost of the C1 reserves was a little over $0.9 per boe.

A five-year license has been granted for geological exploration, including prospecting and appraisal, at the Karaumbetsky and Shumanaisky investment blocks in Central Ustyurt (Karakalpakia) and additional exploration of the South-West Gissar contract territory. At least $22 million will be spent on geological exploration.

Target annual production at the South-West Gissar fields is more than 3 billion cubic meters of gas and over 300,000 tonnes of liquid hydrocarbons. This level should be achieved by 2011. Required investments are estimated at about $700 million. Over $70 million had already been invested by the end of 2007.

Output from the South-West Gissar fields will be processed at the Shurtansky gas-chemical complex, from where dry gas will be delivered to export via the Gazprom trunk pipeline network. Liquid hydrocarbons will be delivered via a terminal at Shurtan to the Bukhara and Fergana oil refineries.


ЛУКОЙЛ

CONSOLIDATED FINANCIAL STATEMENTS (PREPARED IN ACCORDANCE WITH US GAAP)

INDEPENDENT AUDITORS' REPORT

The Board of Directors of OAO LUKOIL:

We have audited the accompanying consolidated balance sheets of OAO LUKOIL and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the management of OAO LUKOIL. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OAO LUKOIL and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

ZAO KPMG

ZAO KPMG
Moscow, Russian Federation
April 7, 2008

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006.

(Millions of US dollars, unless otherwise noted)

	Note	2007	2006
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	3	841	752
Short-term investments		48	44
Accounts and notes receivable, net	5	7,467	5,158
Inventories	6	4,609	3,444
Prepaid taxes and other expenses		4,109	3,693
Other current assets		625	406
Assets held for sale	10	204	75
TOTAL CURRENT ASSETS		17,903	13,572
Investments	7	1,086	1,442
Property, plant and equipment	8	37,930	31,316
Deferred income tax assets	13	490	362
Goodwill and other intangible assets	9	934	791
Other non-current assets		1,289	754
TOTAL ASSETS		59,632	48,237
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable		4,554	2,759
Short-term borrowings and current portion of long-term debt	11	2,214	1,377
Taxes payable		2,042	1,663
Other current liabilities		918	1,132
TOTAL CURRENT LIABILITIES		9,728	6,931
Long-term debt	12, 16	4,829	4,807
Deferred income tax liabilities	13	2,079	2,116
Asset retirement obligations	8	811	608
Other long-term liabilities		395	352
Minority interest in subsidiary companies		577	523
TOTAL LIABILITIES		18,419	15,337
STOCKHOLDERS' EQUITY	15		
Common stock		15	15
Treasury stock, at cost		(1,591)	(1,098)
Additional paid-in capital		4,499	3,943
Retained earnings		38,349	30,061
Accumulated other comprehensive loss		(59)	(21)
TOTAL STOCKHOLDERS' EQUITY		41,213	32,900
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		59,632	48,237

President of OAO LUKOIL
Alekperov V.Y.

Chief accountant of OAO LUKOIL
Khoba L.N.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005.

(Millions of US dollars, unless otherwise noted)

	Note	2007	2006	2005
REVENUES				
Sales (including excise and export tariffs)	23	81,891	67,684	55,774
Equity share in income of affiliates	7	347	425	441
TOTAL REVENUES		82,238	68,109	56,215
COSTS AND OTHER DEDUCTIONS				
Operating expenses		(6,172)	(4,652)	(3,443)
Cost of purchased crude oil, gas and products		(27,982)	(22,642)	(19,590)
Transportation expenses		(4,457)	(3,600)	(3,371)
Selling, general and administrative expenses		(3,207)	(2,885)	(2,578)
Depreciation, depletion and amortization		(2,172)	(1,851)	(1,315)
Taxes other than income taxes	13	(9,367)	(8,075)	(6,334)
Excise and export tariffs		(15,033)	(13,570)	(9,931)
Exploration expenses		(307)	(209)	(317)
(Loss) gain on disposals and impairments of assets		(123)	(148)	52
INCOME FROM OPERATING ACTIVITIES		13,418	10,477	9,388
Interest expense		(333)	(302)	(275)
Interest and dividend income		135	111	96
Currency translation gain (loss)		93	169	(134)
Other non-operating expense		(240)	(118)	(44)
Minority interest		(55)	(80)	(121)
INCOME BEFORE INCOME TAXES		13,018	10,257	8,910
Current income taxes		(3,410)	(2,906)	(2,301)
Deferred income taxes		(97)	133	(166)
TOTAL INCOME TAX EXPENSE	13	(3,507)	(2,773)	(2,467)
NET INCOME		9,511	7,484	6,443
Per share of common stock (US dollars):				
Basic	15	11.48	9.06	7.91
Diluted	15	11.48	9.04	7.79

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Millions of US dollars, unless otherwise noted)

	2007		2006		2005	
	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income
Common stock						
Balance as of January 1	15		15		15	
BALANCE AS OF DECEMBER 31	15		15		15	
Treasury stock						
Balance as of January 1	(1,098)		(527)		(706)	
Stock purchased	(712)		(782)		-	
Stock disposed	219		211		179	
BALANCE AS OF DECEMBER 31	(1,591)		(1,098)		(527)	
Additional paid-in capital						
Balance as of January 1	3,943		3,730		3,564	
Premium on non-outstanding shares issued	-		22		47	
Effect of stock compensation plan	103		-		-	
Proceeds from sale of treasury stock in excess of carrying amount	453		191		119	
BALANCE AS OF DECEMBER 31	4,499		3,943		3,730	
Retained earnings						
Balance as of January 1	30,061		23,586		17,938	
Net income	9,511	9,511	7,484	7,484	6,443	6,443
Dividends on common stock	(1,223)		(1,009)		(795)	
BALANCE AS OF DECEMBER 31	38,349		30,061		23,586	
Accumulated other comprehensive loss, net of tax						
Balance as of January 1	(21)		-		-	
Pension benefits:						
Prior service cost	(16)	(16)	-	-	-	-
Actuarial loss	(22)	(22)	-	-	-	-
Effect of initial adoption of SFAS No. 158	-		(21)		-	
BALANCE AS OF DECEMBER 31	(59)		(21)		-	
Total comprehensive income for the year		9,473		7,484		6,443
TOTAL STOCKHOLDERS' EQUITY AS OF DECEMBER 31	41,213		32,900		26,804	

	SHARE ACTIVITY		
	2007 (thousands of shares)	2006 (thousands of shares)	2005 (thousands of shares)
Common stock, issued			
Balance as of January 1	850,563	850,563	850,563
BALANCE AS OF DECEMBER 31	850,563	850,563	850,563
Treasury stock			
Balance as of January 1	(23,632)	(21,667)	(33,884)
Purchase of treasury stock	(8,756)	(9,017)	-
Disposal of treasury stock	9,067	7,052	12,217
BALANCE AS OF DECEMBER 31	(23,321)	(23,632)	(21,667)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005.

(Millions of US dollars)

	Note	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
NET INCOME		9,511	7,484	6,443
Adjustments for non-cash items:				
Depreciation, depletion and amortization		2,172	1,851	1,315
Equity share in income of affiliates, net of dividends received		209	(106)	(397)
Dry hole write-offs		143	91	170
Loss (gain) on disposals and impairments of assets		123	148	(52)
Deferred income taxes		97	(133)	166
Non-cash currency translation loss (gain)		193	86	(26)
Non-cash investing activities		(36)	(123)	(133)
All other items — net		297	89	258
Changes in operating assets and liabilities:				
Accounts and notes receivable		(2,297)	388	(1,337)
Inventories		(1,148)	(816)	(735)
Accounts payable		1,599	592	245
Taxes payable		386	(430)	705
Other current assets and liabilities		(368)	(1,355)	(418)
NET CASH PROVIDED BY OPERATING ACTIVITIES		10,881	7,766	6,204
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of licenses		(255)	(7)	(3)
Capital expenditures		(9,071)	(6,419)	(3,979)
Proceeds from sale of property, plant and equipment		72	310	51
Purchases of investments		(206)	(312)	(242)
Proceeds from sale of investments		175	216	234
Sale of interests in subsidiaries and affiliated companies		1,136	71	588
Acquisitions of subsidiaries and minority shareholding interest (including advances related to acquisitions), net of cash acquired		(1,566)	(1,374)	(2,874)
NET CASH USED IN INVESTING ACTIVITIES		(9,715)	(7,515)	(6,225)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net movements of short-term borrowings		(59)	700	(638)
Proceeds from issuance of long-term debt		2,307	1,092	2,474
Principal repayments of long-term debt		(1,632)	(1,077)	(704)
Dividends paid on company common stock		(1,230)	(1,015)	(800)
Dividends paid to minority		(78)	(119)	(53)
Financing from related party and third party minority shareholders		177	-	101
Purchase of treasury stock		(712)	(782)	-
Proceeds from sale of treasury stock		129	-	46
Other — net		-	15	6
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(1,098)	(1,186)	432
Effect of exchange rate changes on cash and cash equivalents		21	37	(18)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		89	(898)	393
Cash and cash equivalents at beginning of year		752	1,650	1,257
CASH AND CASH EQUIVALENTS AT END OF YEAR	3	841	752	1,650

		2007	2006	2005
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Interest paid		497	377	296
Income taxes paid		2,872	2,980	2,402

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Millions of US dollars, except as indicated)

NOTE 1. ORGANIZATION AND ENVIRONMENT

The primary activities of OAO LUKOIL (the "Company") and its subsidiaries (together, the "Group") are oil exploration, production, refining, marketing and distribution. The Company is the ultimate parent entity of this vertically integrated group of companies.

The Group was established in accordance with Presidential Decree 1403, issued on November 17, 1992. Under this decree, on April 5, 1993, the Government of the Russian Federation transferred to the Company 51% of the voting shares of fifteen enterprises. Under Government Resolution 861 issued on September 1, 1995, a further nine enterprises were transferred to the Group during 1995. Since 1995 the Group has carried out a share exchange program to increase its shareholding in each of the twenty-four founding subsidiaries to 100%.

From formation, the Group has expanded substantially through consolidation of its interests, acquisition of new companies and establishment of new businesses.

■ BUSINESS AND ECONOMIC ENVIRONMENT

The Russian Federation has been experiencing political and economic change, which has affected and will continue to affect the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks, which do not typically exist in other markets.

The accompanying financial statements reflect management's assessment of the impact of the business environment in the countries in which the Group operates on the operations and the financial position of the Group. The future business environments may differ from management's assessment.

■ BASIS OF PREPARATION

These consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

■ PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the financial position and results of the Company, controlled subsidiaries of which the Company directly or indirectly owns more than 50% of the voting interest, unless minority interest shareholders have substantive participating rights, and variable interest entities where the Group is determined to be the primary beneficiary. Other significant investments in companies of which the Company directly or indirectly owns between 20% and 50% of the voting interest and over which it exercises significant influence but not control, are accounted for using the equity method of accounting. Investments in companies of which the Company directly or indirectly owns more than 50% of the voting interest but where minority interest shareholders have substantive participating rights are accounted for using the equity method of accounting. Undivided interests in oil and gas joint ventures are accounted for using the proportionate consolidation method. Investments in other companies are recorded at cost. Equity investments and investments in other companies are included in "Investments" in the consolidated balance sheet.

■ USE OF ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of oil and gas properties and other property, plant and equipment, goodwill impairment assessment, asset retirement obligations, deferred income taxes, valuation of financial instruments, and obligations related to employee benefits. Eventual actual amounts could differ from those estimates.

■ REVENUE

Revenues from the production and sale of crude oil and petroleum products are recognized when title passes to customers. Revenues include excise on petroleum products sales and duties on export sales of crude oil and petroleum products.

Revenues from non-cash sales are recognized at the fair market value of the crude oil and petroleum products sold.

■ FOREIGN CURRENCY TRANSLATION

The Company maintains its accounting records in Russian rubles. The Company's functional currency is the US dollar and the Group's reporting currency is the US dollar.

For operations in the Russian Federation, hyperinflationary economies and other operations where the US dollar is the functional currency, monetary assets and liabilities have been translated into US dollars at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at rates, which approximate actual rates at the date of the transaction. Translation differences resulting from the use of these rates are included in the consolidated statement of income.

For the majority of operations outside the Russian Federation, the US dollar is the functional currency. For certain other operations outside the Russian Federation where the US dollar is not the functional currency and the economy is not hyperinflationary, assets and liabilities are translated into US dollars at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of comprehensive income.

Foreign currency transaction gains and losses are included in the consolidated statement of income.

As of December 31, 2007, 2006 and 2005, exchange rates of 24.55, 26.33 and 28.78 Russian rubles to the US dollar, respectively, have been used for translation purposes.

The Russian ruble and other currencies of republics of the former Soviet Union are not readily convertible outside of their countries. Accordingly, the translation of amounts recorded in these currencies into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

CASH WITH RESTRICTIONS ON IMMEDIATE USE

Cash funds for which restrictions on immediate use exist are accounted for within other non-current assets.

ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable are recorded at their transaction amounts less provisions for doubtful debts. Provisions for doubtful debts are recorded to the extent that there is a likelihood that any of the amounts due will not be obtained. Non-current receivables are discounted to the present value of expected cash flows in future periods using the original discount rate.

INVENTORIES

Inventories, consisting primarily of stocks of crude oil, petroleum products and materials and supplies, are stated at the lower of cost or market value. Cost is determined using an "average cost" method.

INVESTMENTS

Debt and equity securities are classified into one of three categories: trading, available-for-sale, or held-to-maturity.

Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities in which a Group company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Dividends and interest income are recognized in the consolidated statement of income when earned.

A permanent decline in the market value of any available-for-sale or held-to-maturity security below cost is accounted for as a reduction in the carrying amount to fair value. The impairment is charged to the consolidated statement of income and a new cost base for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method and such amortization and accretion is recorded in the consolidated statement of income.

PROPERTY, PLANT AND EQUIPMENT

Oil and gas properties are accounted for using the successful efforts method of accounting whereby property acquisitions, successful exploratory wells, all development costs, and support equipment and facilities are capitalized. Unsuccessful exploratory wells are expensed when a well is determined to be non-productive. Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

The Group continues to capitalize costs of exploratory wells and exploratory-type stratigraphic wells for more than one year after the completion of drilling if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If these conditions are not met or if information that raises substantial doubt about the economic or operational viability of the project is obtained, the well would be assumed impaired, and its costs, net of any salvage value, would be charged to expense.

Depreciation, depletion and amortization of capitalized costs of oil and gas properties is calculated using the unit-of-production method based upon proved reserves for the cost of property acquisitions and proved developed reserves for exploration and development costs.

Production and related overhead costs are expensed as incurred.

Depreciation of assets not directly associated with oil production is calculated on a straight-line basis over the economic lives of such assets, estimated to be in the following ranges:

Buildings and constructions	**5 - 40 Years**
Machinery and equipment	**5 - 20 Years**

In addition to production assets, certain Group companies also maintain and construct social assets for the use of local communities. Such assets are capitalized only to the extent that they are expected to result in future economic benefits to the Group. If capitalized, they are depreciated over their estimated economic lives.

ASSET RETIREMENT OBLIGATIONS

The Group records the fair value of liabilities related to its legal obligations to abandon, dismantle or otherwise retire tangible long-lived assets in the period in which the liability is incurred. A corresponding increase in the carrying amount of the related long-lived asset is also recorded. Subsequently, the liability is accreted for the passage of time and the related asset is depreciated using the unit-of-production method.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. It is assigned to reporting units as of the acquisition date. Goodwill is not amortized, but is tested for impairment at least on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test requires estimating the fair value of a reporting unit and comparing it with its carrying amount, including goodwill assigned to the reporting unit. If the estimated fair value of the reporting unit is less than its net carrying amount, including goodwill, then the goodwill is written down to its implied fair value.

Intangible assets with indefinite useful lives are tested for impairment at least annually. Intangible assets that have limited useful lives are amortized on a straight-line basis over the shorter of their useful or legal lives.

IMPAIRMENT OF LONG-LIVED ASSETS

Long lived assets, such as oil and gas properties, other property, plant, and equipment, and purchased intangibles subject to amortization, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by that group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by writing down the carrying amount to the estimated fair value of the asset group, generally determined as discounted future net cash flows. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

DEFERRED INCOME TAXES

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and in respect of operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

INTEREST-BEARING BORROWINGS

Interest-bearing borrowings are initially recorded at the value of net proceeds received. Any difference between the net proceeds and the redemption value is amortized at a constant rate over the term of the borrowing. Amortization is included in the consolidated statement of income each year and the carrying amounts are adjusted as amortization accumulates.

If borrowings are repurchased or settled before maturity, any difference between the amount paid and the carrying amount is recognized in the consolidated statement of income in the period in which the repurchase or settlement occurs.

PENSION BENEFITS

The expected costs in respect of pension obligations of Group companies are determined by an independent actuary. Obligations in respect of each employee are accrued over the reporting periods during which the employee renders service in the Group.

TREASURY STOCK

Purchases by Group companies of the Company's outstanding stock are recorded at cost and classified as treasury stock within Stockholders' equity. Shares shown as Authorized and Issued include treasury stock. Shares shown as Outstanding do not include treasury stock.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the reporting period. A calculation is carried out to establish if there is potential dilution in earnings per share if convertible securities were to be converted into shares of common stock or contracts to issue shares of common stock were to be exercised. If there is such dilution, diluted earnings per share is presented.

CONTINGENCIES

Certain conditions may exist as of the balance sheet date, which may result in losses to the Group but the impact of which will only be resolved when one or more future events occur or fail to occur.

If a Group company's assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the consolidated statement of income. If the assessment indicates that a potentially material loss is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, is disclosed in the notes to the consolidated financial statements. Loss contingencies considered remote or related to unasserted claims are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

ENVIRONMENTAL EXPENDITURES

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.

USE OF DERIVATIVE INSTRUMENTS

The Group's derivative activity is limited to certain petroleum products marketing and trading outside of its physical crude oil and petroleum products businesses and hedging of commodity price risks. Currently this activity involves the use of futures and swaps contracts together with purchase and sale contracts that qualify as derivative instruments. The Group accounts for these activities under the mark-to-market methodology in which the derivatives are revalued each accounting period. Resulting realized and unrealized gains or losses are presented in the consolidated statement of income on a net basis. Unrealized gains and losses are carried as assets or liabilities on the consolidated balance sheet.

COMPARATIVE AMOUNTS

Certain prior period amounts have been reclassified to conform with current period presentation.

■ RECENT ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued SFAS No. 161, **"Disclosures about Derivative Instruments and Hedging Activities."** This Statement improves financial reporting about derivative instruments and hedging activities by enhanced disclosures of their effects on entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements for fiscal years and interim periods beginning after November 15, 2008, early application is encouraged. The Group is required to adopt the provisions of SFAS No. 161 in the first quarter 2009 and does not expect any material impact on its results of operations, financial position or cash flows upon adoption.

In December 2007, the FASB issued SFAS No. 141 (Revised), **"Business combinations."** This Statement will apply to all transactions in which an entity obtains control of one or more businesses. SFAS No. 141 (Revised) requires an entity to recognize the fair value of assets acquired and liabilities assumed in a business combination; to recognize and measure the goodwill acquired in the business combination or gain from a bargain purchase and modifies the disclosure requirements. The Group is required to prospectively adopt the provisions of SFAS No. 141 (Revised) for business combinations for which the acquisition date is on or after January 1, 2009. Early adoption of SFAS No. 141 (Revised) is prohibited.

In December 2007, the FASB issued SFAS No. 160, **"Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51."** This Statement will apply to all entities that prepare consolidated financial statements (except not-for-profit organizations) and will affect those which have an outstanding noncontrolling interest (or minority interest) in their subsidiaries or which have to deconsolidate a subsidiary. This Statement changes the classification of a non-controlling interest; establishing a single method of accounting for changes in the parent company's ownership interest that does not result in deconsolidation and requires a parent company to recognize a gain or loss when a subsidiary is deconsolidated. The Group is required to prospectively adopt the provisions of SFAS No. 160 in the first quarter 2009, except for the presentation and disclosure requirements which shall be applied retrospectively. Early adoption of SFAS No. 160 is prohibited.

In February 2007, the FASB issued SFAS No. 159, **"The Fair Value Option for Financial Assets and Financial Liabilities."** This Statement expands the possibility of using fair value measurements and permits enterprises to choose to measure certain financial assets and financial liabilities at fair value. Enterprises shall report unrealized gains and losses on items for which the fair value option has been elected in earnings in each subsequent period. The Group is required to adopt the provisions of SFAS No. 159 in the first quarter 2008 and does not expect any material impact on its financial statements upon adoption.

In September 2006, the FASB issued SFAS No. 158, **"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)."** This Statement requires an employer that sponsors one or more single-employer defined benefit plans to: (a) Recognize the funded status of a benefit plan in its statement of financial position; (b) Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost; (c) Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions); (d) Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The provisions of this Statement were effective December 31, 2006, except for the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end, which is effective December 31, 2008. The adoption of the provisions of SFAS No. 158 did not have a material impact on the Group's results of operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, **"Fair Value Measurements,"** which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements but is expected to increase the consistency of those measurements. The Group is required to adopt the provisions of SFAS No. 157 in the first quarter 2008 and does not expect any material impact on its financial statements upon adoption.

In June 2006, the FASB issued FASB Interpretation No. 48, **"Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109"** (FIN 48). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, **"Accounting for Income Taxes."** The Group adopted the provisions of FIN 48 in the first quarter 2007. The adoption of the provisions of Interpretation No. 48 did not have a material impact on the Group's results of operations, financial position or cash flows.

In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, **"How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)."** The consensus requires disclosure of either the gross or net presentation, and any such taxes reported on a gross basis should be disclosed in the interim and annual financial statements. The Group adopted the provisions of EITF Issue No. 06-3 in 2006. The adoption of the Issue did not have a material impact on the Group's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), **"Share-Based Payment,"** which revises SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25 regarding stock-based employee compensation plans. SFAS No.123(R) requires liability classified share-based payment awards to employees to be valued at fair value on the date of grant and as of each reporting date and expensed over the vesting period. Equity classified share-based payment awards to employees should be valued at fair value on the date of grant and expensed over the vesting period. The adoption of the provisions of SFAS No. 123(R) during 2006 did not have a material impact on the Group's results of operations, financial position or cash flows.

NOTE 3. CASH AND CASH EQUIVALENTS

	As of December 31, 2007	As of December 31, 2006
Cash held in Russian rubles	**285**	**119**
Cash held in other currencies	**417**	**321**
Cash of a banking subsidiary in other currencies	**47**	**130**
Cash held in related party banks in Russian rubles	**80**	**97**
Cash held in related party banks in other currencies	**12**	**85**
TOTAL CASH AND CASH EQUIVALENTS	**841**	**752**

NOTE 4. NON-CASH TRANSACTIONS

The consolidated statement of cash flows excludes the effect of non-cash transactions, which are described in the following table:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Non-cash investing activity	**36**	**123**	**133**
Settlement of stock-based compensation plan liability	**537**	**-**	**-**
Non-cash acquisition of minority interest in a subsidiary	**-**	**314**	**-**
Settlement of bond liability with the Company's common stock	**-**	**91**	**300**
TOTAL NON-CASH TRANSACTIONS	**573**	**528**	**433**

The following table shows the effect of non-cash transactions on investing activity:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Net cash used in investing activity	**9,715**	**7,515**	**6,225**
Non-cash acquisition of minority interest in a subsidiary	**-**	**314**	**-**
Non-cash investing activity	**36**	**123**	**133**
TOTAL INVESTING ACTIVITY	**9,751**	**7,952**	**6,358**

NOTE 5. ACCOUNTS AND NOTES RECEIVABLE, NET

	As of December 31, 2007	As of December 31, 2006
Trade accounts and notes receivable (net of provisions of $69 million and $84 million as of December 31, 2007 and 2006, respectively)	**5,962**	**3,873**
Current VAT and excise recoverable	**1,196**	**1,097**
Other current accounts receivable (net of provisions of $48 million and $38 million as of December 31, 2007 and 2006, respectively)	**309**	**188**
TOTAL ACCOUNTS AND NOTES RECEIVABLE	**7,467**	**5,158**

NOTE 6. INVENTORIES

	As of December 31, 2007	As of December 31, 2006
Crude oil and petroleum products	3,609	2,713
Materials for extraction and drilling	477	323
Materials and supplies for refining	24	28
Other goods, materials and supplies	499	380
TOTAL INVENTORIES	4,609	3,444

NOTE 7. INVESTMENTS

	As of December 31, 2007	As of December 31, 2006
Investments in equity method affiliates and joint ventures	836	1,157
Long-term loans given by non-banking subsidiaries	232	261
Other long-term investments	18	24
TOTAL LONG-TERM INVESTMENTS	1,086	1,442

■ INVESTMENTS IN "EQUITY METHOD" AFFILIATES AND JOINT VENTURES

The summarized financial information below is in respect of equity method affiliates and corporate joint ventures. The companies are primarily engaged in crude oil exploration, production, marketing, refining and distribution operations in the Russian Federation and crude oil production and marketing in Kazakhstan.

	Year ended December 31, 2007		Year ended December 31, 2007		Year ended December 31, 2007	
	Total	Group's share	Total	Group's share	Total	Group's share
Revenues	2,930	1,382	2,367	1,251	2,972	1,383
Income before income taxes	1,398	650	1,315	690	1,214	605
Less income taxes	(605)	(303)	(529)	(265)	(338)	(164)
NET INCOME	793	347	786	425	876	441

	As of December 31, 2007		As of December 31, 2006	
	Total	Group's share	Total	Group's share
Current assets	1,320	618	1,668	829
Property, plant and equipment	2,082	1,082	2,140	1,168
Other non-current assets	181	88	53	25
Total assets	3,583	1,788	3,861	2,022
Short-term debt	204	89	161	70
Other current liabilities	682	329	511	264
Long-term debt	1,005	511	1,003	518
Other non-current liabilities	47	23	24	13
NET ASSETS	1,645	836	2,162	1,157

NOTE 8. PROPERTY, PLANT AND EQUIPMENT AND ASSET RETIREMENT OBLIGATIONS

	At cost		Net	
	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006
EXPLORATION AND PRODUCTION:				
Western Siberia	19,424	16,911	10,811	8,673
European Russia	18,776	15,378	13,303	10,277
International	4,360	5,238	3,716	4,594
TOTAL	42,560	37,527	27,830	23,544
REFINING, MARKETING, DISTRIBUTION AND CHEMICALS:				
Western Siberia	22	19	16	16
European Russia	9,216	7,281	6,292	4,700
International	4,855	3,988	3,241	2,605
TOTAL	14,093	11,288	9,549	7,321
OTHER:				
Western Siberia	156	157	69	72
European Russia	399	307	338	267
International	181	140	144	112
TOTAL	736	604	551	451
TOTAL PROPERTY, PLANT AND EQUIPMENT	57,389	49,419	37,930	31,316

As of December 31, 2007 and 2006, the asset retirement obligations amounted to $821 million and $618 million, respectively, of which $10 million was included in "Other current liabilities" in the consolidated balance sheets as of each balance sheet date.

During 2007 and 2006, asset retirement obligations changed as follows:

	2007	2006
Asset retirement obligations as of January 1	618	397
Accretion expense	60	39
New obligations	91	113
Changes in estimates of existing obligations	20	39
Spending on existing obligations	(10)	(8)
Property dispositions	(7)	(3)
Foreign currency translation and other adjustments	49	41
ASSET RETIREMENT OBLIGATIONS AS OF DECEMBER 31	821	618

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying value of goodwill and other intangible assets as of December 31, 2007 and 2006 was as follows:

	As of December 31, 2007	As of December 31, 2006
AMORTIZED INTANGIBLE ASSETS		
Software	410	327
Licenses and other assets	56	52
Goodwill	468	412
TOTAL GOODWILL AND OTHER INTANGIBLE ASSETS	934	791

All goodwill amounts relate to the refining, marketing and distribution segment. As a result of the acquisition of 376 petrol stations in Europe the Group recognized goodwill in the amount of $64 million during the current year (refer to Note 17. Business combinations).

NOTE 10. DISPOSITIONS OF SUBSIDIARIES AND ASSETS

In December 2007, a Group company committed to a plan to sell 162 petrol stations, located in Pennsylvania and the southern New Jersey of USA, previously acquired from ConocoPhillips in 2004. In February 2008, this company entered into an agreement to sell these petrol stations to a third party investor for $138 million, less estimated amounts to extinguish environmental remediation liabilities of approximately $19 million. The Group will continue to supply petroleum products to these petrol stations under a 15 year supply contract with the new owners. The transaction is expected to be finalized in May 2008. As of December 31, 2007, the Group classified these petrol stations with the carrying value of $134 million as assets held for sale in the consolidated balance sheet, additionally the Group had a liability related to assets held for sale with the carrying value of $14 million included in "Other current liabilities" of the consolidated balance sheet.

In April 2007, a Group company completed the sale of 50% of its interest in Caspian Investment Resources Ltd. ("Caspian", formerly Nelson Resources Limited), which has exploration and production operations in western Kazakhstan, to Mittal Investments S.A.R.L. for $980 million. In addition, Mittal Investments S.A.R.L. paid a liability in the amount of $175 million, which represented 50% of Caspian's outstanding debt to Group companies.

In December 2006, a Group company completed the sale of its 100% interest in LUKOIL Shelf Limited and LUKOIL Overseas Orient Limited for $40 million. LUKOIL Shelf Limited and LUKOIL Overseas Orient Limited render drilling services in the Caspian Sea shelf and own the Astra jack-up rig.

In May 2006, the Group completed the sale of its remaining 21% ownership interest in OAO Bank Petrocommerce for $33 million. The sale was made to a related party, whose management and directors include members of the Group's management and Board of Directors. The carrying value of this investment as of the date of transaction was equal to the selling price.

In December 2005, the Company made a decision to sell ten tankers. A Group company finalized the sale of eight tankers in May 2006 for a price that approximated their carrying value of $190 million. The sale of the remaining two tankers is expected to be finalized in April 2008 for a price that approximates their carrying value of $70 million. As of December 31, 2007 and 2006, the Group classified these tankers as assets held for sale in the consolidated balance sheets.

NOTE 11. SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM DEBT

	As of December 31, 2007	As of December 31, 2006
Short-term borrowings from third parties	**938**	**949**
Short-term borrowings from related parties	**-**	**52**
Current portion of long-term debt	**1,276**	**376**
TOTAL SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM DEBT	**2,214**	**1,377**

Short-term borrowings are unsecured and primarily payable in US dollars. The weighted-average interest rate on short-term borrowings from third parties was 5.97% and 5.64% per annum as of December 31, 2007 and 2006, respectively.

NOTE 12. LONG-TERM DEBT

	As of December 31, 2007	As of December 31, 2006
Long-term loans and borrowings from third parties (including loans from banks in the amount of $2,391 million and $3,204 million as of December 31, 2007 and 2006, respectively)	2,439	3,277
Long-term loans and borrowings from related parties	1,745	1,043
3.5% Convertible US dollar bonds, maturing 2007	-	4
6.356% Non-convertible US dollar bonds, maturing 2017	500	-
6.656% Non-convertible US dollar bonds, maturing 2022	500	-
7.25% Russian ruble bonds, maturing 2009	244	228
7.10% Russian ruble bonds, maturing 2011	326	304
7.40% Russian ruble bonds, maturing 2013	244	228
Capital lease obligations	107	99
Total long-term debt	6,105	5,183
Current portion of long-term debt	(1,276)	(376)
TOTAL NON-CURRENT PORTION OF LONG-TERM DEBT	4,829	4,807

LONG-TERM LOANS AND BORROWINGS

Long-term loans and borrowings are primarily repayable in US dollars, maturing from 2008 through 2037. Approximately 6% of this debt is secured by export sales and property, plant and equipment. The weighted-average interest rate on long-term loans and borrowings from third parties was 5.77% and 6.23% per annum as of December 31, 2007 and 2006, respectively.

A Group company has an unsecured syndicated loan agreement arranged by Citibank, ABN AMRO Bank, BNP Paribas, Sumitomo Banking Corporation and Societe Generale with an outstanding amount of $934 million as of December 31, 2007, maturing in 2008. Borrowings under this agreement bear interest at LIBOR plus 0.7% per annum This loan facility was used for financing the acquisition of Caspian in 2005.

The Company has a loan agreement with European Bank for Reconstruction and Development with an outstanding amount of $250 million as of December 31, 2007, maturing in 2017. Borrowings under this agreement bear interest from LIBOR plus 0.45% to LIBOR plus 0.65% per annum.

The Company has a loan agreement with CALYON with an outstanding amount of $225 million as of December 31, 2007, maturing in 2013. Borrowings under this agreement bear interest at LIBOR plus 0.4% per annum.

A Group company has a loan agreement with ABN AMRO with an outstanding amount of $59 million as of December 31, 2007, maturing in 2016. Borrowings under this agreement bear interest at EURIBOR plus 0.18% per annum.

A Group company has an unsecured syndicated loan agreement with CALYON and ABN AMRO with an outstanding amount of $221 million as of December 31, 2007. Borrowings under this agreement bear interest at LIBOR plus 0.85% per annum and have maturity dates up to 2010.

A Group company has a secured loan agreement, arranged by Credit Suisse, supported by an Overseas Private Investment Corporation guarantee, with an outstanding amount of $203 million as of December 31, 2007. Borrowings under this agreement bear interest at LIBOR plus 4.8% per annum and have maturity dates up to 2015.

A Group company has a loan agreement with Vnesheconombank with an outstanding amount of $123 million as of December 31, 2007. Borrowings under this agreement bear interest at a fixed rate of 3% per annum and have maturity dates up to 2011.

As of December 31, 2007, the Group has a number of other fixed rate loan agreements with a number of banks and organizations totaling $67 million, maturing from 2008 to 2017. The weighted average interest rate under these loans was 3.88% per annum.

As of December 31, 2007, the Group has a number of other floating rate loan agreements with a number of banks and organizations totaling $357 million, maturing from 2008 to 2018. The weighted average interest rate under these loans was 5.99% per annum.

A Group company has a number of loan agreements with ConocoPhillips, the Group's related party, with an outstanding amount of $1,745 million as of December 31, 2007. Borrowings under these agreements bear interest at fixed rate ranging from 6.8% to 8.2% per annum and have maturity dates up to 2037. These agreements are a part of the Company's broad-based strategic alliance with ConocoPhillips and this financing is used to develop oil production and distribution infrastructure in the Timan-Pechora region of the Russian Federation.

■ NON-CONVERTIBLE US DOLLAR BONDS

In June 2007, a Group company issued non-convertible bonds totaling $1 billion. $500 million were placed with a maturity of 10 years and a coupon yield of 6.356% per annum. Another $500 million were placed with a maturity of 15 years and a coupon yield of 6.656% per annum. All bonds were placed at nominal value and have a half year coupon period.

■ CONVERTIBLE US DOLLAR BONDS

On November 29, 2002, a Group company issued 350,000 3.5% convertible bonds with a face value of $1,000 each, maturing on November 29, 2007, and exchangeable for 12.246 (previously 12.112) global depository receipts ("GDRs") of the Company per bond. The bonds are convertible into GDRs on, or after, January 9, 2003, up to the maturity dates. The GDRs are exchangeable into four shares of common stock of the Company. Bonds not converted by the maturity date must be redeemed for cash. The redemption price at maturity will be 120.53% of the face value in respect of these bonds. The carrying amount of the bonds is being accreted to their redemption value with the accreted amount being charged to the consolidated statement of income. Prior to the redemption date bondholders had converted 349,250 bonds into 16.9 million shares, remaining bonds were redeemed for cash on November 29, 2007.

■ RUSSIAN RUBLE BONDS

In December 2006, the Company issued 14 million non-convertible bonds with a face value of 1,000 Russian rubles each. Eight million bonds were placed with a maturity of 5 years and a coupon yield of 7.10% per annum and six million bonds were placed with a maturity of 7 years and a coupon yield of 7.40% per annum. All bonds were placed at the face value and have a half year coupon period.

In November 2004, the Company issued 6 million non-convertible bonds with a face value of 1,000 Russian rubles each, maturing on November 23, 2009. The bonds have a half year coupon period and bear interest at 7.25% per annum.

■ MATURITIES OF LONG-TERM DEBT

Annual maturities of total long-term debt during the next five years, including the portion classified as current, are $1,276 million in 2008, $502 million in 2009, $384 million in 2010, $516 million in 2011, $144 million in 2012 and $3,283 million thereafter.

NOTE 13. TAXES

The Group is taxable in a number of jurisdictions within and outside of the Russian Federation and, as a result, is subject to a variety of taxes as established under the statutory provisions of each jurisdiction.

The total cost of taxation to the Group is reported in the consolidated statement of income as "Total income tax expense" for income taxes, as "Excise and export tariffs" for excise taxes, export tariffs and petroleum products sales taxes and as "Taxes other than income taxes" for other types of taxation. In each category taxation is made up of taxes levied at various rates in different jurisdictions.

Operations in the Russian Federation are subject to Federal income tax rate of 6.5% and a regional income tax rate that varies from 13.5% to 17.5% at the discretion of the individual regional administration. The Group's foreign operations are subject to taxes at the tax rates applicable to the jurisdictions in which they operate.

As of January 1, 2007, and for the 12 months period ended December 31, 2007, the Group does not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were accrued. The Group's policy is to record interest and penalties related to unrecognized tax benefits as components of income tax expense. In addition, the Group does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its Russian subsidiaries file standalone income tax returns in Russia. With a few exceptions, income tax returns in Russia are open to examination by the Russian tax authorities for the tax years beginning in 2005.

There are not currently, and have not been during the three years ended December 31, 2007, any provisions in the taxation legislation of the Russian Federation to permit the Group to reduce taxable profits in a Group company by offsetting tax losses in another Group company against such profits. Tax losses of a Group company in the Russian Federation may, however, be used fully or partially to offset taxable profits in the same company in any of the ten years following the year of loss.

Domestic and foreign components of income before income taxes were:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Domestic	**11,702**	**9,215**	**7,992**
Foreign	**1,316**	**1,042**	**918**
INCOME BEFORE INCOME TAXES	**13,018**	**10,257**	**8,910**

Domestic and foreign components of income taxes were:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Current			
Domestic	**2,940**	**2,419**	**2,194**
Foreign	**470**	**487**	**107**
CURRENT INCOME TAX EXPENSE	**3,410**	**2,906**	**2,301**
Deferred			
Domestic	**135**	**(40)**	**61**
Foreign	**(38)**	**(93)**	**105**
DEFERRED INCOME TAX EXPENSE (BENEFIT)	**97**	**(133)**	**166**
TOTAL INCOME TAX EXPENSE	**3,507**	**2,773**	**2,467**

The following table is a reconciliation of the amount of income tax expense that would result from applying the Russian combined statutory income tax rate to income before income taxes to total income taxes:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Income before income taxes	**13,018**	**10,257**	**8,910**
Notional income tax at Russian statutory rate	**3,124**	**2,462**	**2,138**
Increase (reduction) in income tax due to:			
Non-deductible items, net	**462**	**476**	**407**
Foreign rate differences	**84**	**47**	**(12)**
Domestic regional rate differences	**(237)**	**(232)**	**(125)**
Foreign currency effect	**15**	**5**	**(5)**
Change in valuation allowance	**59**	**15**	**64**
TOTAL INCOME TAX EXPENSE	**3,507**	**2,773**	**2,467**

Taxes other than income taxes were:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Mineral extraction tax	**8,482**	**7,281**	**5,590**
Social taxes and contributions	**442**	**356**	**324**
Property tax	**313**	**247**	**233**
Other taxes and contributions	**130**	**191**	**187**
TAXES OTHER THAN INCOME TAXES	**9,367**	**8,075**	**6,334**

Deferred income taxes are included in the consolidated balance sheets as follows:

	As of December 31, 2007	As of December 31, 2006
Other current assets	**73**	**68**
Deferred income tax assets — non-current	**490**	**362**
Other current liabilities	**(147)**	**(69)**
Deferred income tax liabilities — non-current	**(2,079)**	**(2,116)**
NET DEFERRED INCOME TAX LIABILITY	**(1,663)**	**(1,755)**

The following table sets out the tax effects of each type of temporary differences which give rise to deferred income tax assets and liabilities:

	As of December 31, 2007	As of December 31, 2006
Accounts receivable	**12**	**27**
Long-term liabilities	**267**	**209**
Inventories	**14**	**8**
Property, plant and equipment	**238**	**141**
Accounts payable	**39**	**24**
Long-term investments	**3**	**3**
Operating loss carry forwards	**464**	**312**
Other	**136**	**104**
Total gross deferred income tax assets	**1,173**	**828**
Less valuation allowance	**(208)**	**(149)**
DEFERRED INCOME TAX ASSETS	**965**	**679**
Property, plant and equipment	**(2,206)**	**(2,064)**
Accounts payable	**(5)**	**(64)**
Accounts receivable	**(1)**	**-**
Long-term liabilities	**(199)**	**(162)**
Inventories	**(65)**	**(42)**
Long-term investments	**(4)**	**(16)**
Other	**(148)**	**(86)**
DEFERRED INCOME TAX LIABILITIES	**(2,628)**	**(2,434)**
NET DEFERRED INCOME TAX LIABILITY	**(1,663)**	**(1,755)**

As a result of business combinations during 2007 and 2006, the Group recognized a net deferred tax liability of $158 million and $279 million, respectively.

As of December 31, 2007, retained earnings of foreign subsidiaries included $13,535 million for which deferred taxation has not been provided because remittance of the earnings has been indefinitely postponed through reinvestment and, as a result, such amounts are considered to be permanently invested. The amount of deferred tax liability on this amount is not practicable to calculate.

In accordance with SFAS No. 52, **"Foreign currency translation,"** and SFAS No. 109, **"Accounting for Income Taxes,"** deferred tax assets and liabilities are not recognized for exchange rate effects resulting from the translation of transactions and balances from the Russian ruble to the US dollar using historical exchange rates. Also, in accordance with SFAS No. 109, no deferred tax assets or liabilities are recognized for the effects of the related statutory indexation of property, plant and equipment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that Group companies will realize the benefits of the deductible temporary differences and loss carry forwards, net of existing valuation allowances as of December 31, 2007 and 2006.

As of December 31, 2007, the Group had operating loss carry forwards of $1,791 million of which $15 million expire during 2008, $10 million expire during 2009, $27 million expire during 2010, $4 million expire during 2011, $59 million expire during 2012, $35 million expire during 2013, $13 million expire during 2014, $32 million expire during 2015, $368 million expire during 2016, $386 million expire during 2017, $42 million expire during 2018, $5 million expire during 2025, $67 million expire during 2026, $77 million expire during 2027, $1 million expire during 2035, and $650 million have indefinite carry forward.

NOTE 14. PENSION BENEFITS

The Company sponsors a post employment and post retirement benefits program. The primary component of the post employment and post retirement benefits program is a defined benefit pension plan that covers the majority of the Group's employees. This plan is administered by a non-state pension fund, LUKOIL-GARANT, and provides pension benefits primarily based on years of service and final remuneration levels. The Company also provides several long-term employee benefits such as death-in-service benefit and lump-sum payments upon retirement of a defined benefit nature and other defined benefits to certain old age and disabled pensioners who have not vested any pensions under the pension plan.

The Company's pension plan primarily consists of a defined benefit plan enabling employees to contribute a portion of their salary to the plan and at retirement to receive a lump sum amount from the Company equal to all past contributions made by the employee up to 7% of their annual salary. Employees also have the right to receive upon retirement the benefits accumulated under the previous pension plan that was replaced in December 2003. These benefits have been fixed and included in the benefit obligation as of December 31, 2007 and 2006. The amount was determined primarily based on a formula including past pensionable service and relative salaries as of December 31, 2003.

On December 31, 2006, the Group adopted the provisions of SFAS No. 158, **"Employers' Accounting for Defined Benefit Pension and Other Post retirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)."** This Statement requires employers to recognize the funded status of all postretirement defined benefit plans in the statement of financial position with corresponding adjustments to accumulated other comprehensive income. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial gains and unrecognized prior service costs, both of which were previously netted against the plan's funded status in the statement of financial position. These amounts will be subsequently recognized as net periodic benefit cost. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. These amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

The Company uses December 31 as the measurement date for its post employment and post retirement benefits program. An independent actuary has assessed the benefit obligations as of December 31, 2007 and 2006.

The following tables provide information about the benefit obligations, plan assets used as of December 31, 2007 and 2006. The benefit obligations below represent the projected benefit obligation of the pension plan.

	2007	2006
BENEFIT OBLIGATIONS		
Benefit obligations as of January 1	**258**	**202**
Effect of exchange rate changes	**20**	**18**
Service cost	**15**	**14**
Interest cost	**16**	**19**
Plan amendments	**29**	**12**
Actuarial loss	**30**	**13**
Benefits paid	**(40)**	**(20)**
BENEFIT OBLIGATIONS AS OF DECEMBER 31	**328**	**258**
PLAN ASSETS		
Fair value of plan assets as of January 1	**94**	**73**
Effect of exchange rate changes	**7**	**6**
Return on plan assets	**10**	**9**
Employer contributions	**37**	**26**
Benefits paid	**(40)**	**(20)**
FAIR VALUE OF PLAN ASSETS AS OF DECEMBER 31	**108**	**94**
Funded status	**(220)**	**(164)**
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2007 and 2006		
Accrued benefit liabilities included in "Other long-term liabilities"	**(220)**	**(164)**

Weighted average assumptions used to determine benefit obligations as of December 31, 2007 and 2006:

	2007	2006
Discount rate	6.34%	6.60%
Rate of compensation increase	8.12%	7.10%

Weighted average assumptions used to determine net periodic benefit costs for the year ended December 31, 2007 and 2006:

	2007	2006
Discount rate	6.60%	9.18%
Rate of compensation increase	7.10%	9.18%
Expected rate of return on plan assets	9.34%	9.85%

Included in accumulated other comprehensive loss as of December 31, 2007 and 2006, are the following before-tax amounts that have not yet been recognized in net periodic benefit cost:

	2007	2006
Unamortized prior service cost	82	61
Unrecognized actuarial gain	(4)	(34)
TOTAL COSTS	78	27

Amounts recognized in other comprehensive loss during the year ended December 31, 2007 and 2006:

	2007	2006
Additional loss (gain) arising during the period	29	(34)
Re-classified gain amortization	1	-
Additional prior service cost from plan amendment	29	61
Re-classified prior service cost amortization	(8)	-
NET AMOUNT RECOGNIZED FOR THE PERIOD	51	27

The real returns on bonds and equities are based on what is observed in the international markets over extended periods of time. In the calculation of the expected return on assets no use is made of the historical returns LUKOIL-GARANT has achieved.

In addition to the plan assets, LUKOIL-GARANT holds assets in the form of an insurance reserve. The purpose of this insurance reserve is to satisfy pension obligations should the plan assets not be sufficient to meet pension obligations. The Group's contributions to the pension plan are determined without considering the assets in the insurance reserve.

The plans are funded on a discretionary basis through a solidarity account, which is held in trust with LUKOIL-GARANT. LUKOIL-GARANT does not allocate separately identifiable assets to the Group or its other third party clients. All funds of plan assets and other individual pension accounts are managed as a pool of investments.

The asset allocation of the investment portfolio maintained by LUKOIL-GARANT for the Group and its clients was as follows:

TYPE OF ASSETS	As of December 31, 2007	As of December 31, 2006
Promissory notes of Russian issuers	6%	24%
Russian corporate bonds	33%	23%
Bank deposits	8%	9%
Equity securities of Russian issuers	22%	21%
Russian state bonds	2%	2%
Shares of OAO LUKOIL	3%	8%
Shares in investment funds	17%	8%
Russian municipal bonds	-	1%
Other assets	9%	4%
	100%	100%

The investment strategy employed by LUKOIL-GARANT includes an overall goal to attain a maximum investment return, while guaranteeing the principal amount invested. The strategy is to invest with a medium-term perspective while maintaining a level of liquidity through proper allocation of investment assets. Investment policies include rules and limitations to avoid concentrations of investments.

The investment portfolio is primarily comprised of two types of investments: securities with fixed yield and equity securities. The securities with fixed yield include mainly high yield corporate bonds and promissory notes of banks with low and medium risk ratings. Maturities range from one to three years.

Components of net periodic benefit cost were as follows:

	2007	2006	2005
Service cost	15	14	9
Interest cost	16	19	17
Less expected return on plan assets	(9)	(8)	(6)
Amortization of prior service cost	8	6	5
Actuarial gain	(1)	(2)	(3)
TOTAL NET PERIODIC BENEFIT COST	29	29	22

Total employer contributions for 2008 are expected to be $32 million. An amount of $11 million is included in other comprehensive income and expected to be recognized in the net periodic benefit cost in 2008.

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

	2008	2009	2010	2011	2012	5-year period 2008–2012	5-year period 2013–2017
Pension benefits	54	17	16	15	17	119	71
Other long-term employee benefits	36	19	20	20	21	116	111
TOTAL EXPECTED BENEFITS TO BE PAID	90	36	36	35	38	235	182

NOTE 15. STOCKHOLDERS' EQUITY

■ COMMON STOCK

	As of December 31, 2007 (thousands of shares)	As of December 31, 2006 (thousands of shares)
Authorized and issued common stock, par value of 0.025 Russian rubles each	850,563	850,563
Common stock held by subsidiaries, not considered as outstanding	(1,248)	(1,268)
Treasury stock	(23,321)	(23,632)
OUTSTANDING COMMON STOCK	825,994	825,663

■ DIVIDENDS AND DIVIDEND LIMITATIONS

Profits available for distribution to common stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in Russian rubles. Under Russian Law, dividends are limited to the net profits of the reporting year as set out in the statutory financial statements of the Company. These laws and other legislative acts governing the rights of shareholders to receive dividends are subject to various interpretations.

The Company's net profits were 64,917 million Russian rubles, 55,130 million Russian rubles and 66,327 million Russian rubles respectively for 2007, 2006 and 2005, pursuant to the statutory financial statements, which at the US dollar exchange rates as of December 31, 2007, 2006 and 2005, amounted to $2,645 million, $2,094 million and $2,304 million, respectively.

At the annual stockholders' meeting on June 28, 2007, dividends were declared for 2006, in the amount of 38 Russian rubles per common share, which at the date of the meeting was equivalent to $1.47. Dividends payable of $35 million and $7 million are included in "Other current liabilities" in consolidated balance sheet as of December 31, 2007 and 2006, respectively.

At the annual stockholders' meeting on June 28, 2006, dividends were declared for 2005, in the amount of 33 Russian rubles per common share, which at the date of the decision was equivalent to $1.22.

At the annual stockholders' meeting on June 28, 2005, dividends were declared for 2004, in the amount of 28 Russian rubles per common share, which at the date of the decision was equivalent to $0.98.

■ EARNINGS PER SHARE

The calculation of diluted earnings per share for these years was as follows:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
NET INCOME	**9,511**	**7,484**	**6,443**
Add back interest on 3.5% Convertible US dollar bonds, maturing 2007 (net of tax at effective rate)	**-**	**4**	**26**
Total diluted net income	**9,511**	**7,488**	**6,469**
Weighted average number of outstanding common shares (thousands of shares)	**828,335**	**826,131**	**814,417**
Add back treasury shares held in respect of convertible debt (thousands of shares)	**166**	**2,557**	**15,957**
Weighted average number of outstanding common shares, after dilution (thousands of shares)	**828,501**	**828,688**	**830,374**

NOTE 16. FINANCIAL AND DERIVATIVE INSTRUMENTS

■ COMMODITY DERIVATIVE INSTRUMENTS

The Group uses derivative instruments in its international petroleum products marketing and trading operations. The types of derivative instruments used include futures and swap contracts, used for hedging purposes, and purchase and sale contracts that qualify as derivative instruments. The Group maintains a system of controls over these activities that includes policies covering the authorization, reporting and monitoring of derivative activity. The Group recognized the following financial results from the use of derivative instruments: expense of $575 million, income of $183 million and expense of $171 million during 2007, 2006 and 2005, respectively. The result is included in "Cost of purchased crude oil, gas and products" in the consolidated statements of income. The fair value of derivative contracts outstanding and recorded on the consolidated balance sheets was a net liability of $50 million and a net asset of $43 million as of December 31, 2007 and 2006, respectively.

■ FAIR VALUE

The fair values of cash and cash equivalents, current accounts and notes receivable, and liquid securities are approximately equal to their value as disclosed in the consolidated financial statements.

The fair value of long-term receivables included in other non-current assets approximates the amounts disclosed in the consolidated financial statements as a result of discounting using estimated market interest rates for similar financing arrangements. The fair value of long-term debt differs from the amount disclosed in the consolidated financial statements. The estimated fair value of long-term debt as of December 31, 2007 and 2006, was $6,250 million and $5,299 million, respectively, as a result of discounting using estimated market interest rates for similar financing arrangements. These amounts include all future cash outflows associated with the long-term debt repayments, including the current portion, and interest.

NOTE 17. BUSINESS COMBINATIONS

In June 2007, the Group acquired a 100% interest in companies owning 376 petrol stations in Europe for $442 million from ConocoPhillips, its related party. The Group acquired these petrol stations to expand its presence in the European market. The results of operations of these petrol stations are included in the Group's consolidated statements of income from the date of acquisition. The Group made an estimation of the fair value of the assets acquired and liabilities assumed at the date of acquisition. As a result the Group recognized goodwill, property, plant and equipment, other assets and liabilities amounting to $64 million, $413 million, $203 million and $238 million, respectively. Goodwill relates to the refinery, marketing and distribution segment and is non-deductible for tax purposes.

In January 2007, a Group company acquired the remaining 34% of the share capital of OOO Geoilbent for $300 million. The acquisition increased the Group's ownership to 100%. Prior to this acquisition the Group accounted for its investment using the equity method of accounting due to the fact that minority shareholder held substantive participating rights. OOO Geoilbent was an exploration and production company operating in the West Siberian region of the Russian Federation.

During 2007, the Group acquired 7.65% of the share capital of OAO LUKOIL-Nizhegorodnefteorgsintez from minority shareholders for $154 million, increasing the Group's ownership to 96.91%. OAO LUKOIL-Nizhegorodnefteorgsintez is a refinery plant located in European Russia.

In June 2006, a Group company acquired 100% of the share capital of Khanty-Mansiysk Oil Corporation ("KMOC") from Marathon Oil Corporation for $847 million (including $249 million repayment of KMOC debt). At the purchase date KMOC owned 95% of the share capital of OAO Khantymansiyskneftegazgeologia and 100% of the share capital of OAO Paitykh Oil and OAO Nazymgeodobycha ("KMOC subsidiaries"). KMOC's subsidiaries operate oil and gas fields in the West Siberian region of the Russian Federation.

KMOC's results of operations are included in the Group's consolidated statement of income from June 2006.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	**91**
Property, plant and equipment	**897**
Other non-current assets	**38**
TOTAL ASSETS ACQUIRED	**1,026**
Current liabilities	**(23)**
Non-current deferred tax liabilities	**(133)**
Long-term debt	**(249)**
Minority interest	**(14)**
Other long-term liabilities	**(9)**
TOTAL LIABILITIES ASSUMED	**(428)**
NET ASSETS ACQUIRED	**598**

In September 2006, a Group company acquired the remaining 40% of share capital of Chaparral Resources Inc., Caspian group company and the owner of 60% interest in the Karakuduk field, for $89 million. The acquisition increased the Group's ownership stake in Chaparral Resources Inc. and effective interest in the Karakuduk field to 100%.

In May 2006, a Group company acquired the remaining 49% of the share capital of OAO Primorieneftegaz for 4.165 million shares of common stock of the Company (at a market value of approximately $314 million), thereby increasing the Group's ownership stake in OAO Primorieneftegaz to 100%. OAO Primorieneftegaz is a Russian oil and gas exploration company operating in European Russia.

The acquisition of the petrol stations, interests in Geoilbent, KMOC and Chaparral Resources Inc. did not have a material impact on the Group's consolidated operations for the period ended December 31, 2007 and 2006. Therefore, no pro-forma income statement information has been provided.

NOTE 18. CONSOLIDATION OF VARIABLE INTEREST ENTITY

The Company formed a joint venture with ConocoPhillips within the framework of their broad-based strategic alliance in June 2005. This joint venture was created by selling ConocoPhillips an interest in the Company's wholly owned subsidiary OOO Narianmarneftegaz ("NMNG") for $529 million. The purpose of the joint venture is to develop oil reserves in the Timan-Pechora region of the Russian Federation. The Group and ConocoPhillips have equal voting rights over the joint venture's activity and effective ownership interests of 70% and 30%, respectively. NMNG's total assets were approximately $5.1 billion and $3.0 billion as of December 31, 2007 and 2006, respectively.

The Group determined that NMNG is a variable interest entity as the Group's voting rights are not proportionate to its ownership rights and all of NMNG's activities are conducted on behalf of the Group and ConocoPhillips, its related party. The Group is considered to be the primary beneficiary and has consolidated NMNG.

As a result of the transaction, the Group recognized a gain of $152 million which is included in the consolidated statement of income for the year ended December 31, 2005.

The Group and ConocoPhillips provide financing to NMNG by means of long-term loans in the proportion of their effective ownership interests. The loan maturities are 30 years, with the option to be extended for a further 35 years with the agreement of both parties. These loans bore an initial interest rate of 0.1% per annum. The loan proceeds were originally accounted for by NMNG primarily as equity contributions as a result of recording the loan obligations at their present value based on market interest rates. The difference between the proceeds and the present value represented contributions to NMNG's equity.

In the second quarter of 2006, the Group and ConocoPhillips reached an agreement to amend the contractual interest rates of the loans. Borrowings under these agreements bear fixed interest at a range from 6.8% to 8.2% per annum. As a result of the amendment, the financing received from the Group and ConocoPhillips was transferred from equity to long-term debt.

As of December 31, 2007, the outstanding amount due to ConocoPhillips from NMNG was $1,397 million, which consists of a number of loans with a weighted-average interest rate of 7.84% per annum. This amount is presented within "Long-term loans and borrowings from related parties."

NOTE 19. FINANCIAL GUARANTEES

The Group has entered into various guarantee arrangements. These arrangements arose in transactions related to enhancing the credit standing of an affiliated companies and borrowings of the Group's suppliers.

The following table provides the undiscounted maximum amount of potential future payments for each major group of guarantees:

	As of December 31, 2007	As of December 31, 2006
Guarantees of equity investees' debt	**361**	**410**
Guarantees of third parties' debt	-	**8**
TOTAL	**361**	**418**

■ GUARANTEES ON DEBT

LUKARCO, an investee recorded under the equity method of accounting has a loan facility on which $610 million was drawn as of December 31, 2007. Borrowings under this loan bear interest at LIBOR plus 2.5% per annum, maturing by May 1, 2012. To enhance the credit standing of LUKARCO, the Company guarantees 54% of the interest payment as well as the repayment of 54% of the loan at maturity. As of December 31, 2007, the total amount of the Company's guarantee was $348 million, which includes $19 million related to accrued interest on the outstanding amount. Payments are due if the Company is notified that LUKARCO is not able to fulfill its obligations at maturity date. The Company's guarantee is secured by its 54% interest in LUKARCO with the carrying value of $462 million and $358 million as of December 31, 2007 and 2006, respectively. There are no material amounts being carried as liabilities for the Group's obligations under this guarantee.

NOTE 20. COMMITMENTS AND CONTINGENCIES

■ CAPITAL EXPENDITURE, EXPLORATION AND INVESTMENT PROGRAMS

The Group owns and operates refineries in Bulgaria (LUKOIL Neftochim Bourgas AD) and Romania (Petrotel-LUKOIL). As a result of Bulgaria and Romania joined the European Union in 2007, LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL are required to upgrade their refining plants to comply with the requirements of European Union legislation in relation to the quality of produced petroleum products and environmental protection. These requirements are stricter than existed Bulgarian and Romanian legislation. The Group estimates the amount of future capital commitment required to upgrade LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL to be approximately $878 million and $59 million, respectively.

Group companies have commitments under the terms of existing license agreements in the Russian Federation of $1,561 million over the next 5 years and of $46 million thereafter. Management believes that a significant portion of these commitments will be fulfilled by the services to be provided by Eurasia Drilling Company and ZAO Globalstroy-Engineering as discussed below.

In connection with the sale of LUKOIL-Burenie in 2004 the Group signed a five year contract for drilling services. Under the terms of the contract, drilling services of $1,211 million and $753 million will be provided by LUKOIL-Burenie (now Eurasia Drilling Company) during 2008 and 2009, respectively.

The Company has signed a four-year agreement for the provision of construction, engineering and technical services with ZAO Globalstroy-Engineering. The volume of these services is based on the Group's capital construction program, which is re-evaluated on an annual basis. The Group estimates the amount of capital commitment under this agreement for 2008 to be approximately $706 million.

A Group company has commitment to purchase equipment for modernization of the petrochemical refinery in Ukraine over the next 2 years. As of December 31, 2007, this commitment was approximately $160 million.

Group companies have commitments for capital expenditure contributions in the amount of $357 million related to various production sharing agreements over the next 30 years.

Group companies have investment commitments relating to oil deposits in Iraq of $495 million to be spent within 3 years from when exploitation becomes possible. Due to significant changes in the political and economic situation in Iraq the future of this contract is not clear, however, the Group is actively pursuing its legal right to this contract in Iraq in alliance with ConocoPhillips.

■ OPERATING LEASE OBLIGATIONS

A Group company has commitments of $1,782 million primarily for the lease of vessels and petroleum distribution outlets. Commitments for minimum rentals under these leases as of December 31, 2007 are as follows:

	As of December 31, 2007
2008	**500**
2009	**426**
2010	**235**
2011	**155**
2012	**133**
beyond	**333**

■ INSURANCE

The insurance industry in the Russian Federation and certain other areas where the Group has operations is in the course of development. Management believes that the Group has adequate property damage coverage for its main production assets. In respect of third party liability for property and environmental damage arising from accidents on Group property or relating to Group operations, the Group has insurance coverage that is generally higher than insurance limits set by the local legal requirements. Management believes that the Group has adequate insurance coverage of the risks, which could have a material effect on the Group's operations and financial position.

■ ENVIRONMENTAL LIABILITIES

Group companies and their predecessor entities have operated in the Russian Federation and other countries for many years and, within certain parts of the operations, environmental related problems have developed. Environmental regulations are currently under consideration in the Russian Federation and other areas where the Group has operations. Group companies routinely assess and evaluate their obligations in response to new and changing legislation.

As liabilities in respect of the Group's environmental obligations are able to be determined, they are charged against income. The likelihood and amount of liabilities relating to environmental obligations under proposed or any future legislation cannot be reasonably estimated at present and could become material. Under existing legislation, however, management believes that there are no significant unrecorded liabilities or contingencies which could have a materially adverse effect on the operating results or financial position of the Group.

■ SOCIAL ASSETS

Certain Group companies contribute to Government sponsored programs, the maintenance of local infrastructure and the welfare of their employees within the Russian Federation and elsewhere. Such contributions include assistance with the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. The funding of such assistance is periodically determined by management and is appropriately capitalized or expensed as incurred.

■ TAXATION ENVIRONMENT

The taxation systems in the Russian Federation and other emerging markets where Group companies operate are relatively new and are characterized by numerous taxes and frequently changing legislation, which is often unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among different tax authorities within the same jurisdictions and among taxing authorities in different jurisdictions. Taxes are subject to review and investigation by a number of authorities, which are enabled by law to impose severe fines, penalties and interest charges. In the Russian Federation a tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open longer. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in their interpretation and enforcement of tax legislation. Such factors may create taxation risks in the Russian Federation and other emerging markets where Group companies operate that are substantially more significant than those in other countries where taxation regimes have been subject to development and clarification over long periods.

The tax authorities in each region may have a different interpretation of similar taxation issues which may result in taxation issues successfully defended by the Group in one region being unsuccessful in another region. There is some direction provided from the central authority based in Moscow on particular taxation issues.

The Group has implemented tax planning and management strategies based on existing legislation at the time of implementation. The Group is subject to tax authority audits on an ongoing basis, as is normal in the Russian environment and other republics of the former Soviet Union, and, at times, the authorities have attempted to impose additional significant taxes on the Group. Management believes that it has adequately met and provided for tax liabilities based on its interpretation of existing tax legislation. However, the relevant tax authorities may have differing interpretations and the effects on the financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

■ LITIGATION AND CLAIMS

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the District Court of Denver, Colorado against OAO Arkhangelskgeoldobycha ("AGD"), a Group company, and the Company (together the "Defendants"). ADC alleged that the Defendants interfered with the transfer of a diamond exploration license to Almazny Bereg, a joint venture between ADC and AGD. ADC claimed total damages of approximately $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. On October 15, 2002, the District Court dismissed the lawsuit for lack of personal jurisdiction. This ruling was upheld by the Colorado Court of Appeals on March 25, 2004. On November 21, 2005, the Colorado Supreme Court affirmed the lower courts' ruling that no specific jurisdiction exists over the Defendants. By virtue of this finding, AGD (the holder of the diamond exploration license) was dismissed from the lawsuit. The Supreme Court found, however, that the trial court made a procedural error by not holding an evidentiary hearing before making its ruling concerning general jurisdiction regarding the Company, which is whether the Company had systematic and continuous contacts in the State of Colorado at the time the lawsuit was filed. In a modified opinion dated December 19, 2005, the Colorado Supreme Court remanded the case to the Colorado Court of Appeals (instead of the District Court) to consider whether the lawsuit should have been dismissed on alternative grounds (i.e., forum non conveniens). On June 29, 2006, the Colorado Court of Appeals declined to dismiss the case based on forum non conveniens. The Company filed a petition for certiorari on August 28, 2006, asking the Colorado Supreme Court to review this decision. This petition has been rejected. On March 5, 2007, the Colorado Supreme Court remanded the case to the District Court. On June 11, 2007, the District Court ruled it would conduct an evidentiary hearing on the issue of whether the Company is subject to general personal jurisdiction in the State of Colorado. A status conference with the Court is scheduled for June 13, 2008. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

On February 20, 2004, the Stockholm District Court overturned the decision of the Arbitral Tribunal of the Arbitration Institute of the Stockholm Chamber of Commerce ("Arbitration Tribunal"), made on June 25, 2001, dismissing ADC's action against AGD based on lack of jurisdiction. ADC's lawsuit against AGD was initially filed with the Arbitral Tribunal claiming alleged non-performance under an agreement between the parties and its obligation to transfer the diamond exploration license to Almazny Bereg. This lawsuit claimed compensation of damages amounting to $492 million. In March 2004, AGD filed an appeal against the Stockholm District Court decision with the Swedish Court of Appeals. On November 15, 2005, the Swedish Court of Appeals denied AGD's appeal and affirmed the Stockholm District Court decision. On December 13, 2005, AGD filed an appeal against the Swedish Court of Appeals decision with the Swedish Supreme Court. On April 13, 2006, the Swedish Supreme Court denied the application of AGD for appeal against the Swedish Court of Appeal's decision dated November 15, 2005. On May 6, 2006, a Notice of Arbitration was received on behalf of ADC. On December 20, 2006, the first session of the Arbitration Tribunal with participation of both parties took place in order to define procedural issues related to the tribunal. As a result of the hearing the Arbitration Tribunal issued a detailed procedural order setting out the rules and timetable for the conduct of the arbitration. In May 2007, ADC filed a statement of claim that requested the Tribunal to require AGD to transfer the diamond exploration license to Almazny Bereg. On October 22, 2007, AGD submitted a statement of defense. On December 21, 2007, the Arbitration Tribunal issued a procedural order on suspension of the arbitration for four months. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

NOTE 21. RELATED PARTY TRANSACTIONS

In the rapidly developing business environment in the Russian Federation, companies and individuals have frequently used nominees and other forms of intermediary companies in transactions. The senior management of the Company considers that the Group has appropriate procedures in place to identify and properly disclose transactions with related parties in this environment and has disclosed all of the relationships identified which it deemed to be significant. Related party sales and purchases of oil and oil products were primarily to and from affiliated companies and the Company's shareholder ConocoPhillips. Insurance services are provided by the related parties, whose management and directors include members of the Group's management. Purchases of construction services were primarily from affiliated companies.

Below are related party transactions not disclosed elsewhere in the financial statements. Refer also to Notes 3, 4, 7, 10, 11, 12, 14, 17 18, 19 and 22 for other transactions with related parties.

Sales of oil and oil products to related parties were $652 million, $754 million and $605 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Other sales to related parties were $77 million, $19 million and $58 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Purchases of oil and oil products from related parties were $1,333 million, $1,739 million and $2,248 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Purchases of construction services from related parties were $30 million, $13 million and $378 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Other purchases from related parties were $26 million, $49 million and $54 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Purchases of insurance services from related parties were $143 million, $133 million and $133 million during the years ended December 31, 2007, 2006 and 2005, respectively.

Amounts receivable from related parties, including loans and advances, were $563 million and $121 million as of December 31, 2007 and 2006, respectively. Amounts payable to related parties were $139 million and $89 million as of December 31, 2007 and 2006, respectively.

NOTE 22. COMPENSATION PLAN

During the period from 2003 to 2006, the Company had a compensation plan available to certain members of management, which provided compensation based upon share appreciation rights on the Company's common stock. The number of shares or rights allocated to individuals under the plan was 8.8 million shares. These rights vested in December 2006. In February 2007, the Group settled the plan. As a result of this settlement employees purchased 8.8 million shares held by the Group as treasury stock at the grant price for $129 million and resold 1.5 million shares back to the Group for $134 million. The accrued liability in relation to this plan of $537 million was extinguished through the issuance of 7.3 million shares.

In December 2006, the Company introduced a new compensation plan to certain members of management for the period from 2007 to 2009, which is based on assigned phantom shares and provides compensation consisting of two parts (the "Phantom share plan"). The first part represents annual bonuses that are based on the number of assigned phantom shares and amount of dividend per share declared by the shareholders. The payment of these bonuses is contingent on the Group meeting certain financial performance indicators in each financial year. The second is based upon the Company's common stock appreciation from 2007 to 2009 with rights vesting after the date of the compensation plan's termination. The number of assigned phantom shares is approximately 15.5 million shares.

For the first part of the Phantom share plan the Group recognizes a liability based on expected dividends and number of assigned phantom shares.

The second part of the Phantom share plan is classified as equity. The grant date fair value of the plan is estimated at $289 million. The fair value was estimated using the Black-Sholes-Merton option-pricing model, assuming a risk-free interest rate of 6.00% per annum, an expected dividend yield 1.59% per annum, expected term of three years and a volatility factor of 30.07%. The expected volatility factor was estimated based on the historical volatility of the Company's shares for the previous three year period up to January 2007.

Related to this plan the Group recorded $125 million of compensation expense during the period ended December 31, 2007, of which $103 million is recognized as an increase in additional paid-in capital and $22 million is included in "Other long-term liabilities" of the consolidated balance sheet as of December 31, 2007. The total recognized tax benefit related to this accrual is $30 million.

As of December 31, 2007, there was $186 million of total unrecognized compensation cost related to unvested benefits. This cost is expected to be recognized periodically by the Group up to December 2009.

NOTE 23. SEGMENT INFORMATION

Presented below is information about the Group's operating and geographical segments for the years ended December 31, 2007, 2006 and 2005, in accordance with SFAS No. 131, **"Disclosures about Segments of an Enterprise and Related Information."**

The Group has four operating segments — exploration and production; refining, marketing and distribution; chemicals and other business segments. These segments have been determined based on the nature of their operations. Management on a regular basis assesses the performance of these operating segments. The exploration and production segment explores for, develops and produces primarily crude oil. The refining, marketing and distribution segment processes crude oil into refined products and purchases, sells and transports crude oil and refined petroleum products. The chemicals segment refines and sells chemical products. Activities of the other business operating segment include the development of businesses beyond the Group's traditional operations.

Geographical segments have been determined based on the area of operations and include three segments. They are Western Siberia, European Russia and International.

OPERATING SEGMENTS

2007	Exploration and production	Refining, marketing and distribution	Chemicals	Other	Elimination	Consolidated
Sales						
Third parties	1,527	77,960	2,348	56	-	81,891
Inter-segment	22,331	2,191	19	325	(24,866)	-
TOTAL SALES	23,858	80,151	2,367	381	(24,866)	81,891
Operating expenses and total cost of purchases	3,813	52,032	1,904	206	(23,801)	34,154
Depreciation, depletion and amortization	1,427	663	28	54	-	2,172
Interest expense	611	621	4	218	(1,121)	333
Income tax expense	1,838	1,642	23	4	-	3,507
Net income	4,686	4,770	148	243	(336)	9,511
Total assets	43,395	41,091	1,004	8,412	(34,270)	59,632
Capital expenditures	7,262	1,822	171	117	-	9,372
2006						
Sales						
Third parties	1,659	64,116	1,869	40	-	67,684
Inter-segment	18,989	1,786	22	216	(21,013)	-
TOTAL SALES	20,648	65,902	1,891	256	(21,013)	67,684
Operating expenses and total cost of purchases	3,232	43,098	1,561	138	(20,735)	27,294
Depreciation, depletion and amortization	1,269	542	19	21	-	1,851
Interest expense	451	341	2	187	(679)	302
Income tax expense	1,617	1,129	23	4	-	2,773
Net income	3,578	3,652	96	272	(114)	7,484
Total assets	34,152	32,168	794	7,340	(26,217)	48,237
Capital expenditures	5,120	1,475	172	119	-	6,886
2005						
Sales						
Third parties	1,047	53,064	1,628	35	-	55,774
Inter-segment	14,821	1,041	22	138	(16,022)	-
TOTAL SALES	15,868	54,105	1,650	173	(16,022)	55,774
Operating expenses and total cost of purchases	2,602	34,800	1,314	126	(15,809)	23,033
Depreciation, depletion and amortization	824	464	15	12	-	1,315
Interest expense	73	335	2	50	(185)	275
Income tax expense	1,111	1,317	35	4	-	2,467
Net income	3,362	3,059	122	52	(152)	6,443
Total assets	25,480	23,682	586	5,130	(14,533)	40,345
Capital expenditures	2,918	1,129	77	53	-	4,177

GEOGRAPHICAL SEGMENTS

	2007	2006	2005
Sales of crude oil within Russia	440	376	120
Export of crude oil and sales of crude oil by foreign subsidiaries	19,258	17,649	16,367
Sales of petroleum products within Russia	9,583	8,151	6,725
Export of petroleum products and sales of petroleum products by foreign subsidiaries	47,154	37,459	29,216
Sales of chemicals within Russia	733	569	469
Export of chemicals and sales of chemicals by foreign subsidiaries	1,569	1,260	1,134
Other sales within Russia	1,644	1,167	821
Other export sales and other sales by foreign subsidiaries	1,510	1,053	922
TOTAL SALES	81,891	67,684	55,774

2007	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	118	13,226	68,547	-	81,891
Inter-segment	14,045	31,781	30	(45,856)	-
TOTAL SALES	14,163	45,007	68,577	(45,856)	81,891
Operating expenses and total cost of purchases	1,995	17,323	59,692	(44,856)	34,154
Depletion, depreciation and amortization	649	969	554	-	2,172
Interest expense	22	244	239	(172)	333
Income taxes	988	2,087	432	-	3,507
Net income	3,587	5,341	884	(301)	9,511
Total assets	16,227	32,764	20,805	(10,164)	59,632
Capital expenditures	2,253	5,448	1,671	-	9,372
2006					
Sales					
Third parties	318	10,693	56,673	-	67,684
Inter-segment	11,673	26,773	33	(38,479)	-
TOTAL SALES	11,991	37,466	56,706	(38,479)	67,684
Operating expenses and total cost of purchases	1,751	14,038	49,757	(38,252)	27,294
Depletion, depreciation and amortization	568	781	502	-	1,851
Interest expense	17	104	234	(53)	302
Income taxes	849	1,530	394	-	2,773
Net income	2,769	4,117	978	(380)	7,484
Total assets	12,967	25,483	18,921	(9,134)	48,237
Capital expenditures	1,487	3,944	1,455	-	6,886
2005					
Sales					
Third parties	250	8,656	46,868	-	55,774
Inter-segment	8,947	21,098	31	(30,076)	-
TOTAL SALES	9,197	29,754	46,899	(30,076)	55,774
Operating expenses and total cost of purchases	1,372	10,925	40,642	(29,906)	23,033
Depletion, depreciation and amortization	389	618	308	-	1,315
Interest expense	17	160	133	(35)	275
Income taxes	539	1,716	212	-	2,467
Net income	2,116	4,015	925	(613)	6,443
Total assets	9,301	21,207	14,361	(4,524)	40,345
Capital expenditures	1,100	2,146	931	-	4,177

The Group's international sales to third parties include sales in Switzerland of $35,868 million, $31,037 million and $25,652 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Group's international sales to third parties include sales in USA of $11,481 million, $9,112 million and $8,937 million for the years ended December 31, 2007, 2006 and 2005, respectively. These amounts are attributed to individual countries based on the jurisdiction of subsidiaries making the sale.

NOTE 24. SUBSEQUENT EVENTS

■ BUSINESS COMBINATIONS

In March 2008, a Group company acquired 100% of the share capital of the SNG Holdings Ltd. Group for $578 million. The purchase agreement provides for an additional two components of contingent purchase consideration.

- An amount of $100 million payable if an agreed level of proved and probable hydrocarbon reserves are verified by an independent petroleum engineer by June 2008;
- An amount of $100 million payable upon approval of the agreed development program by the Uzbekistan authorities and an agreed minimum production volume of crude oil is achieved by March 2009.

The SNG Holdings Ltd. Group holds a 100% interest in a production sharing agreement in oil and gas condensate fields located in the South-Western Gissar and Ustyurt regions of Uzbekistan. The purpose of the acquisition was to increase the Group's presence in the Uzbekistan oil and gas sector.

In March 2008, a Group company entered into an agreement with a related party, whose management and directors include members of the Group's management and Board of Directors, to acquire a 64.3% interest in OAO UGK TGK-8 for approximately $2,117 million. The agreement purchase consideration consists of 23.55 million shares of common stock of the Company (at a market value of approximately $1,620 million) and a cash payment of approximately $497 million. As of March 31, 2008, a Group company had acquired 29.99% of OAO UGK TGK-8. The transaction is expected to be finalized in the second quarter of 2008. OAO UGK TGK-8 is a power generation company which owns power plants located in Astrakhan, Volgograd and Rostov regions, Krasnodar and Stavropol Districts, and the Republic of Dagestan of the Russian Federation. This acquisition is made in accordance with the Company's plans to develop its electric power business.

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

(Millions of US dollars, except as indicated)

This section provides unaudited supplemental information on oil and gas exploration and production activities in accordance with SFAS No. 69, **"Disclosures About Oil and Gas Producing Activities" in six separate tables:**

I. Capitalized costs relating to oil and gas producing activities

II. Costs incurred in oil and gas property acquisition, exploration, and development activities

III. Results of operations for oil and gas producing activities

IV. Reserve quantity information

V. Standardized measure of discounted future net cash flows

VI. Principal sources of changes in the standardized measure of discounted future net cash flows

Amounts shown for equity companies represent the Group's share in its exploration and production affiliates, which are accounted for using the equity method of accounting.

I. Capitalized costs relating to oil and gas producing activities

As of December 31, 2007	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	454	446	900	20	920
Proved oil and gas properties	3,906	36,664	40,570	677	41,247
Accumulated depreciation, depletion, and amortization	(644)	(13,813)	(14,457)	(164)	(14,621)
NET CAPITALIZED COSTS	3,716	23,297	27,013	533	27,546

Net capitalized costs related to asset retirement obligations in the amount of $406 million, as of December 31, 2007, was included in net capitalized costs.

As of December 31, 2006	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	351	511	862	13	875
Proved oil and gas properties	4,887	30,817	35,704	746	36,450
Accumulated depreciation, depletion, and amortization	(644)	(13,125)	(13,769)	(166)	(13,935)
NET CAPITALIZED COSTS	4,594	18,203	22,797	593	23,390

Net capitalized costs related to asset retirement obligations in the amount of $310 million, as of December 31, 2006, was included in net capitalized costs.

As of December 31, 2005	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	196	531	727	17	744
Proved oil and gas properties	4,331	26,951	31,282	786	32,068
Accumulated depreciation, depletion, and amortization	(377)	(12,691)	(13,068)	(173)	(13,241)
NET CAPITALIZED COSTS	4,150	14,791	18,941	630	19,571

Net capitalized costs related to asset retirement obligations in the amount of $151 million, as of December 31, 2005, was included in net capitalized costs.

II. Costs incurred in oil and gas property acquisition, exploration, and development activities

Year ended December 31, 2007	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	-	393	393	-	393
Acquisition of properties – unproved	27	486	513	-	513
Exploration costs	180	366	546	12	558
Development costs	670	5,887	6,557	103	6,660
TOTAL COSTS INCURRED	877	7,132	8,009	115	8,124

Year ended December 31, 2006	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	50	529	579	-	579
Acquisition of properties – unproved	5	769	774	-	774
Exploration costs	192	276	468	11	479
Development costs	594	3,901	4,495	157	4,652
TOTAL COSTS INCURRED	841	5,475	6,316	168	6,484

Year ended December 31, 2005	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	1,726	183	1,909	80	1,989
Acquisition of properties – unproved	690	370	1,060	100	1,160
Exploration costs	171	252	423	3	426
Development costs	260	2,235	2,495	124	2,619
TOTAL COSTS INCURRED	2,847	3,040	5,887	307	6,194

III. Results of operations for oil and gas producing activities

The Group's results of operations for oil and gas producing activities are presented below. In accordance with SFAS No. 69, sales and transfers to Group companies are based on market prices. Income taxes are based on statutory rates. The results of operations exclude corporate overhead and interest costs.

Year ended December 31, 2007	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	1,351	15,232	16,583	883	17,466
Transfers	-	15,444	15,444	79	15,523
TOTAL REVENUES	1,351	30,676	32,027	962	32,989
Production costs (excluding production taxes)	(140)	(2,638)	(2,778)	(76)	(2,854)
Exploration expense	(158)	(149)	(307)	(13)	(320)
Depreciation, depletion, and amortization	(259)	(1,130)	(1,389)	(33)	(1,422)
Accretion expense	-	(21)	(21)	-	(21)
Taxes other than income taxes	(7)	(17,087)	(17,094)	(134)	(17,228)
Related income taxes	(384)	(2,378)	(2,762)	(336)	(3,098)
TOTAL RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES	403	7,273	7,676	370	8,046

Year ended December 31, 2006	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	1,207	14,241	15,448	714	16,162
Transfers	-	11,747	11,747	374	12,121
TOTAL REVENUES	1,207	25,988	27,195	1,088	28,283
Production costs (excluding production taxes)	(151)	(2,161)	(2,312)	(97)	(2,409)
Exploration expense	(52)	(157)	(209)	(5)	(214)
Depreciation, depletion, and amortization	(261)	(973)	(1,234)	(50)	(1,284)
Accretion expense	-	(29)	(29)	-	(29)
Taxes other than income taxes	(17)	(15,644)	(15,661)	(258)	(15,919)
Related income taxes	(316)	(1,659)	(1,975)	(322)	(2,297)
TOTAL RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES	410	5,365	5,775	356	6,131

Year ended December 31, 2005	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	620	12,327	12,947	720	13,667
Transfers	-	8,072	8,072	268	8,340
TOTAL REVENUES	620	20,399	21,019	988	22,007
Production costs (excluding production taxes)	(93)	(1,672)	(1,765)	(137)	(1,902)
Exploration expense	(192)	(125)	(317)	(1)	(318)
Depreciation, depletion, and amortization	(106)	(718)	(824)	(60)	(884)
Accretion expense	-	(30)	(30)	-	(30)
Taxes other than income taxes	(6)	(11,160)	(11,166)	(285)	(11,451)
Related income taxes	(160)	(1,548)	(1,708)	(181)	(1,889)
TOTAL RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES	63	5,146	5,209	324	5,533

IV. Reserve quantity information

Proved reserves are the estimated quantities of oil and gas reserves which geological and engineering data demonstrate will be recoverable with reasonable certainty in future years from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made). Proved reserves do not include additional quantities of oil and gas reserves that may result from applying secondary or tertiary recovery techniques not yet tested and determined to be economic.

Reserves are estimated using the definitions of reserves prescribed by the US Society of Petroleum Engineers and the World Petroleum Congress requirements. The proved reserves include volumes which are recoverable up to and after license expiry dates.

Proved developed reserves are the quantities of proved reserves expected to be recovered through existing wells with existing equipment and operating methods.

Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgment and are subject to change as additional information becomes available.

Management has included within proved reserves significant quantities which the Group expects to produce after the expiry dates of certain of its current production licenses in the Russian Federation. These licenses expire between 2011 and 2026, with the most significant expiring between 2011 and 2014. Management believes the licenses will be extended to produce subsequent to their current expiry dates. The Group is in the process of extending all of its production licenses in the Russian Federation. The Group has already extended a portion of these licenses and expects to extend the remaining licenses for indefinite periods. To date there have been no unsuccessful license renewal applications.

Estimated net proved oil and gas reserves and changes thereto for the years 2007, 2006 and 2005, are shown in the tables set out below.

Millions of barrels	Consolidated subsidiaries			Group's share in equity companies	Total
	International	Russia	Total		
CRUDE OIL					
January 1, 2005	264	15,252	15,516	456	15,972
Revisions of previous estimates	(43)	29	(14)	(6)	(20)
Purchase of hydrocarbons in place*	174	266	440	(86)	354
Extensions and discoveries	28	472	500	6	506
Production	(15)	(619)	(634)	(30)	(664)
Sales of reserves	-	(34)	(34)	-	(34)
December 31, 2005	408	15,366	15,774	340	16,114
Revisions of previous estimates	15	(278)	(263)	12	(251)
Purchase of hydrocarbons in place	-	226	226	-	226
Extensions and discoveries	14	527	541	10	551
Production	(27)	(648)	(675)	(28)	(703)
Sales of reserves	-	(10)	(10)	-	(10)
December 31, 2006	410	15,183	15,593	334	15,927
Revisions of previous estimates	2	35	37	(23)	14
Purchase of hydrocarbons in place*	-	178	178	(104)	74
Extensions and discoveries	20	463	483	35	518
Production	(26)	(668)	(694)	(19)	(713)
Sales of reserves	(105)	-	(105)	-	(105)
DECEMBER 31, 2007	301	15,191	15,492	223	15,715
PROVED DEVELOPED RESERVES					
December 31, 2005	255	10,070	10,325	258	10,583
December 31, 2006	217	9,714	9,931	245	10,176
DECEMBER 31, 2007	164	9,715	9,879	180	10,059

* Purchase of hydrocarbons in place for equity companies includes transfers of reserves to the consolidated group upon those equity companies becoming subject to consolidation.

The minority interest share included in the above total proved reserves was 559 million barrels, 563 million barrels and 580 million barrels as of December 31, 2007, 2006 and 2005, respectively. The minority interest share included in the above proved developed reserves was 228 million barrels, 191 million barrels and 172 million barrels as of December 31, 2007, 2006 and 2005, respectively. Substantially all minority interests relate to the reserves in the Russian Federation.

Billions of cubic feet	Consolidated subsidiaries			Group's share in equity companies	Total
	International	Russia	Total		
NATURAL GAS					
January 1, 2005	3,029	21,356	24,385	213	24,598
Revisions of previous estimates	402	(520)	(118)	(4)	(122)
Purchase of hydrocarbons in place*	-	8	8	(6)	2
Extensions and discoveries	273	742	1,015	5	1,020
Production	(35)	(155)	(190)	(10)	(200)
December 31, 2005	3,669	21,431	25,100	198	25,298
Revisions of previous estimates	667	795	1,462	5	1,467
Purchase of hydrocarbons in place	-	3	3	-	3
Extensions and discoveries	-	398	398	1	399
Production	(60)	(494)	(554)	(11)	(565)
Sales of reserves	-	(5)	(5)	-	(5)
December 31, 2006	4,276	22,128	26,404	193	26,597
Revisions of previous estimates	506	550	1,056	(2)	1,054
Purchase of hydrocarbons in place*	-	19	19	(14)	5
Extensions and discoveries	207	630	837	7	844
Production	(87)	(482)	(569)	(10)	(579)
DECEMBER 31, 2007	4,902	22,845	27,747	174	27,921

PROVED DEVELOPED RESERVES:					
December 31, 2005	1,102	4,834	5,936	153	6,089
December 31, 2006	1,108	6,234	7,342	138	7,480
DECEMBER 31, 2007	1,369	6,553	7,922	133	8,055

* Purchase of hydrocarbons in place for equity companies includes transfers of reserves to the consolidated group upon those equity companies becoming subject to consolidation.

The minority interest share included in the above total proved reserves was 49 billion cubic feet, 43 billion cubic feet and 23 billion cubic feet as of December 31, 2007, 2006 and 2005, respectively. The minority interest share included in the above proved developed reserves was 30 billion cubic feet, 27 billion cubic feet and 15 billion cubic feet as of December 31, 2007, 2006 and 2005, respectively. Substantially all minority interests relate to the reserves in the Russian Federation.

V. Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Adjustment in this calculation for future price changes is limited to those required by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax net cash flows, less the tax bases of related assets. Discounted future net cash flows have been calculated using a ten percent discount factor. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

The information provided in the tables set out below does not represent management's estimate of the Group's expected future cash flows or of the value of the Group's proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations should not be relied upon as an indication of the Group's future cash flows or of the value of its oil and gas reserves.

	International	Russia	Total consolidated companies	Group's share in equity companies	Total
AS OF DECEMBER 31, 2007					
Future cash inflows	34,051	660,363	694,414	17,892	712,306
Future production and development costs	(13,015)	(442,801)	(455,816)	(4,639)	(460,455)
Future income tax expenses	(2,414)	(48,552)	(50,966)	(3,568)	(54,534)
Future net cash flows	18,622	169,010	187,632	9,685	197,317
Discount for estimated timing of cash flows (10% p.a.)	(9,576)	(106,185)	(115,761)	(4,857)	(120,618)
Discounted future net cash flows	9,046	62,825	71,871	4,828	76,699
Minority share in discounted future net cash flows	-	1,379	1,379	-	1,379

Included as a part of the $460 billion of future production and development costs are $7.8 billion of future dismantlement, abandonment and rehabilitation costs.

	International	Russia	Total consolidated companies	Group's share in equity companies	Total
AS OF DECEMBER 31, 2006					
Future cash inflows	24,767	421,215	445,982	13,896	459,878
Future production and development costs	(9,476)	(284,993)	(294,469)	(5,699)	(300,168)
Future income tax expenses	(2,867)	(30,307)	(33,174)	(2,271)	(35,445)
Future net cash flows	12,424	105,915	118,339	5,926	124,265
Discount for estimated timing of cash flows (10% p.a.)	(6,282)	(66,489)	(72,771)	(3,038)	(75,809)
Discounted future net cash flows	6,142	39,426	45,568	2,888	48,456
Minority share in discounted future net cash flows	-	1,158	1,158	-	1,158

Included as a part of the $300 billion of future production and development costs are $6.6 billion of future dismantlement, abandonment and rehabilitation costs.

	International	Russia	Total consolidated companies	Group's share in equity companies	Total
AS OF DECEMBER 31, 2005					
Future cash inflows	21,028	375,279	396,307	12,290	408,597
Future production and development costs	(9,471)	(200,288)	(209,759)	(4,513)	(214,272)
Future income tax expenses	(3,563)	(40,135)	(43,698)	(2,220)	(45,918)
Future net cash flows	7,994	134,856	142,850	5,557	148,407
Discount for estimated timing of cash flows (10% p.a.)	(4,140)	(86,622)	(90,762)	(2,898)	(93,660)
Discounted future net cash flows	3,854	48,234	52,088	2,659	54,747
Minority share in discounted future net cash flows	-	1,730	1,730	-	1,730

Included as a part of the $214 billion of future production and development costs are $5.6 billion of future dismantlement, abandonment and rehabilitation costs.

VI. Principal sources of changes in the standardized measure of discounted future net cash flows

CONSOLIDATED COMPANIES	2007	2006	2005
DISCOUNTED PRESENT VALUE AS AT JANUARY 1	45,568	52,088	35,106
Net changes due to purchases and sales of minerals in place	(46)	571	1,761
Sales and transfers of oil and gas produced, net of production costs	(11,848)	(9,014)	(7,771)
Net changes in prices and production costs estimates	75,908	17,496	24,556
Net changes in mineral extraction taxes	(43,384)	(30,592)	(5,770)
Extensions and discoveries, less related costs	2,947	1,753	2,619
Development costs incurred during the period	2,308	2,383	2,495
Revisions of previous quantity estimates	980	223	(320)
Net change in income taxes	(6,562)	4,002	(5,346)
Other changes	185	(300)	149
Accretion of discount	5,815	6,958	4,609
DISCOUNTED PRESENT VALUE AT DECEMBER 31	71,871	45,568	52,088

GROUP'S SHARE IN EQUITY COMPANIES	2007	2006	2005
DISCOUNTED PRESENT VALUE AS AT JANUARY 1	2,888	2,659	1,940
Net changes due to purchases and sales of minerals in place	(367)	-	(473)
Sales and transfers of oil and gas produced, net of production costs	(739)	(728)	(565)
Net changes in prices and production costs estimates	3,622	906	2,389
Net changes in mineral extraction taxes	(643)	(632)	(455)
Extensions and discoveries, less related costs	1,020	45	62
Development costs incurred during the period	74	47	124
Revisions of previous quantity estimates	(716)	153	(82)
Net change in income taxes	(629)	(13)	(432)
Other changes	(38)	104	(88)
Accretion of discount	356	347	239
DISCOUNTED PRESENT VALUE AT DECEMBER 31	4,828	2,888	2,659

TOTAL	2007	2006	2005
DISCOUNTED PRESENT VALUE AS AT JANUARY 1	48,456	54,747	37,046
Net changes due to purchases and sales of minerals in place	(413)	571	1,288
Sales and transfers of oil and gas produced, net of production costs	(12,587)	(9,742)	(8,336)
Net changes in prices and production costs estimates	79,530	18,402	26,945
Net changes in mineral extraction taxes	(44,027)	(31,224)	(6,225)
Extensions and discoveries, less related costs	3,967	1,798	2,681
Development costs incurred during the period	2,382	2,430	2,619
Revisions of previous quantity estimates	264	376	(402)
Net change in income taxes	(7,191)	3,989	(5,778)
Other changes	147	(196)	61
Accretion of discount	6,171	7,305	4,848
DISCOUNTED PRESENT VALUE AT DECEMBER 31	76,699	48,456	54,747

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following report represents management's discussion and analysis of the financial condition and results of operations of OAO LUKOIL as of December 31, 2007, and each of the years ended December 31, 2007, 2006 and 2005, and significant trends that may affect its future performance. It should be read in conjunction with our US GAAP consolidated financial statements and notes and supplemental oil and gas disclosure.

References to "LUKOIL", "the Company", "the Group", "we" or "us" are references to OAO LUKOIL and its subsidiaries and equity affiliates. All dollar amounts are in millions of US dollars, unless otherwise indicated. Tonnes of crude oil produced are translated into barrels using conversion rates characterizing the density of oil from each of our oilfields. Tonnes of crude oil purchased as well as other operational indicators expressed in barrels were translated into barrels using an average conversion rate of 7.33 barrels per tonne. Translations of cubic meters to cubic feet were made at the rate of 35.31 cubic feet per cubic meter. Translations of barrels of crude oil into barrels of oil equivalent ("BOE") were made at the rate of 1 barrel per BOE and of cubic feet into BOE at the rate of 6 thousand cubic feet per BOE.

This report includes forward-looking statements – words such as "believes", "anticipates", "expects", "estimates", "intends", "plans", etc. – that reflect management's current estimates and beliefs, but are not guarantees of future results. Please see "Forward-looking statement" on page 183 for a discussion of some of the factors that could cause actual results to differ materially.

KEY FINANCIAL AND OPERATIONAL RESULTS

	2007	Change to 2006 %	2006	Change to 2005, %	2005
Sales (millions of US dollars)	**81,891**	**21.0**	**67,684**	**21.4**	**55,774**
Net income (millions of US dollars)	**9,511**	**27.1**	**7,484**	**16.2**	**6,443**
EBITDA (millions of US dollars)	**15,388**	**25.1**	**12,299**	**18.2**	**10,404**
Earnings per share of common stock (US dollars)					
Basic earnings (US dollars)	**11.48**	**26.7**	**9.06**	**14.5**	**7.91**
Diluted earnings (US dollars)	**11.48**	**27.0**	**9.04**	**16.0**	**7.79**
Hydrocarbon production by the Group including our share in equity affiliates (thousands of BOE)	**795,099**	**1.5**	**783,194**	**12.3**	**697,429**
Crude oil production by the Group including our share in equity affiliates (thousands of tonnes)	**96,645**	**1.5**	**95,235**	**5.6**	**90,158**
Gas available for sale produced by the Group including our share in equity affiliates (millions of cubic meters)	**13,955**	**2.5**	**13,612**	**141.6**	**5,635**
Refined products produced by our subsidiaries (thousands of tonnes)	**48,819**	**6.9**	**45,670**	**3.4**	**44,182**
Hydrocarbon proved reserves including our share in equity affiliates (millions of BOE)	**20,369**	**-**	**20,360**	**0.1**	**20,330**

During 2007, our net income was $9,511 million, which is $2,027 million, or 27.1%, more than in 2006.

The main factor for improvement of our performance in 2007, was an increase in the international crude oil and refined products prices. On the other side we were affected by growing operating expenses and transportation tariffs. However, the negative effect of these factors was partially mitigated by increased volumes of hydrocarbon production and crude oil refining. These and other drivers impacting the results of our operations are considered below in detail.

SEGMENT INFORMATION

Our operations are divided into three main business segments:

- **Exploration and Production** — which includes our exploration, development and production operations relating to crude oil and natural gas. These activities are primarily located within Russia, with additional activities in Azerbaijan, Kazakhstan, Uzbekistan, the Middle East, Colombia, and Northern and Western Africa.
- **Refining, Marketing and Distribution** — which includes refining and transport operations, marketing and trading of crude oil, natural gas and refined products.
- **Chemicals** — which includes processing and trading of petrochemical products.

Other businesses include banking, finance and other activities. Each of our three main segments is dependent on the other, with a portion of the revenues of one segment being a part of the costs of the other. In particular, our Refining, Marketing and Distribution segment purchases crude oil from our Exploration and Production segment. As a result of certain factors considered in the "Domestic crude oil and refined products prices" section on page 158, benchmarking crude oil market prices in Russia cannot be determined with certainty. Therefore, the prices set for inter-segment purchases of crude oil reflect a combination of market factors, primarily international crude oil market prices, transportation costs, regional market conditions, the cost of refining crude oil and other factors. Accordingly, an analysis of either of these segments on a stand-alone basis could give a misleading impression of those segments' underlying financial position and results of operations. For this reason, we do not analyze either of our main segments separately in the discussion that follows. However we present the financial data for each in Note 23 "Segment information" to our consolidated financial statements.

EXECUTIVE OVERVIEW

RECENT DEVELOPMENTS AND OUTLOOK

The following has been achieved in 2007:

Exploration and Production

- 13 new oil and gas fields were brought on line in 2007 (2006: 11 oil and gas fields).
- In 2007, we prepared the Yuzhnoye Khylchuyu oil field in Timan-Pechora region for development and we plan to start production in mid-2008. We estimate that a production volume of 7.5 million tonnes per year will be reached in 2009.
- In November 2007, we started commercial production on Khauzak gas field in Uzbekistan. This is a part of Kandym-Khauzak-Shady gas project, which is jointly implemented with Uzbekneftegaz National Holding Company. Our share of expenses related to the project is 90%, but our share of revenues is based on other factors such as the stage of project development, recovery of exploration and development costs and increases in project profitability. Such factors as increase in project profitability and recovery of previously incurred expenses will result in our share in the project revenues decreasing. The field's maximum annual production capacity of 12 billion cubic meters is expected to be achieved in 2012.

Refining

- As a result of modernization works performed in 2006, the capacity of our refinery in Nizhny Novgorod increased to 17.0 million tonnes per year in 2007, or by 12.6%.
- In 2007, we completed the first stage of our upgrade program in the Odessa refinery, after completion of the second stage of upgrade an annual capacity will amount 2.8 million tonnes. We plan to put the refinery into operation in the second quarter of 2008.

Marketing

- During 2007, the Company acquired a network of 376 petrol stations in 7 European countries from its related party ConocoPhillips.
- In December 2007, we acquired a network of 55 petrol stations and related infrastructure in Southern region of the Russian Federation.
- The Company aims to respond to changing market conditions on a timely basis. In 2007, our refined products exports and international sales increased by 11.7% in terms of volumes, compared to 2006. As a result, in 2007, we earned additional revenue due to increased refining volumes and continued high refining margins. The increase in refined product sales in 2007 led to a decrease of export and international sales of crude oil by 3.9%.

Other achievements in 2007 are described in detail in other parts of this report.

CHANGES IN THE GROUP STRUCTURE, ACQUISITION AND DISPOSITION OF ASSETS

In March 2008, a Group company acquired 100% of the share capital of the SNG Holdings Ltd. Group for $578 million. The purchase agreement provides for an additional two components of contingent purchase consideration.

- An amount of $100 million payable if an agreed level of proved and probable hydrocarbon reserves are verified by an independent petroleum engineer by June 2008.
- An amount of $100 million payable upon approval of the agreed development program by the Uzbekistan authorities and an agreed minimum production volume of crude oil is achieved by March 2009.

The SNG Holdings Ltd. Group holds a 100% interest in a production sharing agreement in oil and gas condensate fields located in the South-Western Gissar and Ustyurt regions of Uzbekistan. The purpose of the acquisition was to increase the Group's presence in the Uzbekistan oil and gas sector.

In March 2008, a Group company entered into an agreement with a related party, whose management and directors include members of the Group's management and Board of Directors, to acquire a 64.3% interest in OAO UGK TGK-8 ("TGK-8") for approximately $2,117 million. The agreement purchase consideration consists of 23.55 million shares of common stock of the Company (at a market value of approximately $1,620 million) and a cash payment of approximately $497 million. As of March 31, 2008, a Group company had acquired 29.99% of TGK-8. The transaction is expected to be finalized in the second quarter of 2008. TGK-8 is one of the major gas consumers in the Southern Federal District with the annual consumption reaching 6 billion cubic meters per year. Its power plants are located in Astrakhan, Volgograd and Rostov regions, Krasnodar and Stavropol Districts, and the Republic of Dagestan of the Russian Federation. By purchasing TGK-8 LUKOIL expects significant synergies through natural gas supplies from the Company's gas fields located in the Northern Caspian and in Astrakhan region, which will allow the Company to reach efficient gas price. This acquisition is made in accordance with the Company's plans to develop its electric power business.

During 2007, the Group acquired 7.65% of the share capital of OAO LUKOIL-Nizhegorodnefteorgsintez from minority shareholders for $154 million, increasing the Group's ownership to 96.91%. OAO LUKOIL-Nizhegorodnefteorgsintez is a refinery plant located in European Russia.

In December 2007, a Group company committed to a plan to sell 162 petrol stations, located in Pennsylvania and the southern New Jersey of USA, previously acquired from ConocoPhillips in 2004. In February 2008, this company entered into an agreement to sell these petrol stations to a third party investor for $138 million, less estimated amounts to extinguish environmental remediation liabilities of approximately $19 million. The Group will continue to supply petroleum products to these petrol stations under a 15 year supply contract with the new owners. The transaction is expected to be finalized in May 2008. As of December 31, 2007, the Group classified these petrol stations with the carrying value of $134 million as assets held for sale in the consolidated balance sheet, additionally the Group had a liability related to assets held for sale with the carrying value of $14 million included in "Other current liabilities" of the consolidated balance sheet.

In December 2007, a Group company acquired a distribution network of 55 petrol stations and storage facilities in the Rostov region, for $56 million. The acquisition of this distribution network will enable the Company to double petroleum products marketing output in the region. We expect refined products output in this region to increase up to 200 thousand tonnes per year, which represents 12% of the local retail market as a result of this acquisition.

In December 2007, OAO LUKOIL and OAO GAZPROM NEFT established a joint venture, OOO Oil and Gas Company "Regional Development". The Group owns a 49% stake in the authorized capital of the joint venture and OAO GAZPROM NEFT has a 51% stake. The joint venture will be managed on a parity basis and will focus on acquiring rights for subsurface use, geological survey of subsurface areas, exploration and production of hydrocarbons, field development, implementation of infrastructure-related projects, transportation and marketing of produced hydrocarbon materials.

In June 2007, the Group finalized the acquisition of a 100% interest in companies owning 376 petrol stations in Europe, including 156 in Belgium and Luxembourg, 49 in Finland, 44 in the Czech Republic, 30 in Hungary, 83 in Poland and 14 in Slovakia, for $442 million from ConocoPhillips, its related party. We intend to re-brand the stations within one year. The stations located in Finland will be re-branded as Teboil stations. The remaining petrol stations in other European countries will be re-branded as LUKOIL stations.

In November 2006, a Group company entered into an agreement with Mittal Investments S.A.R.L. to sell 50% of its interest in Caspian Investment Resources Ltd. ("Caspian", formerly Nelson Resources Limited), which has exploration and production operations in western Kazakhstan, for $980 million. This transaction was completed on April 20, 2007. In addition, Mittal Investments S.A.R.L. paid a liability in the amount of $175 million, which represented 50% of Caspian's outstanding debt to Group companies.

In January 2007, a Group company acquired the remaining 34% of the share capital of OOO Geoilbent for $300 million. The acquisition increased the Group's ownership in OOO Geoilbent to 100%. Prior to this acquisition the Group accounted for its investment using the equity method of accounting due to the fact that the minority shareholder held substantive participating rights. OOO Geoilbent was an exploration and production company operating in the West Siberian region of the Russian Federation.

In December 2006, the Group sold its 100% stakes in LUKOIL Shelf Limited and LUKOIL Overseas Orient Limited, which owned and operated the Astra jack-up rig for $40 million.

In June 2006, the Group acquired 41.81% of the share capital of OAO Udmurtnefteproduct for $25 million. OAO Udmurtnefteproduct is a Russian refined product distribution company, operating more than 100 petrol stations in the Udmurt Republic of the Russian Federation.

In June 2006, a Group company acquired 100% of the share capital of Khanty-Mansiysk Oil Corporation ("KMOC") from Marathon Oil Corporation for $847 million (including $249 million repayment of KMOC debt). At the date of acquisition KMOC owned 95% of the share capital of OAO Khanty-mansiyskneftegazgeologia and 100% of the share capital of OAO Paitykh Oil and OAO Nazymgeodobycha ("KMOC subsidiaries"). By December 31, 2007, a Group company had acquired the remaining 5% of the share capital of OAO Khantymansiyskneftegazgeologia for $18 million. This acquisition increased the Group's ownership in OAO Khantymansiyskneftegazgeologia to 100%. KMOC's subsidiaries operate oil and gas fields in the West Siberian region of the Russian Federation.

In May 2006, the Group sold its remaining interest in OAO Bank Petrocommerce for $33 million.

In December 2005, the Company made a decision to sell ten tankers. A Group company finalized the sale of eight tankers in May 2006, for a price that approximated their carrying value of $190 million. The sale of the remaining two tankers is expected to be finalized in April 2008, for a price that approximates their carrying value of $70 million. As of December 31, 2007 and 2006, the Group classified these tankers as assets held for sale in the consolidated balance sheets.

During the period from November to December 2005, a Group company acquired 51% of the share capital of OAO Primorieneftegaz for $261 million. Subsequently, in May 2006, a Group company acquired the remaining 49% of the share capital of OAO Primorieneftegaz for 4.165 million shares of common stock of the Company (at a market value of approximately $314 million), thereby increasing the Group's ownership stake in OAO Primorieneftegaz to 100%. OAO Primorieneftegaz is a Russian oil and gas exploration company operating in European Russia.

RESOURCE BASE

Maintaining a stable oil and gas resource base together with providing a high reserve replacement ratio are key elements of our long-term strategy. Following our strategy we secured stable hydrocarbon reserves level in 2007.

The table below summarizes the net oil-equivalent proved reserves of consolidated subsidiaries and our share in equity affiliates:

(millions of BOE)	December 31, 2007	Changes in 2007: Production*	Changes in 2007: Extensions, discoveries and changes in structure	Changes in 2007: Revision of previous estimates	December 31, 2006
Western Siberia	**11,387**	**(509)**	**499**	**163**	**11,234**
Komi Republic	**2,293**	**(95)**	**90**	**(16)**	**2,314**
Ural region	**2,230**	**(88)**	**11**	**92**	**2,215**
Volga region	**1,699**	**(28)**	**15**	**10**	**1,702**
Northern Timan-Pechora	**1,172**	**(15)**	**9**	**(122)**	**1,300**
Other in Russia	**249**	**(16)**	**21**	**(1)**	**245**
Outside Russia	**1,339**	**(58)**	**(17)**	**64**	**1,350**
Proved oil and gas reserves	**20,369**	**(809)**	**628**	**190**	**20,360**
Probable oil and gas reserves	**12,187**				**12,340**
Possible oil and gas reserves	**6,301**				**6,022**

* Gas production shown before own consumption.

Increase of proved reserves as a result of the revision of previous estimates mainly relates to increase in hydrocarbon prices. Nevertheless, in the new production regions the increase in costs exceeded the rate of crude oil price increases, which resulted in negative revisions.

Increase of proved hydrocarbon reserves as a result of geological exploration work amounted to 659 million BOE in 2007.

Acquisitions of licenses for production increased our proved reserves by 26 million BOE.

In 2007, we increased our ownership in Geoilbent up to 100%. This increased our proved hydrocarbon reserves by 30 million BOE. The sale of our 50% share in Caspian in 2007 decreased our reserves by 112 million BOE.

OPERATIONAL HIGHLIGHTS

■ HYDROCARBON PRODUCTION

	2007	2006	2005
Daily production of hydrocarbons, including Company's share in equity affiliates (thousand BOE per day)	**2,178**	**2,145**	**1,911**
- crude oil	**1,953**	**1,926**	**1,820**
- natural and petroleum gas*	**225**	**219**	**91**
Hydrocarbon extraction expenses (US dollar per BOE)	**3.58**	**3.08**	**2.66**

* Gas available for sale (excluding gas produced for our own consumption).

Crude oil production. In 2007, we increased our total daily crude oil production by 1.4%, compared to 2006 (including the Company's share in equity affiliates) and produced 713 million barrels, or 96.6 million tonnes.

The following table represents our production in 2007 and 2006 by major regions.

(thousands of tonnes)	2007	Change to 2006			2006
		Total, %	Change in structure	Organic change	
Western Siberia	**59,849**	**2.5**	**2,520**	**(1,085)**	**58,414**
Komi Republic	**12,432**	**6.0**	**-**	**701**	**11,731**
Ural region	**11,183**	**3.0**	**-**	**328**	**10,855**
Volga region	**3,017**	**0.5**	**-**	**16**	**3,001**
Northern Timan-Pechora	**2,144**	**14.7**	**-**	**274**	**1,870**
Other in Russia	**2,110**	**2.5**	**-**	**51**	**2,059**
Crude oil production in Russia	**90,735**	**3.2**	**2,520**	**285**	**87,930**
Crude oil produced internationally	**3,412**	**(5.4)**	**(687)**	**492**	**3,607**
TOTAL CRUDE OIL PRODUCED BY CONSOLIDATED SUBSIDIARIES	**94,147**	**2.9**	**1,833**	**777**	**91,537**
Our share in crude oil production of equity affiliates:					
in Russia	**365**	**(77.6)**	**(1,287)**	**21**	**1,631**
outside Russia	**2,133**	**3.2**	**-**	**66**	**2,067**
TOTAL CRUDE OIL PRODUCTION	**96,645**	**1.5**	**546**	**864**	**95,235**

The main oil producing region of the Company is Western Siberia. In the oil fields of Western Siberia the Company produced 63.6% of its crude oil in 2007 (63.8% in 2006).

Delays in putting the Yuzhnoye Khylchuyu oil field in Timan-Pechora region into production resulted in slower growth in crude oil production in 2007. We expect to begin production from this field in mid-2008 with approximate planned annual production of 7.5 million tonnes to be reached from 2009. We are close to finalizing infrastructure construction works related to this field including construction of the offshore ice-resistant terminal in Varandey. This oil field is developed within our strategic partnership with ConocoPhillips.

The organic decline of crude oil production in Western Siberia was compensated by an increase as a result of structural changes. Structural increase in crude oil production in Western Siberia was due to acquisition of the remaining interest in OOO Geoilbent in January 2007, and dismantling by OOO LUKOIL-Western Siberia and Brazos Petroleum Overseas Limited (a Group affiliated company) their joint activity at the end of 2006. Before 2007, the crude oil production of Geoilbent and the joint activity were accounted for using equity method. Beginning from 2007, all crude oil production of the former joint activity was transferred to OOO LUKOIL-Western Siberia. In June 2006, we acquired KMOC and it's subsidiaries, which produced 645 thousand tonnes of crude oil in January-May 2007. Structural changes in overseas crude oil production reflect the changes in ownership of Caspian, where the Group reduced its interest from 100% to 50% in the end of April 2007.

In addition to our production, we purchase crude oil in Russia and on international markets. In Russia we primarily purchase crude oil from affiliated producing companies and other producers, including vertically integrated oil companies that lack refining capacity or are unable to export their crude oil. Then we may either refine or export purchased crude oil. Crude oil purchased on international markets is used for trading activities, for supplying our overseas refineries or for processing at third parties refineries. During 2007, we purchased 1,534 thousand tonnes in order to process at our and at third parties' refineries, compared to 2,293 thousand tonnes during 2006. The decrease in external crude oil purchases was due to increased refining of crude oil produced by the Group to maximize the benefit of high refining margins.

	2007		2006		2005	
	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)
Crude oil purchases in Russia	**345**	**47**	**13,561**	**1,850**	**10,760**	**1,468**
Crude oil purchases internationally	**32,802**	**4,475**	**37,390**	**5,101**	**69,122**	**9,430**
TOTAL CRUDE OIL PURCHASED	**33,147**	**4,522**	**50,951**	**6,951**	**79,882**	**10,898**

In 2007, the volume of crude oil purchased in Russia substantially decreased as a result of changes in the Group structure. The crude oil purchased in 2006 included transactions with our former 66% equity affiliate OOO Geoilbent. In January 2007, we acquired the remaining 34% of OOO Geoilbent, thereby increasing the Group's ownership stake to 100%. The decrease in volume of crude oil purchased internationally was primarily due to decreased purchases for refining.

Gas production. In 2007, we produced 13,955 million cubic meters of gas available for sale (including our share in equity affiliates), an increase by 2.5%, compared to 2006.

We reduced production from the Nakhodkinskoe gas field, where we produced 7,719 million cubic meters of natural gas in 2007, compared to 8,348 million cubic meters in 2006. In June-October 2007, we decreased natural gas supply to OAO Gazprom from the Nakhodkinskoe gas field due to the warm winter. At the same time we increased production of petroleum gas in Western Siberia by 395 million cubic meters, or by 20.2%, compared to 2006 primarily due to a higher level of petroleum gas utilization. Also in 2007, we began production from the Shakh-Deniz field in Azerbaijan where our share in gas production totaled 309 million cubic meters, and from the Khauzak gas field in Uzbekistan, where we produced 136 million cubic meters of natural gas.

In order to ensure continuous supply of natural gas from the Nakhodkinskoe gas field to market, in October 2003, we signed an agreement with OAO Gazprom. In accordance with the agreement OAO Gazprom undertakes to purchase the gas at the Yamburg Compressor Plant and to transport it through the Russian Unified Gas Supply System. In September 2006, we entered into an additional agreement with OAO Gazprom, under which OAO Gazprom undertakes to purchase 8 billion cubic meters of gas annually at a price of 1,059 rubles per 1,000 cubic meters.

REFINING, MARKETING AND TRADING

We operate four refineries located in European Russia and three refineries located overseas — in Bulgaria, Ukraine and Romania. In August 2005, we closed the Odessa refinery to commence a wide-scale upgrade. The test run of the Odessa refinery after the completion of the first stage of the upgrade was held in October 2007. The second stage is planned to be completed by the end of the second quarter of 2008. Annual capacity of the Odessa refinery after completion of the upgrade will be 2.8 million tonnes per year.

Compared to 2006, production at our refineries increased by 6.9%. Russian refineries increased production by 7.8%. In the first quarter of 2007, our refinery throughput in Russia was lower than planned by approximately 0.2 million tonnes due to a fire at the Volgograd refinery in March 2007. We recovered crude oil throughput at the refinery by the end of April 2007, and in the second quarter of 2007, it reached the same production volume as in the respective period of 2006. In the first quarter of 2007, we performed a planned upgrade of our Bulgarian refinery resulting in a slight decrease in output. The above factor resulted in the production of our overseas refineries increasing only by 2.8% in 2007, compared to 2006. A significant increase in production volumes in Russia in 2007, compared to the previous year was primarily due to the increase in capacity of the Nizhny Novgorod refinery from 15.1 to 17.0 million tonnes per year as a result of our modernization program at this refinery.

Production of refined products at our refineries in 2006 increased by 3.4%, compared to 2005. Russian refineries increased production by 6.1%. The production of overseas refineries decreased by 7.7% as a result of the temporary shutdown of the Odessa refinery.

The Group is constantly improving the refined products mix at our refineries in order to produce higher quality and more profitable products. At our Russian refineries we produced 7,218, 6,542 and 4,671 thousand tonnes of Euro 4 and Euro 5 diesel fuel in 2007, 2006 and 2005, respectively. In 2007 and 2006, our production of Euro 3 gasoline amounted to 852 and 548 thousand tonnes, respectively (in 2005 we did not produce Euro 3 gasoline).

Along with our own production of refined products we refined crude oil at third party refineries. In Russia we refined 3,589 thousand tonnes of crude oil at third party refineries primarily to supply our network in the Ural region. To supply our retail networks in Eastern Europe we refined oil at third party refineries in Belorussia and Serbia. In 2007, we decreased processing of our crude oil at Belorussian refineries due to a reduction in profitability resulting from changes in legislation.

Our marketing and trading activities mainly include wholesale and bunkering operations in Western Europe, South-East Asia, Central America and retail operations in the USA, Eastern Europe, the Baltic States and other regions. In 2007, we continued to expand these activities in Central Europe. As a result of this expansion, the total volume of refined products purchased from third parties for wholesale and to supply retail networks increased to 38,694 thousand tonnes or $23,883 million in 2007 (compared to 35,928 thousand tonnes or $19,413 million in 2006, and 32,225 thousand tonnes or $15,021 million in 2005).

In Russia we purchase refined products on occasion, primarily to manage supply chain bottlenecks.

The following table represents volumes of refinery throughput, refined products produced and purchased.

	2007	2006	2005
		(thousand barrels per day)	
Own refinery throughput	**1,044**	**978**	**945**
Refinery throughput at third parties refineries	**93**	**100**	**57**
TOTAL REFINERY THROUGHPUT	**1,137**	**1,078**	**1,002**
		(thousand of tonnes)	
Refined products produced at the Group refineries in Russia*	**40,381**	**37,459**	**35,290**
Refined products produced at the Group refineries outside Russia	**8,438**	**8,211**	**8,892**
TOTAL REFINED PRODUCTS PRODUCED AT THE GROUP REFINERIES	**48,819**	**45,670**	**44,182**
Refined products produced at the third party refineries in Russia	**3,270**	**3,002**	**1,497**
Refined products produced at the third party refineries outside Russia	**945**	**1,586**	**1,159**
TOTAL REFINED PRODUCTS PRODUCED AT THE THIRD PARTY REFINERIES	**4,215**	**4,588**	**2,656**
Refined products purchased in Russia	**1,543**	**919**	**1,394**
Refined products purchased internationally	**38,745**	**36,034**	**32,238**
TOTAL REFINED PRODUCTS PURCHASED	**40,288**	**36,953**	**33,632**

* Excluding production of mini refineries.

EXPORTS OF CRUDE OIL AND REFINED PRODUCTS FROM RUSSIA

In 2007, our export of crude oil from Russia was 4.5% less than in 2006. During 2007, we exported 46.5% of our total domestic crude oil production (50.2% in 2006, and 54.4% in 2005). 2.4% of our crude oil produced in Russia was exported bypassing the trunk oil pipeline system of OAO AK Transneft ("Transneft") (3.0% in 2006 and 8.7% in 2005). In spite of the overall decrease of our crude oil export from Russia we continue to increase our export by means of Baltic Pipeline System ("BPS"). The volume of crude oil, exported using the BPS (through the Primorsk terminal), increased in 2007 up to 14,022 thousand tonnes (2006 — 13,662 thousand tonnes, 2005 — 9,713 thousand tonnes).

The crude oil exported through our own export infrastructure was 1,857 thousand tonnes in 2007, 13.6% less than in 2006 due to a decrease in volumes exported through the Svetly terminal. This reduction was mainly due to optimization of export routs and a shift of some crude oil volumes from export to refining.

The Group owns and operates the Vysotsk export terminal. In September 2006, we completed the construction of the Vysotsk terminal and its current capacity can be expanded up to 15 million tonnes per year. Currently we use the terminal to export refined products: in 2007, we exported 10,518 thousand tonnes of refined products through this terminal (in 2006 — 8,423 thousand tonnes, in 2005 — 5,065 thousand tonnes). In the future we expect to use the terminal to export both crude oil and refined products, depending on market conditions.

In 2007, we exported from Russia 25.1 million tonnes of refined products, an increase of 22.0%, compared to 2006. We export from Russia primarily diesel fuel, fuel oil and gasoil. These products account for approximately 85% of our refined products export volumes.

The volumes of crude oil exported from Russia by our subsidiaries are summarized as follows:

	2007		2006		2005	
	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)
Exports of crude oil using Transneft export routes	293,163	39,995	304,034	41,478	282,418	38,529
Exports of crude oil bypassing Transneft	15,818	2,158	19,461	2,655	53,421	7,288
TOTAL CRUDE OIL EXPORTS	308,981	42,153	323,495	44,133	335,839	45,817

MAIN MACROECONOMIC FACTORS AFFECTING OUR RESULTS OF OPERATION

CHANGE IN THE PRICE OF CRUDE OIL AND REFINED PRODUCTS

The price at which we sell crude oil and refined products is the primary driver of our revenues. During 2007, the Brent crude oil price fluctuated between $50 and $96 per barrel and reached its peak of $95.03 at the end of December.

In the beginning of the year lower oil prices were caused by warm weather in the Northern hemisphere and excessive stocks. The oil price has further increased due to restrictions put on production volumes by OPEC, which led to reduction in oil stocks, growing oil demand and decline of oil production in some regions, political instability in the main oil production regions and negative climatic factors, and weakening of the US dollar.

According to the International Energy Agency (IEA), in 2007, the world demand for crude oil and, subsequently, refined products increased by 1.4%, compared to 2006, averaging 86.0 million barrels per day. In 2007, based on OPEC data, its actual daily production amounted to 31.0 million barrels per day, or 1.5% less than in 2006. This situation can be viewed as an indicator that crude oil prices may remain relatively high in the medium-term. However due to the speculative nature of the crude oil price the probability of a price correction remains high. The depth of the correction would depend on OPEC actions.Substantially all of the crude oil that we export is Urals blend.

The following table shows the average crude oil and refined product prices for 2007, 2006 and 2005.

	2007	Change to 2006, %	2006	Change to 2005, %	2005
	(in US dollars per barrel, except for figures in percent)				
Brent crude	**72.39**	**11.1**	**65.16**	**20.0**	**54.31**
Urals crude (CIF Mediterranean)*	**69.38**	**13.1**	**61.37**	**21.1**	**50.67**
Urals crude (CIF Rotterdam)*	**69.16**	**12.9**	**61.23**	**22.2**	**50.12**
	(in US dollars per metric tonne, except for figures in percent)				
Fuel oil 3.5% (FOB Rotterdam)	**339.00**	**18.2**	**286.91**	**24.8**	**229.92**
Diesel fuel (FOB Rotterdam)	**634.09**	**9.7**	**577.92**	**14.4**	**505.01**
High-octane gasoline (FOB Rotterdam)	**695.97**	**12.4**	**619.29**	**15.9**	**534.11**

Source: Platts.

* The Company sells crude oil on foreign markets on various delivery terms. Thus, our average realized sale price of oil on international markets differs from the average prices of Urals blend on Mediterranean and Northern Europe markets.

DOMESTIC CRUDE OIL AND REFINED PRODUCTS PRICES

Substantially all crude oil produced in Russia is produced by vertically integrated oil companies such as ours. As a result, most transactions are between affiliated entities within vertically integrated groups. Thus, there is no concept of a benchmark domestic market price for crude oil. The price of crude oil that is produced but not refined or exported by one of the vertically integrated oil companies is generally determined on a transaction-by-transaction basis against a background of world market prices, but with no direct reference or correlation. At any time there may exist significant price differences between regions for similar quality crude oil as a result of the competition and economic conditions in those regions. At the same time it should be noted that in 2006 and 2007 our domestic crude oil sales prices were nearly at the level of our export net back price.

Domestic prices for refined products are determined to some extent by world market prices, but they are also directly affected by local demand and competition.

The table below represents average domestic wholesale prices of refined products in 2007, 2006 and 2005.

	2007	Change from 2006, %	2006	Change from 2005, %	2005
	(in US dollars per metric tonne, except for figures in percent)				
Fuel oil	**194.19**	**10.9**	**175.07**	**42.9**	**122.54**
Diesel fuel	**503.84**	**6.4**	**473.44**	**12.8**	**419.74**
High-octane gasoline (Regular)	**631.93**	**13.0**	**559.11**	**14.9**	**486.71**
High-octane gasoline (Premium)	**712.81**	**15.5**	**617.41**	**15.9**	**532.52**

Source: Kortes (excluding VAT).

CHANGES IN THE US DOLLAR-RUBLE EXCHANGE RATE AND INFLATION

A substantial part of our revenues is either denominated in US dollars or is correlated to some extent with US dollar crude oil prices, while most of our costs in the Russian Federation are settled in Russian rubles. Therefore, ruble inflation and movements of exchange rates can significantly affect the results of our operations. In particular, the real appreciation of the ruble against the US dollar will generally cause our costs to increase in US dollar terms. However, an increase of the ruble denominated revenue in Russia in the US dollar terms reduces this adverse effect.

The following table gives data on inflation in Russia, the change in the ruble-dollar exchange rate, and the level of real ruble appreciation.

	2007	2006	2005
Ruble inflation (CPI), %	11.9	9.1	10.9
Change of the ruble-dollar exchange rate, %	6.8	8.5	(3.7)
Real appreciation of the ruble against the US dollar*, %	20.0	19.3	6.9
Average exchange rate for the period (ruble to US dollar)	25.58	27.19	28.29
Exchange rate at the end of the period (ruble to US dollar)	24.55	26.33	28.78

* Devaluation of purchasing power of the US dollar in the Russian Federation is calculated on the basis of the ruble-dollar exchange rates and the level of inflation in Russia.

TAX BURDEN

Given the relative size of our activities in Russia, our tax profile is largely determined by the taxes payable in Russia (based on records maintained under Russian legislation — not US GAAP). In 2007, 2006 and 2005, the tax charge on the operations in Russia was approximately 85% of our total tax charge.

In addition to income taxes, we are subject to a number of other taxes in Russia, many of which are based on revenue or volumetric measures

Other taxes to which we are subject include:

- mineral extraction tax
- social taxes
- excise and export tariffs
- VAT
- property tax
- other local and regional taxes

The effective rates of total taxes and tariffs (total taxes, including income taxes, taxes other than on income and excise and export tariffs, divided by income before taxes and tariffs) for 2007, 2006 and 2005, respectively, were 74%, 77% and 74%. In 2007, tax expenses in Russia were about 52% of the domestic and export sales revenue of Russian companies of the Group.

The measures that we use for tax planning and management strategies have been based on our understanding of tax legislation existing at the time of implementation of these measures. We are subject to tax authority audits on an ongoing basis, as is normal in the Russian environment, and, at times, the authorities have attempted to impose significant additional taxes on us. We believe that we have adequately met and provided for tax liabilities based on our interpretation of existing tax legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

The following table represents average enacted rates for taxes specific to the oil industry in Russia for the respective periods.

		2007*	Change to 2006, %	2006*	Change to 2005, %	2005*
EXPORT TARIFFS ON CRUDE OIL	$/tonne	206.70	4.9	197.01	50.8	130.62
EXPORT TARIFFS ON REFINED PRODUCTS						
Light distillates (gasoline), middle distillates (jet fuel), diesel fuel and gasoils	$/tonne	151.59	5.7	143.40	55.4	92.26
Liquid fuels (fuel oil)	$/tonne	81.64	5.7	77.27	46.5	52.73
EXCISE ON REFINED PRODUCTS						
Straight-run gasoline	RUR/tonne	2,657.00	-	2,657.00	-	-
High-octane gasoline	RUR/tonne	3,629.00	-	3,629.00	-	3,629.00
Low-octane gasoline	RUR/tonne	2,657.00	-	2,657.00	-	2,657.00
Diesel fuel	RUR/tonne	1,080.00	-	1,080.00	-	1,080.00
Motor oils	RUR/tonne	2,951.00	-	2,951.00	-	2,951.00
MINERAL EXTRACTION TAX						
Crude oil	RUR/tonne	2,472.67	9.1	2,265.69	20.8	1,876.26
Natural gas	RUR/1,000 m³	147.00	-	147.00	8.9	135.00

* Average values.

Tax rates set in rubles and translated at the average exchange rates for the respective periods are as follows:

		2007*	Change to 2006, %	2006*	Change to 2005, %	2005*
EXCISE ON REFINED PRODUCTS						
Straight-run gasoline	$/tonne	**103.88**	**6.3**	**97.74**	-	-
High-octane gasoline	$/tonne	**141.89**	**6.3**	**133.49**	**4.1**	**128.29**
Low-octane gasoline	$/tonne	**103.88**	**6.3**	**97.74**	**4.1**	**93.93**
Diesel fuel	$/tonne	**42.23**	**6.3**	**39.73**	**4.1**	**38.18**
Motor oils	$/tonne	**115.38**	**6.3**	**108.55**	**4.1**	**104.33**
MINERAL EXTRACTION TAX						
Crude oil	$/tonne	**96.68**	**16.0**	**83.34**	**25.7**	**66.32**
Natural gas	$/1,000 m³	**5.75**	**6.3**	**5.41**	**13.4**	**4.77**

* Average values.

Changes in the tax rates specific to the oil industry in Russia in 2007, compared to 2006 were a result of the movements in the Urals crude oil price. These rates are linked to international crude oil price and change in line with them. The methods to determine the rates for such taxes are presented below.

Crude oil extraction tax rate. Before December 31, 2006, the crude oil extraction tax rate was calculated as follows. The base rate is 419 rubles per metric tonne extracted and it is adjusted depending on the international market price of Urals blend and the ruble exchange rate. The tax rate is zero when the average Urals blend international market price for a tax period is less than or equal to $9.00 per barrel. Each $1.00 per barrel increase in the international Urals blend price over the threshold ($9.00 per barrel) results in an increase of the tax rate by $1.61 per tonne extracted (or $0.22 per barrel extracted using a conversion factor of 7.33).

Effective from January 1, 2007, the crude oil extraction tax rate varies depending on the development and depletion of a particular oilfield. The tax rate is zero for extra-heavy crude oil and for crude oil produced in certain regions of Eastern Siberia, depending on the period and volume of production. For crude oil produced in other regions the tax rate calculation described above should be multiplied by a coefficient characterizing the depletion of a particular oilfield. The coefficient is equal to 1.0 for the oilfields with depletion below 80%. Each 1% increase of depletion of a particular oilfield above 80% results in a decrease of the coefficient by 0.035. The minimum value of the coefficient is 0.3. The depletion level assessment is based on crude oil production and reserves information reported to the Russian government.

Natural gas extraction tax rate. Mineral extraction tax on natural gas production is calculated using a flat rate. The current rate of 147 rubles per thousand of cubic meters of natural gas extracted has been effective since January 1, 2006.

Crude oil export duty rate is calculated on a progressive scale. The rate is zero when the average Urals blend international market price is less than or equal to approximately $15.00 per barrel ($109.50 per metric tonne). If the Urals blend price is in a layer between $15.00 and $20.00 per barrel ($146.00 per metric tonne), each $1.00 per barrel increase in the Urals blend price over the layer's lower bound results in an increase of the crude oil export duty rate by $0.35 per barrel exported. If the Urals blend price is in a layer between $20.00 and $25.00 per barrel ($182.50 per metric tonne), each $1.00 per barrel increase in the Urals blend price over the layer's lower bound results in an increase of the crude oil export duty rate by $0.45 per barrel exported. Each $1.00 per barrel increase in the Urals blend price over $25.00 per barrel results in an increase of the crude oil export duty rate by $0.65 per barrel exported.

The Russian government sets export tariff rates for two-month periods. The rates in a specific two-month period are based on Urals blend international market prices in the preceding two months. Thus, the calculation method that the Russian government employs to determine export tariff rates results in a two-month gap between movements in crude oil prices and the revision of the export duty rate based on those crude oil prices.

Export duty rates on refined products are set by the Russian government. The rate of export duty depends on internal demand for refined products and international crude oil market conditions.

Crude oil and refined products exported to CIS countries, other than Ukraine, are not subject to export duties. On January 1, 2007, customs regulations between Russia and Belorussia were changed. Crude oil exported from Russia to Belorussia is now subject to export duties. The latest amendments made by customs authorities set a coefficient of 0.293 to be applied from February 1, 2007 to the regular export duty rate set by the Russian Government for calculation of export duty on crude oil exports from Russia to Belorussia.

TRANSPORTATION OF CRUDE OIL AND REFINED PRODUCTS IN RUSSIA

The main Russian crude oil production regions are remote from the main crude oil and refined products markets. Therefore, access of crude oil production companies to the markets is dependent on the extent of diversification of transport infrastructure and access to it. As a result, transportation cost is an important macroeconomic factor affecting our net income.

Transportation of crude oil produced in Russia to refineries and export destinations is performed primarily through the trunk oil pipeline system of state-owned Transneft. Access to the Transneft crude oil export pipeline network is allocated quarterly, based on recent volumes produced and delivered through the pipeline and proposed export destinations. The crude oil transported by Transneft is Urals blend — a mix of crude oils of various qualities, therefore Russian companies, which produce crude oil of a higher quality, can not obtain benefits from selling it using Transneft's pipeline. Alternative access to international markets bypassing Transneft export routes can be obtained through railroad transport, by tankers, and own export infrastructure of oil producing companies. Our own export infrastructure includes the Vysotsk terminal in the Leningrad region, the Varandey terminal in the Nenetsky Autonomous District and the Svetly terminal in the Kaliningrad region. We use the Varandey terminal to export crude oil produced by our joint venture with ConocoPhillips located in Northern Timan-Pechora. The Svetly terminal exports crude oil primarily produced by OOO LUKOIL-Kaliningradmorneft, our subsidiary operating in the Kaliningrad region, and refined products.

Transportation of refined products in Russia is performed by railway transport and pipeline system of OAO AK Transnefteproduct. Russian railway infrastructure is owned and operated by OAO Russian Railways. Both companies are state-owned. Besides transportation of refined products OAO Russian Railways provides oil companies with crude oil transportation services. We transport the major part of our refined products by railway transport.

As the activities of the above mentioned companies fall under the scope of natural monopolies, the fundamentals of their tariff policies are defined by the state authorities to ensure the balance of interests of the state and all participants in the transportation process. Transportation tariffs of natural monopolies are set by the Federal Service for Tariffs of the Russian Federation ("FST"). The tariffs are dependent on transport destination, delivery volume, distance of transportation, and several other factors. Changes in the tariffs depend on inflation forecasts by the Ministry of Economic Development and Trade of the Russian Federation, the investment needs of owners of transport infrastructure, other macroeconomic factors, and compensation of economically reasonable expenses, incurred by entities of natural monopolies. Tariffs are to be revised by FST at least annually.

According to the Federal Statistics Service of the Russian Federation, during 2007, transportation tariffs increased as follows: transportation of crude oil by pipeline — 9.9%, transportation of refined products by pipeline — 17.2%, transportation by railway — 7.7%. These amounts differ from actual changes in tariffs for transportation of crude oil and refined products by the Group for the period considered due to the specifics in the routes and geography of our supplies from the Russian transportation averages.



YEAR ENDED DECEMBER 31, 2007, COMPARED TO YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

The table below details certain income and expense items from our consolidated statements of income for the periods indicated.

	2007	2006	2005
		(millions of US dollars)	
REVENUES			
Sales (including excise and export tariffs)	81,891	67,684	55,774
Equity share in income of affiliates	347	425	441
TOTAL REVENUES	82,238	68,109	56,215
COSTS AND OTHER DEDUCTIONS			
Operating expenses	(6,172)	(4,652)	(3,443)
Cost of purchased crude oil, gas and products	(27,982)	(22,642)	(19,590)
Transportation expenses	(4,457)	(3,600)	(3,371)
Selling, general and administrative expenses	(3,207)	(2,885)	(2,578)
Depreciation, depletion and amortization	(2,172)	(1,851)	(1,315)
Taxes other than income taxes	(9,367)	(8,075)	(6,334)
Excise and export tariffs	(15,033)	(13,570)	(9,931)
Exploration expense	(307)	(209)	(317)
(Loss) gain on disposals and impairments of assets	(123)	(148)	52
INCOME FROM OPERATING ACTIVITIES	13,418	10,477	9,388
Interest expense	(333)	(302)	(275)
Interest and dividend income	135	111	96
Currency translation gain (loss)	93	169	(134)
Other non-operating expense	(240)	(118)	(44)
Minority interest	(55)	(80)	(121)
INCOME BEFORE INCOME TAXES	13,018	10,257	8,910
Current income taxes	(3,410)	(2,906)	(2,301)
Deferred income taxes	(97)	133	(166)
TOTAL INCOME TAX EXPENSE	(3,507)	(2,773)	(2,467)
NET INCOME	9,511	7,484	6,443
Basic earnings per share of common stock (in US dollars)	11.48	9.06	7.91
Diluted earnings per share of common stock (in US dollars)	11.48	9.04	7.79

The analysis of the main financial indicators of the financial statements is provided below.

SALES REVENUES

SALES BREAKDOWN	2007	2006	2005
		(millions of US dollars)	
CRUDE OIL			
Export and sales on international markets other than CIS	18,346	16,859	15,589
Export and sales to CIS	912	790	778
Domestic sales	440	376	120
	19,698	18,025	16,487
REFINED PRODUCTS			
EXPORT AND SALES ON INTERNATIONAL MARKETS			
Wholesale	37,971	30,302	22,923
Retail	9,183	7,157	6,293
DOMESTIC SALES			
Wholesale	5,862	5,431	4,753
Retail	3,721	2,720	1,972
	56,737	45,610	35,941
PETROCHEMICALS			
Export and sales on international markets	1,569	1,260	1,134
Domestic sales	733	569	469
	2,302	1,829	1,603
OTHER	3,154	2,220	1,743
TOTAL SALES	81,891	67,684	55,774

	2007	2006	2005
CRUDE OIL		(thousands of barrels)	
Export and sales on international markets other than CIS	268,974	278,972	312,712
Export and sales to CIS	19,879	21,682	23,852
Domestic sales	11,757	13,363	4,926
CRUDE OIL		(thousands of tonnes)	
Export and sales on international markets other than CIS	36,695	38,059	42,662
Export and sales to CIS	2,712	2,958	3,254
Domestic sales	1,604	1,823	672
	41,011	42,840	46,588
REFINED PRODUCTS		(thousands of tonnes)	
EXPORT AND SALES ON INTERNATIONAL MARKETS			
Wholesale	64,394	57,558	49,549
Retail	7,910	7,171	7,117
DOMESTIC SALES			
Wholesale	13,704	15,155	16,421
Retail	4,853	3,995	3,549
	90,861	83,879	76,636
TOTAL SALES VOLUME OF CRUDE OIL AND REFINED PRODUCTS	131,872	126,719	123,224

REALIZED AVERAGE SALES PRICES	2007		2006		2005	
	($/barrel)	($/tonne)	($/barrel)	($/tonne)	($/barrel)	($/tonne)
AVERAGE REALIZED PRICE INTERNATIONAL						
Oil (excluding CIS)	**68.21**	**499.96**	**60.43**	**442.96**	**49.85**	**365.41**
Oil (CIS)	**45.86**	**336.15**	**36.46**	**267.22**	**32.63**	**239.20**
Refined products						
Wholesale		**589.66**		**526.46**		**462.61**
Retail		**1 160.90**		**998.05**		**884.30**
AVERAGE REALIZED PRICE WITHIN RUSSIA						
Oil	**37.43**	**274.37**	**28.16**	**206.43**	**24.44**	**179.15**
Refined products						
Wholesale		**427.74**		**358.38**		**289.41**
Retail		**766.67**		**680.79**		**555.80**

During 2007, our revenues increased by $14,207 million, or by 21.0%, compared to 2006 (in 2006 by $11,910 million, or by 21.4%, compared to 2005).

The total volume of crude oil and refined products sold was 132 million tonnes, which represents an increase of 4.1%, compared to 2006. Our revenues from crude oil sales increased by $1,673 million, or by 9.3%, compared to 2006 (in 2006 by $1,538 million, or by 9.3%, compared to 2005). Our sales of refined products increased in 2007 by $11,127 million, or by 24.4%, compared to 2006 (in 2006 by $9,669 million, or by 26.9%, compared to 2005).

Sales of crude oil and refined products on international markets, including the CIS, accounted for 84.7% of the total sales volume in 2007 (in 2006 — 83.4%, and in 2005 — 83.3%).

The increase in sales was principally due to the following:

- increase in hydrocarbon prices
- increase in crude oil refining, resulting from high refining margins
- increase in trading activities
- increase in total volume of crude oil production

SALES OF CRUDE OIL

2007 vs. 2006

The 9.3% increase in our total crude oil sales from 2006 to 2007 was attributable primarily to an increase in our international crude oil sales revenues (excluding CIS). This sales revenue, which accounted for approximately 93.1% of our total crude oil sales revenue in 2007 and 93.5% in 2006, increased by 8.8% primarily due to an increase in sales prices by 12.9%. At the same time the total volume of crude oil sales decreased by 3.6%, compared to 2006 as a result of increased crude oil refining in Russia.

2006 vs. 2005

In 2006, we reduced exports of crude oil from Russia by 1,684 thousand tonnes, or by 3.7%. However, revenue from crude oil sales on international markets increased by 7.8%, compared to the previous year. The effect of reduced volumes of exports from Russia and our crude oil trading activities on international markets was offset by the growth of crude oil prices.

During 2006, we increased our sales of crude oil on the domestic market, compared to 2005 by 1,151 thousand tonnes, or by 171.3%, in order to take advantage of the increased profitability of domestic sales.

SALES OF REFINED PRODUCTS

2007 vs. 2006

In 2007, sales of refined products was 69.3% of our total revenues (68.9% in terms of volumes sold), compared to 67.3% (66.3% — in terms of volumes) in 2006. In 2007, the portion of our domestic refined product sales was 14.1% of the total tonnes sold (in 2006 — 15.2%), and represented 11.7% of our total revenues (in 2006 — 12.0%). The decrease in our domestic refined products sales as a percentage of total refined products sales was due to the expansion of our international activities, including the increase of export from Russia.

The average realized wholesale price of refined products outside Russia increased by $63.20 per tonne, or by 12.0%, compared to 2006. Wholesale volumes of refined products sold outside Russia increased by 6,836 thousand tonnes, or by 11.9%, primarily due to increased volumes of export from Russia. As a result, our revenue from the wholesale sales of refined products outside Russia increased by $7,669 million, or by 25.3%.

During 2007, retail sales of refined products outside Russia increased by 739 thousand tonnes, or by 10.3%, compared to 2006. This increase is attributable to additional sales volumes generated by the 376 petrol stations acquired from ConocoPhillips in the second quarter of 2007. Refined products sales at those stations were 769 thousand tonnes in the period June-December 2007. Average retail prices increased to $1,160.90 per tonne, or by 16.3%. As a result, our revenue from retail sales increased by $2,026 million, or by 28.3%, compared to 2006. In 2007, revenue from retail sales was 19.5% (in 2006 — 19.1%) of total refined products sales outside Russia. Our international retail sales include supplies of refined products to third party retail networks under long-term contracts with pricing similar to retail pricing.

In 2007, the average domestic wholesale realized price on refined products increased by $69.36 per tonne, or by 19.4%, compared to 2006. In 2007, the wholesale of refined products within Russia decreased by 1,451 thousand tonnes, or by 9.6%, compared to 2006. As a result, our revenue from the wholesale of refined products on the domestic market increased by 7.9%. Volumes of refined products, which were not utilized in the domestic wholesale market were directed to a retail segment or exported from Russia.

In 2007, retail sales within Russia increased by 858 thousand tonnes, or by 21.5%, compared to 2006. Average retail prices increased to $766.67 per tonne, or by 12.6%. As a result, our revenue from retail sales increased by $1,001 million in 2007, or by 36.8%, compared to 2006. Revenue from retail sales was 38.8% of total refined products sales in Russia in 2007 (in 2006 — 33.4%).

2006 vs. 2005

In 2006, sales of refined products was 67.3% of our total revenues (66.3% in terms of volumes sold), compared to 64.4% (62.2% — in terms of volumes) in 2005. In 2006, the portion of our domestic refined product sales was 15.2% of the total tonnes sold (in 2005 — 16.2%), but represented 12.0% of our total revenues (in 2005 — 12.0%). The decrease in our domestic refined products sales as a percentage of total refined products sales was due to the expansion of our trading activities outside Russia.

In 2006, the average realized wholesale price of refined products outside Russia increased by $63.85 per tonne, or by 13.8%, compared to 2005. Wholesale volumes of refined products sold outside Russia increased by 8,009 thousand tonnes, or by 16.2%, due to increased volumes of refined products trading and exports from Russia. As a result, our revenue from the wholesale of refined products outside Russia increased by $7,379 million, or by 32.2%.

In 2006, retail sales of refined products outside Russia were approximately at the same level as in 2005. Average retail prices increased up to $998.05 per tonne, or by 12.9% from 2005 to 2006. As a result, our revenue from retail sales increased by $864 million, or by 13.7% from 2005 to 2006. In 2006, revenue from retail sales was 19.1% (in 2005 — 21.5%) of total refined products sales outside Russia.

The wholesale of refined products within Russia in 2006 decreased by 1,266 thousand tonnes, or by 7.7%, compared to 2005. The average domestic realized price on refined products increased by $68.97 per tonne, or by 23.8%. As a result, our revenue from the wholesale of refined products on the domestic market increased by $678 million, or by 14.3%. Volumes of refined products, which were not utilized in the domestic wholesale market were directed to a retail segment or exported from Russia.

Retail sales within Russia increased in 2006 by 446 thousand tonnes, or by 12.6%, compared to 2005. Average retail prices increased up to $680.79 per tonne, or by 22.5%. As a result, our revenue from retail sales increased by $748 million in 2006, or by 37.9%, compared to 2005. Revenue from retail sales was 33.4% of total refined products sales in Russia in 2006 (in 2005 — 29.3%).

SALES OF PETROCHEMICAL PRODUCTS

2007 vs. 2006

Revenue from sales of petrochemical products increased in 2007 by $473 million, or by 25.9%, compared to 2006. This increase in revenue resulted from both price and volume factors.

2006 vs. 2005

Revenue from sales of petrochemical products increased in 2006 by $226 million, or by 14.1%, compared to 2005, due to an increase in prices for petrochemical products.

SALES OF OTHER PRODUCTS

Other sales include revenues from sales of gas, gas refined products and other services provided and goods not related to our primary activities (such as electricity, heat, transportation, etc.) sold by our production and marketing companies. Our major purchaser of natural gas produced in the Russian federation is oao gazprom.

2007 vs. 2006

Other sales increased by $934 million, or by 42.1%, mainly as a result of the growth in other sales and services provided to third parties, gas and gas refined products sales both in Russia and abroad. In 2007, sales of natural gas amounted to $389 million (an increase by 69.1%, compared to 2006). In 2007, we sold 7.2 billion cubic meters of natural gas to OAO Gazprom at $41.4 per 1,000 cubic meters.

2006 vs. 2005

Other sales increased by $477 million, or by 27.4%, generally as a result of the growth in gas and gas refined products sales. Sales of natural gas amounted to $230 million in 2006. In 2006, we sold 7.5 billion cubic meters of natural gas to OAO Gazprom at $23.6 per 1,000 cubic meters.

EQUITY SHARE IN INCOME OF AFFILIATES

The Group has investments in equity method affiliates and corporate joint ventures. These companies are primarily engaged in crude oil exploration, production, marketing, refining and distribution operations in the Russian Federation and crude oil production and marketing in Kazakhstan. Our largest affiliate is ZAO Turgai-Petroleum, a 50% interest affiliate company developing the Kumkol oil field in Kazakhstan. In January 2007, we acquired the remaining interest in OOO Geoilbent, and, at the end of 2006, ceased the joint activity of OOO LUKOIL-Western Siberia and Brazos Petroleum Overseas Limited (a Group affiliated company). Before 2007, OOO Geoilbent and the joint activity were accounted for using equity method.

2007 vs. 2006

Compared to 2006, our share in income of affiliates decreased by $78 million, or by 18.4%, primarily due to the changes in affiliates' structure.

2006 vs. 2005

Compared to 2005, our share in income of affiliates decreased by $16 million, or by 3.6%. The Group's share in the net income of ZAO Turgai-Petroleum in 2006 was $184 million, which represented a decrease of $14 million, compared to 2005. This decrease in the net income of ZAO Turgai-Petroleum, along with the effect of changes in our ownership of equity affiliates reduced the overall growth in the profitability of our Russian oil and gas producing affiliates.

■ OPERATING EXPENSES

Operating expenses include the following types of costs:

	2007	2006	2005
		(millions of US dollars)	
Hydrocarbon extraction expenses	**2,757**	**2,312**	**1,764**
Own refining expenses	**880**	**730**	**644**
Refining expenses at third parties refineries	**242**	**230**	**104**
Excise included in processing fee paid to third parties refineries*	**158**	**-**	**-**
Petrochemical expenses	**272**	**247**	**214**
Crude oil transportation to refineries	**848**	**686**	**448**
Other operating expenses	**1,271**	**861**	**679**
	6,428	**5,066**	**3,853**
Change in operating expenses in crude oil and refined products inventory originated within the Group	**(256)**	**(414)**	**(410)**
TOTAL OPERATING EXPENSES	**6,172**	**4,652**	**3,443**
COST OF PURCHASED CRUDE OIL, PETROLEUM AND CHEMICAL PRODUCTS	**27,982**	**22,642**	**19,590**

* As a result of recent amendments to the Russian tax legislation, effective since January 1, 2007, responsibility to pay excises on refined products (except for straight-run gasoline) was transferred from traders and retailers to refineries. Before 2007, substantial part of excises on realization of refined products produced at third parties refineries was paid by the marketing subsidiaries of the Group and included in "Excise and export tariffs" of our results of operations. Currently such excises are included into processing fee.

Compared to 2006, operating expenses increased by $1,520 million, or by 32.7%, which is mainly explained by the growth of hydrocarbon extraction expenses, other operating expenses and processing and refining costs. Real appreciation of the ruble against the US dollar is a significant factor affecting our operating expenses in Russia. In 2007, the real ruble appreciation was 20.0%.

HYDROCARBON EXTRACTION EXPENSES

Our extraction expenses include expenditures related to repairs of extraction equipment, labor costs, expenses on artificial stimulation of reservoirs, fuel and electricity costs, property insurance of extraction equipment and other similar costs.

Expenses of the Company's oil and gas production enterprises related to the sale of services and goods (such as electricity, heat, etc.) that do not relate to core activities have been excluded from extraction expenses and are included in other operating costs.

2007 vs. 2006

In 2007, our extraction expenses rose by $445 million, or by 19.2%, compared to 2006. The increase resulted from an increase in hydrocarbon production by our subsidiaries to 774.6 million BOE, which is an increase of 2.8%, compared to 2006, the effect of the real ruble appreciation, increased expenses for energy supply, materials and labor. In 2007, extraction expenses included approximately $45 million of expenses related to changes in the Group structure. Our average hydrocarbon extraction cost per barrel of oil equivalent increased from $3.08 to $3.58, or by 16.1%, compared to 2006.

2006 vs. 2005

In 2006, our extraction expenses rose by $548 million, or by 31.1%, compared to 2005. The increase resulted from an increase in hydrocarbon production by our subsidiaries to 753.8 million BOE, or by 13.3%, compared to 2005, the effect of the real ruble appreciation, increased expenses of artificial stimulation of reservoirs and expenses for energy supply and materials. In 2006, extraction expenses included $95 million of expenses related to crude oil producing companies acquired in late 2005 and in 2006. Our average hydrocarbon extraction cost per barrel of oil equivalent increased from $2.66 to $3.08, or by 15.8%, compared to 2005.

OWN REFINING EXPENSES

2007 vs. 2006

In 2007, refining expenses increased by $150 million, or by 20.5%, compared to 2006.

Refining expenses at our domestic refineries increased by 25.4%, or by $132 million, as a result of increased production volume, the effect of the real ruble appreciation, and due to large-scale overhauls at the Perm refinery in the second quarter of 2007.

Refining expenses at our international refineries increased by 8.6%, or by $18 million. This resulted mainly from a general increase in refining costs including an effect of an appreciation of the exchange rates of Romanian and Bulgarian currencies, which are tied to Euro, to the US dollar.

2006 vs. 2005

In 2006, refining expenses increased by $86 million, or by 13.4%, compared to 2005.

Refining expenses at our domestic refineries increased by 14.3%, or by $65 million as a result of the effect of the real ruble appreciation and due to increased production volume.

Refining expenses at our international refineries increased in 2006 by 11.1%, or by $21 million, compared to 2005. The growth of refining expenses was primarily due to the growth of high-quality production output at our plant in Bulgaria, which was partly offset by the reduction of refining expenses at the Odessa refinery, due to its wide-scale upgrade.

REFINING EXPENSES AT THIRD PARTIES REFINERIES

Along with our own production of refined products we refined crude oil at third parties refineries both in Russia and overseas.

2007 vs. 2006

In 2007, refining expenses increased by 5.2%, compared to 2006 as a result of increased refining costs in Russia, which was partially offset by decreased refining volumes in Belorussia.

2006 vs. 2005

In 2006, refining expenses at third parties refineries amounted to $230 million, which is more than twice the prior year, due to an almost doubling of volumes refined in Russia.

PETROCHEMICAL OPERATING EXPENSES

2007 vs. 2006

In 2007, operating expenses of our petrochemical companies increased by $25 million, or by 10.1%, compared to 2006. This was mainly due to increase of expenses at our Stavrolen petrochemical plant as a result of putting in operation of polypropylene production facilities.

2006 vs. 2005

Operating expenses of our petrochemical companies increased by $33 million, or by 15.4%, compared to 2005, mainly as a result of the increased cost of raw materials and power supply and maintenance activities performed at our Russian petrochemical plants in the second quarter of 2006.

CRUDE OIL TRANSPORTATION TO REFINERIES

2007 vs. 2006

Crude oil transportation to refineries increased in 2007 by $162 million, or by 23.6%, compared to 2006, due to an increase in transportation tariffs and volumes refined transported.

2006 vs. 2005

Crude oil transportation to refineries increased in 2006 by $238 million, or by 53.1%, compared to 2005, due to an increase in transportation tariffs and volumes refined transported.

OTHER OPERATING EXPENSES

Other operating expenses include operating expenses of our gas processing plants, the costs of other services provided and goods not related to our core activities (such as electricity, heat, transportation, etc.) sold by our production and marketing companies, and operating expenses of other non-core businesses of the Group.

2007 vs. 2006

Other operating expenses increased by $410 million, or by 47.6%, compared to 2006. This was due to a general increase in other sales including growth of transportation and other services provided by the Group in the international segment.

2006 vs. 2005

Other operating expenses increased by $182 million, or by 26.8%, compared to 2005. This was due to increase in other services provided.

CHANGE IN OPERATING EXPENSES IN CRUDE OIL AND REFINED PRODUCTS INVENTORY ORIGINATED WITHIN THE GROUP

This line includes extraction and refining expenses related to crude oil and refined products produced by the Group during the reporting period, but not sold to third parties.

Before 2006, such amounts included changes in inventory balances related to mineral extraction taxes, export tariffs and transportation expenses. Commencing in the first quarter of 2006, such changes are reflected in the corresponding income statement lines. Since the Group's management assesses the effect of the change in this classification on the presentation of the income statement for the year 2005 as not material, no reclassifications were made to comparatives.

■ COST OF PURCHASED CRUDE OIL, GAS AND PRODUCTS

2007 vs. 2006

Cost of purchased crude oil, gas and products increased by $5,340 million in 2007, or by 23.6%, compared to 2006, primarily due to an increase in international refined products trading volumes and prices.

Cost of purchased crude oil, gas and products included the result of hedging of international crude oil and refined products sales. In 2007, we recognized a $575 million expense on hedging, compared to an income of $183 million in 2006.

2006 vs. 2005

Cost of purchased crude oil, gas and products increased by $3,052 million in 2006, or by 15.6%, compared to the previous year due to a significant increase in the volume of refined products trading and increase in market prices for crude oil and petroleum products. At the same time we saw a decrease in the cost of purchased crude oil of $1,166 million. The decrease in external crude oil purchases was due to increased refining of crude oil produced by the Group to maximize the benefit of high refining margins.

Cost of purchased crude oil, gas and products included the result of hedging of international crude oil and refined products sales. In 2006, we recognized a $183 million income on hedging, compared to an expense of $171 million in 2005.

■ TRANSPORTATION EXPENSES

2007 vs. 2006

Our transportation expenses increased in 2007 by $857 million, or by 23.8%, compared to 2006. This was due to an increase in transportation tariffs, the increased volumes of refined products export from Russia, changes in exports destinations and an overall increase in sales volumes.

Average transportation tariffs weighted by volumes of the Group's crude oil and refined products export deliveries to different locations changed in 2007, compared to the same period of the previous year as follows: crude oil sea shipping tariffs increased by 11.6%; crude oil pipeline tariffs increased by 13.8%; railway tariffs for refined products transportation increased by 35.1%.

2006 vs. 2005

The increase in the total volume of sales together with the increase in transportation tariffs led to the increase in our transportation expenses in 2006 by $229 million, or by 6.8%, compared to 2005.

Average transportation tariffs weighted by volumes of the Group's crude oil and refined products export deliveries to different locations changed in 2006, compared to the previous year as follows: crude oil sea shipping tariffs decreased by 15.2%; crude oil pipeline tariffs increased by 21.5%; railway tariffs for refined products transportation increased by 26.6%.

■ SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses include general business expenses, payroll costs (excluding extraction entities' and refineries production staff costs), insurance costs (except for property insurance related to extraction and refinery equipment), costs of maintenance of social infrastructure, movement in bad debt provision and other expenses.

2007 vs. 2006

In 2007, our selling, general and administrative expenses increased by $322 million, or by 11.2%, compared to 2006.

The growth was mainly due to real ruble appreciation, expansion of our activities both in Russia and internationally, indexation of salaries and increase in information technology expenses.

This was partially offset by the decrease in the cost related to our share-based management compensation plan. In 2007, such expenses amounted to $125 million, compared to $280 million in 2006.

Selling, general and administrative expenses in 2007 also included approximately $69 million of expenses related to the changes in the Group structure.

2006 vs. 2005

In 2006, our selling, general and administrative expenses increased by $307 million, or by 11.9%, compared to 2005.

The increase in selling, general and administrative expenses was a result of the real ruble appreciation and the general expansion of our operations outside Russia. These expenses were also affected by an increase in costs related to our share-based compensation program for management in 2006 ($280 million, compared to $263 million in 2005).

In 2006, selling, general and administrative expenses also included $87 million of expenses related to the subsidiaries, that we acquired in late 2005 and in 2006.

■ DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization expenses include depletion of assets fundamental to production, depreciation of other productive and non-productive assets and certain intangible assets.

2007 vs. 2006

Our depreciation, depletion and amortization expenses increased by $321 million, or by 17.3%, compared to 2006. The increase was a result of the Company's capital expenditures and the corresponding increase in depreciable assets. This increase included approximately $36 million related to the changes in the Group structure.

2006 vs. 2005

Our depreciation, depletion and amortization expenses increased by $536 million, or by 40.8%, compared to 2005. The increase was a result of the Company's capital expenditures and the corresponding increase in depreciable assets. The increase included $198 million of depreciation, depletion and amortization expenses related to our acquisitions, in late 2005 and in 2006.

■ EXPLORATION EXPENSES

2007 vs. 2006

During 2007, the amount charged to exploration expense increased by $98 million, or by 46.9%, compared to 2006. Dry hole costs increased by $52 million up to $143 million.

In the first half of 2007, we completed assessment of two exploratory wells drilled in Saudi Arabia. One of the wells was dry, and its cost of $51 million was charged to expense in 2007. The second well discovered a natural gas reservoir. Also, in beginning of 2008, we finalized geological evaluation of another exploratory well drilled in Saudi Arabia, which was found to be dry. Its cost of $21 million was charged to expense in 2007. Other overseas dry hole costs amounted to $20 million.

The dry hole costs in Russia amounted to $51 million and primarily related to Volga, Timan-Pechora and Western Siberia regions.

2006 vs. 2005

During 2006, the amount charged to exploration expense decreased by $108 million, or by 34.1%, compared to 2005. In 2006, dry hole costs amounted to $91 million, primarily related to exploration projects in Egypt ($12 million) and exploration in Komi and Timan-Pechora in Russia ($53 million). Geological and geophysical costs, charged to exploration expense in 2006 were incurred primarily in Russia and Uzbekistan ($78 million and $12 million, respectively).

In 2005, dry hole costs amounted to $170 million. The Group completed drilling the first exploratory wells of the Yalama (D-222) and Tyub-Karagan exploration projects (located in Azerbaijan and Kazakhstan, respectively). Both exploratory wells were dry and the costs of $105 million were charged to expense.

(LOSS) GAIN ON DISPOSALS AND IMPAIRMENTS OF ASSETS

2007 vs. 2006

Loss on disposals and impairments of assets in 2007 amounted to $123 million, compared to $148 million in 2006.

The losses include the financial result from disposals of a number of non-core assets and individually insignificant impairments of non-performing business units.

2006 vs. 2005

Loss on disposals and impairment of assets in 2006 amounted to $148 million, compared to a $52 million gain in 2005.

The losses included the financial result from disposals of a number of non-core assets and individually insignificant impairments of non-performing business units. In 2006, losses also included the impairment of unproved property in Azerbaijan of $68 million.

In 2005, we recognized a gain of $152 million on the sale of our 30% interest in OOO Narianmarneftegaz to ConocoPhillips, a gain of $4 million on the sale of our 38% interest in ZAO Globalstroy-Engineering and a gain of $25 million on the sale of our interest in ZAO Arktikneft.

INTEREST EXPENSE

2007 vs. 2006

Interest expense increased in 2007 by $31 million, or by 10.3%, compared to 2006 resulting from an overall increase in our indebtedness. At the same time, the weighted-average interest rate on our long-term indebtedness decreased, compared to the level of 2006.

2006 vs. 2005

Interest expense in 2006 increased by $27 million, or by 9.8%, compared to 2005. The growth of interest expense was primarily due to debt service related to a loan of $1,934 million, which the Group obtained to finance the acquisition of Caspian and a general increase of our indebtedness. Moreover, in the second quarter of 2006, the Group and ConocoPhillips reached an agreement to amend the contractual interest rates related to the financing of our joint venture OOO Narianmarneftegaz from 0.1% to 6.8-8.2% per annum, which also impacted interest expense.

TAXES OTHER THAN INCOME TAXES

	2007	2006	2005
		(millions of US dollars)	
IN RUSSIA			
Mineral extraction taxes	**8,482**	**7,281**	**5,590**
Social security taxes and contributions	**385**	**309**	**284**
Property tax	**284**	**219**	**210**
Other taxes	**105**	**160**	**162**
TOTAL IN RUSSIA	**9,256**	**7,969**	**6,246**
INTERNATIONALLY			
Social security taxes and contributions	**57**	**47**	**40**
Property tax	**29**	**28**	**23**
Other taxes	**25**	**31**	**25**
TOTAL INTERNATIONALLY	**111**	**106**	**88**
TOTAL	**9,367**	**8,075**	**6,334**

2007 vs. 2006

Taxes other than income taxes increased in 2007 by 16.0%, or by $1,292 million, compared to 2006, due to an increase in mineral extraction tax resulting from an increase of crude oil extraction tax rate by 16.0%.

2006 vs. 2005

The increase in taxes other than income taxes resulted primarily from a $1,691 million increase in mineral extraction taxes. Other taxes for 2005 included a $150 million provision accrued in relation to the results of tax audits of the Group companies for periods prior to 2004 financial year.

■ EXCISE AND EXPORT TARIFFS

Our excise and export tariffs include taxes on sales of refined products and export tariffs on the export of crude oil and refined products.

	2007	2006	2005
		(millions of US dollars)	
IN RUSSIA			
Excise tax and sales taxes on refined products	**734**	**610**	**654**
Export tariffs	**10,814**	**10,114**	**6,590**
TOTAL IN RUSSIA	**11,548**	**10,724**	**7,244**
INTERNATIONALLY			
Excise tax and sales taxes on refined products	**3,468**	**2,835**	**2,679**
Export tariffs	**17**	**11**	**8**
TOTAL INTERNATIONALLY	**3,485**	**2,846**	**2,687**
TOTAL	**15,033**	**13,570**	**9,931**

2007 vs. 2006

Excise and export tariffs increased by $1,463 million, or by 10.8%, compared to 2006. The increase in export tariffs resulted mainly from the increase of tariff rates. The volume factor of the tariffs' increase due to expansion of refined products export from Russia was partially offset by reduction of crude oil export.

The growth in international excises was mainly due to the effect of acquisition of the European petrol stations from ConocoPhillips, an increase in 2007 of excise rates in Bulgaria, substantial increase of refined product sales in Romania, and implementation in May, 2006, of a new sales-tax on export of refined products in Romania.

2006 vs. 2005

Excise and export tariffs increased by $3,639 million, or by 36.6%, compared to 2005. The increase in export tariff expenses resulted from a growth in export tariff rates. Because of the two-month lag between the determination of the crude oil export tariff rate and the period of its application in the fourth quarter of 2006 we sold crude oil at lower prices while we paid export tariffs at higher rates. This resulted in approximately $0.4 billion of negative effect on income before income tax.

■ INCOME TAXES

2007 vs. 2006

Our total income tax expense increased by $734 million, or by 26.5%, compared to 2006, due to an increase of income before income tax by $2,761 million, or by 26.9%.

Our effective income tax rate in 2007 was 26.9% (in 2006 it was 27.0%), which is higher than the maximum statutory rate for the Russian Federation (24%). This is attributable to the fact that some costs incurred during the period are not tax deductible or only deductible to a certain limit.

2006 vs. 2005

Our total income tax expense increased by $306 million, or by 12.4%, compared to 2005, due to an increase of income before income tax by $1,347 million, or by 15.1%.

Our effective income tax rate in 2006 was 27.0% (in 2005 it was 27.7%).

RECONCILIATION OF NET INCOME TO EBITDA (EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION)

	2007	2006	2005
		(millions of US dollars)	
NET INCOME	**9,511**	**7,484**	**6,443**
Add back:			
Income tax expense	**3,507**	**2,773**	**2,467**
Depreciation and amortization	**2,172**	**1,851**	**1,315**
Interest expense	**333**	**302**	**275**
Interest and dividend income	**(135)**	**(111)**	**(96)**
EBITDA	**15,388**	**12,299**	**10,404**

EBITDA is a non-US GAAP financial measure. EBITDA is defined as net income before interest, taxes and depreciation and amortization. The Company believes that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered as operating costs under US GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as a basis for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the oil and gas industry. EBITDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under US GAAP. EBITDA does not include our need to replace our capital equipment over time.

LIQUIDITY AND CAPITAL RESOURCES

	2007	2006	2005
		(millions of US dollars)	
Net cash provided by operating activities	**10,881**	**7,766**	**6,204**
Net cash used in investing activities	**(9,715)**	**(7,515)**	**(6,225)**
Net cash (used in) provided by financing activities	**(1,098)**	**(1,186)**	**432**

OPERATING ACTIVITIES

Our primary source of cash flow is funds generated from our operations. During 2007, cash generated by operating activities was $10,881 million, an increase of 40.1%, compared to 2006. In 2007, our operating cash inflows were affected by an increase of working capital by $1,828 million, compared to January 1, 2007. This was mainly caused by:

- an increase of $525 million in VAT receivable balances
- a $691 million net increase in trade accounts receivable and payable
- an increase in inventory of $1,148 million, primarily resulting from increased volumes of refined products held.

At the same time, the negative effect from the above mentioned factors was partly offset by a decrease of $521 million in tax accounts receivable and a $15 million net decrease in other assets and liabilities.

In 2006, our cash flows from operating activities were significantly affected by an increase in working capital of $1,621 million, as a result of an increase in inventory, trade and taxes accounts receivable.

INVESTING ACTIVITIES

An increase in cash used in investing activities resulted from an increase in capital expenditures by $2,652 million, or by 41.3%, compared to 2006 (for detailed analysis of the capital expenditures see the next pages). Also, during 2007, the Company paid $255 million for the acquisition of licenses for crude oil exploration and production for two fields in the Komi Republic.

In 2007, we spent $442 million on acquisition of retail networks in Europe, $154 million on increasing our stake in the Nizhny Novgorod Refinery and $240 million on numerous acquisitions of medium-sized companies and individually insignificant increases of our stake in subsidiaries. Acquisitions in 2007 also included $832 million of advances related to acquisitions of upstream assets in Uzbekistan (SNG Holdings Ltd.) and future acquisitions of downstream assets in Russia and abroad.

Cash flows from investing activities include $1,155 million of cash received from the sale of our 50% interest in Caspian.

In 2006, we spent $1,374 million on acquisitions of interests in other companies, $1,500 million less, compared to 2005. We paid $847 million for the acquisition of KMOC, and $300 million as an advance for the acquisition of the remaining 34% of the share capital of OOO Geoilbent. In 2005, we spent $2,874 million mainly for the acquisitions of Caspian, OAO Primorieneftegaz, Oy Teboil Ab and Suomen Petrooli Oy, the remaining interest in ZAO SeverTEK, an equity interest in OOO Geoilbent and increase of our share in LUKOIL Neftochim Bourgas AD.

FINANCING ACTIVITIES

In 2007, net movements of short-term and long-term debt generated an inflow of $616 million. These inflows in 2007 included loans of $672 million received from ConocoPhillips as its part of financing our joint venture in the Timan-Pechora region.

In June 2007, a Group company raised $1,000 million by an issue of non-convertible bonds. $500 million were placed with a maturity of 10 years and a coupon yield of 6.356% per annum and the remaining bonds were placed with a maturity of 15 years and a coupon yield of 6.656% per annum. All bonds were placed at the face value and have a half year coupon period. The amount raised was used to refinance a significant part of our debt related to the loan of $1,934 million, which the Group obtained in December 2005 to finance the acquisition of Caspian. As a result, the peak debt burden, which was to fall in December 2008, has halved.

In 2006, net movements of short-term and long-term debt generated an inflow of $715 million, compared to an inflow of $1,132 million in the respective period of 2005. This inflow included:

- 14 million non-convertible rouble bonds with a face value of 1,000 Russian rubles each issued in December 2006 ($532 million)
- $530 million of borrowings related to our KMOC acquisition
- $381 million of loans received from ConocoPhillips as its part of financing our joint venture in the Timan-Pechora region (previously this loan was accounted for as equity contribution).

During 2007, as a result of settlement of a stock-based compensation plan employees purchased approximately 8.8 million shares held by the Group as a treasury stock at the grant price for $129 million and resold approximately 1.5 million shares back to the Group for $134 million.

Also, during 2007, a Group company paid $578 million for the purchase of the Company's common stock under our capital management program. In 2006, we paid $782 million for the purchase of the Company's stock under this program.

In 2007, the Company paid $1,230 million in dividends ($1,015 and $800 million in 2006 and 2005, respectively).

These factors resulted in a net cash outflow from financing activities of $1,098 million in 2007, compared to an outflow of $1,186 million in 2006.

The Group has sufficient borrowing capacity to meet unanticipated cash requirements. As of December 31, 2007, the Company had available unutilized short-term credit facilities with a number of banks of $1,916 million.

The Group systematically works at decreasing the level of secured debt, mainly represented by the pledge of export receivables and fixed assets. As of December 31, 2007, the level of secured debt was approximately 6% of total debt, while as of December 31, 2006, it was 14%, and as of December 31, 2005, it was 35%.

CREDIT RATING

Standard & Poor's Ratings Services raised in 2007 its long-term corporate credit rating and all debt ratings on the Company to BBB- from BB+ following review of the Company's 2006 results, financial policies, and strategic plan.

In 2007, Moody's affirmed the Company's long-term corporate family rating and long-term issuer rating of Baa2.

In 2007, Fitch Ratings affirmed the Company's long-term issuer default rating of BBB- and short-term issuer default rating of F3. In the beginning of 2008, Fitch Ratings changed our outlook from stable to positive.

A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. Similar ratings on the Company and/or on different types of securities do not necessarily mean the same thing. The ratings do not address the marketability of any of our securities or their market price. Any change in the credit ratings of the Company or our securities could adversely affect the price that a subsequent purchaser will be willing to pay for our securities. We recommend that you analyze the significance of each rating independently from any other rating.

ANALYSIS OF CAPITAL EXPENDITURES

	2007	2006	2005
		(millions of US dollars)	
EXPLORATION AND PRODUCTION			
Russia	6,391	4,334	2,487
International	871	786	431
TOTAL EXPLORATION AND PRODUCTION	7,262	5,120	2,918
REFINING, MARKETING AND DISTRIBUTION			
Russia	1,177	916	654
International	645	559	475
TOTAL REFINING, MARKETING AND DISTRIBUTION	1,822	1,475	1,129
CHEMICALS			
Russia	73	121	59
International	98	51	18
TOTAL CHEMICALS	171	172	77
OTHER	117	119	53
TOTAL CAPITAL EXPENDITURES*	9,372	6,886	4,177
ACQUISITIONS OF SUBSIDIARIES**			
EXPLORATION AND PRODUCTION			
Russia	77	1,469	778
International	357	91	1,959
TOTAL EXPLORATION AND PRODUCTION	434	1,560	2,737
REFINING, MARKETING AND DISTRIBUTION			
Russia	685	122	27
International	511	-	229
TOTAL REFINING, MARKETING AND DISTRIBUTION	1,196	122	256
OTHER	38	32	-
LESS CASH ACQUIRED	(102)	(26)	(119)
TOTAL ACQUISITIONS OF SUBSIDIARIES	1,566	1,688	2,874

* Including non-cash transactions.

**Including prepayments related to acquisitions of subsidiaries and minority shareholding interest and non-cash transactions.

During 2007, capital expenditures, including non-cash transactions, amounted to $9,372 million, $2,486 million more than in the previous year. The growth was mainly resulted from expenditures in our exploration and production segment, which increased by $2,142 million, or by 41.8%, compared to 2006. The growth in exploration and production capital expenditures in new regions amounted to $1,000 million, due to construction of facilities and development of infrastructure on our new oil fields. The capital expenditures in traditional exploration regions of Western Siberia increased by $830 million, substantially, as a result of an increase in exploratory drilling and investment in pipelines and machinery. Capital expenditures in European Russia increased by $209 million. In 2007, an increase in the capital expenditures in our overseas exploration projects (excluding Caspian region) amounted to $103 million and primarily related to our projects in Kazakhstan, Saudi Arabia and Uzbekistan.

The Company estimates its 2008 capital expenditures in our exploration and production segment at approximately $7.1 billion, with $1.0 billion of that outside Russia. Refining, marketing and distribution capital spending is estimated to be $1.9 billion, with $0.6 billion of that outside Russia.

The table below shows our exploration and production capital expenditures in new promising oil regions.

	2007	2006	2005
		(millions of US dollars)	
Northern Timan-Pechora	**2,357**	**1,526**	**673**
Yamal	**75**	**135**	**216**
Caspian region*	**441**	**212**	**259**
TOTAL	**2,873**	**1,873**	**1,148**

* Russian and international projects.

CONTRACTUAL OBLIGATIONS, OTHER CONTINGENCIES AND OFF BALANCE SHEET ARRANGEMENTS

■ CAPITAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Group owns and operates refineries in Bulgaria (LUKOIL Neftochim Bourgas AD) and Romania (Petrotel-LUKOIL). As a result of Bulgaria and Romania joined the European Union in 2007, LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL are required to upgrade their refining plants to comply with the requirements of European Union legislation in relation to the quality of produced petroleum products and environmental protection. These requirements are stricter than existed Bulgarian and Romanian legislation. The Group estimates the amount of future capital commitment required to upgrade LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL to be approximately $878 million and $59 million, respectively.

Group companies have commitments under the terms of existing license agreements in the Russian Federation of $1,561 million over the next 5 years and of $46 million thereafter. Management believes that a significant portion of these commitments will be fulfilled by the services to be provided by Eurasia Drilling Company and ZAO Globalstroy-Engineering as discussed below.

In connection with the sale of LUKOIL-Burenie in 2004 the Group signed a five year contract for drilling services. Under the terms of the contract, drilling services of $1,211 million and $753 million will be provided by LUKOIL-Burenie (now Eurasia Drilling Company) during 2008 and 2009, respectively.

The Company has signed a four-year agreement for the provision of construction, engineering and technical services with ZAO Globalstroy-Engineering. The volume of these services is based on the Group's capital construction program, which is re-evaluated on an annual basis. The Group estimates the amount of capital commitment under this agreement for 2008 to be approximately $706 million.

A Group company has commitment to purchase equipment for modernization of the petrochemical refinery in Ukraine over the next 2 years. As of December 31, 2007, this commitment was approximately $160 million.

Group companies have commitments for capital expenditure contributions in the amount of $357 million related to various production sharing agreements over the next 30 years.

Group companies have investment commitments relating to oil deposits in Iraq of $495 million to be spent within 3 years from when exploitation becomes possible. Due to significant changes in the political and economic situation in Iraq the future of this contract is not clear, however, the Group is actively pursuing its legal right to this contract in Iraq in alliance with ConocoPhillips.

The following table displays our total contractual obligations and other commitments:

Millions of dollars	Total	2008	2009	2010	2011	2012	After
ON BALANCE SHEET							
Short term debt	2,214	2,214	-	-	-	-	-
Long-term bank loans and borrowings	2,391	1,218	204	364	182	138	285
Long-term non-bank loans and borrowings	48	11	19	6	7	1	4
Long-term loans and borrowings from related parties	1,745	-	-	-	-	-	1,745
6.356% Non-convertible US dollar bonds, maturing 2017	500	-	-	-	-	-	500
6.656% Non-convertible US dollar bonds, maturing 2022	500	-	-	-	-	-	500
7.25% Russian ruble bonds, maturing 2009	244	-	244	-	-	-	-
7.10% Russian ruble bonds, maturing 2011	326	-	-	-	326	-	-
7.40% Russian ruble bonds, maturing 2013	244	-	-	-	-	-	244
Capital lease obligations	107	47	35	14	1	5	5
TOTAL	8,319	3,490	502	384	516	144	3,283
Capital commitments under oil and gas license agreements in Russia*	1,607	575	473	162	164	187	46
Operating lease obligations	1,782	500	426	235	155	133	333
Capital commitment in LUKOIL-Neftochim Bourgas AD	878	213	297	143	225	-	-
Capital commitment in LUKOIL-Petrotel	59	32	20	7	-	-	-
Commitment for modernization of the petrochemical refinery in Ukraine	160	152	8	-	-	-	-
Capital commitments in PSAs	357	282	27	7	2	1	38
Obligation under contract with Eurasia Drilling Company	1,964	1,211	753	-	-	-	-
Obligation under contract with ZAO Globalstroy-Engineering	706	706	-	-	-	-	-

* Management believes that a significant portion of these commitments will be fulfilled by the services to be performed by Eurasia Drilling Company and ZAO Globalstroy-Engineering.

■ OFF BALANCE SHEET ARRANGEMENTS

LUKARCO, an investee recorded under the equity method of accounting has a loan facility on which $610 million was drawn as of December 31, 2007. Borrowings under this loan bear interest at LIBOR plus 2.5% per annum, maturing by May 1, 2012. To enhance the credit standing of LUKARCO, the Company guarantees 54% of the interest payment as well as the repayment of 54% of the loan at maturity. As of December 31, 2007, the total amount of the Company's guarantee was $348 million, which includes $19 million related to accrued interest on the outstanding amount. Payments are due if the Company is notified that LUKARCO is not able to fulfill its obligations at maturity date. The Company's guarantee is secured by its 54% interest in LUKARCO with the carrying value of $462 million and $358 million as of December 31, 2007 and 2006, respectively. There are no material amounts being carried as liabilities for the Group's obligations under this guarantee.

Commitment Expiration by Period

Millions of dollars	Total	2008	2009	2010	2011	2012	After
Guarantees of equity affiliate's debt	361	131	167	63	-	-	-

■ LITIGATION AND CLAIMS

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the District Court of Denver, Colorado against OAO Arkhangelskgeoldobycha ("AGD"), a Group company, and the Company (together the "Defendants"). ADC alleged that the Defendants interfered with the transfer of a diamond exploration license to Almazny Bereg, a joint venture between ADC and AGD. ADC claimed total damages of approximately $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. On October 15, 2002, the District Court dismissed the lawsuit for lack of personal jurisdiction. This ruling was upheld by the Colorado Court of Appeals on March 25, 2004. On November 21, 2005, the Colorado Supreme Court affirmed the lower courts' ruling that no specific jurisdiction exists over the Defendants. By virtue of this finding, AGD (the holder of the diamond exploration license) was dismissed from the lawsuit. The Supreme Court found, however, that the trial court made a procedural error by not holding an evidentiary hearing before making its ruling concerning general jurisdiction regarding the Company, which is whether the Company had systematic and continuous contacts in the State of Colorado at the time the lawsuit was filed. In a modified opinion dated December 19, 2005, the Colorado Supreme Court remanded the case to the Colorado Court of Appeals (instead of the District Court) to consider whether the lawsuit should have been dismissed on alternative grounds (i.e., forum non conveniens). On June 29, 2006, the Colorado Court of Appeals declined to dismiss the case based on forum non conveniens. The Company filed a petition for certiorari on August 28, 2006, asking the Colorado Supreme Court to review this decision. This petition has been rejected. On March 5, 2007, the Colorado Supreme Court remanded the case to the District Court. On June 11, 2007, the District Court ruled it would conduct an evidentiary hearing on the issue of whether the Company is subject to general personal jurisdiction in the State of Colorado. A status conference with the Court is scheduled for June 13, 2008. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

On February 20, 2004, the Stockholm District Court overturned the decision of the Arbitral Tribunal of the Arbitration Institute of the Stockholm Chamber of Commerce ("Arbitration Tribunal"), made on June 25, 2001, dismissing ADC's action against AGD based on lack of jurisdiction. ADC's lawsuit against AGD was initially filed with the Arbitral Tribunal claiming alleged non-performance under an agreement between the parties and its obligation to transfer the diamond exploration license to Almazny Bereg. This lawsuit claimed compensation of damages amounting to $492 million. In March 2004, AGD filed an appeal against the Stockholm District Court decision with the Swedish Court of Appeals. On November 15, 2005, the Swedish Court of Appeals denied AGD's appeal and affirmed the Stockholm District Court decision. On December 13, 2005, AGD filed an appeal against the Swedish Court of Appeals decision with the Swedish Supreme Court. On April 13, 2006, the Swedish Supreme Court denied the application of AGD for appeal against the Swedish Court of Appeal's decision dated November 15, 2005. On May 6, 2006, a Notice of Arbitration was received on behalf of ADC. On December 20, 2006, the first session of the Arbitration Tribunal with participation of both parties took place in order to define procedural issues related to the tribunal. As a result of the hearing the Arbitration Tribunal issued a detailed procedural order setting out the rules and timetable for the conduct of the arbitration. In May 2007, ADC filed a statement of claim that requested the Tribunal to require AGD to transfer the diamond exploration license to Almazny Bereg. On October 22, 2007, AGD submitted a statement of defense. On December 21, 2007, the Arbitration Tribunal issued a procedural order on suspension of the arbitration for four months. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

■ INTEREST RATE RISK

We are exposed to changes in interest rates, primarily associated with our variable rate short-term and long-term borrowings. We do not utilize any interest rate swaps or other derivatives to hedge against the risk of changes in interest rates on our variable rate debt. As of December 31, 2007, our borrowings that are sensitive to changes in interest rates totaled $3,096 million (for details on long-term borrowings please refer to Note 12 "Long-term debt" of the consolidated financial statement). Utilizing the actual interest rates in effect and the balance of our variable rate debt as of December 31, 2007, and assuming a 10% change in interest rates and no change in the balance of debt outstanding, the potential effect on our annual interest expense would not be material to our results of operations.

The following tables represent principal cash flows and related weighted-average interest rates by expected maturity times.

	Fixed rate borrowings		Floating rate borrowings	
2007	(millions of US dollars)	%	(millions of US dollars)	%
2008	132	5.27	2,035	5.28
2009	297	6.65	169	5.91
2010	41	2.87	329	5.60
2011	373	6.59	142	6.25
2012	2	5.00	137	6.40
After	1,250	6.67	284	6.96
TOTAL*	2,095	6.49	3,096	5.60

2006	(millions of US dollars)	%	(millions of US dollars)	%
2007	91	3.07	1,202	5.94
2008	47	3.54	2,224	6.15
2009	283	6.49	79	7.29
2010	35	2.94	242	6.61
2011	341	6.68	56	7.87
After	233	4.70	157	9.40
TOTAL*	1,030	5.59	3,960	6.29

* Excluding capital lease obligations and loans and borrowings from related parties.

■ FOREIGN CURRENCY RISK

The countries in which our principal operations are located have been subject to hyperinflation and during the last 10 years the local currency has been subject to large devaluations. As a result we are subject to the risk that the local currency may suffer future devaluation that may subject us to losses, depending on our net monetary asset position. We currently do not use any formal hedging arrangements to minimize the effect of these potential losses. Additionally, because we have operations in a number of other countries we are required to conduct business in a variety of foreign currencies and, as a result, we are subject to foreign exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. The impacts of fluctuations in foreign currency exchange rates on our geographically diverse operations are varied. We recognized a net foreign currency translation gain of $93 million in 2007, a gain of $169 million in 2006 and a loss of $134 million in 2005.

Appreciation of the ruble against the US dollar in 2005-2007 had a negative impact on our operating profit and cash flows since it lead to an increase of our ruble costs in US-dollar terms and a decrease in the amount of our export cash revenue in ruble terms. As mentioned above, a substantial part of our revenue is denominated in US dollars or, to some extent, linked to oil prices quoted in US dollars, while a significant part of our costs is ruble denominated. Should the ruble appreciation against US dollars in 2008 be at a level of 10% our free cash flows will be significantly affected (taking into account that other macroeconomic factors will remain constant).

■ COMMODITY DERIVATIVE INSTRUMENTS

The Group participates in certain petroleum products marketing and trading activity outside of its physical crude oil and petroleum products businesses. The Group's derivative activity is limited to these marketing and trading activities and hedging of commodity price risks. Currently this activity involves the use of futures and swap contracts together with purchase and sale contracts that qualify as derivative instruments. The Company maintains a system of controls over these marketing and trading activities that includes policies covering the authorization, reporting and monitoring of derivative activity. The Group recognized an expense of $575 million in 2007, an income of $183 million in 2006 and an expense of $171 million in 2005 from the use of derivative instruments. The fair value of derivative contracts outstanding and recorded on the consolidated balance sheets was a net liability of $50 million and a net asset of $43 million as of December 31, 2007 and 2006, respectively (a net liability of $26 million in 2005).

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. See Note 2 "Summary of significant accounting policies" to our consolidated financial statements for descriptions of the Company's major accounting policies. Certain of these accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions, or if different assumptions had been used.

■ BUSINESS COMBINATIONS

PURCHASE PRICE ALLOCATION

Accounting for the acquisition of a business requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving property, plant and equipment and identifiable intangible assets. We use all available information to make these fair value determinations and, for major business acquisitions, typically engage an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets. We have, if necessary, up to one year after the acquisition closing date to finish these fair value determinations and finalize the purchase price allocation.

PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements include the financial position and results of the Company, controlled subsidiaries of which the Company directly or indirectly owns more than 50% of the voting interest, unless minority interest shareholders have substantive participating rights, and variable interest entities where the Group is determined to be the primary beneficiary. Other significant investments in companies of which the Company directly or indirectly owns between 20% and 50% of the voting interest and over which it exercises significant influence but not control, are accounted for using the equity method of accounting. Investments in companies of which the Company directly or indirectly owns more than 50% of the voting interest but where minority interest shareholders have substantive participating rights are accounted for using the equity method of accounting. Undivided interests in oil and gas joint ventures are accounted for using the proportionate consolidation method. Investments in other companies are recorded

■ REVENUE RECOGNITION

Revenues from sales of crude oil and petroleum products are recognized when title passes to customers. Revenues include excise on petroleum products sales and duties on export sales of crude oil and petroleum products.

Revenues from non-cash sales are recognized at the fair market value of the crude oil and petroleum products sold.

■ SUCCESSFUL EFFORTS ACCOUNTING FOR OIL AND GAS ACTIVITIES

Accounting for oil and gas activities is subject to special accounting rules that are unique to the oil and gas industry. Property acquisitions, successful exploratory wells, all development costs and support equipment and facilities are capitalized. Artificial stimulation and well work-over costs are included in operating expenses as incurred.

PROPERTY ACQUISITION COSTS

For individually significant undeveloped properties, management periodically performs impairment test based on exploration and drilling efforts to date. For undeveloped properties that individually are relatively small, management exercises judgment and determines a periodic property impairment charge as required that is reported in loss on disposals and impairments of assets.

EXPLORATORY COSTS

For exploratory wells, drilling costs are temporarily capitalized, or "suspended", on the balance sheet, pending a judgmental determination of whether potentially economic oil and gas reserves have been discovered by the drilling effort. If a judgment is made that the well did not encounter potentially economic oil and gas quantities, the well costs are expensed as a dry hole and are reported in exploration expense. Exploratory wells that are judged to have discovered potentially economic quantities of oil and gas and that are in areas where a major capital expenditure would be required before production could begin, remain capitalized on the balance sheet as long as additional exploratory appraisal work is under way or firmly planned. There is no periodic impairment assessment of suspended exploratory well costs. Management continuously monitors the results of the additional appraisal drilling and seismic work and expenses the suspended well costs as dry holes when it judges that the potential field does not warrant further exploratory efforts in the near term.

Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

■ PROVED OIL AND GAS RESERVES

Reserves are estimated using the definitions of reserves prescribed by the US Society of Petroleum Engineers and the World Petroleum Congress requirements. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgment and are subject to change as additional information becomes available. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in the Company's plans.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas liquids including condensate and natural gas that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reserves are considered proved if they can be produced economically as demonstrated by either actual production or conclusive formation tests. Proved reserves do not include additional quantities of oil and gas reserves that may result from applying secondary or tertiary recovery techniques not yet tested and determined to be economic. The proved reserves include volumes which are recoverable up to and after license expiry dates. Proved developed reserves are the quantities of proved reserves expected to be recovered through existing wells with existing equipment and operating methods.

Management has included within proved reserves significant quantities which the Group expects to produce after the expiry dates of certain of its current production licenses in the Russian Federation. These licenses expire between 2011 and 2026, with the most significant expiring between 2011 and 2014. Management believes the licenses will be extended to produce subsequent to their current expiry dates. The Group is in the process of extending all of its production licenses in the Russian Federation. The Group has already extended a portion of these licenses and expects to extend the remaining licenses for indefinite periods. To date there have been no unsuccessful license renewal applications.

■ IMPAIRMENT OF LONG-LIVED ASSETS

Long lived assets, such as oil and gas properties, other property, plant, and equipment, and purchased intangibles subject to amortization, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by that group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by writing down the carrying amount to the estimated fair value of the asset group, generally determined as discounted future net cash flows. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet

■ DEFERRED INCOME TAXES

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and in respect of operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

■ ASSET RETIREMENT OBLIGATIONS

Under various laws, contracts, permits and regulations, the Group has legal obligations to remove tangible equipment and restore the land or seabed at the end of operations at production sites. The largest asset retirement obligations of the Group relate to wells and oil and gas production facilities and pipelines. In accordance with SFAS No. 143, **"Accounting for Asset Retirement Obligations,"** the Group records the fair value of liabilities associated with such obligations when incurred. Estimating the future asset retirement obligations costs necessary for this accounting calculation involves significant estimates and judgments by management. Most of these obligations are many years in the future and the contracts and regulations often have vague descriptions of what removal practices and criteria will have to be met when the removal event actually occurs. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations.

■ CONTINGENCIES

Certain conditions may exist as of balance sheet dates that may result in losses, but the impact of which will only be resolved when one or more future events occur or fail to occur. The Group is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine whether the loss can be reasonably estimated. If our assessment of a contingency indicates that it is probable that a material loss will arise, and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the consolidated statement of income. If our assessment indicates that a potentially material loss is not probable, but is only reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability is disclosed in the notes to our consolidated financial statements. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed. The Company's management continually monitor known and potential contingent matters and make appropriate charges to the consolidated statement of income when warranted by circumstance.

■ USE OF DERIVATIVE INSTRUMENTS

The Group's derivative activity is limited to certain petroleum products marketing and trading outside of its physical crude oil and petroleum products businesses and hedging of commodity price risks. Currently this activity involves the use of futures and swaps contracts together with purchase and sale contracts that qualify as derivative instruments. The Group accounts for these activities under the mark-to-market methodology in which the derivatives are revalued each accounting period. Resulting realized and unrealized gains or losses are presented in the consolidated statement of income on a net basis. Unrealized gains and losses are carried as assets or liabilities on the consolidated balance sheet.

■ RECENT ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued SFAS No. 161, **"Disclosures about Derivative Instruments and Hedging Activities."** This Statement improves financial reporting about derivative instruments and hedging activities by enhanced disclosures of their effects on entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements for fiscal years and interim periods beginning after November 15, 2008, early application is encouraged. The Group is required to adopt the provisions of SFAS No. 161 in the first quarter 2009 and does not expect any material impact on its results of operations, financial position or cash flows upon adoption.

In December 2007, the FASB issued SFAS No. 141 (Revised), **"Business combinations."** This Statement will apply to all transactions in which an entity obtains control of one or more businesses. SFAS No. 141 (Revised) requires an entity to recognize the fair value of assets acquired and liabilities assumed in a business combination; to recognize and measure the goodwill acquired in the business combination or gain from a bargain purchase and modifies the disclosure requirements. The Group is required to prospectively adopt the provisions of SFAS No. 141 (Revised) for business combinations for which the acquisition date is on or after January 1, 2009. Early adoption of SFAS No. 141 (Revised) is prohibited.

In December 2007, the FASB issued SFAS No. 160, **"Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51."** This Statement will apply to all entities that prepare consolidated financial statements (except not-for-profit organizations) and will affect those which have an outstanding noncontrolling interest (or minority interest) in their subsidiaries or which have to deconsolidate a subsidiary. This Statement changes the classification of a non-controlling interest; establishing a single method of accounting for changes in the parent company's ownership interest that does not result in deconsolidation and requires a parent company to recognize a gain or loss when a subsidiary is deconsolidated. The Group is required to prospectively adopt the provisions of SFAS No. 160 in the first quarter 2009, except for the presentation and disclosure requirements which shall be applied retrospectively. Early adoption of SFAS No. 160 is prohibited.

In February 2007, the FASB issued SFAS No. 159, **"The Fair Value Option for Financial Assets and Financial Liabilities."** This Statement expands the possibility of using fair value measurements and permits enterprises to choose to measure certain financial assets and financial liabilities at fair value. Enterprises shall report unrealized gains and losses on items for which the fair value option has been elected in earnings in each subsequent period. The Group is required to adopt the provisions of SFAS No. 159 in the first quarter 2008 and does not expect any material impact on its financial statements upon adoption.

In September 2006, the FASB issued SFAS No. 158, **"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)."** This Statement requires an employer that sponsors one or more single-employer defined benefit plans to: (a) Recognize the funded status of a benefit plan in its statement of financial position; (b) Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost; (c) Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions); (d) Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The provisions of this Statement were effective December 31, 2006, except for the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end, which is effective December 31, 2008. The adoption of the provisions of SFAS No. 158 did not have a material impact on the Group's results of operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, **"Fair Value Measurements,"** which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements but is expected to increase the consistency of those measurements. The Group is required to adopt the provisions of SFAS No. 157 in the first quarter 2008 and does not expect any material impact on its financial statements upon adoption.

In June 2006, the FASB issued FASB Interpretation No. 48, **"Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109"** (FIN 48). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, **"Accounting for Income Taxes."** The Group adopted the provisions of FIN 48 in the first quarter 2007. The adoption of the provisions of Interpretation No. 48 did not have a material impact on the Group's results of operations, financial position or cash flows.

In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, **"How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)."** The consensus requires disclosure of either the gross or net presentation, and any such taxes reported on a gross basis should be disclosed in the interim and annual financial statements. The Group adopted the provisions of EITF Issue

No. 06-3 in 2006. The adoption of the Issue did not have a material impact on the Group's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), **"Share-Based Payment,"** which revises SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25 regarding stock-based employee compensation plans. SFAS No.123(R) requires liability classified share-based payment awards to employees to be valued at fair value on the date of grant and as of each reporting date and expensed over the vesting period. Equity classified share-based payment awards to employees should be valued at fair value on the date of grant and expensed over the vesting period. The adoption of the provisions of SFAS No. 123(R) during 2006 did not have a material impact on the Group's results of operations, financial position or cash flows.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are not historical facts and are "forward-looking." We may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Examples of such forward-looking statements include, but are not limited to:

- statements of our plans, objectives or goals, including those related to products or services;
- statements of future economic performance; and
- statements of assumptions underlying such statements.

Forward looking statements that may be made by us from time to time (but that are not included in this document) may also include projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios. Words such as "believes," "anticipates," "expects," "estimates," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These factors include:

- inflation, interest rate and exchange rate fluctuations;
- the price of oil;
- the effects of, and changes in, Russian government policy;
- the effects of competition in the geographic and business areas in which we conduct operations;
- the effects of changes in laws, regulations, taxation or accounting standards or practices;
- our ability to increase market share for our products and control expenses;
- acquisitions or divestitures;
- technological changes; and
- our success at managing the risks of the aforementioned factors.

This list of important factors is not exhaustive. When relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which we operate. Such forward-looking statements speak only as of the date on which they are made, and, subject to any continuing obligations under the Listing Rules of the U.K. Listing Authority, we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. We do not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

TAXATION

The following discussion is a summary of certain tax consequences under the laws of the Russian Federation and the United Kingdom for holders of our ordinary shares, including those ordinary shares that trade in the form of depositary shares, or DSs, whether in the form of American DSs or global DSs. The summary is general in nature and is based on the laws of the Russian Federation and the United Kingdom in effect as of the date of this annual report and is subject to any change in law that may take effect after such date. It does not purport to be a complete analysis of all tax considerations relating to DSs or ordinary shares, whether in those countries or elsewhere. You should consult with your tax advisors with respect to the precise Russian and UK tax consequences of acquiring, owning and disposing of our ordinary shares or DSs. The applicability of any double tax treaty relief will depend on the particular circumstances and facts relating to each relevant holder. In this regard, however, it is noted that there may be practical difficulties involved in claiming double tax treaty relief.

Under no circumstances should you view this summary as tax advice.

■ RUSSIAN TAX CONSIDERATIONS

This summary does not seek to address the applicability of any double tax treaty relief. With the enactment of the Profits Tax Chapter of the Russian Tax Code which became effective 1 January 2002 the advance treaty clearance procedure has been eliminated. However, this does not eliminate a risk of the tax authorities disputing the relief from withholding tax when they carry out a tax audit and requiring the tax agent to make payment of tax, penalties and interest.

NON-RESIDENT HOLDER

For the purposes of this summary, a "non-resident holder" in relation to an individual means a physical person, physically present in the Russian Federation for less than 183 days in 12 consecutive months that holds and disposes of DSs or ordinary shares.

For the purposes of this summary, a "non-resident holder" in relation to a legal entity is a legal person or organisation, in each case not organised under Russian law, that holds and disposes of DSs or ordinary shares otherwise than through a permanent establishment in Russia. Current Russian tax legislation does not provide for definition of residency, applicable to legal entities. In practice, it is possible to use the definition above as term, describing residency of legal entities in Russia.

The Russian tax rules applicable to securities, and in particular to those held by non-resident holders, are characterised by significant uncertainties and by an absence of interpretative guidance. Russian tax law and procedures are not well developed and rules are sometimes interpreted differently by different tax inspectorates and inspectors. In addition both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. The relevant chapters of Part Two of the Tax Code that set out the regulatory framework for the taxation of the income of individuals and the profits of Russian and foreign legal entities do not regulate all the issues arising in connection with the purchase, ownership and disposition of shares and DSs by non-resident holders. In particular, the Russian tax authorities have not provided profound guidance regarding the treatment of the share deposit arrangements of the type relating to DSs.

RUSSIAN TAX REPORTING OBLIGATIONS OF A NON-RESIDENT INDIVIDUAL

If income received by a non-resident holder (who is an individual) is treated as taxable in Russia but Russian personal income tax has not been withheld for any reason (e.g. paid by a foreign company) such an individual is technically liable to declare his or her income to the Russian tax authorities and pay the tax personally.

TAXATION OF DIVIDENDS

Dividends paid to a non-resident holder generally are subject to Russian withholding tax, which will be withheld by us acting as a tax agent. The applicable tax rate on dividends will depend on whether the dividend recipient is a legal entity or an individual. Dividends paid to a non-resident holder that is a legal entity generally will be subject to Russian withholding tax at a rate of 15%. Dividends paid to non-resident individuals are subject to Russian withholding tax at a rate of 30%, according to the Tax code of the RF. Russia has current double tax treaties (DTTs) with quite a wide range of countries, where the respective rates for the taxation of dividends are lower. For instance, according to DTT between Russia and the UK, the relief tax rate for non-resident individuals is 10%.

Withholding tax may be reduced under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, the Convention Between the Government of the Russian Federation and the Government of the United Kingdom and Northern Ireland on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains of 15 February 1994, or the UK-Russia Tax Treaty, provides for a 10% withholding rate on dividends paid to UK holders who are beneficial owners of the dividends.

However, treaty relief may not be available to non-resident holders of DSs because of the absence of clear interpretative guidance on the beneficial ownership concept in Russia and the fact that the depositary (and not the holders of the DSs) is the legal holder of the shares under Russian law. In the absence of distinct guidance from the Russian tax authorities on the application of relevant double tax treaties with regard to distribution of dividend income to DSs holders, we will likely have to withhold Russian tax at rates applicable to dividends payable to the depositary, which is also a non-resident holder. See "Tax Treaty Relief Procedures."

TAXATION OF CAPITAL GAINS

A non-resident holder generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of DSs outside Russia provided there is no income from a source within Russia. The Tax Code provides that capital gains realised by non-resident legal entities from the sale of shares or derivative instruments (where the underlying assets are in the form of shares of Russian companies) that are circulated on foreign exchanges legally, will not be recognised as income from Russian sources and, therefore, shall be not subject to Russian withholding taxes.

A non-resident legal entity will be subject to taxes on capital gains only in connection with the sale to a Russian resident of shares of a Russian company that has more than 50% of its assets in the form of immovable property in Russia. The non-resident holder may deduct the original purchase price from the proceeds of the sale if he provides documentary support of the original purchase price to the Russian purchaser, acting as tax agent. In such event the net proceeds of the sale are subject to a withholding tax at the rate of 24%. Without documentary support, the non-resident entity is not entitled to deduct the original purchase price and the gross proceeds of the sale are subject to a 20% rate. Please note that since capital gains may be calculated in roubles the taxable base could be affected by changes in the rouble exchange rates.

Please note that the favourable tax treatment in respect of capital gains realised by non-resident legal entities shall be applicable only to a non-resident entity without a permanent establishment in the Russian Federation. Should a non-resident entity establish or create a permanent establishment in Russia, capital gains from the disposition of Russian securities attributable to such permanent establishment shall be subject to a tax at the rate of 24 %. The acquisition by a non-resident entity of shares or other property in the Russian Federation does not in itself mean that the non-resident entity has a permanent establishment in the Russian Federation.

A non-resident individual will generally be subject to tax at the rate of 30% on the gross proceeds from a disposal of the shares or DSs, less any available cost deduction, where the proceeds of such disposal are received from a source within Russia, subject to any available double tax treaty relief. For such purposes income is received from "a source within Russia" if the shares or DSs are sold in the territory of the Russian Federation. If shares or DSs are sold in Russia to a legal entity, the latter will generally be required to withhold Russian income tax from the whole amount of sales proceeds at a domestic tax rate of 30%. Deduction of costs can be claimed by the individual via the Russian personal tax return.

However, there is no definition of "sale in the territory of the Russian Federation" in relation to transactions involving securities. There is a risk that any sale of shares (as opposed to depositary shares) in a Russian company may be considered a sale in the territory of the Russian Federation. Proceeds from the sale of shares in a Russian stock exchange (for listed stock) and sale of shares under a purchase agreement on the territory of Russia are generally considered as a Russian source income. Sale by a non-resident individual to a foreign company or to the other non-resident individual are not subject to withholding tax in Russia since there is no tax agent to withhold the tax (according to the definition of the tax agent in the Tax code of RF). A sale of DSs may also be considered a sale in the territory of the Russian Federation if the purchaser is a Russian resident. Please note that capital gains are calculated in roubles using the respective exchange rates on the date of sale and the date of purchase and, thus, the proceeds of the sale subject to taxation would be affected by changes in rouble exchange rates.

A non-resident holder may be able to avoid Russian withholding tax on the disposition of shares under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, the UK-Russia Tax Treaty provides for an exemption from withholding tax on capital gains received by UK holders unless the shares which: (a) derive all or substantially all of their value directly or indirectly from immovable property in Russia; and (b) are not quoted on an approved stock exchange.

RESIDENT HOLDERS

A holder of DSs or shares who is a physical or legal person resident in Russia for tax purposes is subject to all applicable

Russian taxes. Tax rate on dividends, paid to the resident holders (individuals) is generally 9%. The tax rate for PEs of FLEs is 15%. In the both cases tax must be withheld by Russian organisation as an agent.

TAX TREATY RELIEF PROCEDURES

The Profits Tax Chapter of the Russian Tax Code, which became effective on 1 January 2002, eliminates the requirement that a non-resident corporate holder should obtain tax treaty clearance from Russian tax authorities prior to receiving any income derived from the shares (i.e., from the payment of dividends or the sale of such shares). However, Russian tax authorities, in connection with a tax audit, may still dispute the fact that the non-resident is eligible to benefit from the double tax treaty and require the tax agent (i.e., the company paying dividends or the Russian purchaser of the shares) to withhold and pay tax. In practice, the most likely negative outcome for non-withholding of a tax is a penalty, amounting to 20% of non-withheld tax.

Otherwise a non-resident corporate holder seeking to obtain relief from Russian withholding tax under a tax treaty must provide a confirmation of its tax residence that complies with the applicable double tax treaty as well as the other documentation related to receiving such income in advance of receiving income. UK holders may obtain the confirmation by writing to their local UK tax inspector.

In accordance with the Tax Code a non-resident holder who is an individual must present to the tax authorities a document on his or her tax residency and a document justifying the income received and the tax paid offshore, confirmed by the foreign tax authorities. Formally such requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the residence jurisdiction.

If a non-resident does not obtain advance tax-treaty clearance and tax is withheld by a Russian resident on capital gains or other amounts, the non-resident holder may apply for a refund within three years from the end of the tax period in which the tax was withheld when the recipient is a company or within the one-year period from the end of the tax period in which the tax was withheld when the recipient is an individual. The legal entities are not entitled to grant refund to an individual unless such a refund is specifically approved by the Russian tax authorities.

To process a claim for a refund for legal entities, the Russian tax authorities require (i) a confirmation of the residence of a non-resident at the time the income was paid, (ii) an application for refund of the tax withheld in a format provided by the Russian tax authorities and (iii) copies of the relevant contracts and payment documents confirming the payment of the tax withheld to the appropriate Russian authorities (Form 1012DT (2002) is applicable for legal entities only and is designed to combine (i) and (ii) for foreign corporate).

For individuals a tax refund can be granted only upon the presentation to the Russian tax authorities of the a) an application for refund in any understandable by the tax authorities format written in the Russian language; b) statement of income of the individual (Form 2-NDFL) received from the tax agent; c) a confirmation of residence in a foreign country which has a double tax treaty with Russia; d) a certificate or any other document issued or certified by the tax authorities of the country where the individual is resident confirming or evidencing that the income in question was included in taxable income of the individual and foreign income tax was paid from this income in that foreign country. If a refund is made by a legal entity based on an approval granted by the Russian tax authorities, the procedure of such a refund will be different.

The refund of the tax withheld should be granted within one month of the filing of the application for the refund and the relevant documents have been filed with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds.

The Russian tax authorities may require a Russian translation of some documents as well as to apply other requirements to the format of documents. Providing necessary documentation does not eliminate a risk of the tax authorities disputing the relief from withholding tax and requiring additional documentation in the form determined by the particular inspectorate.

■ UNITED KINGDOM TAX CONSIDERATIONS

The comments below are of a general overview nature based on current UK law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of persons other than persons who are the absolute beneficial owners of DSs or ordinary shares. In particular these comments do not apply to the following:

- investors who do not hold their DSs or ordinary shares as capital assets;
- investors that own (or are deemed to own) 10% or more of our voting rights; or
- special classes of investors such as dealers.

WITHHOLDING TAX ON DIVIDENDS

Dividend payments in respect of DSs or ordinary shares issued by a company organised under the laws of the Russian Federation should not be subject to UK withholding tax. As discussed in "–Russian tax considerations –Taxation of Dividends," such dividends will be subject to Russian withholding taxes.

TAXATION OF DIVIDENDS

A UK holder of interests in DSs or ordinary shares that receives a dividend on the DSs or ordinary shares may be subject to UK income tax or corporation tax, as the case may be, on the gross amount of any dividend paid before the deduction of any Russian withholding taxes, subject to the availability of any UK credit for Russian tax withheld.

An individual holder of interests in DSs or ordinary shares who is resident and domiciled in the United Kingdom will generally be subject to UK income tax on the dividend paid on the DSs or ordinary shares. An individual holder of interests in DSs or ordinary shares who is resident but not domiciled in the United Kingdom will generally be subject to UK income tax on the dividend paid on the DSs or ordinary shares to the extent that the dividend is remitted to the United Kingdom. A dividend is remitted to the United Kingdom if it is paid or deemed to be paid to the United Kingdom or transmitted or brought to the United Kingdom in any way.

A corporate holder of interests in DSs or ordinary shares that is resident in the United Kingdom will generally be subject to UK corporation tax on the dividend paid on the DSs or ordinary shares. A corporate holder of interests in DSs or ordinary shares that is not resident in the United Kingdom will generally not be subject to UK corporation tax on any dividend paid on the DSs or ordinary shares unless the DSs or ordinary shares are attributable to a trade carried on by the holder in the United Kingdom through a UK permanent establishment.

TAXATION OF DISPOSALS

The disposal by a UK holder of interests in DSs or ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains. An individual holder of interests in DSs or ordinary shares who is resident or ordinarily resident and domiciled in the United Kingdom will generally be liable for UK capital gains tax on chargeable gains made on the disposal of an interest in DSs or ordinary shares. An individual holder of interests in DSs or ordinary shares who is resident or ordinarily resident, but not domiciled, in the United Kingdom will be liable for UK capital gains tax to the extent that the proceeds received on the disposal of an interest in DSs or ordinary shares (or part thereof) are remitted or deemed to be remitted to the United Kingdom; losses arising on such disposals cannot be remitted to the United Kingdom. Dealings in the DSs or ordinary shares on the London Stock Exchange may give rise to remitted gains that would, therefore, give rise to a UK capital gains tax liability. It should be noted that special rules may apply where an individual has acquired his or her shares in connection with their employment such that any gain or part thereof is subject to UK employment income tax rather than capital gains tax. The current UK capital gains tax rate is 18%.

Where a UK holder of interests in DSs or ordinary shares has acquired the interests or ordinary shares on a number of occasions there are specific matching rules which determine, for tax purposes, which interests or ordinary shares are being disposed of first.

A corporate holder of interests in DSs or ordinary shares that is resident in the United Kingdom will generally be subject to UK corporation tax on any chargeable gain arising from a disposal of DSs or ordinary shares. A corporate holder of interests in DSs or ordinary shares that is not resident in the United Kingdom will be subject to UK corporation tax on any chargeable gain arising from their disposal where the DSs or ordinary shares in question are attributable to a trade carried on by the holder in the United Kingdom through a UK permanent establishment. An indexation allowance based on the Retail Price Index may be available to reduce the gain. The current UK corporation tax rate is 28%.

EFFECT OF WITHHOLDING TAXES

As discussed in "Taxation – Russian tax considerations – Taxation of Dividends" and "–Taxation of Capital Gains" above, dividend payments in respect of ordinary shares will be, and certain capital gains may be, subject to Russian withholding taxes. A UK resident investor should generally be entitled to a credit for Russian tax (if any) properly withheld from such payments against such investor's liability to income tax or corporation tax on such amounts, subject to UK tax rules for calculation of such a credit.

STAMP DUTY

Payment of UK stamp duty will not normally be required in connection with a transfer of interests in DSs or ordinary shares, provided that the instrument of transfer is executed outside the UK and the transfer does not otherwise relate to "some matter or thing done or to be done in the UK". No UK stamp duty reserve tax will be payable in respect of an agreement to transfer interests in DSs or ordinary shares provided that they are not registered in a register kept in the UK by or on behalf of the body corporate by which they are issued.

REFERENCE INFORMATION

The most complete and up-to-date information about LUKOIL can always be found on the Company's website: www.lukoil.ru (Russian) or www.lukoil.com (English).

The site also provides information about trends and results of LUKOIL's business, accurate, up-to-date information about events concerning the Company and the whole spectrum of LUKOIL activities, as well as details of the Company's social and environmental policies.

The Investor Centre section of the site presents the company's financial and industrial results, dividend history, share prices, presentations for investors, and Company reports.

Legal Address and Central Office

11, Sretensky Boulevard, Moscow, Russia 101 000

Central Information Service

Tel: +7 (495) 627-44-44, 628-98-41
Fax: +7 (495) 625-70-16

Shareholder Relations Department

Tel: +7 (495) 627-48-84, (499) 973-73-46
Fax: +7 (495) 627-41-91
E-mail: shareholder@lukoil.com

Investor Relations Department

Tel: + 7 (495) 627-16-96
Fax: + 7 (495) 981-72-88
E-mail: ir@lukoil.com

Press Service

Tel: +7 (495) 627-16-77
Fax: +7 (495) 627-16-53
E-mail: pr@lukoil.com

LUKOIL Stock Consulting Center

3 (Building 1), Pokrovsky Boulevard, Moscow, Russia 101 000
Tel: + 7 (495) 627-41-91, 627-43-80
Fax: + 7 (495) 627-41-91

NIKOIL Registrar Company

28, 3rd Ulitsa Yamskogo Polya, Moscow, Russia 125 993
Tel/fax: + 7 (495) 755-90-77

LUKOIL Reports

Electronic versions of the following reports are available on the Company web site:

1. Report on Company Business.
2. Consolidated Financial Accounts.
3. Quarterly Consolidated Financial Accounts.
4. Management Discussion and Analysis of Financial Condition and Results of Operations
5. Analyst DataBook.

CONCEPTS AND TERMS USED IN THIS REPORT

Mentions of "OAO LUKOIL", "LUKOIL Group", "the Group", "LUKOIL", "the Company", "we" and "our" are equivalent for the purposes of this Report and refer to LUKOIL Group of companies, to LUKOIL and/or its subsidiary enterprises, depending upon the context, in which the terms are used.

The average rouble/dollar exchange rate for 2007 (25.58 roubles/dollar) is used in conversion of rouble figures for expression in dollars, unless otherwise indicated.

Figures for reserves and production of oil include oil, gas condensate and gas liquids.

"Regions" with a capital "R" refers to administrative divisions of the Russian Federation, "regions" with a small "r" refers to general geographical divisions.

"Reference fuel" is a rough measure to enable comparisons between different types of fuel, based on their energy content. 1 tonne of reference fuel = one tonne of crude oil = 1,000 cubic meters of natural gas.

Percentage change of operating data in mln tons in 2007 is calculated basing on the data in thousand tons.

ABBREVIATIONS

boe — barrels of oil equivalent (1 boe = 6,000 cubic feet of gas)

km — kilometer

ppm — parts per million

PSA — production sharing agreement

RTS — Russian Trading System

MICEX — Moscow Interbank Currency Exchange

www.lukoil.com

END